No securities regulatory authority has expressed an opinion about any information contained herein and it is an offence to claim otherwise. Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information is truthful or complete. Any representation to the contrary is a criminal offense.

Preliminary and Subject to Completion
Dated November 20, 2007

CANADIAN PROSPECTUS
AND U.S. INFORMATION STATEMENT

          , 2007

Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners L.P., or our partnership, and its related entities were established by Brookfield Asset Management Inc., or Brookfield Asset Management, as its primary vehicle to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist principally of the ownership and operation of electricity transmission systems and timberlands, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value.

Our partnership is filing this prospectus with the provincial and territorial securities regulatory authorities in Canada in order to qualify the special dividend of our limited partnership units, or our units, by Brookfield Asset Management. This prospectus also constitutes an information statement that is being furnished to the shareholders of Brookfield Asset Management in connection with the special dividend and is being filed with the United States Securities and Exchange Commission as an exhibit to our partnership’s registration statement on Form 20-F under the U.S. Securities Exchange Act of 1934, as amended. Since our units will be distributed as a special dividend by Brookfield and no securities are being sold pursuant to this prospectus, no proceeds will be raised and all expenses in connection with the preparation and filing of this prospectus will be paid by our general partner’s parent company, Brookfield Asset Management, from its general funds.

Brookfield Asset Management intends to make a special dividend to holders of its Class A limited voting shares and Class B limited voting shares of approximately 24 million units in our partnership. As a result of the special dividend, holders of Brookfield Asset Management’s Class A limited voting shares and Class B limited voting shares will receive one of our units for every twenty-five Class A limited voting shares or Class B limited voting shares that they hold on the record date, provided that the special dividend will be subject to any applicable withholding tax and no holder will be entitled to receive any fractional interests in our units. Holders who would otherwise be entitled to a fractional unit will receive a cash payment. In this prospectus, we refer to the special dividend by Brookfield Asset Management of our units as the “spin-off”. Brookfield Asset Management’s shareholders are not required to pay for our units to be received by them upon the spin-off or tender or surrender their Class A limited voting shares or Class B limited voting shares of Brookfield Asset Management or take any other action in connection with the spin-off. A wholly-owned subsidiary of Brookfield Asset Management will also acquire approximately 6% of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off.

Immediately following the spin-off our partnership’s sole material asset will be a 60% limited partnership interest in Brookfield Infrastructure L.P., or the Infrastructure Partnership. Wholly-owned subsidiaries of Brookfield Asset Management will hold a 1% general partnership interest in the Infrastructure Partnership and an approximate 39% limited partnership interest therein. The 1% general partnership interest in the Infrastructure Partnership will entitle the holder to receive incentive distributions from the Infrastructure Partnership. The economic interests in the Infrastructure Partnership noted above do not reflect the exercise of the equity commitment referred to in this prospectus or interests to be acquired under the Infrastructure Partnership’s distribution reinvestment plan. See “The Spin-Off”.

There is currently no market through which our units may be sold and holders may not be able to sell their units.

There are risks inherent in our businesses and operations that may adversely affect the value of our units. See “Risk Factors” beginning on page 13.

This prospectus and information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management in May 2007 as an owner and operator of high quality infrastructure assets on a global basis. Our current operations consist principally of the ownership of transmission systems and timberlands in North and South America.

Brookfield Infrastructure Partners is focused on high quality, long life infrastructure assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, due to barriers to entry and other factors, tend to appreciate in value over time.

NOTICE TO INVESTORS

About this Prospectus

We accept responsibility for the information contained in this prospectus. To the best of our knowledge, having taken all reasonable care to ensure that such is the case, the information contained in this prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus. Our business, financial condition, results of operations and prospects could have changed since that date. We expressly disclaim any duty to update this prospectus, except as required by applicable law.

Information Statement

This prospectus serves as Brookfield Asset Management’s information statement and is being mailed to all registered shareholders of Brookfield Asset Management entitled to receive the special dividend of our units.

Forward-Looking Statements

This prospectus contains certain forward-looking statements based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, in which case our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

Historical Performance and Market Data

This prospectus contains information relating to our current operations as well as historical performance and market data for Brookfield and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

The financial information contained in this prospectus is presented in U.S. dollars and, unless otherwise indicated, has been prepared accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. All figures are unaudited unless otherwise indicated.

PRESENTATION OF CERTAIN INFORMATION

We have prepared this prospectus using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, the disclosure contained in this prospectus assumes that the spin-off as described under “The Spin-Off” has been completed. In this prospectus, references to “we”, “us” and “our” are to our partnership, the Infrastructure Partnership, the Holding Entities and the operating entities, each as defined below, taken together. In addition, unless the context suggests otherwise, references to:

•	an “affiliate” of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

•	“Brookfield” are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	the “current operations” are to the businesses in which we will hold an interest on closing of the spin-off as well as our Brazilian transmission investments and our Ontario transmission operations which will be transferred by Brookfield to us following closing of the spin-off;

•	our “electricity transmission operations” refer to our interest in Transelec Chile S.A., or Transelec, our Chilean transmission operations, our investments in the Transmissions Brasilerias De Energica companies, or TBE, our Brazilian transmission investments, which will be transferred to us by Brookfield as described in “Business — Current Operations — Electricity Transmission — Overview” and Great Lakes Power Transmission LP, which

i

will hold our Ontario transmission operations upon their transfer as described in “Business — Current Operations — Electricity Transmission — Overview”;

•	“Holding Entities” are to the subsidiaries of the Infrastructure Partnership, from time-to-time, through which it indirectly holds all of our interests in the operating entities;

•	the “infrastructure division” are to the portion of Brookfield’s current infrastructure operations owned during the periods prior to June 30, 2007 that will be contributed to us as part of the spin-off;

•	the “Infrastructure General Partner” are to Brookfield Infrastructure General Partner Limited, which serves as the general partner of the Infrastructure GP LP;

•	the “Infrastructure GP LP” are to Brookfield Infrastructure GP L.P., which serves as the general partner of the Infrastructure Partnership;

•	the “Infrastructure Partnership” are to Brookfield Infrastructure L.P.;

•	“our limited partnership agreement” are to the amended and restated limited partnership agreement of our partnership;

•	the “Manager” are to Brookfield Infrastructure Group Inc. and, unless the context otherwise requires, include any other affiliate of Brookfield that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

•	“our Managing General Partner” are to Brookfield Infrastructure Partners Limited, which serves as our partnership’s general partner;

•	“Master Services Agreement” are to the master management and administration agreement to be dated as of the spin-off among the Service Recipients, Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto;

•	“operating entities” are any entities which directly or indirectly hold our current operations and/or infrastructure assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

•	“our partnership” are to Brookfield Infrastructure Partners L.P.;

•	this “prospectus” is to this Canadian Prospectus and U.S. Information Statement dated , 2007;

•	the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its limited partnership interests in the Infrastructure Partnership in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for limited partnership units of our partnership, as more fully set forth in “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”;

•	“Service Recipients” are to our partnership, the Infrastructure Partnership and the Holding Entities;

•	“spin-off” are to the special dividend by Brookfield Asset Management of our units;

•	our “timber operations” refer to our interest in Island Timberlands Limited Partnership, or Island Timberlands, our Canadian timber operations and our interest in Longview Timber Holdings, Corp., or Longview, our U.S. timber operations; and

•	“our units” are to the limited partnership units in our partnership and references to “our unitholders” are to the holders of our units.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

Our partnership is organized under the laws of Bermuda. A substantial portion of our partnership’s assets are located outside of Canada and the United States and certain of our directors, as well as certain of the experts named in this prospectus, are residents of jurisdictions outside of Canada and the United States. We have expressly submitted to the jurisdiction of the Ontario courts and have appointed an attorney for service of process in Ontario and in the United States. However, it may be difficult for investors to effect service within Canada or the United States upon those directors and experts who are not residents of Canada or the United States. Furthermore, it may be difficult to realize upon or enforce in Canada or the United States any judgment of a court of Canada or the United States against us or our directors or experts since a substantial portion of our assets are located outside of Canada and the United States.

We have been advised by counsel that there is no treaty in force between Canada and Bermuda or the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a Canadian or U.S. judgment would be enforceable in Bermuda against us or our directors and experts depends on whether the Canadian or U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and experts, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a Canadian or U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a judgment as long as (1) the court had proper jurisdiction over the parties subject to the judgment; (2) the court did not contravene the rules of natural justice of Bermuda; (3) the judgment was not obtained by fraud; (4) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (6) there is due compliance with the correct procedures under the laws of Bermuda.

In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of Canadian or U.S. federal securities laws that is either penal in nature or contrary to public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda. Specified remedies available under the laws of Canadian or U.S. jurisdictions, including specified remedies under Canadian securities laws or U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and experts in the first instance for a violation of Canadian securities laws or U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

SUMMARY

The following is a summary only and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of holding our units discussed under “Risk Factors”. We have prepared this prospectus using a number of conventions, which you should consider when reading the information contained herewith. See “Presentation of Certain Information”.

Our Partnership

Our partnership and its related entities were established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist principally of the ownership and operation of electricity transmission systems and timberlands, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. Our Manager is an affiliate of Brookfield Asset Management. Immediately following the spin-off, our sole material asset will be a 60% limited partnership interest in the Infrastructure Partnership, a newly formed limited partnership through which we will indirectly hold all of our current operations. Brookfield will hold the remaining 40% interest in the Infrastructure Partnership through a 1% general partnership interest and a 39% limited partnership interest. Brookfield’s 1% general partnership interest in the Infrastructure Partnership will also entitle it to receive incentive distributions from the Infrastructure Partnership. Brookfield will also acquire approximately 6% of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off. The economic interests in the Infrastructure Partnership noted above do not reflect the exercise of the equity commitment referred to in this prospectus or interests to be acquired under the Infrastructure Partnership’s distribution reinvestment plan. See “The Spin-Off”.

About Brookfield

Brookfield is a global asset management company focused on property, power and other infrastructure assets with over $90 billion of assets under management and more than 300 investment professionals and 8,500 operating employees around the world. Brookfield’s strategy, which is part of our strategy as well, is to combine best-in-class operating platforms and best-in-class transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns. See “Management and Our Master Services Agreement — About Brookfield” for further detail.

Purpose of the Spin-off

Brookfield’s goal is to establish itself as an asset manager of choice for investors in property, power and other infrastructure assets. The spin-off of our units to Brookfield Asset Management’s shareholders is intended to achieve the following objectives:

•	The spin-off will create a “pure play” public issuer that should be well positioned to pursue an infrastructure acquisition and growth strategy. Private sector participation in the infrastructure industry is anticipated to undergo significant growth in the coming years. Brookfield believes it has an opportunity to be a long-term leader in this industry and that the establishment of a focused public issuer dedicated to this strategy will help to achieve this objective. Through our affiliation with Brookfield, we believe that we will have a competitive advantage in comparison with a stand-alone infrastructure company including access to Brookfield-originated acquisition opportunities and Brookfield transaction execution expertise.

•	Infrastructure investments generally require significant amounts of capital. A separate public issuer focused exclusively on infrastructure will facilitate capital raising for investments in this sector.

•	The spin-off is anticipated to surface the value of our infrastructure assets for Brookfield’s shareholders by highlighting the quality of our current operations.

•	Brookfield believes the spin-off will also establish greater transparency for Brookfield as an asset manager focused on the infrastructure industry by showcasing its achievements in this area.

Infrastructure Industry

We define infrastructure assets generally as long-life, physical assets that are the backbone for the provision of essential products or services for the global economy. Due to their nature, we believe infrastructure assets are typically critical to support sustainable economic development and characterized by some or all of the following attributes:

•	strong competitive positions with high barriers to entry;

•	strong margins and stable cash flow; and

•	upside from economic growth and/or inflation.

See “Infrastructure Industry” for further detail.

Current Operations

Our current operations include interests in electricity transmission assets held directly and through consortiums in Chile, Brazil and Canada, comprised of:

•	an estimated 18.4% interest in 8,279 kilometers, or km, of transmission lines in Chile that serve 98% of the population of the country which include 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 46% of the transmission lines between 110 kV and 500 kV in Chile;

•	ownership of 7.5% to 25% interests in a group of five related transmission investments comprising over 2,100 km of transmission lines in Brazil, with one transmission line located in the south and the remaining four lines located in the northeast. Four of the lines are rated 500 kV or higher and one line is rated at 230 kV. The transmission lines began service between 2002 and 2005. Our Brazilian transmission investments will be transferred by Brookfield to us following closing of the spin-off upon receipt of required regulatory approvals; and

•	a 100% interest in approximately 550 km of 44 kV to 230 kV transmission lines in Canada that comprise an important component of Ontario’s transmission system that connects generation in Northern Ontario to electricity demand in Southern Ontario. Our Ontario operations will be transferred by Brookfield to us following closing of the spin-off upon receipt of required regulatory approvals.

Our current operations also include interests in timberlands held in partnership with Brookfield and other consortium members in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States, comprised of:

•	a 37.5% interest in approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million cubic meters, or m3, primarily comprised of high value Douglas-fir, Hemlock and Cedar with a long-run sustainable yield of 1.8 million m3, and approximately 33,625 acres of higher and better use properties, or HBU lands, which are properties that we believe will have greater value if used for a purpose other than as timberlands, such as real estate development or conservation; and

•	a 30% interest in approximately 588,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 37.5 million m3, primarily comprised of high value Douglas-fir and Hemlock with a long-run sustainable yield of 2.4 million m3.

The estimated 18.4% interest in our Chilean transmission operations described above includes our estimated increase in ownership resulting from a purchase price adjustment that will be made upon finalization of a transmission industry rate proceeding, anticipated to be made in the first quarter of 2008. Prior to such adjustments, we will own 10.7% of our Chilean transmission operations.

See “Business — Current Operations” for further detail regarding our current operations.

In addition, we have the ability to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. We have agreed that we will participate in any such partnership through a commitment of up to $600 million provided that (i) third party institutional investors commit at least $400 million; (ii) the transfer of Longview is at a price equal to the appraised value of the timberlands and real estate plus working capital, and (iii) the transaction is completed within 18 months. Our agreement is also subject to a financing condition in our favour.

Our Growth Strategy

Our vision is to be a leading owner and operator of high quality infrastructure assets. We will seek to grow by deploying our operations-oriented approach to enhance value and by leveraging our relationship with Brookfield to pursue acquisitions. To execute our strategy, we seek to:

•	incorporate our technical insight into the evaluation and execution of acquisitions;

•	maintain a disciplined approach to acquisitions;

•	actively manage our assets to improve operating performance; and

•	employ a hands-on approach to key value drivers such as capital investments, development projects, follow-on acquisitions and financings.

We believe that our relationship with Brookfield will provide us with competitive advantages in comparison with a stand-alone infrastructure company in the following respects:

•	Ability to leverage Brookfield’s transaction structuring expertise. With its extensive background in the real estate, power generation and other hard asset industries, Brookfield has in depth experience acquiring hard assets and with securitization and other financing techniques which are prevalent in the real estate sector and are increasingly being utilized in infrastructure sectors where the underlying assets have similar characteristics. We will have an opportunity to benefit from this expertise.

•	Ability to pursue acquisitions of businesses that own infrastructure assets together with other assets that have a riskier cash flow profile. Such transactions may not be appropriate for us on a stand-alone basis. Brookfield has the skills and capital to acquire such companies and separate the infrastructure assets from the non-infrastructure assets. A good example of this is the acquisition of Longview, which had both a timber business and an integrated converting business that increased the overall risk profile of the company. Brookfield separated these two businesses and contributed an interest in the timber operations to us while retaining and restructuring the more volatile converting business. We believe that we will have an opportunity to acquire infrastructure assets through similar transactions in the future.

•	Ability to acquire assets developed by Brookfield through its operating platforms. Brookfield is well positioned to identify development opportunities. For example, Brookfield is actively pursuing greenfield development projects in the electricity transmission sector, and we expect that, if and when these development projects come to fruition, we will have an opportunity to acquire an interest in them from Brookfield.

•	Ability to participate alongside Brookfield and in or alongside Brookfield sponsored or co-sponsored consortiums and partnerships. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements, we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See “Relationship with Brookfield — Relationship Agreement”. Furthermore, Brookfield also has extensive financial resources including annual cash flow in excess of $1.0 billion and market capitalization of over $20 billion. Accordingly, Brookfield has the balance sheet to underwrite a significant portion of the required equity for these larger transactions and syndicate equity following completion, enabling us to act quickly and provide vendors with transaction certainty.

Since Brookfield has large, well established operations in real estate and renewable power which will remain separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors, and we do not anticipate pursuing acquisitions in these areas.

Relationship with Brookfield

Following the spin-off, we will continue to be an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield, including a relationship agreement governing aspects of the relationship between our partnership and Brookfield, in order to enable us to be established as a separate entity and pursue our vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides us with a unique competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. See “Relationship with Brookfield” for further detail on our relationship with Brookfield.

Ownership and Organizational Structure

The chart below presents a simplified summary of the ownership and organizational structure we expect to have after we complete the spin-off as described under “The Spin-Off”. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure included under “Ownership and Organization Structure” and the information included under “Business,” “Governance” and “Relationship with Brookfield”.

(1)	Brookfield will also acquire approximately 6% of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off. See “The Spin-Off”.

(2)	Brookfield’s limited partnership interest in the Infrastructure Partnership will be redeemable for cash or exchangeable for our units, in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield Asset Management eventually owning 39% of our issued and outstanding units, in addition to the units referenced in (1). See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”.

Our Master Services Agreement

Our partnership and certain of our related entities have entered into a Master Services Agreement pursuant to which Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. Pursuant to the Master Services Agreement, on a quarterly basis, we will pay a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. We estimate that the management fees paid to Brookfield for 2006 had the spin-off been completed on January 1, 2006 would have been approximately $11.0 million based on pro forma book equity of the Infrastructure Partnership of $888 million, which we have used as a proxy for its market value for purposes of this estimate. See “Management and Our Master Services Agreement” for further detail.

In conjunction with the consortium arrangements in respect of our Canadian timber operations and our Chilean transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by each of the respective consortiums and, in the case of our Canadian timber operations, our pro-rata share of performance fees. Such base management fees are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees, reduce incentive distributions to which Brookfield would otherwise be entitled from the Infrastructure Partnership. See “Management And Our Master Services Agreement — Our Master Services Agreement” and “Relationship With Brookfield — Incentive Distributions”. If the spin-off had occurred at the beginning of 2006, our proportionate share of base management and performance fees would have been $17.6 million, including $15.0 million in respect of performance fees in connection with our Canadian timber operations. Similar creditable base management fees are also paid by our U.S. timber operations in the amount of 0.005% of the fair market value of its assets.

In addition, operations, maintenance and corporate services will continue to be provided to the Ontario transmission operations by Brookfield on an outsourced — cost recovery basis, with such costs being recoverable under the regulated revenue requirement of this operation. Other services may also be provided to us under arrangements that are on market terms and conditions, such as participation in Brookfield’s group insurance and purchase programs, as described under “Relationship with Brookfield — Other Services.”

Incentive Distributions

Infrastructure GP LP is entitled to receive incentive distributions from the Infrastructure Partnership as a result of its ownership of the general partnership interest in the Infrastructure Partnership. See “Relationship with Brookfield — Incentive Distributions” for further detail.

Equity Commitment

Concurrent with the closing of the spin-off, Brookfield will provide to our partnership and the Infrastructure Partnership an equity commitment in the amount of $200 million. The equity commitment may be called by our partnership and/or the Infrastructure Partnership in exchange for the issuance of a number of units of our partnership or the Infrastructure Partnership, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day volume weighted average of the trading price for our units. If the equity commitment were called in full by the Infrastructure Partnership, Brookfield’s ownership of the Infrastructure Partnership would increase from approximately 40% to approximately 51% or, if the equity commitment were called in full by our partnership, Brookfield’s ownership of our outstanding limited partnership units would increase from approximately 6% to approximately 31% in each case, assuming that our units’ market price is equal to our pro forma book value per unit. However, since capital calls under the equity commitment will be at the five day volume weighted average price of our units, the capital calls will not be economically dilutive to our existing unit holders. See “Relationship with Brookfield — Equity Commitment and Other Financing” for further detail.

Our Units

Our units are limited partnership interests in our partnership. Holders of our units are not entitled to vote on matters relating to our partnership. Holders of our units will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, holders of our units do not have any right to have their units redeemed by our partnership. See “Description of Our Units and Our Limited Partnership Agreement” for further detail.

Distribution Policy

Under our limited partnership agreement, distributions to our unitholders will be made only as determined by our Managing General Partner in its sole discretion. Our Managing General Partner expects to adopt a distribution policy for our partnership pursuant to which our partnership will make quarterly cash distributions in an initial amount of $           per unit to holders of record as of the record date for each calendar quarter. This distribution policy will target a distribution level that is sustainable on a long-term basis while retaining sufficient liquidity to carry out necessary maintenance capital expenditures and for general purposes. We believe that a distribution of 65% to 75% of funds from operations will allow us to meet these objectives. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure” for a discussion of funds from operations. From time-to-time our distributions may exceed these percentages as a result of acquisitions that are attractive on a long-term cash flow and/or total return basis but are not immediately accretive to funds from operations. See “Distribution Policy” for further detail.

Distribution Reinvestment Plan

Following closing of the spin-off and subject to regulatory approval and U.S. securities law registration requirements, our partnership intends to adopt a distribution reinvestment plan. Pursuant to the distribution reinvestment plan, holders of our units in certain jurisdictions will be able to elect to have all distributions paid on our units held by them automatically reinvested in additional units in accordance with the terms of the distribution reinvestment plan. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax. The Infrastructure Partnership will have a corresponding distribution reinvestment plan in respect of distributions made to our partnership and Brookfield. See “Distribution Reinvestment Plan” for further detail.

Market for Securities

There is currently no public trading market for our units. However, we intend to apply to have our units listed for trading on the New York Stock Exchange, or NYSE.

Material Tax Considerations

Holders who receive units of our partnership pursuant to the spin-off will be considered to have received a taxable dividend equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units. See “Material Tax Considerations” for further detail on the United States and Canadian federal income tax consequences of the receipt, holding or disposition of our units.

Holders who are not resident in Canada will be subject to Canadian federal withholding tax at the rate of 25% on the amount of the dividend, subject to reduction under the terms of an applicable income tax treaty or convention. To satisfy this withholding tax liability, Brookfield will withhold a portion of our units otherwise distributable equal to the Canadian federal tax rate applicable to the distribution. Brookfield will also withhold a portion of any cash distribution in lieu of fractional units otherwise distributable equal to the Canadian federal withholding tax rate applicable to the cash distribution. See “Material Tax Considerations — Canadian Federal Income Tax Considerations — Taxation of Non-Canadian Limited Partners” for further detail.

Each of our partnership and the Infrastructure Partnership will make a protective election to be treated as a partnership for U.S. federal income tax purposes, and we intend to structure our activities so that both our partnership and the Infrastructure Partnership are treated as partnerships after the spin-off for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes incurs no U.S. federal income tax liability. Each partner of a partnership who is subject to U.S. federal income tax must report on its U.S. federal income tax return, and will be subject to tax in respect of, its distributive share of each item of the partnership’s income, gain, loss, deduction and credit for each taxable year of the partnership ending with or within the partner’s taxable year, even if the partner receives no distributions from the partnership for such taxable year. A non-U.S. person who holds more than 5% of our units may be subject to special rules under the U.S. Foreign Investment Real Property Act of 1980, which may have a materially adverse effect on the return from an investment in our units. All partners of our partnership should refer to “Material Tax Considerations — United States Tax Considerations” for further detail on the United States federal income tax consequences of the receipt, holding or disposition of our units.

Generally, our partnership and the Infrastructure Partnership will incur no Canadian federal income tax liability, other than Canadian federal withholding taxes. A Canadian resident partner of our partnership must report in its Canadian federal income tax return, and will be subject to tax in respect of its share of each item of our partnership’s income, gain, loss, deduction and credit for each fiscal period of our partnership ending in, or coincidentally with, its taxation year, even if the partner receives no distributions from our partnership in such taxation year. Canadian resident partners of our partnership should refer to “Material Tax Considerations — Canadian Federal Income Tax Considerations — Taxation of Canadian Resident Limited Partners” for further detail on the Canadian federal income tax consequences of the receipt, holding or disposition of our units.

Partners of our partnership who are not resident in Canada should refer to “Material Tax Considerations — Canadian Federal Income Tax Considerations — Taxation of Non-Canadian Limited Partners” for the Canadian federal income tax consequences to them of the receipt, holding or disposition of our units.

Risk Factors

We are subject to a number of risks of which you should be aware. For a discussion of factors you should consider, we direct you to the risks described under the heading “Risk Factors”.

Summary of Selected Financial Information

The information in this section is derived from and should be read in conjunction with the audited combined financial statements for the infrastructure division as at and for the years ended December 31, 2006 and 2005, and the notes thereto, and the unaudited combined financial statements for the infrastructure division as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, and the notes thereto, each of which is included in this prospectus. The information in this section should also be read in conjunction with our unaudited pro forma financial statements and the unaudited pro forma financial statements for the Infrastructure Partnership as at and for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2005. See “Unaudited Pro Forma Financial Statements”.

Following the spin-off, our partnership’s sole material asset will be its 60% limited partnership interest in the Infrastructure Partnership, which we will account for using the equity method. As a result, we believe the financial statements of the Infrastructure Partnership itself will be more relevant to the reader than our financial statements because these statements present the financial position and results of our underlying operations in greater detail. For accounting purposes, the historical financial statements of the Infrastructure Partnership are the combined financial statements of its predecessor, the infrastructure division, which consists of Brookfield’s interests in certain of its electricity transmission and timber operations in North and South America that have historically been held as part of Brookfield’s infrastructure division. These financial statements include Brookfield’s interests in the current operations that are being transferred to the Infrastructure Partnership, other than interests that were not owned during the period covered by the financial statements or interests that cannot be transferred without regulatory approval and such approval has not been received as of the date of this prospectus. Specifically, the infrastructure division’s financial statements include the combined financial results of Brookfield’s: 27.8% interest in Transelec, our Chilean transmission operations, which Brookfield acquired in June 2006; Brookfield’s 50% interest in Island Timberlands, our Canadian timber operations, which Brookfield acquired in May 2005; and 100% interest in Longview, our U.S. timber operations, which Brookfield acquired on April 20, 2007.

It is important to note that Brookfield is retaining an interest in each of Transelec, Island Timberlands and Longview, and therefore the infrastructure division’s ownership interests in these operations is different than the ownership interests of the Infrastructure Partnership upon completion of the spin-off, which will be 10.7% of Transelec, 37.5% of Island Timberlands and 30% of Longview. Thus, the infrastructure division’s financial results are not representative of the Infrastructure Partnership’s for the historical periods.

These combined financial statements do not reflect the remainder of our current operations which include the following:

•	our investments in TBE, our Brazilian transmission investments, which will be transferred to us by Brookfield in the fourth quarter of 2007 following receipt of regulatory approval;

•	Great Lakes Power Limited Transmission Division, which holds our Ontario transmission operations, which will be transferred to us by Brookfield in the fourth quarter of 2007 following receipt of regulatory approval; and

•	our increased investment in Transelec which will be made in the first quarter of 2008 as a result of a purchase price adjustment following finalization of Transelec’s current transmission rate proceeding.

The unaudited pro forma financial statements reflect the financial position and results of operations of all of our current operations, including those that are not reflected in the combined financial statements of the infrastructure division, as though they had been acquired on June 30, 2007 for purposes of the unaudited pro forma balance sheet and

January 1, 2005 for purposes of the unaudited pro forma statements of income, based upon the Infrastructure Partnership’s ownership interests upon completion of the spin-off.

To measure performance, we focus on net income as well as funds from operations. We define funds from operations as net income excluding the impact of depreciation and amortization, deferred taxes and performance fees payable. Funds from operations is a measure of operating performance that is not calculated in accordance with the U.S. GAAP. Funds from operations should not be considered as the sole measure of our performance and should not be considered in isolation from, or a substitute for, analysis of our results as reported under U.S. GAAP. We provide reconciliations of this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which is net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure”.

All financial data in this summary of selected financial information is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

The following table presents combined financial data for the infrastructure division as at and for the periods indicated:

	As at and for the		As at and for the
	Six Months Ended		Year Ended
	June 30,		December 31,
	2007	2006	2006	2005

Revenue	$290.9	$96,7	$307.8	$102.8
Direct operating costs	(126.5)	(64.6)	(163.0)	(77.9)

	164.4	32.1	144.8	24.9

Net income	$1.6	$3.1	$(4.9)	$1.0

Depreciation and amortization	67.1	11.8	49.7	12.7
Deferred income taxes	(4.4)	—	(2.3)	—
Performance fee	—	—	40.0	—
Minority interests in the foregoing items	(24.4)	(5.9)	(49.6)	(6.4)

Funds from operations(1)	$39.9	$9.0	$32.9	$7.3

Total assets	$7,220.0		$4,627.8	$973.4
Divisional equity	$1,295.8		$349.8	$266.8

(1)	Funds from operations is defined as net income adding back depreciation and amortization, deferred income taxes and a performance fee accrued, net of minority interest related to those items, which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Funds from operations is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure” for a discussion of funds from operations and its limitations as a measure of our operating performance. The table above presents a reconciliation of funds from operations to net income. We consider funds from operations to be a measure of operating performance. However, as supplemental information, set forth below is a reconciliation of funds from operations to cash flow from operating activities for the infrastructure division:

	As at and for the		For the
	Six Months Ended		Years Ended
	June 30,		December 31,
	2007	2006	2006	2005

Funds from operations	$39.9	$9.0	$32.9	$7.3
Accrued interest on debt	—	—	60.6	—
Loans receivable	91.3	—	—	—
Other changes in non-cash working capital	7.8	(21.8)	(2.2)	13.0
Minority interest	(12.8)	8.4	30.8	7.4

Cash flow from operating activities	$126.2	$(4.4)	$122.1	$27.7

The following table presents summary unaudited pro forma financial data for the Infrastructure Partnership as at and for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2005:

	As at and for the	For the	For the
	Six Months Ended	Year Ended	Year Ended
	June 30,	December 31,	December 31,
	2007	2006	2005

Revenue	$15.5	$29.7	$23.9
Direct operating costs	(2.8)	(5.3)	(5.0)

	12.7	24.4	18.9
Net income	$20.9	$17.7	$8.0

Depreciation and amortization	21.3	26.9	12.6
Deferred income taxes	(5.2)	(1.8)	0.1
Performance fee payable	—	15.0	—

Funds from operations(1)	$37.0	$57.8	$20.7

Total assets	$1,053.0
Partnership equity	$888.9

(1)	Funds from operations is defined as net income adding back depreciation and amortization, deferred income taxes and a performance fee accrued, which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Funds from operations is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure” for a discussion of funds from operations and its limitations as a measure of our operating performance. The table above presents a reconciliation of funds from operations to net income.

The following table presents summary unaudited pro forma financial data for our partnership as at and for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2005:

	As at and for the	For the	For the
	Six Months Ended	Year Ended	Year Ended
	June 30,	December 31,	December 31,
	2007	2006	2005

Revenue	$12.5	$10.6	$4.8
Net income	$12.5	$10.6	$4.8

Total assets	$532.8
Partnership equity	$532.8

QUESTIONS AND ANSWERS REGARDING THE SPIN-OFF

The following questions and answers address briefly some questions you may have regarding the spin-off. These questions and answers may not address all questions that may be important to you as a holder of Class A limited voting shares or Class B limited voting shares of Brookfield Asset Management and these questions and answers should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

Questions	Answers About the Spin-Off

How will the spin-off work?	Brookfield intends to effect a reorganization so that the current operations are acquired by the Holding Entities, which will be wholly-owned by the Infrastructure Partnership. Brookfield Asset Management will hold an approximate 60% limited partnership interest in the Infrastructure Partnership and one or more wholly-owned subsidiaries of Brookfield Asset Management will hold the remaining 40% interest in the Infrastructure Partnership through a 1% general partnership interest and a 39% limited partnership interest in the Infrastructure Partnership. Brookfield Asset Management will transfer the approximate 60% limited partnership interest in the Infrastructure Partnership that it holds to our partnership in consideration of our units. These units will then be distributed by Brookfield Asset Management to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend. For additional information on the spin-off, see “The Spin-Off.”

What will our relationship with Brookfield Asset Management be after the spin-off?	For information on our relationship with Brookfield after the spin-off, see “Relationship with Brookfield.”

When will the spin-off be completed?	Brookfield Asset Management expects to complete the spin-off by distributing our units on , 2007 to holders of record of Brookfield Asset Management’s Class A limited voting shares and Class B limited voting shares on the record date set for the special dividend. For additional information on the spin-off, see “The Spin-Off.”

What is the record date for the distribution?	, 2007.

If I am a holder of Brookfield Asset Management Class A limited voting shares or Class B limited voting shares, what do I have to do to participate in the distribution?	Nothing. You are not required to pay for our units to be received by you upon the spin-off or tender or surrender your Class A limited voting shares or Class B limited voting shares of Brookfield Asset Management or take any other action in connection with the spin-off. No vote of Brookfield Asset Management’s shareholders will be required for the spin-off. If you own Brookfield Asset Management voting Class A limited voting shares or Class B limited voting shares as of the close of business on the record date, a certificate or a book-entry account statement reflecting your ownership of our units will be mailed to you, or your brokerage account will be credited for our units, on or about , 2007.

Questions	Answers About the Spin-Off

How many of your limited partnership units will I receive?	Brookfield Asset Management will distribute one of our units for every twenty-five Class A limited voting shares or Class B limited voting shares of Brookfield Asset Management you own of record as of the close of business on the record date. Based on approximately Class A limited voting shares and Class B limited voting shares of Brookfield Asset Management that we expect to be outstanding on the record date, Brookfield Asset Management will distribute approximately 24 million units of our partnership. No holder will be entitled to receive any fractional interests in our units. Holders who would otherwise be entitled to a fractional unit will receive a cash payment. For additional information on the distribution, see “The Spin-Off.”

Is the spin-off taxable for United States and Canadian federal income tax purposes?	Holders who receive units of our partnership pursuant to the spin-off will be considered to have received a taxable dividend equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units. Non-Canadian limited partners who acquire our units pursuant to the spin-off will be considered to have received a taxable dividend for Canadian federal income tax purposes and will be subject to Canadian federal withholding tax on the amount of the special dividend. See “Material Tax Considerations” for further detail on the United States and Canadian federal income tax consequences of the receipt, holding or disposition of our units.

Do you intend to make distributions on your limited partnership units?	Under our limited partnership agreement, distributions to our unitholders will be made only as determined by our Managing General Partner in its sole discretion. Our Managing General Partner expects to adopt a distribution policy for our partnership pursuant to which our partnership will make quarterly cash distributions in an initial amount of $ per unit to unitholders of record as of the record date for each calendar quarter. This distribution policy will target a distribution level that is sustainable on a long-term basis while retaining sufficient liquidity to carry out necessary maintenance capital expenditures and for general purposes. We believe that a distribution of 65% to 75% of funds from operations will allow us to meet these objectives. See “Distribution Policy” for additional information on our distribution policy following the spin-off.

Where will I be able to trade your limited partnership units?	There is currently no public trading market for our units. However, we intend to apply to have our units listed for trading on the NYSE.

Questions	Answers About the Spin-Off

Will the number of Brookfield Asset Management shares I own change as a result of the spin-off?	No. The number of Class A limited voting shares and Class B limited voting shares of Brookfield Asset Management that you own will not change as a result of the spin-off.

What will happen to the listing of Brookfield Asset Management’s Class A limited voting shares?	Nothing. Brookfield Asset Management’s Class A limited voting shares will continue to be traded on the New York and Toronto stock exchanges under the ticker symbols “BAM” and “BAM.A”, respectively.

Who do I contact for information regarding you and the spin-off?	Before the spin-off, you should direct inquiries relating to the spin-off to:

Brookfield Asset Management Inc. Suite 300, Brookfield Place 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada M5J 2T3 Attention: Denis Couture (416) 363-9491

After the spin-off, you should direct inquiries relating to our units to:

Brookfield Infrastructure Group Inc. Suite 300, Brookfield Place 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada M5J 2T3 Attention: Tracy Wise (416) 956-9491

After the spin-off, the transfer agent and registrar for our units will be:

BNY Mellon Shareowner Services 480 Washington Blvd. Jersey City, New Jersey, USA 07310

RISK FACTORS

Your holding of units in our partnership will involve substantial risks. You should carefully consider the following factors in addition to the other information set forth in this prospectus. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business, financial condition, results of operations or the value of your units. If any of the following risks actually occur, our business, financial condition and results of operations and the value of your units would likely suffer.

Risks Relating to Us and Our Partnership

Our partnership is a newly formed partnership with no separate operating history and the historical and pro forma financial information included herein does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

Our partnership was formed on May 21, 2007 and has not yet commenced its activities and has not generated any net income to date. Our lack of operating history will make it difficult to assess our ability to operate profitably and make distributions to unitholders. Although most of our current operations have been under Brookfield’s control prior to the formation of our partnership, their combined results have not previously been reported on a stand-alone basis and the historical financial statements included in this prospectus cover periods during which some of our current operations were not under Brookfield’s control or management and, therefore, may not be indicative of our future financial condition or operating results. In addition, the combined financial statements of Brookfield’s infrastructure division, discussed in the management’s discussion and analysis in this prospectus, are prepared on a different basis than the financial statements of our partnership and the Infrastructure Partnership that will be prepared in the future. We urge you to carefully consider the basis on which the historical and pro forma financial information included herein was prepared and presented.

Our partnership’s and the Infrastructure Partnership’s financial statements that will be provided to investors in the future may not present our partnership’s financial results in the most meaningful manner.

Our partnership’s sole material asset will be its 60% limited partnership interest in the Infrastructure Partnership, which it will account for using equity accounting because we do not control the Infrastructure Partnership; it is controlled by Brookfield, its general partner. Furthermore, as most of our current operations will be accounted for using equity or cost accounting, the Infrastructure Partnership’s financial statements will not include a detailed breakdown of the components of net income, cash flows or shareholders’ equity for most of our current operations. We expect that initially the only operations that will be consolidated into the Infrastructure Partnership’s financial statements will be our Ontario transmission operations following their acquisition. Although we expect to provide certain income statement and balance sheet line items for our current operations on a segmented basis in a note to the Infrastructure Partnership’s financial statements, such information will not include the level of detail and note discussion that would be provided if such operations were consolidated into our partnership’s and the Infrastructure Partnership’s financial statements. While separate audited financial statements for most of our current operations are included in this prospectus, we do not expect to continue to provide separate audited financial statements for each of our operations on an ongoing basis.

In addition, we do not expect to be able to provide investors with audited financial statements containing meaningful year-to-year comparisons of financial performance until two fiscal years following completion of the spin-off and the acquisition of our Brazilian transmission investments and our Ontario transmission operations. This is because our partnership’s results for 2007 will only reflect results for our current operations from and after the date we acquire them upon completion of the spin-off. Therefore, we do not expect that our partnership’s audited annual financial statements will contain full year results for our operations until we prepare financial statements for 2008.

Our assets are or may become highly leveraged and we may incur indebtedness in addition to asset-level indebtedness.

Our operating entities have a significant degree of leverage on their assets, including acquisition-related leverage, which is not reflected in our partnership’s historical financial statements. In addition, we may increase the leverage on our assets. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt.

At inception on a proportionate basis, the projected debt balance of all of our current operations is approximately $990 million, with an annual debt service obligation of approximately $68 million. We may also incur indebtedness under one or more credit facilities, in addition to any asset-level indebtedness. For example, we may incur indebtedness in order to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. We have made a commitment of up to $600 million to Brookfield, subject to conditions, including a financing condition, described under “Relationship with Brookfield — Master Purchase Agreement and Acquisition Agreements”. Although we intend to complete any acquisition, including this indirect acquisition of Longview, with an appropriate mix of debt and equity financing for our capital structure, we may finance all or a portion of this acquisition with debt. This indebtedness would give rise to additional servicing costs, and financial and operating covenants, which could affect our ability to engage in certain types of activities or to make distributions in respect of equity. If we are to incur such indebtedness in the future and fail to satisfy any debt service obligations or breach any related financial or operating covenants, we could be prohibited from making any distributions until such breach is cured or the lender could declare the full amount of the indebtedness to be immediately due and payable and could foreclose on any assets pledged as collateral. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors, see “Material Tax Considerations — United States Tax Considerations — U.S. Taxation of Tax Exempt U.S. Holders of Our Units” and “Material Tax Considerations — United States Tax Considerations — Consequences to U.S. Holders — Holding of Our Units — Limitations on Interest Deductions”. Any of these factors could materially adversely affect the value of our units.

We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

Some of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar which we must convert to U.S. dollars prior to making distributions and certain of our operations have revenues denominated in currencies different than our expense structure, thus exposing us to currency risk. Fluctuations in currency exchange rates could make it more expensive for our customers to purchase our products and consequently reduce the demand for our products. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our results of operations and financial position.

When managing our exposure to such market risks, we may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions that we enter into generally will depend on our ability to structure contracts that appropriately offset our risk position. As a result, while we may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

The combined financial statements of Brookfield’s infrastructure division reflect a net loss for the year ended December 31, 2006.

The infrastructure division operated at a net loss in 2006 primarily as a result of the accrual of a performance fee payable by our Canadian timber operations to Brookfield during such year relating to the increased appraised value of timber and HBU lands, which increased value is not reflected in our combined financial statements. Our partnership may incur significant losses in the future as a result of such type of expenses. In addition, as a publicly reporting issuer, our partnership expects to incur significant legal, accounting and other expenses that are not reflected in the combined financial statements of Brookfield’s infrastructure division. Performance fee payments and public company costs could hinder our partnership from achieving or maintaining profitability.

Our partnership is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions) and if our partnership was deemed an “investment company” under the U.S. Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The U.S. Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause our partnership to be deemed an investment company under the U.S. Investment Company Act, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and Brookfield would be impaired, the amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, restructuring our partnership and the Holding Entities, amendment of our limited partnership agreement or the termination of our partnership, any of which could materially adversely affect the value of our units. In addition, if our partnership were deemed to be an investment company under the U.S. Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units, see “Material Tax Considerations — United States Tax Considerations — Partnership Status of Our Partnership and the Infrastructure Partnership”.

Our partnership is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic issuers listed on the NYSE.

Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about our partnership than is regularly published by or about other public limited partnerships in the United States and our partnership is exempt from certain other sections of the Exchange Act that U.S. domestic issuers would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership will not be obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE are inapplicable to our partnership.

Our partnership is an “SEC foreign issuer” under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws.

Although our partnership will become a reporting issuer in Canada, it will be an “SEC foreign issuer” and will be exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our partnership complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the United States Securities and Exchange Commission, or the SEC, are filed in Canada and sent to our partnership’s securityholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about our partnership than would be available if we were a typical Canadian reporting issuer.

Risks Relating to Our Operations and the Infrastructure Industry

Risks Relating to Our Current Operations and Infrastructure Generally

All of our operating entities are subject to general economic conditions and government regulation.

All of our operating entities depend on the financial health of their customers who may be sensitive to the overall performance of the economy. Adverse local, regional or worldwide economic trends that affect each respective economy could have a material adverse effect on our financial condition and results of operations. Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to our business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; tax policies; and other political, social and economic developments that may occur in or affect the countries in which our operating entities operate or the countries in which the customers of our operating entities operate or both.

We may be exposed to uninsurable losses.

The assets of infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures or other disasters.

Operational disruption, as well as supply disruption, could adversely affect the cash flows available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation or penalties or regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies.

Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, our timber operations are not insured against losses from fires and many components of our Chilean transmission operations are not insured against losses from earthquakes. Even if such insurance were available, the cost would be prohibitive. While not a risk borne directly by our partnership, the ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns received by our partnership.

The acquisition of our current operations may give rise to contingent liabilities and the integration of our current operations may not be successful.

Most of our current operations were recently acquired from third parties and have only been operated by us and Brookfield for a short period of time. We will be subject to any contingent liabilities that are attached to our current operations, such as claims for failure to comply with government regulations or other past activities. Accordingly, there is risk regarding any undisclosed or unknown liabilities or issues concerning the current operations. The representations, warranties and indemnities of Brookfield to us in connection with our acquisition of the current operations are limited and for the most part do not protect us against these liabilities or guarantee the value of the current operations. Although the sellers of such operations made various representations to Brookfield in connection with the acquisitions, certain of the indemnification obligations are limited in duration and amount and may have already expired. In addition, even if we could make a claim against the seller of the interest for the amount that is required to be contributed, there can be no assurance that the seller would be willing or able to satisfy any claim that may be brought or that any claim would be successful. We also may not successfully integrate the business and operations of our current operations or realize any of the anticipated benefits of their acquisition and accordingly our results of operations and financial condition could be adversely affected.

Performance of our operating entities may be harmed by future labour disruptions and economically unfavourable collective bargaining agreements.

Several of our current operations have workforces that are unionized and, as a result, they are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating entity were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labour costs and restrictions of its ability to maximize the efficiency of its operations, which could have a material adverse effect on its operations and financial results. Our Canadian timber operations are party to a collective agreement with the United Steelworkers of America which expired on June 15, 2007. Upon expiration of our contract, our Canadian timber operations experienced a work stoppage that had an adverse effect on the financial results of our Canadian timber operations in the third and fourth quarter of 2007.

Our operating entities may be exposed to higher levels of regulation than in other sectors and breaches of such regulations could expose our operating entities to claims for financial compensation and adverse regulatory consequences.

In many instances, ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, our timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs and our electricity transmission operations are subject to government regulation of their rates and revenues. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.

In addition, our operating entities are subject to laws and regulations relating to pollution and the protection of the environment. They are also subject to laws and regulations governing health and safety matters, protecting both the public and their employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of our operating entities and their reputations and expose them to claims for financial compensation or adverse regulatory consequences. There is also the risk that our operating entities do not have, or might not obtain, permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licences are obtained before the commencement of operations, many of these licences and permits have to be renewed or maintained over the life of the business.

We will operate in a highly competitive market for acquisition opportunities.

Our acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for us. We expect that we will face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions we will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions we may become subject to anti-trust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

We cannot assure you that the competitive pressures we will face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for our unitholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to anti-trust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

Future acquisitions may subject us to additional risks.

Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, results of operations or financial condition: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; and the risk of environmental or other liabilities associated with the acquired business.

Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements, and we will do so in the future, which will reduce Brookfield’s and our control over our operations and may subject us to additional obligations.

Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy going forward is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, our Chilean transmission operations are subject to a shareholders’ agreement which allows for an en bloc sale of the assets without our consent and our Brazilian transmission investments are subject to put/call agreements with third parties. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Risks Relating to Our Electricity Transmission Operations

Our electricity transmission operations may require substantial capital expenditures in the future.

In some of the jurisdictions in which we have electricity transmission operations, such as Brazil and Chile, certain maintenance capital expenditures may not be covered by the regulatory framework. If our electricity transmission operations in these jurisdictions require significant capital expenditures to maintain our asset base, we will not be able to cover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and costs are not fully recovered through the regulatory framework.

Our electricity transmission operations may engage in development projects which may expose us to various risks associated with construction.

Our electricity transmission operations may engage in development projects. If such development projects enter the construction phase, we are likely to retain some risk that the project will not be completed within budget, within the agreed timeframe and to the agreed specifications. During the construction phase, the major risks include a delay in the projected completion of the project and a resultant delay in the commencement of cash flows, an increase in the capital needed to complete construction and the insolvency of the head contractor, a major subcontractor and/or key equipment supplier. Although frequently the main risks of any delay in completion of the construction or any “overrun” in the costs of construction will typically have been passed on by us contractually to a subcontractor, there is some risk that the anticipated returns of the relevant project may be adversely affected as a result. Unexpected increases in costs may also result in increased debt service costs and in funds being insufficient to complete construction. In addition, due to any of the aforementioned delays or cost overruns, regulatory changes or other external influences, we may decide to abandon construction or development of any given project resulting in a write-off of any cost recovery we may have received for costs to the point of abandonment. This would negatively impact our income and cash flow.

Clients of our electricity transmission operations may default on their obligations under the relevant contractual arrangements.

Some of our electricity transmission operations have customer contracts as well as concession agreements in place with public and private sector clients. On the public sector side this may include central government departments, local government bodies and quasi-government agencies. Since it cannot be assumed that a central government will in all cases assume liability for the obligation of quasi-government agencies or those central government departments will themselves not default on their obligations, the possibility of a default remains. Our electricity transmission operations also have contracts with private sector clients. There is an increased risk of default by private sector clients compared with public sector clients. For example, we have an agreement with a single customer which represented 72.6% of revenues of our Chilean transmission operations in 2006. As this agreement accounts for a majority of its cash flow, our Chilean transmission operations could be materially adversely affected by any material change in the assets, financial condition or results of operations of that customer.

Our electricity transmission operations may be adversely affected by changes in tolls or regulated rates.

Some of our electricity transmission operations are regulated with respect to revenues and they recover their investment in transmission assets through tolls or regulated rates which are charged to third parties (including generating companies). In general, our electricity transmission operations are entitled to earn revenue that represents a rate of return on the regulated investment value of assets and to collect provisions for operating, maintenance and administrative costs.

If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge or the amounts of the provisions we are allowed to collect, we may not be able to earn a rate of return on our businesses that we had planned or we may not be able to recover our initial investment cost.

The lands used in our electricity transmission operations may be subject to adverse claims.

Although we believe that we have valid rights to all easements, licences and rights of way necessary for our electricity transmission operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners. In addition, our rights may be adversely affected by rights of governments or aboriginal groups.

Risks Relating to Our Timber Operations

The financial performance of our timber operations may be affected by economic recessions or downturns.

The vast majority of the products from our timber operations are sensitive to macro-economic conditions in North America and Japan and are thus susceptible to economic recessions or downturns in these markets. Decreases in the level of residential construction, repair and remodeling activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to our timber operations. Depressed commodity prices in lumber, pulp or paper may also cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber. In addition to impacting our timber operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on their ability to attract additional capital, the cost of that capital and the value of their timberland assets.

A variety of factors may limit or prevent harvesting by our timber operations.

Weather conditions, industry practices and federal, state and provincial laws and regulations associated with forestry practices, sale of logs and environmental matters, including wildlife and water resources, may limit or prevent harvesting, road building and other activities on the timberlands owned by our timber operations. In the case of restrictions arising from regulatory requirements, the size of the area subject to restriction will vary depending on the protected species at issue, the time of year and other factors. In addition, if regulations become more restrictive, the amount of the timberlands subject to harvest restrictions could increase. The timberlands owned by our timber operations may also suffer damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that our timber operations will achieve harvest levels in the future necessary to maintain or increase revenues, earnings and cash flows. There can be no assurance that the forest management planning by our timber operations, including silviculture, will have the intended result of ensuring that their asset base appreciates over time.

Our timber operations operate in a highly competitive industry, subject to price fluctuations.

Timberland companies operate in a highly competitive business environment in which companies compete, to a large degree, on the basis of price and also on the basis of service and ability to provide a steady supply of products over the long-term. The prime competitors to our timber operations are governments, other large forestland owners and small private forestland owners. In addition, wood and paper products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products and electronic media. The competitive position of our timber operations and the price realized for our products is also influenced by a number of other factors including: the ability to attract and maintain long-term customer relationships; the quality of our products; the health of the regional converting industry; the costs of timber production; the availability, quality and cost of labour; the cost of fuel; shipping and transportation costs; changes in global timber supply; technological advances that increase yield in other regions; and the price and availability of substitute wood and non-wood products.

Our ability to harvest timber may be adversely affected by aboriginal claims.

Aboriginal claims could adversely affect our ability to harvest timber in our Canadian (and to a lesser degree, U.S.) timber operations. Canadian courts have recognized that aboriginal peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In Canada, aboriginal groups have made claims in respect of land governed by Canadian authorities, which could affect a portion of our timber operations. Any settlements in respect of these claims could lower the volume of timber managed by our Canadian timber operations and could increase the cost to harvest timber on such lands.

Our Canadian timber operations are subject to federal restrictions which may require them to decrease their planned export of logs.

Currently, logs from most private timberlands in Canada are not subject to provincial export regulations, but are subject to federal export regulations. As a result, all export logs must be advertised for local consumption and may be exported only if there is a surplus of domestic supply as indicated by the absence of fair market value offers (based on current domestic prices) from domestic lumber mills. Accordingly, an increase in domestic demand could result in our Canadian timber operations being required to decrease their planned export of logs. The provincial government in British Columbia is currently reviewing its log export policy, and may recommend that the federal government impose a policy that may further restrict the export of logs from private lands in British Columbia. As export market pricing is generally at a premium to the domestic market pricing, any reduction in log exports could have an adverse effect on our Canadian timber operations.

Risks Relating to our Relationship with Brookfield

Brookfield will exercise substantial influence over our partnership and we are highly dependent on the Manager.

Brookfield is the sole shareholder of our Managing General Partner. As a result of its ownership of our Managing General Partner, Brookfield will be able to control the appointment and removal of our Managing General Partner’s directors and, accordingly, exercise substantial influence over our partnership. In addition, our partnership holds its interest in the operating entities indirectly and will hold any future acquisitions indirectly through the Infrastructure Partnership, the general partner of which is controlled by Brookfield. As our partnership’s only substantial asset is the limited partnership interests that it holds in the Infrastructure Partnership, our partnership will not have a right to participate directly in the management or activities of the Infrastructure Partnership or the Holding Entities, including with respect to the making of decisions.

Our partnership and the Infrastructure Partnership do not have any employees and will depend on the management and administration services provided by the Manager. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Infrastructure Partnership or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all infrastructure acquisitions that Brookfield identifies.

Our ability to grow will depend on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield has stated that we will be its primary vehicle to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of infrastructure related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

•	there is no accepted industry standard for what constitutes an infrastructure asset. Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;

•	it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•	the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•	Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit our ability to participate in these more passive investments and may limit our ability to have more than 50% of our assets concentrated in a single jurisdiction; and

•	in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including our liquidity position at the time, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a mis-alignment or conflict of interest. See “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties.”

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We will depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our limited partnership agreement and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

The control of our Managing General Partner may be transferred to a third party without unitholder consent.

Our Managing General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders. Furthermore, at any time, the shareholder of our Managing General Partner may sell or transfer all or part of its shares in our Managing General Partner without the approval of our unitholders. If a new owner were to acquire ownership of our Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our Managing General Partner would have on the trading price of our units or our partnership’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership’s financial condition and results of operations may suffer.

Brookfield may increase its ownership of our partnership and the Infrastructure Partnership relative to other unitholders.

Immediately following the spin-off, Brookfield will hold approximately 40% of the issued and outstanding interests in the Infrastructure Partnership. The limited partnership interests held by Brookfield will be redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning an 39% of our issued and outstanding units. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”. Brookfield will also acquire a portion of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off. Based on the current residency of the shareholders of Brookfield Asset Management, we estimate that the satisfaction of the Canadian federal and U.S. “backup” withholding tax obligations will result in Brookfield acquiring approximately 6% of our outstanding units. See “The Spin-Off”. Brookfield may also acquire additional units of the Infrastructure

Partnership pursuant to an equity commitment provided by Brookfield. See “Relationship with Brookfield — Equity Commitment and Other Financing”. Infrastructure GP LP may also receive incentive distributions in units of the Infrastructure Partnership. See “Relationship with Brookfield — Incentive Distributions”. In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Infrastructure Partnership in the Infrastructure Partnership’s distribution reinvestment plan, with the result that Brookfield will receive additional units of the Infrastructure Partnership. Additional units of the Infrastructure Partnership acquired, directly or indirectly, by Brookfield will be redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”. Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and the Infrastructure Partnership above 50%.

Brookfield will not owe our unitholders any fiduciary duties under the Master Services Agreement or our other arrangements with Brookfield.

The obligations of Brookfield under the Master Services Agreement and our other arrangements with them will be contractual rather than fiduciary in nature. As a result, our Managing General Partner, which is an affiliate of Brookfield, in its capacity as our partnership’s general partner, will have sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions.

Our limited partnership agreement and the Infrastructure Partnership’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when such conflicts of interest arise. These modifications may be important to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. See “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”. It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under “Relationship with Brookfield”.

Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While our Managing General Partner’s independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our limited partnership agreement, persons who acquire our units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our limited partnership agreement or any duty stated or implied by law or equity.

Our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement.

The Master Services Agreement provides that the Service Recipients may terminate the agreement only if the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service

Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. Our Managing General Partner cannot terminate the agreement for any other reason, including if the Manager or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager’s performance does not meet the expectations of investors, and our Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and the licensing agreement. See “Relationship with Brookfield — Relationship Agreement” and “Relationship with Brookfield — Licensing Agreement.”

The liability of the Manager is limited under our arrangements with it and we have agreed to indemnify the Manager against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Master Services Agreement, the Manager has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under our limited partnership agreement, the liability of the Managing General Partner and its affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Manager under the Master Services Agreement is similarly limited, except that the Manager is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Manager to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Manager tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Manager is a party may also give rise to legal claims for indemnification that are adverse to our partnership and our unitholders.

Risks Relating to our Units

The price of our units may fluctuate significantly and you could lose all or part of the value of your units.

The market price of our units may fluctuate significantly and you could lose all or part of the value of your units. Factors that may cause the price of our units to vary include:

•	changes in our financial performance and prospects and Brookfield’s financial performance and prospects or in the financial performance and prospects of companies engaged in businesses that are similar to us or Brookfield;

•	the termination of our Master Services Agreement or the departure of some or all Brookfield’s professionals;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•	sales of our units by our unitholders;

•	general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;

•	speculation in the press or investment community regarding us or Brookfield or factors or events that may directly or indirectly affect us or Brookfield; and

•	a loss of a major funding source.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.

Our units have never been publicly traded and an active and liquid trading market for our units may not develop.

Prior to the spin-off, there has not been a market for our units. After the spin-off, our partnership expects that the principal trading market for our units will be the NYSE. Our partnership cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our units or, if such a market develops, whether it will be maintained. Our partnership cannot predict the effects on the price of our units if a liquid and active trading market for our units does not develop. In addition, if such a market does not develop, relatively small sales of our units may have a significant negative impact on the price of our units.

We may need additional funds in the future and our partnership may issue additional units in lieu of incurring indebtedness which may dilute existing holders of our units or our partnership may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to holders of our units.

Under our limited partnership agreement, our partnership may issue additional partnership securities, including units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our Managing General Partner may determine. Our Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our partnership’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of our partnership and any redemption, conversion and exchange rights. Our Managing General Partner may use such authority to issue additional units, which could dilute existing holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Our unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership.

Under our limited partnership agreement, our unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our unitholders do not have the right to remove our Managing General Partner, to cause our Managing General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our Managing General Partner’s board of directors, to remove existing directors from our Managing General Partner’s board of directors or to prevent a change of control of our Managing General Partner. In addition, except as prescribed by applicable laws, our unitholders’ consent rights apply only with respect to certain amendments to our limited partnership agreement. As a result, unlike holders of common stock of a corporation, our unitholders will not be able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our partnership and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

Risks Relating to Taxation

General

Changes in tax law and practice may have a material adverse effect on our operations and, as a consequence, the value of our assets and the net amount of distributions payable to our unitholders.

Our structure, including the structure of the Holding Entities and the operating entities, is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect such company or entity, as well as the net amount of distributions payable to our unitholders. Furthermore, the manner in which we seek to structure acquisitions is dependent on the tax legislation and practice applicable at that time in the relevant jurisdiction. This may mean that we find it difficult to carry out acquisitions in a particular territory or in certain asset classes in any such territory for a period of time. Taxes and other constraints that would be applicable to us in such jurisdictions may not be applicable to local institutions or other parties and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

Our partnership’s ability to make distributions will depend on us receiving sufficient cash distributions from our underlying operations and we cannot assure you that our partnership will be able to make cash distributions to you in amounts that are sufficient to fund your tax liabilities.

We are subject to local taxes in each of the relevant territories and jurisdictions (such as Canada, the United States, Brazil and Chile) in which we have operations, including taxes on our income, profits or gains and withholding taxes. As a result, our partnership’s cash available for distribution is reduced by such taxes and the post-tax return to investors is similarly reduced by such taxes. We intend that future acquisitions be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences for us as a result of making such acquisitions.

You will be required to include in your income your allocable share of our partnership’s items of income, gain, loss, deduction and credit (including, so long as it is treated as a partnership for tax purposes, our partnership’s allocable share of those items of the Infrastructure Partnership) for each of our taxable years ending with or within your taxable year. See “Material Tax Considerations”. The cash distributed to you may not be sufficient to fund the payment of the full amount of your tax liability in respect of your investment in our partnership because your tax liability is dependent on your particular tax situation and we will make simplifying tax assumptions in determining the amount of the distribution. In addition, the actual amount and timing of distributions will always be subject to the discretion of our Managing General Partner’s board of directors and we cannot assure you that our partnership will in fact make cash distributions as intended. See “Distribution Policy”. Even if our partnership is unable to distribute cash in an amount that is sufficient to fund your tax liabilities, you will still be required to pay income taxes on your share of our partnership’s taxable income.

Our unitholders may be subject to taxes and tax filing obligations in jurisdictions in which they are not resident for tax purposes or are not otherwise subject to tax.

Because of your holdings in our partnership, you may be subject to taxes and tax return filing obligations in jurisdictions other than the jurisdiction in which you are a resident for tax purposes or are not otherwise subject to tax. Although we will attempt, to the extent reasonably practicable, to structure our operations and investments so as to avoid income tax filing obligations by holders of our units in such jurisdictions, there may be circumstances in which we are unable to do so. Income or gains from our holdings may be subject to withholding or other taxes in jurisdictions outside your jurisdiction of residence for tax purposes or in which you are not otherwise subject to tax. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to our partnership and/or the tax authorities in such jurisdictions.

You may be exposed to transfer pricing risks.

To the extent that our partnership, the Infrastructure Partnership, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax being paid by such entities and therefore the return to investors could be reduced.

Our Managing General Partner and the Infrastructure General Partner believe that the base management fee and any other amount that will be paid to the Manager will be commensurate with the value of the services being provided by the Manager and are comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. The Managing General Partner and the Infrastructure General Partner therefore do not anticipate that the amounts of income (or loss) allocated to you will be adjusted. However, no assurance can be given in this regard.

If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount (most likely, an expense) that is relevant to the computation of the income of the Infrastructure Partnership or our partnership, such assertion could result in adjustments to amounts of income (or loss) allocated to you by our partnership for tax purposes. In addition, you may also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. Our Managing General Partner and the Infrastructure General Partner advise that satisfactory contemporaneous documentation for these purposes will be prepared in respect of all transactions or arrangements with Brookfield, and in particular with respect to the Master Services Agreement. Accordingly, our Managing General Partner and the Infrastructure General Partner do not anticipate that the amounts of income (or loss) allocated to you for tax purposes will be required to be adjusted or that you will be subject to transfer pricing penalties described above. However, no assurance can be given in this regard.

United States

The Internal Revenue Service may disagree with our valuation of the spin-off dividend.

Our U.S. unitholders will be considered to receive a dividend as a result of the spin-off equal to the fair market value of the units of our partnership received by them in the spin-off plus the amount of cash received in lieu of fractional units. We will use the volume weighted average trading price of our units on the NYSE for the five trading days immediately following the spin-off as the fair market value of our units for these purposes but this amount is not binding on the Internal Revenue Service, or IRS. The IRS may disagree with this valuation and this could result in increased tax liability to you.

If either our partnership or the Infrastructure Partnership were to be treated as a corporation for U.S. federal income tax purposes, the value of your units may be adversely affected.

The value of your units will depend in part on our partnership and the Infrastructure Partnership being treated as partnerships for U.S. federal income tax purposes. Our partnership and the Infrastructure Partnership will each make an election to be treated as a partnership for U.S. federal income tax purposes. However, in order to be considered a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and our partnership must not be required to register, if it were a U.S. corporation, as an investment company under the U.S. Investment Company Act and related rules. Although we intend to manage our affairs so that our partnership would not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If our partnership were treated as a corporation for U.S. federal income tax purposes, (i) the conversion to corporate status would generally result in recognition of gain (but not loss) to U.S. unitholders; (ii) our partnership would likely be subject to U.S. corporate income tax and branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to our U.S. unitholders would be taxable as dividends to the extent of our partnership’s earnings and profits; (iv) dividends, interest, and certain other passive income our partnership receives from U.S. entities would, in most instances, be subject to U.S. withholding tax at a rate of 30% (although non-U.S. holders of our units nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. unitholders (other than certain U.S. corporate unitholders who own 10% or more of our units) would not be allowed a tax credit with respect to any such tax withheld; (v) the “portfolio interest” exemption would not apply to interest income of our partnership (although non-U.S. holders of our units nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income) and (vi) our partnership could be classified as a “passive foreign investment company” (as defined in the U.S. Internal Revenue Code), and such classification would have adverse tax consequences to U.S. unitholders with respect to distributions and gain recognized on the sale of our units. If the Infrastructure Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

Neither our partnership nor the Infrastructure Partnership has requested, and they do not plan to request, a ruling from the IRS on their tax status for U.S. federal income tax purposes or as to any other matter affecting us.

A non-U.S. person who holds more than 5% of our units may be subject to special rules under the Foreign Investment Real Property Tax Act of 1980, which may have a material adverse effect on the return from an investment in our units.

A non-U.S. person who holds more than 5% of our units may be subject to special rules under the Foreign Investment Real Property Tax Act of 1980, or FIRPTA. For purposes of determining whether a non-U.S. person holds more than 5% of our units, special attribution rules apply. The application of the FIRPTA rules to a non-U.S. person who holds (or is deemed to hold) more than 5% of our units could have a material adverse effect on such non-U.S. person. Accordingly, our partnership does not believe that it is advisable for a non-U.S. person to own more than 5% of our units. If you are a non-U.S. person and anticipate owning more than 5% of our units, you should consult your tax advisors. See “Material Tax Considerations — United States Tax Considerations — Consequences to Non-U.S. Holders of Our Units”.

We may be subject to U.S. “backup” withholding tax or other U.S. withholding taxes if our unitholders fail to comply with U.S. tax reporting rules or if the IRS or other applicable state and local taxing authorities do not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our partnership, and, therefore, all of our unitholders on a pro rata basis.

We may become subject to U.S. “backup” withholding tax at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%) if our U.S. or foreign unitholders fail to timely provide our partnership (or the clearing agent or other intermediary) with IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or applicable state and local taxing authorities. See “Material Tax Considerations — United States Tax Considerations — Administrative Matters — Backup and Other Administrative Withholding Issues”. Accordingly, it is important that each of our unitholders timely provides our partnership (or the clearing agent or other intermediary) with IRS Form W-9 or IRS Form W-8, as applicable. To the extent that any unitholder fails to timely provide the applicable forms (or such form is not properly completed), or should the IRS or other applicable state and local taxing authorities not accept our withholding methodology, our partnership may treat such U.S. “backup” withholding taxes or other U.S. withholding taxes as an expense, which will be borne by all unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt entities face unique U.S. tax issues from owning units that may result in adverse U.S. tax consequences to them.

Our partnership and the Infrastructure Partnership are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or by the Infrastructure Partnership, such property generally would constitute “debt-financed property,” and any income or gain realized on such property and allocated to a tax-exempt entity generally would constitute “unrelated business taxable income” to such tax-exempt entity. In addition, even if such indebtedness were not used either by our partnership or by the Infrastructure Partnership to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt U.S. unitholder used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes “debt-financed property” to such unitholder with the consequences noted above. A tax-exempt entity is subject to U.S. federal income tax at regular graduated rates on the net amount of its unrelated business taxable income. In addition, a tax-exempt entity is required to file a U.S. federal income tax return for any taxable year that the tax-exempt entity derives gross income characterized as unrelated business taxable income in excess of $1,000. The potential for having income characterized as unrelated business taxable income may make our units an unsuitable investment for a tax-exempt entity.

There may be limitations on the deductibility of our partnership’s interest expense.

If you are a U.S. person (or otherwise taxable in the United States) and for so long as our partnership is treated as a partnership for U.S. federal income tax purposes, you will be taxed on your share of our partnership’s net taxable income. However, U.S. federal income tax law may limit the deductibility of your share of our partnership’s interest expense. In addition, deductions for your share of our partnership’s interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, you may be taxed on amounts in excess of your net income of our partnership. This could adversely impact the value of your units if our partnership was to incur (either directly or indirectly) a significant amount of indebtedness. See “Material Tax Considerations — United States Tax Considerations — Consequences to U.S. Holders — Holding of Our Units”.

Non-U.S. persons face unique U.S. tax issues from owning our units that may result in adverse tax consequences to them.

Our partnership believes that it is not engaged in a U.S. trade or business for U.S. federal income tax purposes, and intends to use commercially reasonable efforts to structure its activities to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States Real Property Interest”, as defined in the U.S. Internal Revenue Code. Accordingly our partnership’s non-U.S. unitholders will generally not be subject to U.S. federal income tax on interest, dividends and gains derived from non-U.S. sources. It is possible, however, that the IRS could disagree or that the U.S. federal tax laws and Treasury regulations could change and our partnership could be deemed to be engaged in a U.S. trade or business, which would have a material adverse effect on non-U.S. unitholders. If, contrary to our partnership’s expectations, our partnership is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States Real Property Interest, non-U.S.

unitholders would be required to file U.S. federal income tax returns and would be subject to U.S. federal income tax at the regular graduated rates.

To meet U.S. federal income tax and other objectives, our partnership and the Infrastructure Partnership will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

To meet U.S. federal income tax and other objectives, our partnership and the Infrastructure Partnership will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction and credit realized in the first instance by our operating entities will not flow, for U.S. federal income tax purposes, directly to the Infrastructure Partnership, our partnership, or our unitholders, and any such items may be subject to a corporate income tax, in the United States and other jurisdictions, at the level of the Holding Entities. Any such additional taxes may adversely affect our ability to operate solely to maximize our cash flow.

Certain of our Holding Entities or operating entities may be, or may be acquired through, an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.

Some of our Holding Entities or operating entities are likely to be classified as “passive foreign investment companies” for U.S. federal income tax purposes. In addition, we may in the future acquire certain investments or operating entities through one or more Holding Entities which may be treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as passive foreign investment companies. U.S. unitholders face unique U.S. tax issues from indirectly owing interests in a passive foreign investment company that may result in adverse U.S. tax consequences to them. See “Material Tax Considerations — United States Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”.

Tax gain or loss on disposition of our units could be more or less than expected.

If you sell your units and are taxable in the United States, you will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your units, will in effect become taxable income to you for U.S. federal income tax purposes if the units are sold at a price greater than your tax basis in those units, even if the price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible to meet the “qualifying income” exception for our partnership (and the Infrastructure Partnership) to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation and changes that reduce the net amount of distributions available to our unitholders. Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

Our partnership’s organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement from time-to-time, without the consent of our unitholders, to address certain changes in

U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

The IRS may not agree with certain assumptions and conventions that we use in attempting to comply with applicable U.S. federal income tax laws or that we use to report income, gain, loss, deduction and credit to our unitholders.

Our partnership will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to our unitholders in a manner that reflects such unitholders’ beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. Because our partnership cannot match transferors and transferees of our units, our partnership will adopt depreciation, amortization and other tax accounting conventions that may not conform with all aspects of existing Treasury regulations. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of the units or the time when the units are issued by our partnership) through the application of certain accounting principles that we believe are reasonable for our partnership. A successful IRS challenge to any of the foregoing assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deductions, loss or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of our units and could have a negative impact on the value of our units or result in audits of and adjustments to our unitholders’ tax returns.

Unitholders may be subject to state, local and non-U.S. taxes and return filing requirements as a result of holding our units.

Our unitholders may be subject to state, local and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which our partnership do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each of our unitholders to file all United States federal, state, local and non-U.S. tax returns that may be required of such unitholder.

Our partnership may not be able to furnish to each unitholder specific tax information within 90 days after the close of each calendar year, which means that holders of our units who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax return.

It may require longer than 90 days after the end of our partnership’s fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for our partnership. For this reason, holders of our units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See “Material Tax Considerations — United States Tax Considerations — Administrative Matters — Information Returns”.

The sale or exchange of 50% or more of our units will result in the termination of our partnership for U.S. federal income tax purposes.

Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A termination of our partnership would, among other things, result in the closing of our taxable year for U.S. federal income tax purposes for all our unitholders and could result in possible acceleration of income to certain of our unitholders and certain other consequences that may adversely affect the value of our units. See “Material Tax Considerations — United States Tax Considerations — Administrative Matters — Constructive Termination”.

Canada

Canada Revenue Agency may disagree with our valuation of the spin-off dividend.

Our unitholders will be considered to receive a dividend upon the spin-off equal to the fair market value of the units of our partnership received upon the spin-off plus the amount of any cash received in lieu of fractional units. We will use the volume weighted average trading price of our units on the NYSE for the five trading days immediately following the spin-off as the fair market value of our units for these purposes but this amount is not binding on the Canada Revenue Agency, or CRA. CRA may disagree with this valuation and this could result in increased tax liability to you.

Tax proposals may deny the deductibility of losses arising from your units in our partnership in computing your income for Canadian federal income tax purposes.

On October 31, 2003, the Department of Finance released for public comment tax proposals, or the REOP Proposals, regarding the deductibility of interest and other expenses for purposes of the Income Tax Act (Canada), or the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from your units in our partnership in computing your income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which you held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and the Infrastructure Partnership will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that would be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect you or that it may not differ significantly from the REOP Proposals described above and in “Material Tax Considerations — Canadian Federal Income Tax Considerations”.

If the non-Canadian subsidiaries in which the Infrastructure Partnership directly invests earn income that is foreign accrual property income you may be required to include amounts allocated from our partnership in computing your income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Each of the non-Canadian subsidiaries in which the Infrastructure Partnership will directly invest is expected to be a “controlled foreign affiliate”, as defined in the Tax Act, of the Infrastructure Partnership. If any of such non-Canadian subsidiaries earns income that is “foreign accrual property income”, or FAPI, as defined in the Tax Act, in a taxation year, the Infrastructure Partnership’s proportionate share of such FAPI must be included in computing the income of the Infrastructure Partnership for Canadian federal income tax purposes for the fiscal period of the Infrastructure Partnership in which the taxation year of such controlled foreign affiliate that earned the FAPI ends, whether or not the Infrastructure Partnership actually receives a distribution of such income. Our partnership will include its share of such FAPI of the Infrastructure Partnership in computing its income for Canadian federal income tax purposes and you will be required to include your proportionate share of such FAPI allocated from our partnership in computing your income for Canadian federal income tax purposes. As a result, you may be required to include amounts in your income even though you have not and may not receive an actual cash distribution of such amount.

If any of the non-Canadian subsidiaries in which the Infrastructure Partnership directly invests were not considered to be a controlled foreign affiliate of the Infrastructure Partnership or is a tracked interest, the interest in the non-Canadian subsidiary would be subject to the proposals regarding the taxation of investments in foreign investment entities contained in Bill C-10, unless another exemption is available.

Each of the non-Canadian subsidiaries in which the Infrastructure Partnership will directly invest is expected to be a controlled foreign affiliate and not a tracked interest of the Infrastructure Partnership. On that basis, the Infrastructure Partnership’s interest in such non-Canadian subsidiaries will be exempt from the legislative proposals regarding the taxation of investments in foreign investment entities contained in Bill C-10, which was passed by the House of Commons on October 29, 2007 and received first reading in the Senate on October 30, 2007, or the FIE Proposals. However, if any of such non-Canadian subsidiaries becomes a tracked interest or ceases to be a controlled foreign affiliate of the Infrastructure Partnership or if interests in subsequently acquired non-Canadian subsidiaries are tracked interests or such subsequently acquired non-Canadian subsidiaries are not controlled foreign affiliates of the Infrastructure Partnership, the Infrastructure Partnership’s interest in such non-Canadian subsidiary would be subject to the FIE Proposals, unless another exemption from the FIE Proposals is available. If the FIE Proposals were to apply, the income tax consequences of an investment in our partnership could be materially different in certain respects from those described in “Material Tax Considerations —

Canadian Federal Income Tax Considerations”; and you may be required to include amounts in your income even though you have not and may not receive an actual cash distribution of such amount.

Unitholders who are not resident in Canada may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our partnership or the Infrastructure Partnership if our partnership or the Infrastructure Partnership were considered to carry on business in Canada.

If our partnership or the Infrastructure Partnership were considered to carry on a business in Canada for purposes of the Tax Act, unitholders who are not resident in Canada or deemed to be resident in Canada for purposes of the Tax Act, or non-Canadian limited partners, would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our partnership, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

Our Managing General Partner and the Infrastructure General Partner intend to manage the affairs of our partnership and the Infrastructure Partnership, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or the Infrastructure Partnership is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, CRA might contend successfully that either or both of our partnership and the Infrastructure Partnership carries on business in Canada for purposes of the Tax Act.

If our partnership or the Infrastructure Partnership is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian limited partners that are corporations would be required to file a Canadian federal income tax return for each of the taxation years in which they were a non-Canadian limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian limited partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our partnership from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or the Infrastructure Partnership on dispositions of “taxable Canadian property”.

A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Infrastructure Partnership on the disposition of “taxable Canadian property” as defined in the Tax Act (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange, and listed shares where the number of shares owned exceeds prescribed amounts) other than “treaty-protected property” as defined in the Tax Act. Property of our partnership and the Infrastructure Partnership generally will be treaty-protected property to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing General Partner and the Infrastructure General Partner advise that our partnership and the Infrastructure Partnership are not expected to realize capital gains or losses from dispositions of taxable Canadian property. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return for any taxation year in which our partnership or the Infrastructure Partnership disposes of taxable Canadian property even if any gain arising therefrom is exempt from Canadian federal income tax under an applicable income tax treaty or convention.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are taxable Canadian property.

Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the units are taxable Canadian property, unless the units are treaty-protected property to such non-Canadian limited partner. In general, our units will be taxable Canadian property at the time of disposition or deemed disposition if, at any time within the 60-month period ending at the time of disposition or deemed disposition, the fair market value of all of the properties of our partnership that were taxable Canadian property, certain types of resource properties, income interests in trusts resident in Canada or interests in or options in respect thereof, was greater than 50% of the fair market value of all of its properties. Since our partnership’s assets will consist principally of units of the Infrastructure Partnership, our units would generally be taxable

Canadian property if the units of the Infrastructure Partnership held by us were considered to be used or held by us in a business carried on in Canada or if applying the greater than 50% test to the Infrastructure Partnership, its units were taxable Canadian property at any time during the relevant 60-month period. Units of our partnership will be treaty protected property if the gain on the disposition of the units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner advises that our units are not expected to be taxable Canadian property but no assurance can be given in this regard. See “Material Tax Considerations — Canadian Federal Income Tax Considerations — Taxation of Non-Canadian Limited Partners.” If our units constitute taxable Canadian property, non-Canadian limited partners will be required to file a Canadian federal income tax return for any taxation year in which the non-Canadian limited partner disposes of our units even if any gain arising therefrom is exempt from Canadian federal income tax under an applicable income tax treaty or convention.

Non-Canadian limited partners may be subject to Canadian federal reporting and withholding tax requirements on the disposition of taxable Canadian property.

Non-Canadian limited partners who dispose of taxable Canadian property, other than “excluded property” as defined in the Tax Act (or who are considered to have disposed of such property on the disposition of such property by our partnership or the Infrastructure Partnership), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to CRA either prior to the transaction or not later than 10 days after the disposition occurs. Our Managing General Partner advises that our units are not expected to be taxable Canadian property and our Managing General Partner and the Infrastructure General Partner advise that our partnership and the Infrastructure Partnership are not expected to dispose of property that is taxable Canadian property but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding taxes) by residents of Canada to the Infrastructure Partnership will be subject to Canadian federal withholding tax and the rate of such withholding tax may not be reduced to take into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding taxes) made by persons resident or deemed to be resident in Canada, such as the Holding Entity for our Canadian operations, to the Infrastructure Partnership are subject to Canadian federal withholding tax under the Tax Act at the rate of 25%. It is not clear whether the CRA’s policies will permit a Canadian resident person that pays dividends or interest to the Infrastructure Partnership to look through the Infrastructure Partnership and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Infrastructure Partnership. We are seeking guidance from the CRA as to whether the rate of Canadian federal withholding tax on dividends or interest paid by a Canadian resident person to the Infrastructure Partnership can be reduced to take into account the residency of the partners of our partnership and the reduced rates of withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention. However, no assurance can be given that the CRA will provide favourable guidance in this regard. We will withhold Canadian federal withholding tax at the rate of 25% from all payments to the Infrastructure Partnership that are subject to Canadian federal withholding tax unless favourable guidance is provided from the CRA that permits us to withhold at a lower rate. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability. Based on CRA’s administrative policy, non-Canadian limited partners will be able to claim a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. Non-Canadian limited partners will need to take certain steps to claim any such refund or credit.

Even if the CRA does provide such favourable guidance, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding apply to some or all of our unitholders. In such a case, we will withhold Canadian federal withholding tax from all payments made to the Infrastructure Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See “Material Tax Considerations — Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

We may not be able to provide unitholders with specific information required to file their Canadian federal income tax returns by the time such tax returns are due.

We may not be able to provide unitholders with specific information required to file their Canadian federal income tax returns by the time such tax returns are due. In such cases, our unitholders who are required to file Canadian federal income tax returns will be required to estimate the income or loss arising in respect of their investment in our partnership for the relevant year. This could result in liability for additional taxes, interest and possibly penalties if the actual amount of income allocable from the investment in our partnership for such year turns out to be higher.

Our partnership or the Infrastructure Partnership may be required to deduct and remit Canadian federal withholding tax on interest payments in respect of indebtedness owing to non-residents of Canada, which would reduce investors’ returns from investments in our partnership.

If our partnership or the Infrastructure Partnership borrows money or incurs indebtedness from a non-resident of Canada, our partnership or the Infrastructure Partnership may be required to withhold and remit Canadian federal withholding tax on any interest payments made to the non-resident, to the extent that the interest is deductible in computing our partnership’s or the Infrastructure Partnership’s income from a source in Canada. This would reduce our partnership’s cash available for distribution and would thereby reduce the investors’ returns from investments in our partnership.

Our units may not or may not continue to be “qualified investments” under the Tax Act for registered plans.

Units of our partnership will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans, collectively registered plans, provided that our units are listed on a designated stock exchange inside or outside Canada (which would include the NYSE). There can be no assurance that our units will be listed or continue to be listed on a designated stock exchange. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers.

The Canadian federal income tax consequences to you could be materially different in certain respects from those described in this prospectus if our partnership or the Infrastructure Partnership is a “specified investment flow-through” partnership.

On October 31, 2006, the Minister of Finance (Canada) announced tax proposals to significantly change the taxation of most publicly traded trusts and partnerships and distributions or allocations, as the case may be, from these entities to their investors. Legislation to implement these proposals was contained in Bill C-52 which received Royal Assent on June 22, 2007, referred to herein as the SIFT Rules. Under the SIFT Rules, certain income and gains earned by a “specified investment flow-through” partnership, or SIFT Partnership, will be subject to income tax at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a SIFT Partnership will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” as defined in the SIFT Rules (other than taxable dividends), and taxable capital gains from dispositions of non-portfolio properties. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada, that are held by the SIFT Partnership and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the SIFT Partnership holds of entities affiliated with such entity, an aggregate fair market value that is greater than 50% of the equity value of the SIFT Partnership. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the federal corporate tax rate, plus 13% on account of provincial tax.

Under the SIFT Rules, our partnership and the Infrastructure Partnership could each be a SIFT Partnership if it is a “Canadian resident partnership”. Our partnership and the Infrastructure Partnership will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. Our Managing General Partner and the Infrastructure General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership and the Infrastructure Partnership at any relevant time. However, no assurance can be given in this regard. If our partnership or the Infrastructure Partnership are SIFT Partnerships under the SIFT Rules, the Canadian income tax consequences to you could be materially different in certain respects from those described in “Material Tax Considerations — Canadian Federal Income Tax Considerations”. In addition, even if the SIFT Rules do not apply to our partnership or the Infrastructure Partnership at any relevant time, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negative of those terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, that could cause our actual results to vary from our forward-looking statements:

•	our lack of a separate operating history;

•	differences between our objectives and the objectives of Brookfield;

•	our ability to execute our growth strategy including completion of acquisitions and to achieve desired results from acquisitions;

•	our partnership’s ability to make distributions;

•	the continuation of the Manager under our Master Services Agreement, the continued affiliation with Brookfield of its key professionals and the continued willingness of Brookfield to pursue acquisitions;

•	our financial condition and liquidity and the financial condition and liquidity of the Infrastructure Partnership;

•	changes in financial markets, interest rates, general economic or political conditions;

•	the general volatility of the capital markets and the market price of our units; and

•	other factors described in this prospectus, including those set forth under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this prospectus.

OWNERSHIP AND ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart below presents a simplified summary of the ownership and organizational structure we expect to have after we complete the spin-off as described under “The Spin-Off”. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under “Business,” “Governance” and “Relationship with Brookfield”.

(1)	Brookfield will also acquire approximately 6% of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off. See “The Spin-Off”.

(2)	Brookfield’s limited partnership interest in the Infrastructure Partnership will be redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield Asset Management eventually owning 39% of our issued and outstanding units, in addition to the units referenced in (1). See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”.

Our Partnership

Our partnership, Brookfield Infrastructure Partners L.P., is a newly formed Bermuda exempted limited partnership that was established on May 21, 2007. Our partnership’s head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda, and our registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our partnership and its related entities were established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis.

Our partnership’s sole material asset is its approximate 60% limited partnership interest in the Infrastructure Partnership. Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s limited partnership interests in the Infrastructure Partnership will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner which is not required to make such distributions and our partnership cannot assure you that it will make such distributions as intended. See “Distribution Policy”.

Our Manager and Brookfield

The Service Recipients have engaged the Manager, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Brookfield is a global asset management company focused on property, power and other infrastructure assets with over $90 billion of assets under management and more than 300 investment professionals and 8,500 operating employees around the world. Brookfield Asset Management is co-listed on the New York and Toronto stock exchanges, under the ticker symbol “BAM” and “BAM.A”, respectively, and has a market capitalization of over $20 billion. See “Management and Our Master Services Agreement — About Brookfield”.

Our Managing General Partner

Our Managing General Partner serves as our partnership’s general partner and has sole authority for the management and control of our partnership which is exercised exclusively by its board of directors in Bermuda. Because our partnership’s only interest in the Infrastructure Partnership consists of limited partnership interests in the Infrastructure Partnership, which by law do not entitle the holders thereof to participate in partnership decisions, our Managing General Partner’s directors are not entitled to participate in the management or activities of the Infrastructure Partnership or the Holding Entities, including with respect to any acquisition decisions that they may make. See “— Infrastructure Partnership” below and “Description of the Infrastructure Partnership’s Limited Partnership Agreement — Units”.

Infrastructure Partnership and Holding Entities

Our partnership indirectly holds its interests in operating entities through the Holding Entities, which are newly formed entities. The Infrastructure Partnership owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $20 million of working capital to the Holding Entities through a subscription for preferred shares of such Holding Entities. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Infrastructure GP LP and Infrastructure General Partner

The Infrastructure GP LP serves as the general partner of the Infrastructure Partnership and has sole authority for the management and control of the Infrastructure Partnership. The general partner of Infrastructure GP LP is the Infrastructure General Partner, a corporation owned indirectly by Brookfield Asset Management. Infrastructure GP LP will be entitled to receive incentive distributions from the Infrastructure Partnership as a result of its ownership of the general partnership interests of the Infrastructure Partnership. See “Relationship with Brookfield — Incentive Distributions”.

THE SPIN-OFF

All of the interests in our partnership, since its formation, have been held by Brookfield Asset Management and its subsidiaries. Brookfield intends to effect a reorganization so that the current operations are acquired by the Holding Entities, which will be wholly-owned by the Infrastructure Partnership. Brookfield Asset Management will hold an approximate 60% limited partnership interest in the Infrastructure Partnership and one or more wholly-owned subsidiaries of Brookfield Asset Management will hold the remaining 40% interest in the Infrastructure Partnership through a 1% general partnership interest and an approximate 39% limited partnership interest. Brookfield Asset Management will transfer the approximate 60% limited partnership interest in the Infrastructure Partnership that it holds to our partnership in consideration for our units. These units will then be distributed by Brookfield Asset Management to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend. The remaining limited partnership interest in the Infrastructure Partnership held by one or more wholly-owned subsidiaries of Brookfield Asset Management is subject to the Redemption-Exchange Mechanism. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism” for a description of this mechanism. Following completion of the spin-off, we will have corporate structure summarized under the heading “Ownership and Organizational Structure — Organizational Chart”.

Non-Canadian limited partners who acquire our units pursuant to the spin-off will be considered to have received a taxable dividend for Canadian federal income tax purposes equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units, and will be subject to Canadian federal withholding tax at the rate of 25% on the amount of the special dividend, subject to reduction under terms of an applicable income tax treaty or convention. See “Material Tax Considerations — Canadian Federal Income Tax Considerations — Taxation of Non-Canadian Limited Partners — Spin-Off” for a more detailed discussion of this withholding tax. Similarly, limited partners who are U.S. tax residents and who acquire our units pursuant to the spin-off will be considered to have received a taxable dividend for U.S. federal income tax purposes equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units and may be subject to U.S. “backup” withholding tax at the rate of 28% of the amount of the special dividend if such limited partners fail to timely provide Brookfield Asset Management with a properly completed IRS Form W-9. U.S. “backup” withholding tax is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a credit against a limited partner’s U.S. federal income tax liability (or as a refund if in excess of such liability) provided the required information is timely furnished to the IRS. See “Material Tax Considerations — U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Spin-Off” for a more detailed discussion of U.S. “backup” withholding. To satisfy these withholding tax liabilities, Brookfield will withhold a portion of our units otherwise distributable equal to the Canadian federal and U.S. “backup” withholding tax rates applicable to the distribution. Brookfield will also withhold a portion of any cash distribution in lieu of fractional units otherwise distributable equal to the Canadian federal and U.S. “backup” withholding tax rate applicable to the cash distribution. Brookfield will purchase these withheld units at a price equal to the fair market value of our units based on the volume-weighted average trading price for the five trading days following the date of closing of the spin-off. The proceeds of this sale of the withheld units together with the amount of any cash withheld from any cash distribution in lieu of fractional units will be remitted to the Canadian federal government or the U.S. federal government (as applicable) in satisfaction of the withholding tax liabilities described above. Based on the residency of the current shareholders of Brookfield Asset Management, we estimate that the satisfaction of the Canadian federal and U.S. “backup” withholding tax obligations will result in Brookfield acquiring approximately 6% of our outstanding units.

Our partnership and Brookfield Asset Management entered into a master purchase agreement which evidences the intent of Brookfield Asset Management to create the Infrastructure Partnership and to cause the Infrastructure Partnership to indirectly acquire the current operations through the Holding Entities and our intention to acquire an approximate 60% interest in the Infrastructure Partnership from Brookfield Asset Management in exchange for our units.

Our current operations will be acquired from Brookfield pursuant to separate securities purchase agreements (and, in the case of our Ontario transmission operations, an asset purchase agreement), which are collectively referred to as the Acquisition Agreements. The following is a summary of certain provisions of the Acquisition Agreements and is qualified in its entirety by reference to all of the provisions of such agreements. Copies of the master purchase agreement and the Acquisition Agreements will be available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under “Material Contracts” and “Additional Information”.

The Acquisition Agreements each contain representations and warranties and related indemnities to us from Brookfield, including representations and warranties concerning (i) organization and good standing, (ii) the authorization, execution, delivery and enforceability of the agreement and all agreements executed in connection therewith, and (iii) title to the securities being transferred to us. The agreements do not contain representations relating to the underlying assets and operations. The aggregate maximum liability of Brookfield under its representations, warranties and indemnities is limited, without duplication, to the purchase price for the applicable interest. The representations and warranties of Brookfield will survive for a period of 18 months from the closing of the spin-off.

The Acquisition Agreements do not require Brookfield to provide any security for its indemnification obligations under the Acquisition Agreements or to otherwise take any steps to ensure that it will be in a position to satisfy such obligations. Accordingly, there can be no assurance of recovery by us from breaches of representations and warranties by Brookfield.

LISTING OF OUR UNITS

There is currently no public trading market for our units. However, we intend to apply to have our units listed for trading on the NYSE.

CANADIAN SECURITIES LAW EXEMPTIONS

Our partnership requested relief from the requirements of Ontario Securities Commission Rule 41-501 to: (i) include a pro forma compilation report in this prospectus; and (ii) attach our limited partnership agreement to this prospectus. Our partnership also requested relief from the requirement in each of the provinces and territories of Canada to file this prospectus within the applicable period after the date of the receipt for our preliminary prospectus. The Ontario Securities Commission confirmed in writing that the issuance of a receipt for this prospectus will evidence the granting of the relief described in this paragraph.

Our partnership has applied for exemptive relief from the requirements of Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des Marchés financiers that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership were included in the calculation of our partnership’s market capitalization. Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des Marchés financiers will be replaced by Multilateral Instrument 61-101 on the coming into force of the instrument. Our partnership will apply for similar relief under Multilateral Instrument 61-101 (and similar legislation or regulations in other jurisdictions where such policies are applicable). See “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

MARKET PURCHASES

Our partnership may from time-to-time, subject to applicable law, purchase our units for cancellation in the open market, provided that any necessary approval has been obtained.

Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our units in the market without making an offer to all unitholders.

DISTRIBUTION POLICY

Under our limited partnership agreement, distributions to our unitholders will be made only as determined by our Managing General Partner in its sole discretion. Our Managing General Partner expects to adopt a distribution policy for our partnership pursuant to which our partnership will make quarterly cash distributions in an initial amount of $      per unit to holders of record as of the record date for each calendar quarter. This distribution policy will target a distribution level that is sustainable on a long-term basis while retaining sufficient liquidity to carry out necessary maintenance capital expenditures and for general purposes. We believe that a distribution of 65% to 75% of funds from operations will allow us to meet these objectives. From time-to-time our distributions may exceed these percentages as a result of acquisitions that are attractive on a long-term cash flow and/or total return basis but are not immediately accretive to funds from operations.

Our partnership’s ability to make distributions will depend on our partnership receiving sufficient distributions from the Infrastructure Partnership which in turn depend on the Infrastructure Partnership receiving sufficient distributions from our holdings and we cannot assure you that our partnership will in fact make cash distributions as intended. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, our actual results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage our operations and investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities and other factors that our Managing General Partner deems relevant. Distributions made by the Infrastructure Partnership will be made in equal amounts on the Infrastructure Partnership’s limited partnership interests owned by us, which represent approximately 60% of the interests of the Infrastructure Partnership, and those limited partnership interests owned by Brookfield. Our partnership’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this prospectus under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In addition, our Managing General Partner will not be permitted to cause our partnership to make a distribution if our partnership does not have sufficient cash on hand to make the distribution, if the distribution would render our partnership insolvent or if, in the opinion of our Managing General Partner, the distribution would leave our partnership with insufficient funds to meet any future contingent obligations.

When distributions are paid by the Holding Entities to the Infrastructure Partnership or by the Infrastructure Partnership to our partnership (as applicable), we will withhold taxes in compliance with applicable laws. We will endeavor to withhold taxes at rates that take into account the residency of our unitholders and any income tax treaty or convention that is applicable to them. For these purposes, unitholders will be requested and expected to provide to our partnership such forms as may be required by different jurisdictions in compliance with local tax rules and requirements applicable with respect to payments made by the Holding Entities. However, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which withholding taxes apply or whether reduced rates of withholding taxes apply to some or all of our unitholders. This may also occur because unitholders may fail to provide our partnership with the required withholding tax compliance forms referred to above. If we are unable to accurately or timely determine the residency of our unitholders or if the relevant tax authority does not permit us to withhold taxes at a lower rate, we will withhold the maximum amount of taxes required and unitholders of our partnership will need to take certain steps to receive a credit or refund of any excess withholding tax paid. For Canadian federal withholding tax purposes, we will only withhold at a lower rate if we receive guidance from the CRA that it is permissible to do so. See “Material Tax Considerations”. Investors should consult their tax advisors concerning all aspects of withholding taxes.

DISTRIBUTION REINVESTMENT PLAN

Following closing of the spin-off and subject to regulatory approval and U.S. securities law registration requirements, our partnership intends to adopt a distribution reinvestment plan. We do not expect to adopt the plan any earlier than one year following the closing of the spin-off when the plan will first be able to meet U.S. securities law registration requirements. The following is a summary description of the principal terms of the plan our partnership intends to adopt.

Pursuant to the distribution reinvestment plan, holders of our units in certain jurisdictions will be able to elect to have all distributions paid on our units held by them automatically reinvested in additional units in accordance with the terms of the distribution reinvestment plan. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.

Distributions due to plan participants will be paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, applied, on behalf of such plan participant, to the purchase of additional units. Such purchases will be made either (a) on the stock exchange on which our units are listed on the date the relevant distribution is paid by our partnership or (b) from our partnership on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on a stock exchange on which our units are listed for the five trading days immediately preceding the date the relevant distribution is paid by our partnership.

The units so purchased will be allocated on a pro rata basis to plan participants. The plan agent will furnish to each plan participant a report of the units purchased for the distribution reinvestment plan participant’s account in respect of each distribution and the cumulative total purchased for that account. While our partnership will not issue fractional units, a plan participant’s pro rata entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated by reference to the volume weighted average of the trading price for our units on a stock exchange on which our units are listed for the five trading days immediately preceding such withdrawal or termination. No certificates representing units issued or purchased pursuant to the distribution reinvestment plan will be issued, other than upon a plan participant’s termination of participation in the distribution reinvestment plan. The automatic reinvestment of distributions under the distribution reinvestment plan will not relieve participants of any income tax obligations applicable to such distributions.

If our units are thinly traded, purchases in the market under the distribution reinvestment plan may significantly affect the market price. Depending on market conditions, direct reinvestment of cash distributions by unitholders in the market may be more, or less, advantageous than the reinvestment arrangements under the distribution reinvestment plan. No brokerage commissions will be payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs will be borne by our partnership.

Unitholders will be able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, at least 10 business days’ prior written notice to our partnership. Such notice, if actually received by our partnership no later than 10 business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. Our partnership will be able to terminate the distribution reinvestment plan, in its sole discretion, upon not less than 30 days’ notice to the plan participants and the plan agent. Our partnership will also be able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that it gives notice of that amendment, modification or suspension to our unitholders, which notice may be given by our partnership issuing a press release or by publishing an advertisement containing a summary description of the amendment in at least one major daily newspaper of general and regular paid circulation in Canada and the United States or in any other manner our partnership determines to be appropriate.

The Infrastructure Partnership will have a corresponding distribution reinvestment plan in respect of distributions made to our partnership and Brookfield. The Infrastructure Partnership’s distribution reinvestment plan may be implemented prior to our partnership adopting its distribution reinvestment plan. Our partnership does not intend to reinvest distributions it receives from the Infrastructure Partnership in the Infrastructure Partnership’s distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Infrastructure Partnership pursuant to the Infrastructure Partnership’s distribution reinvestment plan. The units of the Infrastructure Partnership to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”.

CAPITALIZATION

The following table sets forth our partnership’s total assets and our partnership’s total net assets as at June 30, 2007 on an actual basis and as adjusted to give effect to the spin-off as well as the transfer by Brookfield to us of our Brazilian transmission investments and our Ontario transmission operations, and the other transactions referred to in the Infrastructure Partnership’s pro forma financial statements (see “Unaudited Pro Forma Financial Statements”), as though they had each occurred on June 30, 2007.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Infrastructure Partnership’s unaudited pro forma financial statements, including the respective notes thereto, contained elsewhere in this prospectus.

	As at June 30, 2007
	Actual	Pro Forma(2)
		(Unaudited)

Assets
Limited partnership investment in the Infrastructure Partnership(1)	$2	$631.8 million
Total assets	2	631.8 million

Liabilities	$—	98.5 million

Net assets	2	533.3 million

Total net assets	$2	$533.3 million

(1)	Includes the value of cash held by the Infrastructure Partnership and its subsidiaries.

(2)	See “Unaudited Pro Forma Financial Statements”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Our partnership and its related entities were established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. See “Management and Our Master Services Agreement — About Brookfield” for more details regarding Brookfield.

Our vision is to be a leading owner and operator of high quality infrastructure assets. We will seek to grow by deploying our operations-oriented approach to enhance value and by leveraging our relationship with Brookfield to pursue acquisitions. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control to deploy our operations-oriented approach. Due to similar asset characteristics and capital requirements, we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.

This section contains management’s discussion and analysis, or management’s discussion, of the financial results of the infrastructure division of Brookfield Asset Management, or the infrastructure division, as at June 30, 2007 and for the six months ended June 30, 2007 and 2006 and as at and for the years ended December 31, 2006 and 2005 and includes a discussion of business developments and outlook for its two major business segments. The financial statements of the infrastructure division include certain of the infrastructure operations owned by Brookfield during such periods as discussed below under “— Basis of Presentation.” The information in this section is derived from and should be read in conjunction with the audited combined financial statements for the infrastructure division as at and for the years ended December 31, 2006 and 2005, and the notes thereto, and the unaudited combined financial statements for the infrastructure division for the six months ended June 30, 2007 and 2006, and the notes thereto, each of which is included in this prospectus. The information in this section should also be read in conjunction with the unaudited pro forma consolidated financial statements for the Infrastructure Partnership as at and for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2005. See “Unaudited Pro Forma Financial Statements”.

All financial data is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

Basis of Presentation

Following the spin-off, our partnership’s sole material asset will be its 60% limited partnership interest in the Infrastructure Partnership, which we account for using the equity method. As a result, we believe the financial statements of the Infrastructure Partnership itself will be more relevant to the reader than our financial statements because these statements present the financial position and results of our underlying operations in greater detail. For accounting purposes, the historical financial statements of the Infrastructure Partnership are the combined financial statements of its predecessor, the infrastructure division, which consists of Brookfield’s interests in certain of its electricity transmission and timber operations in North and South America that have historically been held as part of Brookfield’s infrastructure division. These financial statements include Brookfield’s interests in the current operations that are being transferred to the Infrastructure Partnership, other than interests that were not owned during the period covered by the financial statements or interests that cannot be transferred without regulatory approval and such approval has not been received as of the date of this prospectus. Specifically, the infrastructure division’s financial statements include the combined financial results of Brookfield’s:

•	27.8% interest in Transelec Chile S.A., or Transelec, our Chilean transmission operations, which Brookfield acquired in June 2006;

•	50% interest in Island Timberlands Limited Partnership, or Island Timberlands, our Canadian timber operations, which Brookfield acquired in May 2005; and

•	100% interest in Longview Timber Holdings Corp., or Longview, our U.S. timber operations, which Brookfield acquired on April 20, 2007.

The infrastructure division’s combined financial statements use the consolidation method of accounting for all of its operations with a minority interest to reflect ownership interests of parties other than Brookfield. The infrastructure division’s balance sheet records the carrying value of all assets and liabilities based upon Brookfield’s book value as reflected in its financial statements.

It is important to note that Brookfield is retaining an interest in each of Transelec, Island Timberlands and Longview, and therefore the infrastructure division’s ownership interests in these operations is different than the ownership interests of the Infrastructure Partnership upon completion of the spin-off, which will be 10.7% of Transelec, 37.5% of Island Timberlands and 30.0% of Longview. Thus, the infrastructure division’s financial results are not representative of the Infrastructure Partnership’s for the historical periods.

These combined financial statements do not reflect the remainder of our current operations which include the following:

•	our investments in the Transmissions Brasilerias De Energica companies, or TBE, our Brazilian transmission investments, which will be transferred to us by Brookfield in the fourth quarter of 2007 following receipt of regulatory approval;

•	Great Lakes Power Limited Transmission Division, which holds our Ontario transmission operations, which will be transferred to us by Brookfield in the fourth quarter of 2007 following receipt of regulatory approval; and

•	our increased investment in Transelec which will be made in the first quarter of 2008 as a result of a purchase price adjustment following finalization of Transelec’s current transmission rate proceeding.

The unaudited pro forma financial statements reflect the financial position and results of operations of all of our current operations, including those that are not reflected in the combined financial statements of the infrastructure division, as though they had been acquired on June 30, 2007 for purposes of the unaudited pro forma balance sheet and January 1, 2005 for purposes of the unaudited pro forma statements of income, based upon the Infrastructure Partnership’s ownership interests upon completion of the spin-off and related transactions.

In this management’s discussion, we also discuss the results of operations of the infrastructure division on a segmented basis, which is consistent with how we manage our business. Our segments are electricity transmission and timber, each of which have their own management teams responsible for their operations and investments. Certain items, such as corporate administration costs, are not included in these segments. For each of our segments, we also include the Infrastructure Partnership’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these segments on the Infrastructure Partnership’s overall performance.

Non-GAAP Financial Measure

To measure performance, we focus on net income as well as funds from operations. We define funds from operations as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items. Funds from operations is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles, or U.S. GAAP. Funds from operations is therefore unlikely to be comparable to similar measures presented by other issuers. Funds from operations has limitations as an analytical tool:

•	funds from operations does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	funds from operations does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	funds from operations does not include a performance fee accrued in 2006 relating to our Canadian timber operations, which will be required to be paid in cash and which type of fee we expect we will accrue in the future.

Because of these limitations, funds from operations should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under U.S. GAAP.

We compensate for these limitations by relying on our U.S. GAAP results and using funds from operations only supplementally. However, funds from operations is a key measure that management uses to evaluate the performance of our operations. When viewed with our U.S. GAAP results, we believe that funds from operations provides a more complete understanding of factors and trends affecting our underlying operations. Funds from operations allows our management to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash items that we believe ultimately will be included in cash return on capital. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures. We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield accrued in the year ended December 31, 2006 as a result of an increased appraised value of our timber and HBU land assets, held by our Canadian timber operations. The accrual of this fee payable reflects an increase in the appraised value of our investment in the timber and HBU land assets. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect to benefit from the increased value of our investment in these assets in future periods even though such benefit is not reflected in the period in which the related fee accrues.

We provide reconciliations of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure, which is net income, in this management’s discussion. We urge you to review the U.S. GAAP financial measures in this prospectus, including the financial statements, the notes thereto, our pro forma financial statements and the other financial information contained herein, and to not rely on any single financial measure to evaluate our partnership.

Performance Targets and Key Measures

Our objective is to earn a total return of 10% to 15% per annum from the infrastructure assets that we acquire, including our current operations, when measured over the long-term. This return will be generated from our initial funds from operations plus growth in funds from operations and asset values. We endeavour to manage our operations to generate increasing funds from operations per unit over a very long period of time. If we are successful in doing so, we will be able to increase distributions to unitholders. Furthermore, the increase in our funds from operations should result in capital appreciation of our operations. Thus, our key performance measure is the growth of funds from operations per unit. We also measure our cash return on equity, which demonstrates how effectively we deploy the capital which we have been entrusted by our unitholders. It is important to note, however, that a certain amount of the capital appreciation of our operations may not be reflected in our financial results for many years, if ever, until a realization event which usually takes the form of gains on a direct or indirect disposition of the assets.

Based on the foregoing, our intention is to provide unitholders with an attractive total return on their investment, consisting of both cash distributions as well as increased unit value.

Although these are our long-term objectives, we cannot assure you that we will achieve them in any particular reporting period or year. We intend to pursue acquisitions that we believe are attractive on a long-term cash flow or total return basis, but may not be accretive on a short-term cash flow basis. Such acquisitions may adversely impact our funds from operations per unit on a near-term basis following the acquisition.

Results of Operations

The following table summarizes the combined results of the infrastructure division:

	As at and for the		As at and for the
	Six Months Ended		Year Ended
	June 30,		December 31,
	2007	2006	2006	2005
	(unaudited)
	(MILLIONS)

Revenue	$290.9	$96.7	$307.7	$102.8
Funds from operations	39.9	9.0	32.9	7.3
Net income (loss)	1.6	3.1	(4.9)	1.0
Total assets	7,220.0		4,627.8	973.4
Non-recourse borrowings	3,148.2		1,712.9	410.0
Divisional equity	1,295.8		349.8	266.8

The increase in revenue and funds from operations between the six months ended June 30, 2006 and the six months ended June 30, 2007 is primarily due to the acquisition of our Chilean transmission operations in June 2006 and the acquisition of our U.S. timber operations in April 2007, as well as improved performance from our timber operations.

Revenue and funds from operations for the year ended December 31, 2006 were higher than the corresponding results in 2005 due to the acquisition of our transmission operations, the improved performance in our timber operations and also because the 2005 results only reflect the timber operations for seven months following their acquisition in May of that year.

The decline in net income between the year ended December 31, 2005 and the year ended December 31, 2006 is primarily due to the expensing of an accrued performance fee payable by our Canadian timber operations to Brookfield, as manager of these operations, offset by the impact of the infrastructure division’s acquisitions since the beginning of 2005. The increase in total assets and divisional equity between the year ended December 31, 2005 and the year ended December 31, 2006 reflects the acquisition of our Chilean transmission operations.

Net income and divisional equity are net of minority interest and reflect Brookfield’s 50.0% ownership of our Canadian timber operations and its 27.8% ownership of our Chilean transmission operations during the applicable periods. As of June 30, 2007 Brookfield owned 100% of our U.S. timber operations.

The following table reconciles net income to funds from operations. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and other provisions, as well as minority interest related to those items such that, similar to net income, funds from operations reflects Brookfield’s ownership interest:

	Six Months Ended		Year Ended
	June 30,		December 31,
	2007	2006	2006	2005
	(unaudited)
	(MILLIONS)

Net income (loss)	$1.6	$3.1	$(4.9)	$1.0
Add back or deduct the following:
Depreciation, depletion and amortization	67.1	11.8	49.7	12.7
Deferred taxes and other	(4.4)	—	37.7	—
Minority interest in the foregoing	(24.4)	(5.9)	(49.6)	(6.4)

Funds from operations(1)	$39.9	$9.0	$32.9	$7.3

(1)	We consider funds from operations to be a measure of operating performance. However, as supplemental information, set forth below is a reconciliation of funds from operations to cash flow from operating activities for the infrastructure division:

	As at and for the		For the
	Six Months Ended		Years Ended
	June 30,		December 31,
	2007	2006	2006	2005

Funds from operations	$39.9	$9.0	$32.9	$7.3
Accrued interest on debt	—	—	60.6	—
Loans receivable	91.3	—	—	—
Other changes in non-cash working capital	7.8	(21.8)	(2.2)	13.0
Minority interest	(12.8)	8.4	30.8	7.4

Cash flow from operating activities	$126.2	$(4.4)	$122.1	$27.7

The difference between net income and funds from operations increased substantially in the six months ended June 30, 2007 relative to June 30, 2006 due to depreciation, depletion and amortization expense related to the acquisitions of our Chilean transmission operations on June 30, 2006 and our U.S. timber operations in May 2007. The difference between net income and funds from operations for the year ended December 31, 2006 relative to the year ended December 31, 2005 increased significantly due to depreciation and amortization expense from our Chilean transmission operations and other provisions, which reflect the accrued performance fee in 2006 in respect of the appreciation in the value of our Canadian timber operations in 2006. This increase in value is not included in our operating results as the timberlands and higher or better use, or HBU, lands are recorded at historical cost.

The following table presents both combined net income and funds from operations on a segmented basis:

	Six Months Ended		Year Ended
	June 30,		December 31,
	2007	2006	2006	2005
	(unaudited)
	(MILLIONS)

Net income (loss) by segment
Electricity transmission	$(1.3)	$—	$5.9	$—
Timber	2.9	3.1	(10.8)	1.0

Net income (loss)	$1.6	$3.1	$(4.9)	$1.0

Funds from operations by segment
Electricity transmission	$14.7	$—	$13.5	$—
Timber	25.2	9.0	19.4	7.3

Funds from operations	$39.9	$9.0	$32.9	$7.3

The results for each segment are discussed further in the following sections.

Electricity Transmission Operations

Results of Operations

Our transmission segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth by investing additional capital in our existing operations and through acquisitions.

The results for our transmission segment reflect our Chilean transmission operations, which were acquired by a Brookfield-led consortium on June 30, 2006.

Our Ontario transmission operations and our Brazilian transmission investments are not reflected in these segment results. Both are currently owned by Brookfield, but we do not anticipate receiving regulatory approval to acquire them from Brookfield until the fourth quarter of 2007.

The following table presents the transmission segment’s combined financial results (which reflect Brookfield’s ownership interest) as well as our proportionate share of results (which reflect the Infrastructure Partnership’s ownership interest upon completion of the spin-off) for the six months ended June 30, 2007 and the year ended December 31, 2006. No income or loss was recorded in the comparative periods as no operations in this segment were owned by the infrastructure division during these periods.

	Combined Basis		Proportionate Share(2)
	Six Months Ended	Year Ended	Six Months Ended	Year Ended
	June 30, 2007	December 31, 2006(3)	June 30, 2007	December 31, 2006(3)
	(unaudited)		(unaudited)
	(MILLIONS)

Revenue	$117.5	$110.5	$12.6	$11.8

Net operating income	99.3	85.7	10.6	9.2
Investment and other income	11.7	11.5	1.3	1.2
Interest expense, net of interest income on restricted cash(4)	(81.9)	(72.4)	(6.2)	(5.5)
Minority interest in net income before the following(1)	(14.4)	(11.3)	—	—

Funds from operations	14.7	13.5	5.7	4.9
Depreciation and amortization	(28.6)	(29.3)	(3.1)	(3.1)
Deferred taxes and other	(4.9)	2.3	(0.5)	0.3
Minority interest in the foregoing items(1)	17.5	19.4	—	—

Net income (loss)	$(1.3)	$5.9	$2.1	$2.1

Net equity investment			$127.7	$123.0
Annualized cash return on equity			8.9%	7.8%

(1)	Reflects the 72.1% interest of investors other than Brookfield.

(2)	Proportionate share is based on the Infrastructure Partnership’s ownership interest upon completion of the spin-off of 10.7%.

(3)	Reflects six months of results.

(4)	Interest expense is presented net of income on restricted cash segregated to satisfy debt.

On a combined basis, our transmission operations earned $99.3 million of net operating income, $14.7 million of funds from operations and a net loss of $1.3 million during the six months ended June 30, 2007 and $85.7 million of net operating income, $13.5 million of funds from operations and $5.9 million of net income for the year ended December 31, 2006, which reflect the results of our Chilean transmission operations following completion of its acquisition on June 30, 2006. The operating results during these periods were consistent with our expectations. On a combined basis net income for the six months ended June 30, 2007 and the partial year ended December 31, 2006, was significantly lower than funds from operations due to $28.6 million and $29.3 million, respectively, of depreciation and amortization charged to the underlying results of operations. Maintenance capital expenditures were $4.7 million and $8.7 million respectively for such periods.

Our transmission segment’s proportionate share of net operating income, funds from operations and net income for the six months ended June 30, 2007 and the partial year ended December 31, 2006 was $10.6 million, $5.7 million and $2.1 million and $9.2 million, $4.9 million and $2.1 million, respectively, which was consistent with our expectations. Operating margins increased to 83.3% for the six months ended June 30, 2007 in comparison with 77.6% for the year ended December 31, 2006 as a result of the integration costs and maintenance costs incurred during 2006.

Investment and other income reflect interest on cash deposits and foreign exchange gains and losses in our Chilean transmission operations. Our transmission segment’s share of investment and other income was $1.3 million and $1.2 million for the six month period ended June 30, 2007 and partial year ended December 31, 2006, respectively. Our transmission segment’s share of 2006 results included a gain of $1.0 million due to unrealized foreign exchange revaluations within our Chilean transmission operations.

Our transmission segment’s share of total non-cash expenses were $3.6 million and $2.8 million during the six months ended June 30, 2007 and the partial year ended December 31, 2006, respectively. The largest component was depreciation and amortization charges which were consistent between the two periods on an annualized basis.

As discussed further under “Business — Current Operations — Electricity Transmission — Revenue Framework”, our transmission segment is subject to various regulatory regimes that govern revenues. In some cases, the regulatory regime provides for revenue to escalate, based on inflation. In addition, a significant proportion of our non-regulated revenue is derived from contracts which provide for escalation. We have summarized our transmission segment’s share of revenue subject to these various arrangements in the following table:

Year Ended
December 31, 2006
(MILLIONS)

Contracts with escalation	$4.1
Regulated revenue with escalation	7.4

11.5
Other transmission revenue	0.3

$11.8

Our revenues with escalation increased by 2.2% in 2006 over 2005.

Business Developments

Upon the finalization of its current transmission rate proceeding, Transelec estimates an increase of its regulated asset base by $111.6 million to a total of $495.1 million for the regulated component of its business. The terms of our stock purchase agreement require that our consortium pay a purchase price adjustment to the seller, expected to be $161.8 million, in the first quarter of 2008 in respect of this increase. The terms of our consortium arrangements also require that we invest a disproportionate share of the equity to fund the additional purchase price, expected to be $120.7 million, which will increase our ownership in our Chilean transmission operations to an estimated 18.4% from 10.7%. Our equity investment will be funded out of cash from Brookfield to the extent this transaction does not close prior to the spin-off.

We expect to acquire our Brazilian transmission investments and our Ontario transmission operations from Brookfield in the fourth quarter of 2007, following the receipt of regulatory approvals. As reflected in our acquisition agreements, the cost of our Brazilian transmission investments will be $163.2 million and the cost of our Ontario transmission operations will be $78.0 million plus the assumption of $104.0 million in long-term debt. Both of these acquisitions will be funded out of cash from Brookfield to the extent these transactions do not close prior to the spin-off.

Outlook

We believe our transmission segment will achieve increases in funds from operations and net income for the following three reasons, all of which are reflected in our pro forma financial statements:

•	Increase in ownership of our Chilean transmission operations. Had we owned our Chilean operations for the full year ended December 31, 2006 and had the adjustments described above under “— Business Developments” been in place for the full year, our share of net operating income, funds from operations and net income would have been $33.7 million, $20.0 million and $9.9 million, respectively, from these operations.

•	Acquisition of our Ontario transmission operations. Our Ontario transmission operations generated $24.4 million of net operating income, $13.4 million of funds from operations and $10.1 million of net income during 2006.

•	Acquisition of our Brazilian transmission investments. Our Brazilian transmission investments, which will be accounted for on a cost basis, generated annualized dividends of $11.2 million in 2006, representing an approximate 6.9% return on our initial investments. These annualized dividends were less than the returns represented by underlying funds from operations due to the utilization of cash flow to satisfy scheduled amortization of non-recourse debt and preferred stock that fully amortize over the next eight years.

We also expect to realize increases in funds from operations in our transmission segment generally because, in many instances, our regulatory frameworks and contracts have automatic inflation escalators. In addition, we believe our Chilean and Ontario systems have significant revenue generating capital investment opportunities. Both Chile and Canada have economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to satisfy increased electricity demand resulting from economic growth.

Our Brazilian transmission investments are subject to put/call agreements with third parties whereby we have the right to sell and the third parties have the right to buy our investments at a price that will yield a real, compounded annual return equal to 14.8% paid in cash in Brazilian reis, after taking into effect all distributions received to that date. We have the right to exercise our put between September 16, 2008 and November 15, 2008. For two months following the expiration of our put option, the third parties have a corresponding right to call our investment at a price calculated with the same formula. If either one of these options is exercised, we may record a gain equal to the amount by which the distributions received to that date represent less than the prescribed return.

Timber Operations

Results of Operations

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States. These timberlands are characterized by their ability to generate strong operating margins due to the premium prices that can be earned for many of their species. These operations are expected to provide an attractive and relatively consistent return on capital employed over the long-term.

The revenue framework for the timber operations is a combination of log sales and, to a lesser degree, the sale of HBU lands, which are lands that we believe could be opportunistically sold for greater value if used for a purpose, such as real estate development or conservation. Long-term sales agreements account for less than 10% of the value of annual log sales. All logs are sold at market prices with payments received in advance of delivery.

The segment results include our Canadian timber operations from the date of acquisition in May 2005 and our U.S. timber operations from the date of their acquisition in April 2007.

The following table presents our timber segment’s combined financial results for the six months ended June 30, 2007 and the year ended December 31, 2006 and 2005:

	Combined Basis
	Six Months Ended		Year Ended
	June 30,	June 30,	December 31,	December 31,
	2007(3)	2006	2006	2005(1)
	(unaudited)
	(MILLIONS)

Revenue	$173.4	$96.7	$197.3	$102.8

Net operating income	$65.1	$32.1	$59.1	$24.9
Investment and other income	8.8	(1.6)	4.7	2.1
Interest expense	(27.2)	(12.5)	(24.9)	(12.7)
Minority interest in net income before the following(2)	(21.5)	(9.0)	(19.5)	(7.4)

Funds from operations	25.2	9.0	19.4	7.3
Depreciation, depletion and amortization	(38.5)	(11.8)	(20.4)	(12.7)
Performance fee	—	—	(40.0)	—
Deferred taxes	9.4	—	—	—
Minority interest in the foregoing items(2)	6.8	5.9	30.2	6.4

Net income (loss)	$2.9	$3.1	$(10.8)	$1.0

(1)	Reflects seven months of results from our Canadian operations.

(2)	Reflects the 50% interests of investors other than Brookfield.

(3)	Reflects 70 days of results from our U.S. operations.

On a combined basis, our timber operations earned $65.1 million of net operating income, $25.2 million of funds from operations and $2.9 million of net income during the six months ended June 30, 2007 compared to $32.1 million of net operating income, $9.0 million of funds from operations and $3.1 million of net income for the six months ended June 30, 2006. The change in these results is principally driven by the acquisition of our U.S. timber operations in April 2007 as well as improved results in our Canadian operations which were favourably impacted by increased log sales due to improved weather conditions and higher prices for logs during the second quarter of 2007. For the full year, net operating income was $59.1 million, funds from operations was $19.4 million and net loss was $10.8 million in 2006 compared to $24.9 million, $7.3 million and net income of $1.0 million, respectively, for the seven months following acquisition in 2005. Performance fee reflects a charge of $40 million, or $20 million net to the infrastructure division, in respect of a performance fee payable to Brookfield relating to the increased appraised value of our timber and HBU land assets. The amount of the performance fee will be finalized in 2011 based upon a percentage of the cumulative increase in the value of our Canadian timber operations during the preceding five year period. For accounting purposes, the increased appraised value of our assets that gave rise to the performance fee was not reflected in our results on a combined basis. Depreciation, depletion and amortization for year ended December 31, 2006 and 2005 was $20.4 million and $12.7 million, respectively. Maintenance capital expenditures were $9.6 million and $4.3 million in 2006 and 2005, respectively.

The following table presents our timber segment’s proportionate share of underlying results based upon the Infrastructure Partnership’s ownership interest upon completion of the spin-off:

	Proportionate Share(2)
	Six Months Ended		Year Ended
	June 30,	June 30,	December 31,	December 31,
	2007(3)	2006	2006	2005(1)
	(unaudited)
	(MILLIONS)

Revenue	$61.9	$36.3	$74.9	$39.2

Net operating income	$23.2	$12.0	$23.0	$10.0
Investment and other income	3.2	(0.6)	0.9	0.3
Interest expense	(9.1)	(4.7)	(9.3)	(4.7)

Funds from operations	17.3	6.7	14.6	5.6
Depreciation, depletion and amortization	(12.6)	(4.4)	(7.7)	(4.8)
Performance fee	—	—	(15.0)	—
Deferred taxes	2.8	—	—	—

Net income (loss)	$7.5	$2.3	$(8.1)	$0.8

Net equity investment	$378.9		$169.8	$191.5
Cash return on equity	9.1%		8.5%	4.9%

(1)	Reflects seven months of results from our Canadian operations.

(2)	Proportionate share is based on the Infrastructure Partnership’s ownership interest upon completion of the spin-off of 37.5% for Island Timberlands and 30.0% for Longview.

(3)	Reflects 70 days of results of Longview.

Our timber segment’s proportionate share of net income for the six months ended June 30, 2007 was $7.5 million compared to $2.3 million for the six months ended June 30, 2006. Our Canadian timber operations net income increased to $11.0 million for the six months ended June 30, 2007 compared to $2.3 million for same period in 2006 due to increased log sales volume and pricing. Our U.S. timber operations had a $3.5 million net loss, which is consistent with our expectations before we implement our harvesting plan further detailed under “Outlook”. Our timber segment’s share of net loss for the year ended December 31, 2006 was $8.1 million as compared to $0.8 million of net income for the year ended December 31, 2005. Net income in 2006 was negatively impacted by our proportionate share of a non-operating charge in respect of a performance fee relating to the increased appraised value of our assets, which increased value was not recorded in our results, partially offset by a full year of operations, as well as increased sales of HBU lands.

Our timber segment’s share of net operating income was $23.2 million for the six months ended June 30, 2007 compared to $12.0 million for the six months ended June 30, 2006. This reflects a 50% increase in results from our Canadian timber operations due to increased log sales and improved pricing. For the year ended December 31, 2006, our timber segment’s share of net operating income was $23.0 million compared to $10.0 million for the year ended December 31, 2005. The increase was mostly attributable to results being recorded for a full year of operations in 2006 compared to seven months in 2005.

Operating margin for the timber segment for the six months ended June 30, 2007 was 37.5% as compared to 33.1% for the six months ended June 30, 2006, principally due to changes in species mix and log pricing in our Canadian operations and inclusion of our U.S. operations. For the year ended December 31, 2006, operating margin was 30.7% as compared to 25.5% for the year ended December 31, 2005, which again largely reflects changes in species mix and log pricing. On a normalized basis, our margins are expected to be approximately 40% for our Canadian timber operations and approximately 60% for our U.S. timber operations. Our U.S. timber operations have a higher margin since they make sales at the tree stump as compared to our Canadian timber operations, which absorb transportation costs.

Our timber segment’s share of funds from operations for the six months ended June 30, 2007 was $17.3 million as compared to $6.7 million for the six months ended June 30, 2006, primarily due to increased log sales and improved pricing in our Canadian operations. Our share of funds from operations for the year ended December 31, 2006 was $14.6 million as compared to $5.6 million of funds from operations for the year ended December 31, 2005, with lower levels in 2005 primarily reflecting the shorter period of operations. Our Canadian operations’ investment and other income increased from a $0.6 million loss for six months ended June 30, 2006 to $1.7 million of income for six months ended June 30, 2007, primarily due to sales of HBU lands contributing $3.2 million. Our U.S. operations recovered $2.8 million of deferred taxes in the six months ended June 30, 2007 due to use of tax net operating loss carryforwards.

The following table summarizes our proportionate share of the operating results from our timber operations:

		Year Ended			Year Ended(1)
		December 31, 2006			December 31, 2005
	Harvest (m3)	Sales (m3)	Revenue	Harvest (m3)	Sales (m3)	Revenue
	(MILLIONS, VOLUME IN THOUSANDS)

Douglas-fir	452.7	440.4	$43.4	291.0	237.7	$22.2
Whitewood	244.7	244.2	13.8	78.3	181.0	8.9
Other	87.3	85.9	14.5	22.3	58.4	4.7

	784.7	770.5	71.7	391.6	477.1	35.8
Gain on HBU and other sales			3.2			3.5

			$74.9			$39.3

(1)	Reflects seven months of results from our Canadian operations.

Our timber segment produced strong operating results for the year ended December 31, 2006. Our share of Douglas-fir and Whitewood shipments of 440.4 thousand m3 and 244.2 thousand m3 were 85.5% and 34.9%, respectively, higher for the year ended December 31, 2006 than for the seven month period ended December 31, 2005 as a result of a longer period of operations in 2006 partially offset by difficult weather-related operating conditions in 2006. Douglas-fir and Whitewood prices were 5.1% and 15.1% higher during the twelve-month period ended December 31, 2006 compared to the year ended December 31, 2005, respectively, as a result of improving market conditions in Japan and Asia. Sales volume differs from harvest volume due to a combination of timing of sales and sale of purchased logs. For our U.S. operations, we expect our revenues to be split approximately 70%, 19% and 11% between Douglas-fir, Whitewood, and other respectively.

Our share of HBU and other sales resulted in proceeds of dispositions totaling $8.5 million and a net realization gain to our timber segment of $3.2 million for the year ended December 31, 2006, as compared to $9.2 million and $3.5 million for the year ended December 31, 2005, respectively.

Business Developments

Brookfield completed the acquisition of Longview Fibre Company in April 2007. On May 31, 2007, Longview Fibre Company sold its manufacturing operations to an affiliate of Brookfield. We acquired a 30% interest in the timberland operations of Longview at a cost of $241.8 million. During 2006, on a 100% basis for its timberland operations, Longview Fibre Company sold 1.9 million m3 of timber, generating $193.0 million of revenues and $100.3 million of net operating income.

We have the ability to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. This acquisition is subject to a number of conditions described under the heading “Relationship with Brookfield — Master Purchase Agreement and Acquisition Agreements”.

Outlook

The operating results from this segment are highly dependent on harvest levels, log prices and harvesting costs, which may vary from period to period, although we believe they are relatively consistent over the long-term. Although it is difficult to predict the impact of variances in these factors, we believe that we will achieve increases in funds from operations and net income from this segment of our business for the following four reasons:

•	Acquisition of U.S. timber operations. The timber segment’s share of net operating income, funds from operations and net income from our U.S. operations would have been $30.1 million, $10.9 million and $8.0 million, respectively, had they been held for the full year of 2006 and taking into account the acquisition financing and elimination of certain non-recurring items all of which is reflected in our pro forma financial statements.

•	Increase in harvest levels. Our share of the 2006 harvest in our Canadian operations was 14% below planned levels, due to challenging weather conditions. We expect harvest levels to return to planned levels going forward. As a result of a substantial surplus of merchantable standing inventory in our U.S. operations, we expect to increase harvest levels by approximately 40% and 45% in 2008 and 2009, respectively, relative to 2006 levels, and sustain this higher level for the next nine to ten years.

•	Increased margins. Over time as our product mix evolves to a greater percentage of secondary harvest relative to primary harvest in our Canadian operations, we expect our margins to increase due to the lower harvesting costs of our secondary harvest product.

In the near term, we expect that the continued softness in the U.S. housing market, exacerbated by the extreme dislocations in the mortgage financing market, will result in continued reduction in demand from sawmills that produce lumber for the housing market, putting downward pressure on log prices. Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve, namely (i) the western Canadian mountain pine beetle infestation is having a significant impact on the supply of Canadian timber from the interior of British Columbia and Alberta; (ii) Russian timber supply to the Asian markets that we serve is expected to be constrained as a result of Russia’s newly implemented log export restrictions; and (iii) timberlands are continuing to be withdrawn for conservation and alternate uses. Over the mid-to-long term, on balance, we expect timber prices to increase with general inflation, providing inflationary increases in our funds from operations.

We also expect that funds from operations and net income from this business segment will be impacted by the refinancing of the $1.2 billion bridge debt incurred connection with the acquisition of Longview. We anticipate that long term financing will be at reduced leverage levels. We currently anticipate that leverage will be 15% to 20% lower following refinancing of the bridge debt. This could result in dilution of our ownership or the need for us to invest additional equity in order to maintain our ownership.

Expenses

Our historical financial statements do not reflect any general and administrative costs related to the infrastructure division, as opposed to its operating units, as it is difficult to allocate these costs since the infrastructure division was not a true stand-alone operating entity. Furthermore, the financial statements of the infrastructure division do not reflect the management fee or the public company costs our partnership will incur following completion of the spin-off. Prospectively, any base fees and/or performance fees paid by our operations to Brookfield will be net against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement in order to avoid double payment of incentive fees. See “Relationship with Brookfield”. See the section entitled “Unaudited Pro Forma Financial Statements” for estimates of our future general and administrative costs.

Capital Expenditures

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn a return on capital; as these investments are typically discretionary, we invest this capital if we believe we can make attractive risk adjusted returns.

During the year ended December 31, 2006, our share of capital expenditures was $5.0 million as compared to $1.2 million for the year ended December 31, 2005. Of the total expenditures, approximately $4.5 million (2005 — $1.2 million) were maintenance capital expenditures. In the year ended December 31, 2006, approximately $0.9 million of maintenance capital expenditures were related to our transmission segment and approximately $3.6 million of maintenance capital expenditures were related to our timber segment.

In the year ended December 31, 2006, our share of growth capital investments was $0.5 million, comprised almost exclusively of regulated transmission projects, which increased our regulated asset base and accordingly should result in additional funds from operations.

Capital Resources and Liquidity

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our funds from operations to unitholders.

Our principal sources of liquidity are financial assets, undrawn credit and equity facilities, cash flow from our operations and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary. Upon closing of the spin-off, we expect to have approximately $20 million of cash for working capital purposes. Furthermore, Brookfield will invest sufficient cash to fund our share of the purchase price adjustment for our investment in Transelec as well as acquisitions of TBE and our Ontario transmission operations from affiliates of Brookfield, to the extent that any of these transactions has not closed as of the spin-off. Furthermore, we intend to execute a third party credit facility with one or more financial institutions and the Brookfield equity commitment concurrent with the closing of the spin-off. Brookfield will provide our partnership and the Infrastructure Partnership with an equity commitment in the amount of $200 million. The equity commitment may be called by our partnership and/or the Infrastructure Partnership in exchange for the issuance of a number of units of our partnership or of the Infrastructure Partnership, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day, volume-weighted average trading price for our units. Furthermore, Brookfield has informed us that it will also consider providing bridge financing to us for the purposes of funding acquisitions. This liquidity will be used for general corporate and working capital purposes as well as to fund growth capital investments and acquisitions.

Funds from operations represents the funds that are available to pay distributions to unitholders and fund maintenance capital expenditures. Our Managing General Partner expects to adopt a distribution policy for our partnership pursuant to which our partnership will make quarterly cash distributions in an initial amount of $      per unit. This distribution policy will target a distribution level that is sustainable on a long-term basis while retaining sufficient liquidity to carry out necessary maintenance capital expenditures and for general purposes. We believe that a distribution of 65% to 75% of funds from operations will allow us to meet these objectives. From time-to-time our distributions may exceed these percentages as a result of acquisitions that are attractive on a long-term cash flow and/or total return basis but are not immediately accretive to funds from operations. Based on our current operations, we expect our share of maintenance capital expenditures will represent between $12 million to $15 million per year.

We finance our assets principally at the operating entity level through the use of long-term debt that has recourse only to the underlying operations. The infrastructure assets that we own and intend to acquire are typically long-life assets that increase in value over time due to inflation and barriers to entry. Accordingly, we believe it is appropriate to structure our non-recourse financings with the following features:

•	long-term final maturity with little or no principal amortization;

•	local currency denomination to hedge currency risk by matching our revenues with liabilities; and

•	inflation linked financings to the extent that our assets and associated revenue streams are indexed to inflation in order to hedge inflation and lower borrowing costs.

In addition, we seek to structure our non-recourse financings with flexibility to make current distributions to equity.

On a combined basis, our operations had non-recourse borrowings totaling $3,125.5 million at June 30, 2007 ($1,712.9 million at December 31, 2006).

Our proportionate share of non-recourse debt associated with our operations as at June 30, 2007 and as at December 31, 2006 were $692.4 million and $293.3 million, respectively. Our proportionate share of other liabilities associated with our operations was $333.3 million and $243.8 million at June 30, 2007 and December 31, 2006, respectively.

We endeavor to diversify our principal repayments over a number of years. Scheduled principal repayments as at June 30, 2007 on a combined and proportionate basis on our non-recourse borrowings over the next five years are as follows:

	Average
	Term
Millions	(years)	2007	2008	2009	2010	2011	Beyond	Total

Combined	8.0	$17.7	$1,285.0	$—	$—	$487.0	$1,335.8	$3,125.5
Proportionate	7.0	1.9	385.5	—	—	52.1	252.9	692.4

Our maturities in 2008 reflect the 18 month bridge loan we utilized to finance our Longview acquisition. We intend to refinance this bridge loan with long term debt capital.

Minority Interests in Net Assets

Minority interests represent the interests of institutional co-investors in the equity of Island Timberlands and Transelec.

Interests of others in our operations on a combined basis at June 30, 2007 and December 31, 2006 were as follows:

	Balance
	June 30,	December 31,
Millions	2007	2006
	(unaudited)
	(MILLIONS)

Electricity transmission	$860.3	$242.2
Timber	229.3	226.1

Total	$1,089.6	$468.3

Financial Risk Management

Our business is impacted by changes in currency rates, interest rates and other financial exposures. As a general policy, we endeavour to maintain balanced positions where practical or economical to do so, although unmatched positions may be taken from time-to-time on a closely monitored basis. Our principal financial risks are foreign currency and interest rate fluctuations.

We prefer to hedge financial risks with offsetting items such as debt denominated in local currencies that match the profile of the operations being financed. We also make selective use of financial instruments, known as derivatives, to hedge financial positions from time-to-time when natural hedges are not available or when derivatives are more cost effective. The use of derivatives will be governed by carefully prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we minimize credit risk through collateral and other mitigation techniques.

Foreign Currency

A number of our operations are conducted in currencies other than the U.S. dollar. Our policy is to hedge foreign currency denominated book values and/or funds from operations where economical to do so, using foreign currency denominated debt as well as financial contracts. It is not, however, always possible or economically feasible to hedge certain exposures with the result that a portion of our cash flows and equity is exposed to foreign currency fluctuations. We may also enter into financial contracts to further hedge assets recognizing that in some cases changes to the value of these contracts may be reflected in net income even though the offsetting impact on the value of the assets being hedged may not. We have economic currency exposure to Chilean pesos, Brazilian reis and Canadian dollars.

Interest Rate

We believe that the value of the vast majority of our assets will vary in part with changes in long-term interest rates due to the nature of their revenue streams. Accordingly, we endeavour to finance these assets with long-term fixed rate borrowings. We intend to match fund floating rate assets with floating rate debt and will otherwise minimize the use of floating rate liabilities other than in carefully monitored circumstances that are intended to lower our overall cost of capital on an appropriate risk adjusted basis.

Contractual Obligations

Pursuant to the Master Service Agreement, on a quarterly basis, we pay a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. Based on the pro forma book equity of the Infrastructure Partnership, which we have used as a proxy for its market value, this fee would initially be $11.0 million per annum.

Related Party Transactions

We will enter into a number of related party transactions with Brookfield. See “Relationship with Brookfield.”

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in our underlying operations, namely our Canadian timber and Chilean transmission operations, principally resulting from changes in interest rates and currency exchange rates.

Interest Rate and Inflation Risk

Interest rate risk related to our Chilean transmission operations exists principally with respect to its indebtedness with variable rates, which is approximately 5% of its debt portfolio. Furthermore, our Chilean transmission operations has inflation risk as 56% of its debt portfolio is denominated in Unidad de Fomento, or UF, which is an inflation indexed Chilean peso monetary unit that is set daily, in advance, on the basis of the prior month’s inflation rate.

We also have financial assets that are sensitive to interest rate changes. These assets include short-term Chilean peso, or CLP, and U.S. dollar denominated time deposits totaling $108.5 million as at December 31, 2006 that earn interest at the market prevailing rate at the time a contract is executed.

The following table summarizes our interest earning assets and debt obligations that are sensitive to changes in interest rates as well as Chilean inflation at December 31, 2006. For debt obligations, the table presents principal cash flows by expected (contractual) maturity dates.

	Expected Maturity Dates
December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total
	($ EQUIVALENT IN MILLIONS)

Interest rate sensitivity
Current assets(a)	$108.4	$—	$—	$—	$—	$—	$108.4
Current liabilities(b)	(150.0)	—	—	—	—	—	(150.0)
Net floating rate position	(41.6)	—	—	—	—	—	(41.6)

Chilean Inflation Sensitivity
Long term debt(c)	$(211.1)	$(1.1)	$(2.2)	$(2.2)	$(3.3)	$(564.2)	$(784.1)

(a)	Current assets includes short term money market instruments (time deposits etc.) used primarily for cash management purposes.

(b)	Current liabilities includes a short term loan that matures in 2007.

(c)	Long term debt contains our Chilean transmission operations’ debt that is denominated in UF.

In February 2007, our Chilean transmission operations repaid short-term loans amounting to $150.0 million using proceeds from the issuance of notes for the same amount. The notes are scheduled to mature in 2013 and bear an interest rate of LIBOR plus 1.75%. In March 2007, one series of our bonds denominated in UF amounting to UF 6 million, or $206.6 million, matured. The bonds were repaid from proceeds from the issuance of another series of UF bonds for the same principal amount. The new bonds mature in 2016 and bear a fixed, real interest rate of 4%.

We primarily manage interest rate risk through the issuance of fixed rate debt. We do not currently use any strategies or instruments to manage inflation risks in our Chilean transmission business.

Foreign Currency Risk

Our principal foreign exchange risks involve changes in the value of the CLP versus the U.S. dollar, and to a lesser extent, changes in the Canadian dollar versus the U.S. dollar.

Although our Chilean transmission operations’ revenues are billed in CLP, from an economic perspective, they are a combination of CLP and U.S. dollar amounts that are converted to CLP prior to invoicing. These revenues are calculated based upon a return on the replacement cost of our Chilean transmission system, which is comprised of components denominated in U.S. dollars as well as CLP. Based on existing long term contracts and the pending outcome of the current transmission rate proceeding, we estimate that our revenues are 66% CHP and 33% U.S. dollar. Factoring in our CLP debt financings and cross currency interest rate swaps, we estimate that our Chilean transmission operations’ funds from operations is 55% U.S. dollar and 45% CLP.

Our Canadian timber operations’ output is sold into both international (70%) and local markets (30%). We view the international timber market as a market that is denominated in U.S. dollars, whereas the local market is denominated in Canadian dollars. Our local timber sales off-set roughly half of our operating and maintenance costs, which are largely Canadian dollar based. Our Canadian timber operations’ project debt financing is U.S. dollar based. Currently we do not have any material hedges in place to convert our remaining Canadian dollar operating and maintenance expense exposure to U.S. dollars, although we are considering entering into a combination of short and mid term currency swaps to manage this exposure.

We have a portfolio of financial contracts to hedge our currency risk. The table below summarizes our outstanding financial contracts on a proportionate basis. The $23 million cross currency interest rate swap that matures in 2011 which converts U.S. dollar debt in our Chilean transmission operations to UF debt is factored in to the analysis above.

The table below presents information about our debt and derivatives that are denominated in CLP and UF and presents this information on a U.S. dollar equivalent basis. For UF-denominated debt obligations, the table presents principal cash flows, by expected maturity dates. For foreign currency forward exchange and swap contracts, the table presents the notional amounts by expected maturity dates.

December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total
(In USD, MILLIONS)

Assets
USD	661.8	—	—	—	220.0	—	881.8
CLP	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—
Liabilities
USD	—	—	—	—	—	—	—
CLP	(665.3)	—	—	—	—	—	(665.3)
UF	(211.1)	(1.1)	(2.2)	(2.2)	(274.9)	(564.2)	(1,055.7)

Net exposure
USD	661.8	—	—	—	220.0	—	881.8
CLP	(665.3)	—	—	—	—	—	(665.3)
UF	(211.1)	(1.1)	(2.2)	(2.2)	(274.9)	(564.2)	(1,055.7)

We will evaluate strategies or instruments to manage our foreign exchange risks on a portfolio basis.

Commodity Risk

Our principal commodity risk is the price of timber and to a lesser extent metals, primarily aluminum. All of our Canadian timber operations’ log sales are at market prices. Our proportionate share of log sales in 2006 was 785 m3.

Approximately 90% of our Chilean transmission operation’s revenues are adjusted on a semi-annual basis by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See “Business — Current Operations — Electricity Transmission — Revenue Framework.” Due to the construction the system, metals such as aluminum are a material percentage of replacement cost. Thus, changes in the price of aluminum will impact the revenues of our Chilean transmission operations.

We do not currently use any strategies or instruments to manage commodity risks in our Canadian timber and Chilean transmission operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the partnership’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest entities; effectiveness of financial hedges for accounting purposes; and fair values for disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in a prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the partnership’s financial statements in a meaningful way.

The following is a discussion of our critical accounting estimates:

•	Timberland Carrying Value. Timberlands are carried at cost less accumulated depletion. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years. Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle. The process of estimating sustainable harvest is complex, requiring significant estimation in the evaluation of timber stand volumes based on the development of yield curves derived from data on timber species, timber stand age and growing site indexes gathered from a physical sampling of the timberland resource base. Although every reasonable effort is made to ensure that the sustainable harvest determination represents the most accurate assessment possible, subjective decisions and variances in sampling data from the actual timberland resource base make this determination generally less precise than other estimates used in the preparation of the combined financial statements. Changes in the determination of sustainable harvest could result in corresponding changes in the provision for depletion of the private timberland asset. Rates of depletion are revised for material changes to growth and harvest assumptions and are adjusted for any significant acquisition or disposition of timber. A 5% decrease in estimated timber volume available over the harvest cycle would have increased 2006 depletion expense by approximately $0.3 million.

•	Island Timberlands Performance Fee. Accrual of the expense relating to the Island Timberlands performance fee (December 31, 2006 — $40.0 million) is determined based upon independent appraisals of Island Timberland’s timber business by Ruffles and Associates Ltd. and HBU lands by Cushman and Wakefield LePage. These appraisals estimate fair market value utilizing a discounted cash flow approach. Based on the appraisal, the timber business is valued at approximately $875 million as at December 31, 2006. Below, we have outlined the material assumptions that underlie the appraisal as well as a sensitivity analysis for each material assumption:

•	Timber growth and depletion over the next 10 years. Studies have shown that a base level cut of about 1,843,000 cubic meters per year is sustainable over the long term, with an additional 547,000 cubic meters available for the next 10 years primarily due to the existence of a surplus of mature timber. If sustainable harvest rates decreased/increased by 10%, the value of the timber assets would decrease/increase to $784 million and $976 million, respectively.

•	Log prices. The appraisal forecasts that log prices will remain unchanged for the next few years and then gradually increase. If log prices decreased/increased by 10%, the value of the timber assets would decrease/increase to $653 million and $1,097 million, respectively.

•	A discount rate of 7.23% was used in the appraisal. If the discount rate increased/decreased by 10%, the value of the timber assets would decrease/increase to $969 million and $798 million, respectively.

Based on the appraisal of HBU lands, these assets are valued at approximately $320 million as at December 31, 2006. Below, we have outlined the two material assumptions that underlie the appraisal of the HBU land as well as a sensitivity analysis for each material assumption:

•	Lot selling prices. The appraisal forecasts lot selling prices based on market averages in the region. If lot selling prices decreased/increased by 10%, the value of the HBU land would decrease/increase to $287 million and $347 million, respectively.

•	Discount rate. If the discount rate used of 7.23% increased/decreased by 10%, the value of the HBU land would decrease/increase to $362 million and $280 million, respectively.

•	Goodwill. Impairment testing for goodwill is performed on an annual basis by the underlying investments. The first part of the test is a comparison of the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill (that shall be determined in the same manner as the amount of goodwill recognized in a business combination) with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge to income. The fair value of the reporting unit is determined using discounted cash flow models. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity transmission rate increases, cost trends, including expected operating and maintenance costs and taxes. The number of years included in determining discounted cash flow, in our opinion, is estimable because the number is closely associated with the useful lives of our transmission lines and other tangible assets. These useful lives are determinable based on historical experience and electricity transmission regulatory framework. The discount rate used in the analysis may fluctuate as economic conditions changes. Therefore, the likelihood of a change in estimate in any given period may be relatively high.

•	Intangible Assets. Intangible asset that are not subject to amortization (e.g. rights-of-way) are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Fair value of the indefinite useful life intangible assets may be assessed by reference to the market prices and if such information is not available we apply discounted cash flow models that are subject to the same inherent limitations and uncertainties as those described above related to the estimations of the fair value of our reporting unit.

•	Derivatives. Transelec has certain financial derivative and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under the U.S. Financial Accounting Standards Board Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, except for certain instruments that qualify and are effective hedges of the foreign exchange risk exposure in the net investment of our transmission assets for which the changes in fair value are recognized in other comprehensive income. In establishing the fair value of such instruments, Transelec makes assumptions based on available market data and pricing models, which may change from time to time. Calculation of fair values of financial and embedded derivatives is done using models that are based primarily on discounted future cash flows and which use various inputs. Those inputs include estimated forward exchange rates, interest rates, inflation indices, prices of metals, and others. These inputs become more difficult to predict and the estimates are less precise, the further in the future these estimates are made. As a result, fair values are highly dependent upon the assumptions being used.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The Infrastructure Partnership

The unaudited pro forma financial statements of the Infrastructure Partnership adjust the infrastructure division’s historical financial statements as at June 30, 2007 and for the six months ended June 30, 2007 and year ended December 31, 2006 to give effect to the following transactions as if each occurred as of June 30, 2007 in the case of the unaudited pro forma balance sheet, or as of January 1, 2006 in the case of the unaudited pro forma statements of operations:

•	the transfer to us of a 10.7% ownership interest in Transelec (which was acquired by Brookfield on June 30, 2006) and a 37.5% interest in Island Timberlands (which was acquired by Brookfield on May 30, 2005), reflecting (1) a reduction from the 27.8% and 50% ownership interests in Transelec and Island Timberlands, respectively, in the infrastructure division’s historical financial statements and (2) a change in method of accounting for such interests from consolidation to equity accounting;

•	the investment of $120.7 million of equity into Transelec to fund an adjustment to the original purchase price of Transelec due to an increase in the regulated asset value of our Chilean transmission operations; as a result of our disproportionate funding of such equity investment, the Infrastructure Partnership’s 10.7% ownership interest in Transelec will increase to an estimated 18.4% ownership interest;

•	the transfer to us of a 30% interest in Longview Fibre Company’s timberland operations reflecting (1) a reduction from the 100% interest in Longview Fibre Company acquired by Brookfield on April 20, 2007 included in the infrastructure division’s historical financial statements, (2) adjustments to Longview Fibre Company’s historical financial statements for the sale by Longview Fibre Company of eight converting facilities and all of its manufacturing operations prior to the Infrastructure Partnership’s acquisition of its interest in our U.S. timber operations and (3) a change in method of accounting for our U.S. timber operations from consolidation to equity accounting;

•	the transfer to us of interests ranging from 7.5% to 25% in five separate, but related, Brazilian electricity transmission investments, which are collectively referred to as TBE, expected to occur in the fourth quarter of 2007. The transaction which is subject to regulatory approval, will be cost accounted for by the Infrastructure Partnership; and

•	the spin-off and related transactions including entry into our Master Services Agreement and the issuance by the Holding Entities of preferred shares to Brookfield.

In addition, a pro forma statement of operations for the year ended December 31, 2005 is presented that adjusts the infrastructure division’s historical statement of operations for the year ended December 31, 2005 to give effect to the following:

•	the transfer to us of the 37.5% interest in Island Timberlands as though the transfer had occurred as of May 31, 2005 (the date of Brookfield Asset Management’s initial investment), reflecting both a reduction from the 50% ownership in the historical financial statements of the infrastructure division and a change in method of accounting for the interest from consolidation to equity accounting, and

•	the transfer to us of a 100% ownership interest in the transmission division of Great Lakes Power Limited, which was originally acquired by Brookfield in 1982 and is referred to as our Ontario transmission operations, upon receipt of regulatory approval expected in the fourth quarter of 2007, the results of which will be consolidated in the Infrastructure Partnership’s financial statements as though the transfer had occurred as of January 1, 2005.

The pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The pro forma financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the spin-off and the other transactions had been effected on the dates indicated. In addition, for our U.S. timber operations, the allocation of purchase price reflected in the pro forma financial statements is subject to adjustments and will vary from the actual purchase price allocation recorded upon completion of the acquisition based upon fair value estimates that have yet to be finalized.

All financial data in these pro forma financial statements is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

INFRASTRUCTURE PARTNERSHIP

PRO FORMA BALANCE SHEET
AS AT JUNE 30, 2007
(unaudited, in millions of U.S. dollars)

		Deconsolidation	Deconsolidation	Deconsolidation
		and Change	and Change	and Change
		of Ownership	of Ownership	of Ownership
	Combined	Adjustments-	Adjustments-	Adjustments-		Ontario		Other		Pro
	Division	Island	Transelec	Longview	Adjusted	Transmission	TBE	Adj		Forma
Note references:		1(a)i	1(a)i	1(a)i		1(a)iii	1(a)iv

Assets
Current assets
Cash and cash equivalents	$201.5	$(26.9)	$(97.4)	$(44.1)	$33.1	$1.4	$—	20.0	1(a)vi	$54.5
Accounts receivable	69.6	(2.5)	(48.0)	(19.1)	—	21.1	—	—		21.1
Inventory	37.9	(34.4)	(0.1)	(3.4)	—	—	—	—		—
Prepaid expenses	2.3	(1.7)	(0.6)	—	—	—	—	—		—
Recoverable taxes	3.6	—	(3.6)	—	—	—	—	—		—
Other assets	13.8	(2.6)	(7.5)	(3.7)	—	—	—	—		—

Restricted cash	864.4	—	(848.8)	(15.6)	—	—	—	—		—
Goodwill	1,047.9	—	(455.3)	(592.6)	—	—	—	—		—
Intangible assets	259.3	—	(259.3)	—	—	——	—	—		—
Property, plant and equipment	4,573.6	(878.0)	(1,787.8)	(1,907.8)	—	187.0	——	—		187.0
Deferred income taxes	110.4	—	(110.4)	—	—	—	—	—		—
Other assets	35.7	—	(35.7)	—	—	—	—	—		—
Cost accounted investments	—	—	—	—	—	—	163.2	—		163.2
Equity accounted investments	—	172.0	127.7	206.8	506.5	—	—	120.7	1(a)v	627.2

Total assets	$7,220.0	$(774.1)	$(3,526.8)	$(2,379.5)	$539.6	209.5	$163.2	$140.7		$1,053.0

Liabilities
Current liabilities
Accounts payable	$96.9	$(25.7)	$(57.1)	$(14.1)	$—	$16.3	$—	$—		$16.3
Other liabilities	15.9	—	(7.8)	(8.1)	—	—	—	—		—
Management fee payable — current	5.6	(5.6)	—	—	—	—	—	—		—
Current portion of non-recourse borrowings	22.7	—	(17.7)	(5.0)	—	—	—	—		—

Non-recourse borrowings	3,125.5	(410.0)	(1,430.5)	(1,285.0)	—	107.7	—	—		107.7
Other debt of subsidiaries	909.3	—	(909.3)	—	—	—	—	—		—
Deferred tax liabilities	584.6	—	—	(584.6)	—	20.1	—	—		20.1
Management fee payable	28.2	(28.2)	—	—	—	—	—	—
Other liabilities	45.9	(7.0)	(38.9)	—	—	—	—	—		—
Minority interest in net assets	1,089.6	(229.3)	(860.3)	—	—	—	——	20.0	1(a)vi	20.0
Partnership equity
Divisional equity	1,295.8	(273.4)	(332.9)	(689.5)	—	——	—	—		—
Redeemable partnership units	—	80.0	49.8	80.6	210.4	25.5	63.6	47.1		346.6
Partnership capital	—	125.1	77.9	126.2	329.2	39.9	99.6	73.6		542.3

Total liabilities and Partnership’s equity	$7,220.0	$(774.1)	$(3,526.8)	$(2,379.5)	$539.6	$209.5	$163.2	$140.7		$1,053.0

The accompanying notes are an integral part of these financial statements.

INFRASTRUCTURE PARTNERSHIP

PRO FORMA STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(unaudited, in millions of U.S. dollars)

		Deconsolidation	Deconsolidation	Deconsolidation
		and Change	and Change	and Change
		in Ownership	in Ownership	in Ownership
	Combined	Adjustments-	Adjustments-	Adjustments-			Ontario	Other		Pro
	Division	Island	Transelec	Longview	Adjusted	TBE	Transmission	Adj		Forma
Note references:		1(b)i	1(b)i	1(b)i			1(b)(iii)

Revenues
Timberlands	$173.4	$(130.9)	$—	$(42.5)	$—	$—	$—	$—		$—
Transmission	117.5	—	(117.5)	—	—	—	15.5	—		15.5

	290.9	(130.9)	(117.5)	(42.5)	—	—	15.5	—		15.5
Costs and expenses applicable to revenues, excluding depreciation, depletion and amortization	(111.4)	77.7	13.0	20.7	—	—	(2.8)	—		(2.8)
Selling, general and administrative expenses	(15.1)	4.3	5.2	5.6	—	—	—	(5.6	)1(b)vi	(5.6)
Gain on sale of assets	4.5	(4.0)	—	(0.5)	—	—	—	—
Interest income on restricted cash	38.1	—	(38.1)	—	—	—	—	—		—
Equity accounted earnings	—	11.0	2.1	(3.5)	9.6	—	—	2.1	1(b)ii,iv	11.7
Investment income	—	—	—	—	—	10.2	—	—		10.2
Interest expense	(158.4)	12.8	131.2	14.4	—	—	(3.3)	(0.6	)1(b)viii	(3.9)
Depreciation, depletion and amortization	(67.1)	13.6	28.6	24.9	—	—	(2.7)	—		(2.7)
Other income (expense)	16.1	(2.8)	(11.8)	(1.5)	—	—	(0.7)	—		(0.7)

Income (loss) before deferred taxes and other items below	(2.4)	(18.3)	12.7	17.6	9.6	10.2	6.0	(4.1)		21.7
Current taxes	—	—	—	—	—	—	(2.0)	—		(2.0)
Deferred income taxes	15.6	—	(6.3)	(9.3)	—	—	0.2	1.0	1(b)vii	1.2
Minority interest in income of consolidated subsidiaries	(11.6)	14.7	(3.1)	—	—	—	—	—		—

Net income	$1.6	$(3.6)	$3.3	$8.3	$9.6	$10.2	$4.2	$(3.1)		$20.9

The accompanying notes are an integral part of these financial statements.

INFRASTRUCTURE PARTNERSHIP

PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(unaudited, in millions of U.S. dollars)

		Deconsolidation	Deconsolidation
		and Change	and Change
		in Ownership	in Ownership
	Combined	Adjustments-	Adjustments-				Ontario	Other		Pro
	Division	Island	Transelec	Adjusted	TBE	Longview	Transmission	Adj		Forma
Note references:		1(b)i	1(b)i		1(b)(v)	1(b)(ii)	1(b)(iii)

Revenues
Timberlands	$197.2	$(197.2)	$—	$—	$—	$—	$—	$—		$—
Transmission	110.5	—	(110.5)	—	—	—	29.7	—		29.7

	307.7	(197.2)	(110.5)	—	—	—	29.7	—		29.7
Costs and expenses applicable to revenues, excluding depreciation, depletion and amortization	(145.5)	130.9	14.6	—	—	—	(5.3)	—		(5.3)
Selling, general and administrative expenses	(17.5)	7.3	10.2	—	—	—	—	(11.1	)1(b)vi	(11.1)
Gain on sale of assets	5.8	(5.8)	—	—	—	—	—	—		—
Interest income on restricted cash	38.8	—	(38.8)	—	—	—	—	—		—
Equity accounted earnings	—	(8.1)	2.3	(5.8)	—	8.0	—	7.6	1(b)iv	9.8
Investment income	—	—	—	—	11.2	—	—	—		11.2
Interest expense	(136.1)	24.9	111.2	—	—	—	(5.6)	(1.2	)1(b)viii	(6.8)
Depreciation, depletion and amortization	(49.7)	20.4	29.3	—	—	—	(4.7)	—		(4.7)
Other income (expense)	10.5	1.0	(11.5)	—	—	—	(1.2)	—		(1.2)

Income before deferred taxes and other items below	14.0	(26.6)	6.8	(5.8)	11.2	8.0	12.9	(4.7)		21.6
Current taxes	—	—	—	—	—	—	(4.2)	—		(4.2)
Deferred income tax assets	(37.7)	40.0	(2.3)	—	—	—	1.4	(1.1	)1(b)vii	0.3
Minority interest in net income of consolidated subsidiaries	18.8	(10.7)	(8.1)	—	—	—	—	—		—

Net income	$(4.9)	$2.7	$(3.6)	$(5.8)	$11.2	$8.0	$10.1	$(5.8)		$17.7

The accompanying notes are an integral part of these financial statements.

INFRASTRUCTURE PARTNERSHIP

PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(unaudited, in millions of U.S. dollars)

		Deconsolidation
		and Change
		in Ownership
	Combined	Adjustments-		Ontario	Other		Pro
	Division	Island	Adjusted	Transmission	Adj		Forma
Note references:		1(b)i		1(b)(iii)

Gross Revenues
Timberlands	$102.8	$(102.8)	$—	$—	$—		$—
Transmission	—	—	—	23.9	—		23.9

	102.8	(102.8)	—	23.9	—		23.9
Costs and expenses applicable to revenues, excluding depreciation, depletion and amortization	(74.5)	74.5	—	(5.0)	—		(5.0)
Selling, general and administrative expenses	(3.4)	3.4	—	—	—		—
Gain on sale of assets	2.2	(2.2)	—	—	—		—
Equity accounted earnings	—	0.7	0.7	—	—		0.7
Investment income	—	—	—	—	—		—
Interest expense	(12.7)	12.7	—	(2.1)	—		(2.1)
Depreciation, depletion and amortization	(12.7)	12.7	—	(3.6)	—		(3.6)
Other income (expense)	0.3	(0.3)	—	(1.4)	—		(1.4)

Income before deferred taxes and other items below	2.0	(1.3)	0.7	11.8	—		12.5
Current taxes	—	—	—	(4.4)	—		(4.4)
Deferred income tax assets and other	—	—	—	—	(0.1	)1(b)vii	(0.1)
Minority interest in income of consolidated subsidiaries	(1.0)	1.0	—	—	—		—

Net income	$1.0	$(0.3)	$0.7	$7.4	$(0.1)		$8.0

The accompanying notes are an integral part of these financial statements.

INFRASTRUCTURE PARTNERSHIP

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS
(unaudited, stated in U.S. dollars)

1.	Pro Forma Adjustments

The Infrastructure Partnership’s pro forma financial statements adjust the infrastructure division’s combined financial statements to give effect to the matters discussed in these notes.

The pro forma financial statements do not reflect the impact of potential cost savings and other synergies or incremental costs of the acquisitions.

a.	Unaudited Pro Forma Balance Sheet

The following adjustments to the infrastructure division’s combined balance sheet as at June 30, 2007 were made as if each of the following had occurred on June 30, 2007.

i.	Deconsolidation and Change of Ownership Adjustments

Reflects the deconsolidation and the change in ownership of Island Timberlands, Transelec and Longview. Based upon its level of control, the Infrastructure Partnership’s interests in such entities will be accounted for under the equity method of accounting. For Transelec, although our ownership interest is less than 20%, we have the ability to exercise significant influence over the operating and financial policies of Transelec by virtue of our Relationship Agreement with Brookfield, which provides us with the right to approve or reject the election of a director, the sale of a substantial amount of assets in Transelec, any merger/business combination or other material corporate transactions, any plans or proposal for a complete or partial liquidation or dissolution, and any issuance of shares or other securities (including debt securities). The Infrastructure Partnership will hold a 37.5% interest in Island Timberlands, at a net investment cost of $172.0 million, a 10.7% interest in Transelec, at a net investment cost of $127.7 million, and a 30.0% interest in Longview, at a net investment cost of $206.8 million. The net investment in Longview as of June 30, 2007 reflects the sale of its manufacturing to an affiliate of Brookfield on May 31, 2007.

ii.	Acquisition of Longview

Longview, a timber and sawmill manufacturing company, was acquired by Brookfield on April 20, 2007 for $2,312.4 million. Based on its preliminary purchase price allocation, Brookfield recognized goodwill of $592.6 million primarily as a result of an increase in deferred income tax liability in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“FAS 109”). In determining the future income tax liability for each of Longview Fibre Company’s respective operations, manufacturing and timber, the fair market value of the assets and liabilities acquired was compared against the estimated tax basis of the assets and liabilities acquired as at April 20, 2007 to determine the taxable temporary differences of the net assets acquired. Each of these respective temporary differences were then multiplied by the applicable tax rate to determine the future income tax liability required to be recognized on the opening balance sheet of each of the respective operations. In its application of purchase accounting, Brookfield offsets this recognition of deferred income taxes with increased goodwill. Subsequent to the acquisition, the net assets of the manufacturing operations were sold to a separate affiliate of Brookfield. Thus, the only material long-term assets that were acquired are the timber and the timberlands, that are depleted as the inventory is harvested. Upon completion of the spin-off we will hold a 30% interest in Longview at a net initial investment cost of $241.4 million. The purchase price allocation is expected to be final upon the completion of the December 31, 2007 audit, which may lead to changes to the preliminary allocation on our financial statements and a change in the goodwill balance. There are no pre-acquisition contingencies related to the acquisition. The following table allocates the excess purchase price resulting from Brookfield’s acquisition of Longview to its net assets and liabilities and reflects the adjustment for the sale of 100% of Longview’s manufacturing operations as well as 70% of Longview not held by the Infrastructure Partnership.

		Preliminary		Pro Forma Adjustments		Infrastructure
		Purchase		Sale of	Non-Retained	Partnership
	Longview	Price		Manufacturing	70% of	Investment
	Fibre Co.	Allocations		Operations	Longview	in Longview
	(MILLIONS)

Current assets	$212.2	$130.7		$(260.1)	$(58.0)	$24.8
Timber assets	203.0	1,730.6		(8.0)	(1,348.0)	577.6
Other long-term assets	663.7	(468.0	)(1)	(195.4)	(0.3)	—
Goodwill	—	592.6		—	(414.8)	177.8

Total assets	$1,078.9	$1,985.9		$(463.5)	$(1,821.1)	$780.2

Current liabilities	$(168.1)	$57.8		$100.6	$6.7	$(3.0)
Long-term liabilities	(681.2)	(718.2)		205.7	835.7	(358.0)
Deferred income tax liability	—	(592.6)		—	414.8	(177.8)

Equity	$229.6	$732.9		$(157.2)	$(563.9)	$241.4

(1)	The decline in fair value of the other long term assets is a result of negative fair value allocated to the manufacturing assets.

iii. Probable Acquisition of the Ontario Transmission Operations

Reflects the acquisition of a 100% interest in the transmission division of Great Lakes Power Limited for consideration of $86.3 million before working capital adjustments, plus the assumption of $112.6 million of debt. This acquisition is expected to close in the fourth quarter of 2007, upon receipt of regulatory approval. The purchase will be considered a related party transaction without a substantive change in ownership and, as a result, our Ontario transmission operations’ assets and liabilities will be recorded at cost. We used a rate of $1.07 to convert the Great Lakes Power Limited transmission division’s balance sheet from Canadian dollars to U.S. dollars as at June 30, 2007.

iv.	Probable Acquisition of TBE

Reflects the acquisition of TBE, a cost accounted investment in five separate, but related Brazilian transmission companies, with ownership percentages ranging from 7.5% to 25% for $163.2 million. For the two entities in which we have a 20% or greater ownership interest, we do not have the ability to exercise significant influence over these entities as our investments are non-voting.

v.	Probable Transelec Purchase Price Adjustment

Reflects an additional investment in Transelec estimated to be $120.7 million which increases the Infrastructure Partnership’s ownership interest from 10.7% to an estimated 18.4%. The additional investment is the result of two adjustments: (1) the conclusion of certain regulatory proceedings, which will determine the regulated asset value of our

Chilean transmission system for the next four years and is expected to increase the original purchase price of our Chilean transmission operations and (2) Brookfield’s disproportionate funding of the purchase price adjustment which will result in an increased ownership interest. Based on a report by an independent consultant hired by the Chilean regulators, Transelec’s portion of the regulated trunk system will be valued upwards by approximately $111.6 million, which will result in a $161 million purchase price adjustment payable to the seller. The buyers will fund this purchase price adjustment with an additional equity investment, $120.7 million of which will be contributed by Brookfield. This amount was determined based on Brookfield’s agreement with the other consortium members and their level of anticipated investment in the purchase price adjustment. Our partners, at the inception of the investment in Transelec, agreed with Brookfield that their level of investment would be limited to a specific threshold. Accordingly, our investment represents the residual balance required to fund the purchase adjustment.

vi.	Minority interests

Minority interests represent $5 million of preferred shares issued by each of the Holding Entities upon closing of the spin-off, totaling $20 million of preferred shares. The preferred shares are entitled to receive a preferential dividend equal to 6% of their redemption value and are redeemable by the issuing Holding Entity, in whole or in part, at an amount equal to their redemption value plus accrued and unpaid dividends at any time after the tenth anniversary of their issuance.

b. Unaudited Pro Forma Statement of Operations

The following adjustments to the infrastructure division’s combined statements of operations were made as if each of the following had occurred on January 1, 2006, except as described below.

i.	Deconsolidation and Change of Ownership Adjustments

Reflects the deconsolidation and change in ownership of Island Timberlands, Transelec and Longview. For Island Timberlands, the deconsolidation and change in ownership was reflected as of May 31, 2005. Based upon the Infrastructure Partnership’s level of control, the Infrastructure Partnership’s interests in such entities will be accounted for under the equity method of accounting. This results in equity earnings of $2.1 million and $2.3 million on the investment in Transelec for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively, equity earnings of $11.0 million, a loss of $8.1 million and earnings of $0.7 million on the investment in Island Timberlands, for the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005, respectively, and a loss of $3.5 million for the six months ended June 30, 2007 from its investment in Longview.

ii.	Longview Adjustments

Brookfield acquired Longview Fibre Company, a timber and sawmill manufacturing company, on April 20, 2007 for $2,312.4 million. On May 31, 2007, Longview Fibre Company sold its manufacturing operation to a separate affiliate of Brookfield. These adjustments reflect the application of purchase price accounting, the sale of Longview Fibre Company’s manufacturing operations and eight of its conversion facilities and the acquisition financing. The debt outstanding following the acquisition totals $1.3 billion, of which the Infrastructure Partnership’s share is 30%, at a variable rate of interest of LIBOR plus 75 basis points (April 20, 2007 — 5.8%), resulting in a decrease in earnings of the Infrastructure Partnership of approximately $11.5 million for the year ended December 31, 2006. A 1/8 percent increase of interest rates on the debt would further reduce the Infrastructure Partnership’s net income by $0.5 million. The net result of these adjustments is the inclusion of the Infrastructure Partnership’s 30% share of net income of Longview, using the equity method of accounting, as if its sole operations were the timber operations, as of January 1, 2006 resulting in equity losses of $0.4 million and earnings of $8.0 million for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.

The following table reconciles Longview Fibre Company’s statement of income (loss) to the pro forma statement of income which solely reflects the acquisition of Longview’s timber operations, for the twelve month period ended December 31, 2006:

	Year Ended
	December 31,
	2006
	(MILLIONS)

Consolidated net income, as disclosed in Longview Fibre Company’s Annual Report on form 10-K for the year-ended December 31, 2006	$18.9
Add: manufacturing net loss	26.1	(a)
Add: pension expense attributable to manufacturing business	4.7	(b)

Income from timber operations	49.7
Add: interest expense allocated to timber operations based on old capital structure	36.4	(c)
Add: loss (gain) on disposal of sawmill assets	3.9	(d)
Add: debt extinguishment costs	11.0	(e)

Adjusted income from timber operations	101.0
Less: pro forma interest expense based on new capital structure	(74.5	)(c)
Pro forma income from timber operations	$26.5

Infrastructure Partnership’s share of income (losses)	$8.0

(a)	adjustment to add back the net loss generated by the manufacturing business;

(b)	adjustment related to pension expense recorded in 2006 relating to employees of Longview’s manufacturing business. The pension expense was recorded at a corporate level; thus it was not allocated to the operating segments;

(c)	adjustment to reflect the additional interest expense that would have been recorded by Longview under the new capital structure, adding back the interest expense on the debt that was extinguished by Brookfield upon acquisition;

(d)	gains (losses) that were incurred on the disposal of the company’s sawmill assets; and

(e)	adjusts for expenses incurred by Longview to retire its debt upon close of the acquisition.

iii.	Probable Acquisition of our Ontario Transmission Operations

Reflects the inclusion of results of operations from the probable acquisition of the Ontario transmission operations as if the acquisition had been completed on January 1, 2005. The net impact of these adjustments results in the addition of $4.2 million, $10.1 million, and $7.4 million of net income for the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005, respectively. We used the rates of $1.13, $1.16 and $1.21 to convert the Great Lakes Power Limited transmission division’s statements of operations from Canadian dollars to U.S. dollars for the six months ended June 30, 2007 and for the years ended December 31, 2006 and 2005, respectively.

iv.	Probable Acquisition of Additional Interest in Transelec

Reflects the additional investment in Transelec, increasing the Infrastructure Partnership’s ownership from 10.7% to an estimated 18.4% as a result of the conclusion of certain regulatory proceedings which will increase the regulated asset value of the underlying operations by approximately $111.6 million. Such increase will result in a corresponding purchase price adjustment payable to the seller which will be disproportionately funded by Brookfield. This transaction results in incremental equity earnings of $2.5 million and $7.6 million for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively.

v.	Probable Acquisition of TBE

Reflects an adjustment for dividends on the cost accounted investment in TBE, as if the probable investment had occurred on January 1, 2006. The net impact of this adjustment results in investment income of $10.2 million and $11.2 million for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.

vi.	Management Fee

Reflects a charge of $5.6 million for the six months ended June 30, 2007 and a charge of $11.1 million for the year ended December 31, 2006, which are estimates of the six-month and annual management fee that would be paid by the Infrastructure Partnership to the Manager for services rendered in connection with Master Services Agreement, based on an annual base management fee of 1.25% of the market value of our partnership, using pro forma net book value of equity of approximately $888 million as a proxy for the market value of our partnership for purposes of the adjustment. This adjustment does not reflect public company costs which management expects will be approximately $4 million per year.

vii.	Deferred taxes

Reflects deferred taxes on the differential between the book value and tax basis of the underlying investee companies accounted for using the equity method, based on the applicable tax rate in the jurisdiction the investment is held. This results in a recovery adjustment of $1.0 million for the six months ended June 30, 2007, and an expense adjustment of $1.1 million and $0.1 million for the years ended December 31, 2006 and 2005, respectively.

viii.	Minority interests

Reflects dividends on the $20 million of preferred shares of each Holding Entity. This results in an adjustment of $0.6 million for the six months ended June 30, 2007 and $1.2 million for the year ended December 31, 2006 to reflect accrued dividends.

2.	Limited Partnership Units Subject to the Redemption-Exchange Mechanism

The Infrastructure Partnership will issue limited partnership units that may, at the request of the holder, require the Infrastructure Partnership to redeem all or a portion of the holder’s units of the Infrastructure Partnership for cash after two years from the date of closing of the spin-off. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Infrastructure Partnership in exchange for one of our partnership’s units (subject to certain customary adjustments). Based on the number of our units to be issued in the spin-off, Brookfield’s aggregate limited partnership interest in our partnership would be 39% if it exercised its redemption right in full and our partnership fully exercised its right of first refusal. The units are considered mezzanine equity and are recorded at fair value. As at June 30, 2007, carrying value approximates fair value.

3.	Funds From Operations — Pro Forma

Funds from operations is defined as net income adding back depreciation, depletion and amortization, deferred income taxes and other provisions which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Funds from operations is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure” for a discussion of the limitations of funds from operations as a measure of our operating performance. Below is a reconciliation of pro forma net income to pro forma funds from operations for the six months ended June 30, 2007 and the years ended December 31, 2006 and December 31, 2005:

	Six Months
	Ended	Year Ended	Year Ended
	June 30, 2007	December 31, 2006	December 31, 2005

Net income	$20.9	$17.7	$8.0
Add back or deduct non-cash components of net income:
Depreciation and amortization	21.3	26.9	12.6
Deferred taxes and other provisions	(5.2)	13.2	0.1

Funds from operations	$37.0	$57.8	$20.7

Our Partnership

The following unaudited pro forma financial statements adjust our partnership’s historical financial statements as at June 30, 2007 and for the six months ended June 30, 2007 and the years ended December 31, 2006 and December 31, 2005 to give effect to all of the transactions reflected in the Infrastructure Partnership’s unaudited pro forma financial statements and the acquisition by our partnership of a direct 60% interest in the Infrastructure Partnership as if such transactions and acquisition occurred as of June 30, 2007 in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2006 in the case of the pro forma consolidated statements of income (or an earlier date in the case of the adjustments relating to Island Timberlands and Ontario transmission, as described in the notes to the unaudited pro forma financial statements of the Infrastructure Partnership). Prior to the spin-off, Brookfield intends to form the Infrastructure Partnership and effect a reorganization following which our current operations will be held by the Holding Entities (whose common shares will be wholly-owned by the Infrastructure Partnership). Brookfield will hold an approximate 60% limited partnership interest in the Infrastructure Partnership and one or more wholly-owned subsidiaries of Brookfield will hold an approximate 39% limited partnership interest in the Infrastructure Partnership. Infrastructure GP LP will hold the remaining 1% interest in the Infrastructure Partnership. Brookfield will transfer its approximate 60% limited partnership interest in the Infrastructure Partnership to our partnership in consideration for our units. These units will then be distributed by Brookfield Asset Management to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend. The pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. These pro forma financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the spin-off had been effected on the dates indicated.

All financial data in these pro forma financial statements is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2007
(unaudited, in millions of U.S. dollars)

		Pro forma
	Historical	Adjustments		Pro forma

Assets
Investment in Infrastructure Partnership	$—	532.8	(2)	532.8

Equity
Unit holders’ equity	$—	532.8	(2)	532.8

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(unaudited, in millions of U.S. dollars)

		Pro forma
	Historical	Adjustments		Pro forma

Share of Infrastructure Partnership income	$—	$12.5	(3)	$12.5

Net income	$—	$12.5		$12.5

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
(unaudited, in millions of U.S. dollars)

		Pro forma
	Historical	Adjustments		Pro forma

Share of Infrastructure Partnership income	$—	$10.6	(3)	$10.6

Net income	$—	$10.6		$10.6

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005
(unaudited, in millions of U.S. dollars)

		Pro forma
	Historical	Adjustments		Pro forma

Share of Infrastructure Partnership income	$—	$4.8	(3)	$4.8

Net income	$—	$4.8		$4.8

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Unaudited, in millions of U.S. dollars)

1.	Basis of Presentation

The accompanying unaudited pro forma financial statements adjust our partnership’s historical financial statements as at June 30, 2007 and for the six months ended June 30, 2007 and the years ended December 31, 2006 and December 31, 2005 to give effect to all of the transactions reflected in the Infrastructure Partnership’s unaudited pro forma financial statements and the acquisition by our partnership of a direct 60% interest in the Infrastructure Partnership as if such transactions and acquisition occurred as of June 30, 2007 in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2006 in the case of the pro forma consolidated statements of income (or an earlier date in the case of the adjustments relating to Island Timberlands and Ontario transmission, as described in the notes to the unaudited pro forma financial statements for the Infrastructure Partnership).

The pro forma consolidated financial statements should be read in conjunction with the description of the acquisition by our partnership of a direct 60% interest in the Infrastructure Partnership and the Infrastructure Partnership’s unaudited pro forma financial statements included elsewhere in this prospectus.

2.	Unaudited Pro Forma Balance Sheet

The pro forma consolidated balance sheet of our partnership as at June 30, 2007 is based on the opening balance sheet of our partnership at its inception and has been prepared as if it had purchased 60% of the Infrastructure Partnership’s units on June 30, 2007.

3.	Unaudited Pro Forma Statement of Income

The pro forma consolidated statements of income of our partnership for the years ended December 31, 2006 and December 31, 2005 and the six month period ended June 30, 2007 are based on the initial financial statements of the our partnership adjusted for the recognition of our partnership’s pro forma share of the Infrastructure Partnership’s income of $17.7 million, $8.0 million and $20.9 million, respectively.

INFRASTRUCTURE INDUSTRY

We define infrastructure assets generally as long-life, physical assets that are the backbone for the provision of essential products or services for the global economy. Due to their nature, we believe infrastructure assets are typically critical to support sustainable economic development and characterized by some or all of the following attributes:

•	Strong competitive positions with high barriers to entry. Infrastructure assets are usually protected by strong barriers to entry due to economies of scale or natural monopoly characteristics. Furthermore, the demand for products and services based on infrastructure assets are generally price inelastic compared with other goods and services. Users of infrastructure assets have few, if any, viable alternatives as alternatives are often cost prohibitive and/or uneconomic to use.

•	Strong margins and stable cash flow. Due to their capital intensive nature, infrastructure assets commonly have high fixed costs and low on-going variable costs, including maintenance capital expenditures, compared to other industries. As a result, infrastructure assets are often characterized by high operating profit margins which tend to reduce cash flow volatility, thereby enhancing their ability to support debt and make distributions to equity. Furthermore, due to their economies of scale, infrastructure assets tend to exhibit very attractive risk adjusted returns on expansion capital opportunities.

•	Upside from economic growth and/or inflation. Due their natural monopoly characteristics, infrastructure assets, in many instances, are regulated or provided pursuant to long-term contracts. Through such frameworks, cash flows are commonly linked to measures of economic growth, such as real gross domestic product, and/or inflation. In other instances, due to their essential nature, infrastructure assets are generally able to pass through inflation to underlying users via price increases. Thus, infrastructure assets generally have cash flow profiles that increase with inflation.

We believe the following assets have these characteristics:

•	Utilities. Utilities include the networks that provide basic utility services to communities such as gas, water and electricity. The transmission and distribution components of utility networks are widely regarded as natural monopolies due to their high barriers to entry and substantial economies of scale. As a result, transmission and distribution networks are usually subject to some level of government regulation. The regulation of utilities varies across jurisdictions, although there are often certain common themes. Returns are usually prescribed by a regulator and linked to the total value of a utility’s regulated asset base, which accretes over time based on the excess of capital expenditures over depreciation. Some jurisdictions allow for the regulated asset base to increase by inflation. Returns calculated in this manner are then added to operating costs, taxes and other allowances to determine tariffs which are based on projected volume. Consequently, utilities that are subject to this style of regulation generally do not have significant price risk. Instead, returns are more closely linked to economic growth and/or inflation as well as relative performance versus certain regulatory assumptions, such as operating costs, capital expenditures, tax and cost of capital.

•	Renewable resources. Renewable resources are assets such as timberland, hydro-electric power generation facilities and wind power generation facilities, which produce products that are essential inputs to the global economy. The types of products they produce tend to have few, if any, alternatives and as a result they have less demand variability than other products. For the most part, renewable resources produce unregulated products. However, due to the finite supply of similar resources, low variable cost structure and locational advantages, they often have strong competitive positions and, as a result, strong margins. Infrastructure based on renewable resources tends to have very long asset lives, if properly maintained.

•	Transportation. Transportation infrastructure supports the transport of passengers or cargo via air, land or sea and includes infrastructure such as toll roads, bridges, tunnels, airports, ports, railway lines, urban rail, ferries and other transport-related facilities. Transportation infrastructure generally enjoys high barriers to entry arising from the significant capital cost of building a competing alternative. In addition, due to natural monopoly characteristics, transportation infrastructure is frequently regulated via concession agreements which may further limit the development of competing infrastructure or otherwise support patronage on the asset. Most transportation infrastructure is subject to some level of demand risk since these types of infrastructure assets rely on throughput for a significant proportion of their revenues. Transportation infrastructure is commonly linked to regional economic growth or demographic changes, although the assets can be insulated from demand risk through contractual or regulatory arrangements.

Historically, infrastructure has been developed, owned and operated by governments and municipalities and to a lesser degree by industrial owners as part of their broader operations. However, due to a combination of supply and demand factors, these assets are increasingly being transferred to private sector owners such as ourselves.

On the supply side, there has been substantial under-investment in infrastructure in developed countries over past decades. Substantial upgrades and expansions of infrastructure will be required to make up the shortfall and support projected economic growth. The World Bank estimates that spending on new infrastructure for energy (including electricity), telecommunications, transportation and water will be at least $370 billion annually through 2010.

Many governments and municipalities who bear the ultimate burden for this shortfall are running substantial budget deficits. We believe that many of these entities will seek to sell existing assets in order to raise capital and transfer future obligations to spend billions of dollars to upgrade such assets. In addition, we believe that industrial owners of infrastructure, of their own volition or under the pressure from shareholders, are seeking to unlock value by disposing of their infrastructure and focusing on their core operations.

On the demand side, infrastructure assets have a very attractive profile for institutional investors. With their long-life, current cash flow and inflation protection characteristics, this asset class is an attractive alternative to fixed income investments for pension funds and other investors with long-dated liabilities to defease. As a result, in the past number of years, numerous infrastructure funds have been launched raising billions of dollars of equity capital. Even so, portfolio allocation to infrastructure is only a fraction of the allocation to real estate, which is an alternative asset class that we believe has similar attributes. In addition to the increased availability of equity capital, securitization financing techniques, which are prevalent in the real estate market, are increasingly being utilized to finance infrastructure assets.

Due to the capital intensive nature of the industry combined with the greater participation by institutional investors, we believe ownership and operation of infrastructure assets will evolve in a similar manner as the ownership and operation of real estate, with the proliferation of consortium, joint venture, partnership and other arrangements among institutional investors and owner/operators such as ourselves.

BUSINESS

Our Partnership

Our partnership and its related entities were established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist principally of the ownership and operation of electricity transmission systems and timberlands, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. Our Manager is an affiliate of Brookfield Asset Management. Immediately following the spin-off, our sole material asset will be a 60% limited partnership interest in the Infrastructure Partnership a newly formed limited partnership through which we will indirectly hold all of our current operations.

Brookfield will hold the remaining 40% interest in the Infrastructure Partnership. Brookfield’s limited partnership interests will be redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning 39% of our issued and outstanding units. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”. Brookfield will also acquire approximately 6% of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon spin-off. Brookfield’s 1% general partnership interest in the Infrastructure Partnership will enable it to receive incentive distributions from the Infrastructure Partnership. The economic interests in the Infrastructure Partnership noted above do not reflect the exercise of the equity commitment referred to in this prospectus or interests to be acquired under the Infrastructure Partnership’s distribution reinvestment plan. See “The Spin-Off.”

Current Operations

Electricity Transmission

Overview

Electricity transmission assets provide the critical link for the transmission of electricity from generators to consumers of electricity. Electricity transmission is a natural monopoly and is generally provided by a single supplier, with revenues regulated either on a cost plus basis or under long-term concessions. Both of these revenue mechanisms provide secure cash flow streams that, in many instances, are not subject to volume or utilization risk. Due to their combination of high capital costs and low variable costs, electricity transmission systems generally have very high operating margins. Since the cost of electricity transmission is typically a minor component of an end user’s electricity bill, regulators in many jurisdictions are sanctioning pricing regimes that encourage capital investment to ensure reliability and support economic growth rather than focusing on lowering transmission rates.

Our current operations include interests in electricity transmission assets held directly and through consortiums with Brookfield and others in Chile, Brazil and Canada.

Ownership
Combined
with
Location	Description	Our Interest	Brookfield

Chile	8,279 km of transmission lines that serve 98% of the population of the country which include 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 46% of the high voltage lines between 110 kV and 500 kV in Chile	18.4%(1)	33%(1)
Brazil	over 2,100 km of transmission lines, with one transmission line located in the south and the remaining four lines located in the northeast. Four of the lines are rated 500 kV or higher and one line is rated at 230 kV. The transmission lines began service between 2002 and 2005	7.5% to 25%(2)	7.5% to 25%(2)
Canada	approximately 550 km of 44 kV to 230 kV transmission lines that comprise an important component of Ontario’s transmission system that connects generators in northern Ontario to electricity demand in Southern Ontario	100%(3)	100%

(1)	Percentage includes estimated increase in ownership resulting from purchase price adjustment, that will be made upon finalization of the current transmission industry rate proceeding, anticipated to be made in the first quarter of 2008.

(2)	Our Brazilian transmission investments are comprised of interests in a group of five related transmission operations owned with four other industry partners, with ownership in each asset ranging from 7.5% to 25%. These investments will be transferred by Brookfield to us following closing of the spin-off upon receipt of required regulatory approvals.

(3)	Our Ontario transmission operations will be transferred by Brookfield to us following closing of the spin-off upon receipt of required regulatory approvals.

Our Chilean operations were acquired on June 30, 2006 from Hydro Quebec International Inc. and International Finance Corporation by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment that will be settled following the final resolution of the current transmission industry rate proceeding, which is expected to be in the first quarter of 2008. Due to our disproportionate equity investment required to fund the purchase price adjustment, we estimate that our ownership of this business will increase to approximately 18.4%. Brookfield acquired our Brazilian transmission investments in July 2006 and these investments will be transferred to us upon receipt of approval by the Brazilian regulators, which we anticipate receiving in the fourth quarter of 2007. Our Brazilian transmission investments are comprised of interests in a group of five related transmission operations owned with four other industry partners with ownership ranging from 7.5% to 25%. Our Ontario transmission operations are currently wholly-owned by Brookfield and will be transferred to us upon receipt of approval by the Ontario Energy Board, or OEB, which we anticipate receiving in the fourth quarter of 2007.

Revenue Framework

The revenue framework for our transmission operations is a combination of regulated sales, concessions and long-term contracts with large customers.

In Chile, which has a long tradition of supportive regulatory frameworks for utility assets, regulated revenues are determined every four years based on a 10% annuity return on replacement cost of the existing transmission system for high voltage transmission (500 kV or above) plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted on a semi-annual basis by a multi-component inflation index that is designed to approximate the changes in underlying costs drivers. The replacement cost, the operational, maintenance and administration costs, the indexation formula and the asset life of the transmission system are determined every four years in a transmission study performed by an independent consultant, subject to final approval by the experts’ panel, which is the arbitrator for the electricity industry in Chile. Once revenue has been calculated, it is allocated to market participants as a fixed charge; thus our Chilean high voltage transmission operations do not have volume risk. For lower voltage transmission lines the framework for regulatory revenues is similar to that for high voltage transmission lines; however, the 10% annuity return is assessed on the demand adapted system, which factors in projected usage of the system over a forecast period in determining replacement cost. Since our regulated Chilean operations earn a

10% annuity return on replacement cost, we effectively earn a real pre-tax 10% return on capital investments. In addition, the 10% return rate making framework is stipulated in Chilean law.

Approximately 60% of our revenues in Chile are derived from a number of long-term transmission contracts, primarily with power generators. These contracts have a pricing framework that is similar to the regulatory framework. However, these contracts have greater certainty than our regulated revenues since all of the material drivers such as the regulated asset base and the indexation formula are stipulated in the contracts. The largest of these contracts expires in 2016. Following the expiration of these contracts, a majority amount of our revenue will convert to the regulatory framework; the balance will remain contractual. We believe that the risks of default or non-renewal on similar terms for these contracts is relatively low because transmission is an essential operating expense that must be paid by generators in order for them to sell the power output of their generating assets. In particular, our largest single customer’s power generation portfolio is comprised principally of hydro-electric facilities, which we believe have a minimal risk of shut down for economic reasons.

For both the regulated and contracted revenues of our Chilean operations, we earn a return on replacement cost that is comprised of Chilean pesos and U.S. dollars. As a result, even though our revenues are converted into Chilean pesos and billed to customers on a monthly basis, we economically have a combination of Chilean peso and U.S. dollar revenue.

Demand for electricity in Chile’s principal electricity region has grown steadily at a compounded annual growth rate of approximately 6.7% from 1994 to 2005. We expect that growth in demand will continue at a comparable rate during the next 10 years. Pursuant to Chilean law, for our high voltage transmission lines we have the exclusive ability to invest in any approved upgrades to our trunk transmission asset base at rates determined in accordance with the Chilean regulatory framework described above. Expansions to the transmission system are put out to competitive bid, under which the qualified bidder with the lowest fixed price 20-year toll is awarded the project. Due to our scale within Chile and our intimate knowledge of the transmission system and permitting landscape, we believe that we are well positioned to compete for expansion projects. For our lower voltage transmission lines, we have exclusive ability to invest in upgrades and expansions of our system, as well as the responsibility to invest sufficient capital to maintain reliability.

In Brazil, the federal electricity regulator, Agência Nacional de Energía Eléctrica regulates expansion of the transmission system through the award of long-term concessions. Concessionaires are remunerated based on Annual Permitted Revenues, or APR, that is adjusted annually to account for changes in Brazilian inflation. APR is independent of load, volume or utilization of the transmission lines. Extraordinary revisions to APR are permissible due to changes in taxes, regulatory charges, required investments and other items that alter the economic-financial equilibrium of the concession in the view of the regulator. APR is subject to pre-specified penalties due to transmission line unavailability. In order to facilitate the financing of new projects, transmission concession revenues are front end loaded and have a single step down provision which reduces the capacity component of APR by 50% beginning in year 16 of transmission following commencement of operations for the remaining term of the 30-year concession.

Our Brazilian transmission investees generate their revenues in reis under five separate 30-year concession agreements. The average remaining life of our concessions is 26 years. The capacity component of revenues for each respective concession will be reduced by 50% beginning in 2017 through 2020 as provided by the concession agreements.

Our Brazilian transmission investments are subject to put/call agreements with third parties whereby we have the right to sell and the third parties have the right to buy our investments at a price that will yield a real, compounded annual return equal to 14.8% paid in Brazilian reis, including all distributions received to that date. We have the right to exercise our put between September 16, 2008 and November 15, 2008. For two months following the expiration of our put option, the third parties have a corresponding right to call our investment at a price calculated with the same formula.

In Ontario, transmission revenues are based on periodic rate cases in which the OEB determines allowed revenue that provides for recovery of our operating and financing costs plus an after-tax return on equity. Currently, we are allowed to earn an 8.61% return on the equity, which is deemed to be 45% of our rate base. In Ontario, regulated rate base is equal to the historic cost of the system assets plus any capital expenditures less depreciation and other deductibles. The regulatory framework in Ontario does not provide for any inflationary adjustments. Once our revenue requirement has been determined, the OEB establishes tariffs. All transmission tariffs are combined into one pool and allocated to system users throughout the province. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads which are measured by the Independent Electricity System Operator. We expect our next rate review will occur in 2008.

The principal means to grow our Ontario operations is to invest capital in excess of depreciation. Brookfield recently completed the construction of an $80 million upgrade to the system in Northern Ontario which increased funds from operations. In the near term, we expect that our capital expenditures will approximately equal depreciation. Over the longer term, there are a number of potential electricity transmission projects in Ontario under development. If any of these projects come to fruition, we expect that we will have an opportunity to further grow our regulated rate base and corresponding earnings.

Key Highlights of our Electricity Transmission Operations

We believe that our transmission operations have a number of favourable characteristics that position us well for continued strong and growing cash flows as follows:

•	Stable revenues with inflationary growth. Due to our regulatory frameworks and contracts, combined with the essential nature of our service, our transmission systems have a very secure competitive position. All three systems generate stable revenue with no material volume risk and, in many instances, have automatic inflation escalators. Revenues for all three of our transmission operations are spread across a large user base, mitigating credit risk.

•	Constructive regulatory regimes. Our Chilean and Brazilian systems are subject to less regulatory risk than a transmission system in the United States or Canada. Our Chilean system’s 10% return on replacement cost is stipulated in Chilean law. Thus, a change of law would be required to reduce this return. Furthermore, since it is a return on total assets, the risk that a regulator reduces rates based upon actual capital structure deployed is reduced. For our Brazilian system, rates are established in the concession agreement. The only factor that causes rates to fluctuate during the concession period is the cumulative change in Brazilian inflation.

•	Strong free cash flow generation. Since the Chilean regulatory and contractual frameworks are based on replacement cost and the Brazilian revenues are based on stipulated contractual amounts, we are not required to invest at our level of depreciation to prevent a decline in revenues. Since both systems are in very good physical condition, maintenance capital expenditures are at relatively low levels. As a result of high profit margins combined with low maintenance capital expenditures, our transmission operations generate strong cash flow.

•	Expansion opportunities. Our Chilean and Ontario systems have significant revenue generating capital investment opportunities. Both Chile and Canada have economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to connect this economic generation to load centers to satisfy increased electricity demand resulting from economic growth. In addition, our Chilean operations are also well positioned to pursue opportunities to expand their subtransmission lines to augment their existing network.

Timber

Overview

Timber is a vital component of the global economy. In North America, timber is generally harvested for one of three types of end users: (1) lumber mills (which use saw logs to produce lumber), (2) pulp mills (which use pulpwood as a major source of fiber for use in the paper and containerboard industries) and (3) other wood products such as boards, structural and non-structural panels, moldings, etc. In addition, timber by-products are being increasingly viewed as a source of fuel or feed stock for biomass energy and ethanol production.

The use of timber in new home construction results in exposure to general economic and housing construction cycles. However, use in the much less cyclical repair and renovation and general construction markets as well as diversification across export markets provides significant mitigation to economic cycles. In addition, timber can either be harvested and sold in attractive price environments or “warehoused” for later harvest if and when prices recover. This ability to preserve the value of the timber allows timberland owners to maximize the long-term value of timberlands by matching harvest opportunities to market conditions. Furthermore, this ability to warehouse timber has historically moderated timber supply and pricing, resulting in the volatility of timber prices being less than the volatility of prices for finished forest products such as oriented strand board, framing lumber, pulp, newsprint and fine papers.

Our current operations include interests in timberlands held in partnership with Brookfield and other consortium members in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States.

			Ownership
		Our	Combined
		Ownership	with
Location	Description	Percentage	Brookfield

Coastal British Columbia, Canada	approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million m3, primarily comprised of high value Douglas-fir, Hemlock and Cedar with a long-run sustainable yield of 1.8 million m3 and approximately 33,625 acres of HBU lands	37.5%	50%

Oregon and Washington, United States	approximately 588,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 37.5 million m3, primarily comprised of high value Douglas-fir and Hemlock with a long-run sustainable yield of 2.4 million m3	30%	100%

In addition, we have the ability to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. We have agreed that we will participate in any such partnership through a commitment of up to $600 million provided that (i) third party institutional investors commit at least $400 million; (ii) the transfer of Longview is at a price equal to the appraised value of the timberlands and real estate plus working capital, and (iii) the transaction is completed within 18 months. Our agreement is also subject to a financing condition in our favour.

Our Canadian operations were acquired by Brookfield on May 30, 2005 and our U.S. operations were acquired by Brookfield on April 20, 2007.

These timberlands have a combined merchantable inventory of over 95 million m3 with 55% of this inventory in Douglas-fir, 31% in Whitewoods and the remainder composed of Cedar, Alder, Cypress and other species. These timberlands are heavily weighted to merchantable timber which offers excellent, high value near-term harvest opportunities.

Merchantable volume by species and age class — Canada (000’s m3)

Merchantable volume by species and age class — United States (000’s m3)

Revenue Framework

The revenue framework for our timber business is a combination of log sales and, to a lesser degree, the sale of HBU lands. Our timber operations have very few long-term sales agreements, accounting for less than 10% of the value of annual log sales, with all logs sold at market prices and payments received in advance of delivery. Our primary markets are the Pacific Northwest region of the United States and Japan and, for our Canadian operations, the coastal region of British Columbia. Secondary markets include South Korea, China and other Asian markets. The preference of Japanese customers for large, high value primary growth Douglas-fir logs, for which no substitute exists, is a key driver in establishing export market demand.

Significant investments in greenfield and modernization projects have resulted in a 29% increase in regional sawmill capacity over the past five years. This increase in capacity, combined with conservation-related reduction in harvest levels in Washington and Oregon and current strong export and pulp markets, has made the U.S. Pacific Northwest an attractive timber market.

Some of our timber operations, particularly those located in Canada, are located in regions where the land may be better served as a residential or commercial development. We estimate that approximately 33,625 acres of our lands are HBU lands that, as market conditions develop, could be opportunistically developed and sold for greater value if used for a purpose other than timberlands, such as real estate development or conservation, without materially impacting our sustainable harvest levels.

Key Highlights of our Timber Operations

We believe that our timber operations have a number of favourable characteristics that will position us well for strong and growing cash flows as follows:

•	Scarce, high value, premium asset. Our timberlands are primarily comprised of softwood such as Douglas-fir and Hemlock that is generally preferred over hardwood for construction lumber and plywood because of its strength and flexibility. Our timberlands include significant volumes of fine-grained Douglas-fir, which is considered a premium product and is in strong demand in the Asian export markets because of its aesthetic appeal and structural properties.

•	Market access and location. The coastal location of our Canadian timberlands provides access to the western U.S. and Asian markets, and our U.S. timberlands also have ready access to the Asian marketplace through the port of Longview. This access to multiple markets provides us flexibility to react quickly to changes in market conditions.

•	Favourable long-term industry dynamics. Sawmill modernization and construction has resulted in over three billion board feet of additional lumber manufacturing capacity in the Pacific Northwest in the last five years. Due to their high fixed cost structure, these mills will continue to operate in soft lumber pricing markets. We also expect our timberlands to benefit from increasing scarcity in global timber supplies. This increasing scarcity is expected to result from a number of factors including the Western Canadian mountain pine beetle infestation which has had a significant impact on the supply of Canadian timber from the interior of British Columbia and Alberta, newly implemented Russian log export restrictions, continued withdrawals of North American timberlands for conservation and alternative uses and competition for wood fibre for use in bio fuels. However, in the near term, we expect that the continued softness in the U.S. housing market, exacerbated by the extreme dislocations in the mortgage financing market, will result in continued reduction in demand from sawmills that produce lumber for the housing market, putting downward pressure on log prices.

•	Diversified product mix in highly productive climate. Our timberlands are diversified by species mix, age distribution, geographic location and customer type. As a result, we are well-positioned to serve the growing Canadian, U.S. and Asian timber markets. Species and age diversification allows us to offer over 200 different log sort grades, enabling us to meet the needs of a large customer base. Also, due to the climate of our coastal location, we have among the most productive timberlands in North America with an overall average annual growth rate on unmanaged natural stands of 3.68 m3 per acre, more than three times the average annual growth rate of timberlands located in the northeastern part of North America.

•	High margin business with sustainable cash flows. Our timber operations generate strong profit margins due to our low fixed cost structure and strategic harvesting decisions designed to enhance margins. In addition, our timberlands require minimal amounts of maintenance capital. This low capital intensity, together with high operating margins, allows our timberlands to produce stable and sustainable cash flows.

Our Growth Strategy

Our vision is to be a leading owner and operator of high quality infrastructure assets. We will seek to grow by deploying our operations-oriented approach to enhance value and by leveraging our relationship with Brookfield to pursue acquisitions. To execute our strategy, we seek to:

•	incorporate our technical insight into the evaluation and execution of acquisitions;

•	maintain a disciplined approach to acquisitions;

•	actively manage our assets to improve operating performance; and

•	employ a hands-on approach to key value drivers such as capital investments, development projects, follow-on acquisitions and financings.

We believe that our relationship with Brookfield will provide us with competitive advantages in comparison with a stand-alone infrastructure company in the following respects:

•	Ability to leverage Brookfield’s transaction structuring expertise. With its extensive background in the real estate, power generation and other hard asset industries, Brookfield has in depth experience acquiring hard assets and with securitization techniques which are prevalent in the real estate sector and are increasingly being utilized in infrastructure and other financing sectors where the underlying assets have similar characteristics. We will have an opportunity to benefit from this expertise.

•	Ability to pursue acquisitions of businesses that own infrastructure assets together with other assets that have a riskier cash flow profile. Such transactions may not be appropriate for us on a stand-alone basis. Brookfield has the skills and capital to acquire such companies and separate the infrastructure assets from the non-infrastructure assets. A good example of this is the acquisition of Longview, which had both a timber business and an integrated converting business that increased the overall risk profile of the company. Brookfield separated these two businesses and contributed an interest in the timber operations to us while retaining and restructuring the more volatile converting business. We believe that we will have an opportunity to acquire infrastructure assets through similar transactions in the future.

•	Ability to acquire assets developed by Brookfield through its operating platforms. Brookfield is well positioned to identify development opportunities. For example, Brookfield is actively pursuing greenfield development projects in the electricity transmission sector, and we expect that, if and when these development projects come to fruition, we will have an opportunity to acquire an interest in them from Brookfield.

•	Ability to participate alongside Brookfield and in or alongside Brookfield sponsored or co-sponsored consortiums and partnerships. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-

oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements, we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See “Relationship with Brookfield — Relationship Agreement”. Furthermore, Brookfield also has extensive financial resources including annual cash flow in excess of $1.0 billion and market capitalization of over $20 billion. Accordingly, Brookfield has the balance sheet to underwrite a significant portion of the required equity for these larger transactions and syndicate equity following completion, enabling us to act quickly and provide vendors with transaction certainty.

Since Brookfield has large, well established operations in real estate and renewable power which will remain separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors, and we do not anticipate pursuing acquisitions in these areas. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions.

Mezzanine Business

We may also acquire mezzanine debt or similar investments in order to provide us with an opportunity to gain insight into a new sector or geographic region on a lower risk basis or for other strategic reasons.

Employees

Our partnership does not employ any of the individuals who carry out the management and activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see “Management and Our Master Services Agreement — Our Management”.

Intellectual Property

Our partnership, as licensee, has entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under “Relationship with Brookfield — Licensing Agreement”.

Properties

Our partnership’s principal office is at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and its registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our partnership does not directly own any real property.

Governmental, Legal and Arbitration Proceedings

Our partnership may be named as a party in various claims and legal proceedings which arise in the ordinary course of business. Our partnership has not been in the previous 12 months and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our partnership’s financial position or profitability nor is our partnership aware of such proceedings that are pending or threatened.

GOVERNANCE

As required by law, our limited partnership agreement provides for the management and control of our partnership by a general partner rather than a board of directors and officers. Our Managing General Partner serves as our partnership’s general partner and has a board of directors. Our Managing General Partner has no executive officers. Our Managing General Partner has sole responsibility and authority for the central management and control of our partnership, which is exercised through its board of directors in Bermuda. However, management and administration services will be provided to us by the Manager pursuant to the Master Services Agreement.

The following table presents certain information concerning the current board of directors of our Managing General Partner:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation

Derek Pannell Toronto, Canada	60	Chairman	Managing Partner, Brookfield Asset Management
Arthur Jacobson, Jr. Mamaroneck, New York	44	Director	Managing Member, Martinart Partners, L.L.C., a restaurant
James Keyes Devonshire, Bermuda	44	Director	Partner, Appleby, an international law firm
Danesh Varma Kingston-Upon-Thames, England	57	Director	Chief Financial Officer, African-Aura Resources Limited, a mining company
James Wallace Sudbury, Ontario	60	Director	President, Pioneer Construction Inc., a construction company
Alan Wiener Rye, New York	63	Director	Managing Director, Wachovia Securities

(1)	The mailing addresses for the directors are set forth under “Security Ownership”.

Prior to the completion of the spin-off, the board of directors will be expanded to seven members, a majority of whom will be independent. Set forth below is biographical information for our Managing General Partner’s current directors.

Derek Pannell.  Derek is Managing Partner of Brookfield Asset Management. Prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 37 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek serves on the boards of Teck Cominco Limited and the Canadian Opera Company. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.

Arthur Jacobson, Jr.  Arthur is Managing Member of Martinart Partners, L.L.C., a restaurant. Prior to this he was Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the New York Stock Exchange for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.

James Keyes.  James is a partner and team leader of the Funds & Investment Services Team within the Corporate/Commercial Department of Appleby. He practices in the area of corporate and commercial law, particularly mutual funds, corporate finance and securities. James joined Appleby in 1993. Prior to that, he worked with Freshfields law firm in London from 1989 to 1992. James attended Oxford University in England and graduated with a M.A. with Honours as a Rhodes Scholar. He was called to the bar of England & Wales in 1991 and to the Bermuda Bar in 1993.

Danesh Varma.  Danesh is the Chief Financial Officer of African-Aura Resources Limited. He joined African-Aura Resources Limited in 2007 and was Chief Financial Officer of Minco PLC from 2006 to 2007. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant.

James Wallace.  James is the President of Pioneer Construction Inc. and is a director of NorthStar Aerospace (Canada) Inc. and Osprey Media Income Fund. James is also a director of and has ownership interests in a number of privately owned corporations. James holds a Bachelor of Science from Laurentian University and a Masters of Business Administration from the University of Windsor. James is a Certified Management Accountant and holds an FCA designation.

Alan Wiener.  Alan is Managing Director of Wachovia Securities where he is responsible for Wachovia Multifamily Capital Inc., a full-service, nationwide, commercial mortgage lender. Alan also serves on a number of non-profit boards and is an executive board member of the Real Estate Board of New York. Previously, Alan was Chairman of American Property Financing, Inc. which he headed in 1991 and merged into Wachovia Corporation in May of 2006. Prior to establishing American Property Financing, Inc., Alan was Executive Vice President at the diversified financial service services firm Integrated Resources Inc. from 1981 to 1990. From 1978 to 1981, he was the New York Director for the U.S. Department of Housing and Urban Development (HUD). From 1976 through 1978 Alan served as Assistant to the Mayor of the City of New York. Alan is a graduate of the University of Pennsylvania and holds a law degree from the Georgetown Law Center.

To the knowledge of our partnership, no director is at the date of this prospectus, or has been within the 10 years before the date of this prospectus, a director or officer of any company that while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities law, for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets other than Mr. Varma. Mr. Varma was President and Managing Director of American Resource Corporation Limited which was cease traded in June 2004 for failure to file its audited annual financial statements for the year ended December 31, 2003 and the first quarter interim unaudited financial statements for the period ended March 31, 2004. The cease trade order is still currently in effect. To the knowledge of our partnership, no director to the date of this prospectus has (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or (iii) within the 10 years before the date of this prospectus become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Board Structure, Practices and Committees

The structure, practices and committees of our Managing General Partner’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our Managing General Partner’s Bye-laws. Our Managing General Partner’s board of directors will be responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the Bye-laws of the Managing General Partner. The following is a summary of certain provisions of those Bye-laws that affect our partnership’s governance.

Size, Independence and Composition of the Board of Directors

Our Managing General Partner’s board of directors is currently set at six directors and prior to the completion of the spin-off will be increased to seven directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner’s shareholders. At least three directors and at least a majority of the directors holding office must be independent of our Managing General Partner, Brookfield and its affiliates, as determined by the full board of directors using the standards for independence established by the NYSE. If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our Managing General Partner’s Bye-laws prohibit 50% or more of the board of directors (or the independent directors as a group) from being citizens or residents of any one of Canada, the United Kingdom or the United States, and require that all board meetings be held in Bermuda.

Election and Removal of Directors

Our Managing General Partner’s board of directors was appointed by its shareholders in connection with the company’s formation and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our Managing General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our Managing General Partner’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Action by the Board of Directors

Our Managing General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our Managing General Partners’ board of directors will hold a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by Independent Directors

Our Managing General Partner’s independent directors have approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

•	the dissolution of our partnership;

•	any material amendment to the Master Services Agreement, the equity commitment, our limited partnership agreement or the Infrastructure Partnership’s limited partnership agreement;

•	any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;

•	any calls by the Infrastructure Partnership or our partnership on the equity commitment provided by Brookfield as described under “Relationship with Brookfield — Equity Commitment and Other Financing”;

•	co-investments by us with Brookfield or any of its affiliates;

•	acquisitions by us from, and dispositions by us to, Brookfield or any of its affiliates;

•	any other material transaction involving us and Brookfield or an affiliate of Brookfield; and

•	termination of, or any determinations regarding indemnification under, the Master Services Agreement.

Our conflicts policy requires the transactions described above to be approved by a majority of our Managing General Partner’s independent directors. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

Transactions in which a Director has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with our Managing General Partner, our partnership or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our Managing General Partner and our partnership at the time it is approved.

Audit Committee

Our Managing General Partner’s board of directors will be required to establish and maintain at all times after the closing of the spin-off an audit committee that operates pursuant to a written charter. The audit committee will be required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. 50% or more of the audit committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

When formed, the audit committee will be responsible for assisting and advising our Managing General Partner’s board of directors with matters relating to:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the qualifications, performance and independence of our independent accountants.

The audit committee will also be responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. All meetings of the audit committee will be held in Bermuda.

Nominating and Governance Committee

Our Managing General Partner’s board of directors will be required to establish and maintain at all times after the closing of the spin-off a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee will be required to consist of a majority of directors who are independent directors and 50% or more of the nominating and corporate governance committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States. If at any time the nominating and governance committee ceases to consist of a majority of directors who are independent directors, the board of directors will be required to promptly appoint additional directors to the committee so as to create a majority of directors who are independent.

When formed, the nominating and governance committee will be responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our Managing General Partner’s shareholders. The nominating and governance committee will also be responsible for assisting and advising our Managing General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our partnership’s governance, the governance of our Managing General Partner and the performance of its board of directors and individual directors. All meetings of the nominating and governance committee will be held in Bermuda.

Compensation Committee

Our Managing General Partner’s board of directors will be required to establish and maintain at all times after the closing of the spin-off a compensation committee that operates pursuant to a written charter. The compensation committee will be required to consist solely of independent directors. 50% or more of the compensation committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

When formed, the compensation committee will be responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. All meetings of the compensation committee will be held in Bermuda.

Compensation

Because our partnership is a newly formed partnership, our Managing General Partner has not previously provided any compensation to its directors. Commencing on the completion of the spin-off, our Managing General Partner is expected to pay each of its independent directors $50,000 per year for serving on its board of directors and various board committees. Our Managing General Partner’s other directors are not expected to be compensated in connection with their board service.

Our Managing General Partner will not have any employees. Our partnership will enter into a Master Services Agreement with the Manager pursuant to which the Manager and certain other affiliates of Brookfield will provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership, the Infrastructure Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under “Management and Our Master Services Agreement — Our Master Services Agreement — Management Fee”. In addition, Brookfield will be entitled to receive incentive distributions from the Infrastructure Partnership described under “Relationship with Brookfield — Incentive Distributions.”

Pursuant to the Master Service Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates will be drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified in the table under “Management and Our Master Services Agreement — Our Management”, will not be compensated by our partnership or our Managing General Partner. Instead, they will continue to be compensated by Brookfield. These individuals are not directors or officers of the partnership or our Managing General Partner.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See “Description of Our Units and Our Limited Partnership Agreement — Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our limited partnership agreement.

Our Managing General Partner’s Bye-laws

Bermuda law permits the Bye-laws of an exempted company, such as our Managing General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda company law also permits an exempted company to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under our Managing General Partner’s Bye-laws, our Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Infrastructure Partnership or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Managing General Partner’s Bye-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our Managing General Partner’s Bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

Our partnership intends to obtain insurance coverage prior to the completion of the spin-off under which the directors of our Managing General Partner will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of our Managing General Partner, including certain liabilities under securities laws.

Canadian Insider Reporting

Although our partnership is not subject to Canadian insider reporting requirements due to its status as a “SEC Foreign Issuer” under Canadian securities laws, it has undertaken to the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada that, for so long as it is a reporting issuer under applicable securities laws, it will require directors and senior officers of the Managing General Partner, the Infrastructure General Partner, Brookfield Asset Management, the Manager and any material subsidiary of our partnership who is not otherwise exempt under Canadian securities laws, to file in respect of our partnership reports of transactions in our units as if he or she was an insider of our partnership.

Governance of the Infrastructure Partnership

Initially the board of directors of the Infrastructure General Partner will be identical to the board of directors of our Managing General Partner and will have substantially similar governance arrangements as our partnership. However, the Infrastructure General Partner’s Bye-laws allow for alternate directors. A director of the Infrastructure General Partner may by written notice to the secretary of the Infrastructure General Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director to attend and vote in the director’s place at any meeting of the Infrastructure General Partner’s board of directors at which the director is not personally present and to perform any duties and functions and exercise any rights that the director could perform or exercise personally. Any alternate director appointed may not be a citizen or resident of Canada, the United Kingdom or the United States if such residency would cause the board of directors to consist of a majority of directors who are citizens or residents of any of Canada, the United Kingdom or the United States.

MANAGEMENT AND OUR MASTER SERVICES AGREEMENT

Our Management

Our Managing General Partner will not employ any officers or employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates will be drawn upon to fulfill the Manager’s obligations under the Master Services Agreement. Brookfield currently has more than 300 investment professionals and 8,500 operating employees around the world. The following table presents certain information concerning the core senior management team that will be principally responsible for our operations and their positions with the Manager:

		Years of	Years at	Current Position with
Name	Age	Experience	Brookfield	the Manager

Jeffrey Blidner	59	31	6	Chairman
Samuel Pollock	41	19	13	Co-Chief Executive Officer
Aaron Regent	41	16	16	Co-Chief Executive Officer
John Stinebaugh	41	19	2	Chief Financial Officer

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s electricity transmission and timber platforms. Set forth below is biographical information for Messrs. Blidner, Pollock, Regent and Stinebaugh.

Jeffrey Blidner.  Jeff is Managing Partner of Brookfield Asset Management with responsibility for strategic planning. Jeff is also the Chairman of the Manager. Jeff led the $2.5 billion acquisition of Transelec, as well as Brookfield’s recently completed $7 billion acquisition of the Multiplex Group, an Australian-based global property, construction, and development company. Jeff is also the Chairman of the Board of Transelec. Prior to joining Brookfield in 2000, Jeff was a senior partner at Goodman & Carr LLP, a Toronto based law firm. Jeff’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs, restructurings and private equity transactions. Jeff received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist in 1974.

Samuel Pollock.  Sam is Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Manager. Sam has been responsible for the expansion of Brookfield’s infrastructure operating platform. Under Sam’s leadership, Brookfield has built its timber platform over the past five years from a modest operation of 400,000 acres under management in 2002 to the fifth largest in North America with more than 2.5 million acres under management. Sam has also acted as Brookfield’s Chief Investment Officer, leading privatizations such as the $9 billion privatization of Trizec Properties Inc. and the $2 billion acquisition of O&Y Canada. Sam is a Chartered Accountant and holds a business degree from Queen’s University.

Aaron Regent.  Aaron is Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Manager. Prior to re-joining Brookfield Asset Management in September 2006, Aaron was President and Chief Executive Officer of Falconbridge Limited prior to its merger with Noranda Inc. in 2005. After the merger with Noranda Inc., Aaron became the President of the new company, which was subsequently sold to Xstrata PLC for C$27 billion. Under his tenure as Chief Executive Officer of Falconbridge Limited, and then as President of the combined company, Falconbridge invested billions of dollars in improving and increasing its production bases which included a substantial level of investment in related infrastructure. Before moving to Falconbridge, Aaron held senior executive positions in several Brookfield affiliates, including Executive Vice-President and Chief Financial Officer of Noranda Inc., President and Chief Executive Officer of Trilon Securities Corporation and Senior Vice-President and Chief Financial Officer of Brascan Corporation, now known as Brookfield Asset Management. In 2000, he was recognized as one of Canada’s Top 40 Under 40 and in 2005 as one of the Top 40 over the past ten years. Aaron holds a Bachelor of Arts degree from the University of Western Ontario.

John Stinebaugh.  John is a Senior Vice President with Brookfield Asset Management and Chief Financial Officer of the Manager. He is responsible for business development for Brookfield’s utility infrastructure business, focusing on acquisitions of utility infrastructure assets in North America and other jurisdictions. John co-lead the $2.5 billion acquisition of Transelec. Prior to that, John was with Credit Suisse Securities (U.S.A.) LLC. He worked in the energy group with responsibility for mergers and acquisitions and leveraged financings. During his tenure at Brookfield Asset Management and Credit Suisse, John worked on announced acquisitions and divestitures of energy infrastructure companies in excess of $15 billion. John received his Chartered Financial Analyst designation in 1995 and graduated with a degree in economics from Harvard University.

About Brookfield

Overview

Brookfield is a global asset management company focused on property, power and other infrastructure assets with over $90 billion of assets under management and more than 300 investment professionals and 8,500 operating employees around the world. Brookfield Asset Management is co-listed on the NYSE and TSX stock exchanges under the symbol “BAM” and “BAM.A”, respectively, and has a market capitalization of over $20 billion.

Throughout its history, Brookfield has maintained a focus on capital intensive assets such as power generation, electricity transmission and distribution, commercial real estate, and natural resource extraction, processing and related transportation infrastructure on a worldwide basis. Beginning in the early 1990’s Brookfield began a major expansion in the real estate sector as part of a strategic decision to exit from more cyclical resource based businesses and focus on more stable cash flow generating assets. During the period commencing in 2000, Brookfield undertook a significant expansion of its renewable power generation operations. Since 2005, Brookfield has significantly expanded its electricity transmission and timberland operations.

Brookfield’s strategy, which is part of our strategy as well, is to combine best-in-class operating platforms and best-in-class transaction execution capabilities to acquire and invest in targeted assets and actively manage them to achieve superior returns on a long-term basis. Brookfield’s operations-oriented approach is comprised of the following attributes:

•	Business development capability. Brookfield’s operating platforms have intimate knowledge of their respective markets. Additionally, Brookfield has a network of very senior relationships within its industry sectors. As a result, Brookfield believes it is well positioned to proactively identify and originate transactions.

•	Operational expertise. Brookfield’s operating platforms are responsible for enhancing performance of their respective businesses. In particular, Brookfield has considerable experience in structuring and executing long-term contracts with end users to maximize the value of its assets. Brookfield actively manages its revenue base by working with end users on an ongoing basis to identify opportunities to enhance the value of these arrangements by, for example, amending contract terms to address changing counterparty requirements in return for increased value. Additionally, Brookfield strives to increase operating margins by improving efficiency. This can be achieved by the application of best-in-class operating expertise and scale to identify opportunities to reduce operating costs while maintaining quality. In addition, Brookfield looks for opportunities to deploy capital to increase output and/or reduce costs as well as to put in place appropriate maintenance programs to reduce costs and preserve asset values over their life cycle.

•	Industry insight. Brookfield’s operating platforms enable it to develop fundamental views on the factors that impact asset value. Brookfield utilizes this knowledge to ensure it takes advantage of the most current operating and financing practices, as well as to make acquisition and divestiture decisions.

•	Leadership. Brookfield endeavours to be a leader in each of its major operating areas, not through the size of its operating platforms but through the quality of its people and operations and Brookfield’s long-term commitment to building best-in-class operations. Brookfield believes that this will enable it to attract and retain high quality personnel which will, in turn, increase performance.

Once an operating platform within a sector is established, it will typically be very scaleable. This enables the pursuit of follow-on acquisitions that generally can be acquired and integrated into the operational platform with lower incremental cost, thereby enhancing returns.

Brookfield’s corporate group provides its operating platforms with access to transaction execution capability. Brookfield’s corporate group has in-depth mergers and acquisitions, corporate finance, accounting, tax and financial structuring expertise across a number of industries. We believe that this expertise, developed principally in the real estate and power generation sectors, will be directly applicable to our target infrastructure sectors. A number of sophisticated transaction structuring and financing techniques in the capital markets, such as securitization and collateralized debt securities, originated in the real estate industry. Because of many similar attributes between these sectors and our targeted infrastructure sectors, we believe that such expertise will be highly relevant and beneficial to us.

Brookfield’s Record of Building Operating Platforms

Brookfield’s largest and most highly developed platforms are in the real estate and renewable power sectors, which are described in detail below as well as in the electricity transmission and timber sectors, which include our current operations described in more detail under the heading “Business — Current Operations”.

Renewable Power Generation

Brookfield is one of the largest private owner-operators of hydroelectric power facilities in North America with decades of operating experience. The value of power facilities owned and under management is approximately $10 billion.

Brookfield’s power operations are predominantly hydroelectric facilities located on river systems in North America and Brazil. As at June 30, 2007, Brookfield owned and managed over 140 power generating stations with a combined generating capacity of over 3,800 megawatts. The portfolio produced approximately 13,000 gigawatt hours of electricity in 2006.

During the past five years, Brookfield has acquired and/or developed over 110 power stations with a combined generating capacity of approximately 2,800 megawatts representing a capital investment of approximately $3.5 billion. This includes the acquisition of 2,536 megawatts at a cost of $2.9 billion and development of a further 264 megawatts at a cost of $0.6 billion.

The following table shows the increase in installed capacity of power stations owned or operated by Brookfield over the past five years as well as the funds from operations as a percentage of the net capital invested during the period.

Brookfield’s Power Operations
Performance and Capacity

Real Estate

Over the last two decades, Brookfield has built one of the leading global property operations. The value of property assets under management worldwide is approximately $27 billion. In addition to commercial real estate, Brookfield also owns, operates and manages residential property businesses, retail properties and real estate securities portfolios and conducts core office and land development activities.

Brookfield’s core office portfolio is regarded as one of the highest quality portfolios in the world and focuses on major supply-constrained, high-growth financial, energy and government centre cities in North America and Europe. These properties are leased to high quality tenants under long-term contracts that provide Brookfield with sustainable cash flows and the opportunity to participate in the long-term appreciation in the value of the properties.

Over the past five years, Brookfield has increased its core office property interests from 55 buildings representing 36 million square feet to more than 140 premier office properties representing more than 85 million square feet. The total capital invested during that period was $10.2 billion. The increase is due to a number of single building acquisitions, offset in part by single asset dispositions, as well as three major portfolio acquisitions that represented 49 million additional square feet.

The following table shows the core office property space owned and under management by Brookfield’s principal North American office properties subsidiary, Brookfield Properties Corporation, over the past seven years (by thousands of square feet) as well as the funds from operations as a percentage of common equity at book value during the period.

Brookfield Properties Corporation
Performance and Capacity

Note: Table includes only commercial property operations, excluding one time gains, and includes the $1.25 billion issuance of common shares of Brookfield Properties Corporation in December 2006 on a weighted average basis from time of issuance.

Our Master Services Agreement

The Service Recipients have entered into a Master Services Agreement pursuant to which Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.

The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Copies of the Master Services Agreement will be available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under “Material Contracts” and “Additional Information”.

Appointment of the Manager and Services Rendered

Under our Master Services Agreement, the Service Recipients have appointed the Manager, as the service provider, to provide or arrange for the provision by an appropriate service provider of the following services:

•	causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•	identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to the Holding Entities suitable candidates to serve on the boards of directors or their equivalents of the operating entities;

•	making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the operating entities;

•	making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by our partnership to our unitholders;

•	monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•	attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

•	causing the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

•	making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our partnership only for purposes of applicable securities laws;

•	providing individuals to act as senior officers of Holding Entities as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

•	advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.

The Manager’s activities will be subject to the supervision of the board of directors of our Managing General Partner and of each of the other Service Recipients or their equivalent, as applicable.

Management Fee

Pursuant to the Master Services Agreement, on a quarterly basis, we will pay a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the Base Management Fee, the market value of our partnership will be equal to the volume weighted average of the closing prices of our partnership’s units on the NYSE (or other exchange or market where our partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of our partnership on the last of those days (assuming full conversion of Brookfield’s interest in the Infrastructure Partnership into units of our partnership), plus the amount of net third-party debt with recourse to our partnership, the Infrastructure Partnership and any Holding Entity. We estimate that the management fees paid to Brookfield for 2006 had the spin-off been completed on January 1, 2006 would have been approximately $11.0 million based on pro forma book equity of the Infrastructure Partnership of $888 million, which we have used as a proxy for its market value for purposes of this estimate.

To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any affiliate) on a portion of our capital that is comparable to the

Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other affiliate) (for which there will be a separate credit mechanism), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See “Relationship with Brookfield — Other Services” and “Relationship with Brookfield — Incentive Distributions”.

Reimbursement of Expenses and Certain Taxes

We will also reimburse the Manager for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients will not be required to reimburse the Manager for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The relevant Service Recipient will be required to pay the Manager all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Manager for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses are expected to include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Manager that are reasonably necessary for the performance by the Manager of its duties and functions under the Master Services Agreement.

In addition, the Service Recipients will be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Manager will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to the Master Services Agreement.

The Service Recipients will also be required to pay or reimburse the Manager for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Manager, which are personal to the Manager.

Termination

The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days’ prior written notice of termination from our Managing General Partner to the Manager if any of the following occurs:

•	the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager;

•	the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•	the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or

•	certain events relating to the bankruptcy or insolvency of the Manager.

The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of control. The Managing General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of the Managing General Partner’s independent directors.

Our Master Services Agreement expressly provides that the agreement may not be terminated by our Managing General Partner due solely to the poor performance or the underperformance of any of our operations.

The Manager may terminate the Master Services Agreement upon 30 days’ prior written notice of termination to our Managing General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Manager may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our partnership.

If the Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See “Relationship with Brookfield — Relationship Agreement” and “Risk Factors — Risks Relating to Our Relationship with Brookfield”.

Indemnification and Limitations on Liability

Under the Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The maximum amount of the aggregate liability of the Manager or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Manager or any of its affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their affiliates, directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

Our Master Services Agreement does not prohibit the Manager or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see “Relationship with Brookfield — Relationship Agreement”.

RELATIONSHIP WITH BROOKFIELD

Following the spin-off, we will continue to be an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and pursue our vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides us with a unique competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

Relationship Agreement

Our partnership, the Infrastructure Partnership, the Holding Entities, the Manager and Brookfield have entered into an agreement, referred to as the Relationship Agreement, that will govern aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield has agreed that we will serve as the primary (though not exclusive) vehicle through which Brookfield will make future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.

Brookfield’s commitment to us and our ability to take advantage of opportunities will be subject to a number of inherent limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See “Risk Factors — Risks Relating to Our Relationship with Brookfield”. Under the terms of the Relationship Agreement, our partnership, the Infrastructure Partnership and the Holding Entities will acknowledge and agree that, subject to providing us the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advises, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our partnership, the Infrastructure Partnership and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with our objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for us, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, we expect to compete from time-to-time with other affiliates of Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business.

Since Brookfield has large, well established operations in the real estate and renewable power businesses that will remain separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors, and we do not anticipate pursuing acquisitions in these areas. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Pursuant to the Relationship Agreement, Brookfield has also agreed to use reasonable efforts to ensure that any voting rights with respect to any operating entity (other than TBE, our Brazilian transmission investments) that are held by entities over which it has control are voted:

•	in favour of the election of a director (or its equivalent) approved by the entity through which our interest in the relevant entity is held; and

•	in accordance with the direction of the entity through which our interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any issuance of shares, units or other securities, including debt securities, or (v) any commitment or agreement to do any of the foregoing.

For these purposes, the relevant entity may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity in its discretion.

Under the Relationship Agreement, our partnership, the Infrastructure Partnership and the Holding Entities have agreed that none of Brookfield or the Manager, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Manager, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, the Manager or their affiliates will be equal to the amounts previously paid in the two most recent calender years by the Service Recipients pursuant to the Master Services Agreement.

Services Provided under Our Master Services Agreement

The Service Recipients have entered into the Master Services Agreement pursuant to which Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. In exchange, the Manager will be entitled to a Base Management Fee. For a description of our Master Services Agreement, see “Management and Our Master Services Agreement — Our Master Services Agreement”.

Other Services

Brookfield may provide to the operating entities services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements will include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See “— Conflicts of Interest and Fiduciary Duties”.

Master Purchase Agreement and Acquisition Agreements

Our current operations will be acquired from Brookfield pursuant to the Acquisition Agreements. See “The Spin-Off.”

We have also entered into an agreement with Brookfield that provides for us to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. The agreement provides that we will participate in any such partnership through a commitment of up to $600 million provided that (i) third party institutional investors commit at least $400 million; (ii) the transfer of Longview is at a price equal to the appraised value of the timberlands and real estate plus working capital; and (iii) the transaction is completed within 18 months. Our agreement is also subject to a financing condition in our favour. The agreement also includes other conditions, representations and warranties and covenants that are customary for an agreement of this nature. Pursuant to this agreement, we have also acknowledged that, we will be subject to typical market terms as a partner, including with respect to capital commitments, applicable fees and carried interest.

Equity Commitment and Other Financing

Concurrent with the closing of the spin-off, Brookfield will provide to our partnership and the Infrastructure Partnership an equity commitment in the amount of $200 million. The equity commitment may be called by our partnership and/or the Infrastructure Partnership in exchange for the issuance of a number of units of our partnership or the

Infrastructure Partnership, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the volume weighted average of the trading price for our units on the principal stock exchange on which our units are listed for the five days immediately preceding the date of the call. The equity commitment will be available to be called for a three year duration following closing of the spin-off. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment a number of conditions precedent must be met, including that Brookfield continues to control the Infrastructure GP LP and has the ability to elect a majority of the board of directors of the Infrastructure General Partner.

The units of the Infrastructure Partnership to be issued under the equity commitment will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism.”

If the equity commitment were called in full by the Infrastructure Partnership, Brookfield’s ownership of the Infrastructure Partnership would increase from approximately 40% to approximately 51% or, if the equity commitment were called in full by our partnership, Brookfield’s ownership of our outstanding limited partnership units would increase from approximately 6% to approximately 31%, in each case assuming that our units’ market price is equal to our pro forma book value per unit. However, since capital calls under the equity commitment will be at the five day volume weighted average price of our units, the capital calls will not be economically dilutive to our existing unit holders.

The rationale for the equity commitment is to provide our partnership and the Infrastructure Partnership with access to equity capital on an as needed basis and to maximize our flexibility. The Infrastructure Partnership may also establish a credit facility with a syndicate of banks. We intend to use the liquidity provided by the equity commitment and credit facility for working capital purposes, and we may use the proceeds from the equity commitment to fund growth capital investments and acquisitions. Furthermore, Brookfield has informed us that it will also consider providing bridge financing to us for the purposes of funding acquisitions. The determination of which of these sources of funding the Infrastructure Partnership will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

Preferred Shares

Brookfield has provided an aggregate of $20 million of working capital to our Holding Entities through a subscription for preferred shares of such Holding Entities. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Redemption-Exchange Mechanism

At any time after two years from the date of closing of the spin-off, one or more wholly-owned subsidiaries of Brookfield that hold Redemption-Exchange Units (as hereinafter defined) will have the right to require the Infrastructure Partnership to redeem of all or a portion of the Redemption-Exchange Units, subject to our partnership’s right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism.” Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of the Infrastructure Partnership held by wholly-owned subsidiaries of Brookfield will likely be financed by a public offering of our units.

Registration Rights Agreement

Our partnership has entered into a registration rights agreement with Brookfield pursuant to which our partnership has agreed that, upon the request of Brookfield, our partnership will file one or more registration statements to register for sale under the United States Securities Act of 1933, as amended, any of our partnership’s units held by Brookfield (including our units acquired pursuant to the Redemption-Exchange Mechanism). In the registration rights agreement we have agreed to pay expenses in connection with such registration and sales and have indemnified Brookfield for material misstatements or omissions in the registration statement.

Incentive Distributions

Infrastructure GP LP is entitled to receive incentive distributions from the Infrastructure Partnership as a result of its ownership of the general partnership interest in the Infrastructure Partnership. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the Infrastructure Partnership exceed specified target levels as set forth in the Infrastructure Partnership’s limited partnership agreement. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Distributions.”

The Infrastructure GP LP may, at its sole discretion, elect to receive incentive distributions in the form of Redemption-Exchange Units.

To the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

In conjunction with the consortium arrangements in respect of our Canadian timber operations and our Chilean transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by each of the respective consortiums and, in the case of our Canadian timber operations, our pro-rata share of performance fees. Such base management fees are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees, reduce incentive distributions to which Brookfield would otherwise be entitled from the Infrastructure Partnership. See “Management And Our Master Services Agreement — Our Master Services Agreement”. If the spin-off had occurred at the beginning of 2006, our proportionate share of base management and performance fees would have been $17.6 million, including $15.0 million in respect of performance fees in connection with our Canadian timber operations. Similar creditable base management fees are also paid by our U.S. timber operations in the amount of 0.005% of the fair market value of its assets.

In addition, operations, maintenance and corporate services will continue to be provided to the Ontario transmission operations by Brookfield on an outsourced — cost recovery basis, with such costs being recoverable under the regulated revenue requirement of this operation. Other services may also be provided to us under arrangements that are on market terms and conditions, such as participation in Brookfield’s group insurance and purchase programs, as described under “Relationship with Brookfield — Other Services.”

General Partner Distributions

Pursuant to our limited partnership agreement, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See “Description of Our Units and Our Limited Partnership Agreement”.

Pursuant to the limited partnership agreement of the Infrastructure Partnership, Infrastructure GP LP is entitled to receive a general partner distribution from the Infrastructure Partnership equal to a share of the total distributions of the Infrastructure Partnership in proportion to the Infrastructure GP LP’s percentage interest in the Infrastructure Partnership which, immediately following the spin-off, will be equal to 1% of the total distributions of the Infrastructure Partnership. See “Description of the Infrastructure Partnership Limited Partnership Agreement — Distributions”. In addition, it is entitled to receive the incentive distributions described above under “— Incentive Distribution.”

Distribution Reinvestment Plan

The Infrastructure Partnership will have a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Infrastructure Partnership in the Infrastructure Partnership’s distribution reinvestment plan. In addition, following closing of the spin-off and subject to regulatory approval and U.S. securities law registration requirements, our partnership intends to adopt a distribution reinvestment plan. See “Distribution Reinvestment Plan.”

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, our Managing General Partner’s Bye-laws, the Infrastructure Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See “Management and Our Master Services Agreement — Our Master Services Agreement”, “Description of Our Units and Our Limited Partnership

Agreement — Indemnification; Limitations of Liability” and “Description of the Infrastructure Partnership Limited Partnership Agreement — Indemnification; Limitations of Liability”.

Licensing Agreement

Our partnership and certain affiliates have entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo.

We will be permitted to terminate the licensing agreement upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

•	the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;

•	the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;

•	certain events relating to a bankruptcy or insolvency of the licensee; or

•	the licensee ceases to be an affiliate of Brookfield.

A termination of the licensing agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.

Conflicts of Interest and Fiduciary Duties

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•	in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•	because of the scale of typical infrastructure acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield sponsored funds or Brookfield sponsored or co-sponsored consortiums and partnerships, which typically will require that Brookfield owe fiduciary duties to the other partners or consortium members that it does not owe to us;

•	there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of limits arising due to regulatory or tax considerations or limits on our financial capacity or because of the immaturity of the target assets or the fit with our acquisition strategy and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition and, as a result, Brookfield may initially or ultimately make the acquisition;

•	where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

•	our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services and access to financing arrangements and acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•	our arrangements with Brookfield were negotiated in the context of the spin-off, which may have resulted in those arrangements containing terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•	under the Infrastructure Partnership’s limited partnership agreement and the agreements governing the operating entities, Brookfield will be generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than they otherwise would in the absence of such arrangements;

•	Brookfield will be permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us;

•	Brookfield will not owe our partnership or our unitholders any fiduciary duties, which may limit our recourse against it; and

•	the liability of Brookfield is limited under our arrangements with them, and we have agreed to indemnify Brookfield against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that will be approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the equity commitment, our limited partnership agreement or the Infrastructure Partnership’s limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) any calls by the Infrastructure Partnership or our partnership on the equity commitment; (v) co-investments by us with Brookfield or any of its affiliates; (vi) acquisitions by us from, and dispositions by us to, Brookfield or any of its affiliates; (vii) any other transaction involving Brookfield or an affiliate of Brookfield and (viii) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des Marchés financiers (and similar legislation or regulations in other jurisdictions where such policies are applicable), which in some situations require minority shareholder approval and/or valuation for transactions with related parties. Those rules contain exemptions from the minority approval and valuation requirements for some transactions, including transactions with a value of less than 25% of an issuer’s market capitalization. Our partnership has applied for exemptive relief that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership were included in the calculation of our partnership’s market capitalization. Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des Marchés financiers will be replaced by Multilateral Instrument 61-101 on the coming into force of the instrument. Our partnership intends to apply for similar relief under Multilateral Instrument 61-101 (and similar legislation or regulations in other jurisdictions where such policies are applicable).

We maintain a conflicts policy to assist in the resolution of these potential or actual conflicts which states that conflicts be resolved based on the principles of transparency, independent validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led consortia and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Infrastructure Partnership’s limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms. The policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

Our limited partnership agreement and the limited partnership agreement of the Infrastructure Partnership contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the limited partnership agreements of our partnership and the Infrastructure Partnership to the contrary, would generally prohibit the Managing General Partner and Infrastructure General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partnership agreements of our partnership and the Infrastructure Partnership each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that our Managing General Partner, the Infrastructure General Partner and their affiliates will not have any obligation under the limited partnership agreements of our partnership or the Infrastructure Partnership, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Infrastructure Partnership, any Holding Entity or any other holding vehicle established by our partnership. They also allow affiliates of the Managing General Partner and Infrastructure General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our partnership or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our Managing General Partner and the Infrastructure General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our units and our limited partnership agreement and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our SEDAR profile at www.sedar.com and will be made available to our holders as described under “Material Contracts” and “Additional Information”.

Formation and Duration

Our partnership is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests will consist of our units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “— Issuance of Additional Partnership Interests.” In this description, references to “holders of our partnership interests” and our “unitholders” are to our limited partners and references to our limited partners include holders of our units.

Nature and Purpose

Under our limited partnership agreement, the purpose of our partnership is to: acquire and hold interests in the Infrastructure Partnership and, subject to the approval of the Managing General Partner, any other subsidiary of our partnership; engage in any activity related to the capitalization and financing of our partnership’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Our Units

Our units are limited partnership interests in our partnership. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our partnership as described below under “— Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our units will not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions. Holders of our units will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, holders of our units do not have any right to have their units redeemed by our partnership.

Issuance of Additional Partnership Interests

Our Managing General Partner has broad rights to cause our partnership to issue additional partnership interests and may cause our partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our Managing General Partner in its sole discretion, all without approval of our limited partners.

Investments in Infrastructure Partnership

If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Infrastructure Partnership.

Capital Contributions

Brookfield and the Managing General Partner have each contributed $1 to the capital of our partnership in order to form our partnership.

Distributions

Distributions to partners of our partnership will be made only as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner will not be permitted to cause our partnership to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of the Managing General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations.

Any distributions from our partnership will be made to the limited partners as to 99.99% and to the Managing General Partner as to 0.01%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. See “Distribution Policy”.

Allocations of Income and Losses

Net income and net loss for U.S. federal income tax purposes will be allocated for each taxable year among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our partnership. The source and character of items of income and loss so allocated to a partner of our partnership will be the same source and character as the income earned or loss incurred by our partnership.

The income for Canadian federal income tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to partners with respect to such fiscal year. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our partnership will be the same source and character as the distributions received by such partner with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our partnership for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of partnership interests held at each such date by a partner is of the total number of units issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our partnership in such calendar quarter.

Limited Liability

Assuming that a limited partner does not participate in the control or management of our partnership or conduct the affairs of, sign or execute documents for or otherwise bind our partnership within the meaning of the Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner’s liability under the Limited Partnership Act 1883 and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of our partnership or conducting the affairs of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Limited Partnership Act 1883 specifically provides for legal recourse against our Managing General Partner if a limited partner were to lose limited liability through any fault of our Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

Our partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under

“— Amendment of Our Limited Partnership Agreement”, “— Opinion of Counsel and Limited Partner Approval”, “— Merger, Sale or Other Disposition of Assets”, and “— Withdrawal of Our Managing General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

Our Managing General Partner may call special meetings of partners at a time and place outside of Canada determined by our Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by our Managing General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Written consents may be solicited only by or on behalf of our Managing General Partner. Any such consent solicitation may specify that any written consents must be returned to our partnership within the time period, which may not be less than 20 days, specified by our Managing General Partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, our Managing General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by our Managing General Partner to provide such consents. Only those record holders on the record date established by our Managing General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of Our Limited Partnership Agreement

Amendments to our limited partnership agreement may be proposed only by or with the consent of our Managing General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our Managing General Partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

1.	enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected, or

2.	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our partnership to our Managing General Partner or any of its affiliates without the consent of our Managing General Partner, which may be given or withheld in its sole discretion.

The provision of our limited partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, our Managing General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

1.	a change in the name of our partnership, the location of our partnership’s registered office, or our partnership’s registered agent,

2.	the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement,

3.	a change that our Managing General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

4.	an amendment that our Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

5.	an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our Managing General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the U.S. Investment Company Act or similar legislation in other jurisdictions,

6.	an amendment that our Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

7.	any amendment expressly permitted in our limited partnership agreement to be made by our Managing General Partner acting alone,

8.	an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our limited partnership agreement,

9.	any amendment that in the sole discretion of our Managing General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement,

10.	a change in our partnership’s fiscal year and related changes, or

11.	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our Managing General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our Managing General Partner:

1.	do not adversely affect our partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

2.	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

3.	are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading,

4.	are necessary or appropriate for any action taken by our Managing General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement, or

5.	are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under “— Merger, Sale or Other Disposition of Assets”) will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our Managing General Partner has not made the election described below under “— Election to be Treated as a Corporation”), or affect the limited liability under the Limited Partnership Act of 1883 of any of our partnership’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Any merger, consolidation or other combination of our partnership requires the prior approval of our Managing General Partner who has no duty or obligation to provide any such approval. Our limited partnership agreement generally prohibits our Managing General Partner, without the prior approval of the holders of a majority of our units, from causing our partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of our partnership’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of our partnership’s subsidiaries. However, our Managing General Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our partnership’s assets (including for the benefit of persons other than our partnership or our partnership’s subsidiaries) without that approval. Our Managing General Partner may also sell all or substantially all of our partnership’s assets under any forced sale of any or all of our partnership’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our limited partnership agreement are satisfied, our Managing General Partner may convert or merge our partnership into, or convey some or all of our partnership’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our partnership’s legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters’ rights of appraisal under our limited partnership agreement or the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992 in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Election to be Treated as a Corporation

If our Managing General Partner determines that it is no longer in our partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, our Managing General Partner may elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership’s assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, if our partnership, as determined by the Managing General Partner, is required to register as an “investment company” under the U.S. Investment Company Act or similar legislation in other jurisdictions.

Our partnership will be dissolved upon the withdrawal of our Managing General Partner as the general partner of our partnership (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under “— Withdrawal of Our Managing General Partner”) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our Managing General Partner. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our partnership is continued as a new limited partnership, the liquidator authorized to wind up our partnership’s affairs will, acting with all of the powers of our Managing General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our partnership’s assets and apply the proceeds of the liquidation first, to discharge our partnership’s liabilities as provided in our limited partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our partnership’s assets would be impractical or would cause undue loss to the partners.

Withdrawal of Our Managing General Partner

Our Managing General Partner may withdraw as Managing General Partner without first obtaining approval of our unitholders by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of our limited partnership agreement.

Upon the withdrawal of our Managing General Partner, the holders of a majority of the voting power of our outstanding units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See “— Termination and Dissolution” above.

In the event of withdrawal of a general partner where that withdrawal violates our limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

Our Managing General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of our Managing General Partner may sell or transfer all or part of their shares in our Managing General Partner without the approval of the unitholders.

Partnership Name

If our Managing General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our partnership will be required by our limited partnership agreement to change the name of our partnership to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. Our limited partnership agreement explicitly provides that this obligation shall be enforceable and waivable by our Managing General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

Our Managing General Partner, the Manager and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if our Managing General Partner was not a party to our limited partnership agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, the Infrastructure Partnership, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, the Infrastructure Partnership, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our conflicts policy. See “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

Outside Activities of Our Managing General Partner; Conflicts of Interest

Under our limited partnership agreement, our Managing General Partner will be required to maintain as its sole activity the activity of acting as the general partner of our partnership. Our Managing General Partner will not be permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of the Infrastructure Partnership, a Holding Entity or any other holding vehicle established by our partnership.

Our limited partnership agreement provides that each person who is entitled to be indemnified by our partnership (other than our Managing General Partner), as described below under “— Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our Managing General Partner, our partnership, the Infrastructure Partnership, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our Managing General Partner, our partnership, the Infrastructure Partnership, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our Managing General Partner’s fiduciary duties or any other obligation of any type whatsoever of our Managing General Partner. None of our Managing General Partner, our partnership, the Infrastructure Partnership, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under “— Indemnification; Limitation on Liability.”

Our Managing General Partner and the other indemnified persons described in the preceding paragraph will not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Infrastructure Partnership, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to our partnership, the Infrastructure Partnership, any Holding Entity, any operating entity or any other holding vehicle established by our partnership pursuant to a separate written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by a majority of our Managing General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

Indemnification; Limitations on Liability

Under our limited partnership agreement, our partnership is required to indemnify to the fullest extent permitted by law our Managing General Partner, our Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Infrastructure Partnership, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our Managing General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

Under our limited partnership agreement, our partnership will be required to prepare financial statements in accordance with U.S. GAAP. Our partnership’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as our Managing General Partner deems appropriate. Our partnership’s annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our partnership’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations.

The Managing General Partner will also be required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The Managing General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. The Managing General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of our partnership for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

Our limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our limited partnership agreement, each of our partnership’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our partnership.

Transfers of Units

We will not be required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our partnership’s limited partnership agreement.

By accepting a unit for transfer in accordance with our limited partnership agreement, each transferee will be deemed to have:

•	executed our limited partnership agreement and become bound by the terms thereof;

•	granted an irrevocable power of attorney to our Managing General Partner and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of our limited partnership agreement, subject to the requirements of our limited partnership agreement; the dissolution and liquidation of our partnership; the admission, withdrawal or removal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership, and to a merger or consolidation of our partnership; and (ii) subject to the requirements of our limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our Managing General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership’s partners or is consistent with the terms of our limited partnership agreement or to effectuate the terms or intent of our limited partnership agreement; and

•	made the consents and waivers contained in our limited partnership agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off.

The transfer of any unit and the admission of any new partner to our partnership will not constitute any amendment to our limited partnership agreement.

Transfer Agent and Registrar

The Bank of New York in New York, New York, U.S.A. has been appointed to act as transfer agent and registrar for the purpose of registering our limited partnership interests and transfers of our limited partnership interests as provided in our limited partnership agreement. Our partnership will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

DESCRIPTION OF THE INFRASTRUCTURE PARTNERSHIP
LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of the Infrastructure Partnership’s limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. You will not be a limited partner of the Infrastructure Partnership and will not have any rights under its limited partnership agreement. We have included a summary of what we believe are the most important provisions of the Infrastructure Partnership’s limited partnership agreement because we intend to conduct our operations through the Infrastructure Partnership and the Holding Entities and our rights with respect to our equity holding in the Infrastructure Partnership will be governed by the terms of the Infrastructure Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Infrastructure Partnership’s limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under “Material Contracts” and “Additional Information”.

Formation and Duration

The Infrastructure Partnership is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. The Infrastructure Partnership has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Nature and Purpose

Under its limited partnership agreement, the purpose of the Infrastructure Partnership is to: acquire and hold interests in the Holding Entities and, subject to the approval of Infrastructure GP LP, any other subsidiary of the Infrastructure Partnership; engage in any activity related to the capitalization and financing of the Infrastructure Partnership’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Infrastructure GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Units

The Infrastructure Partnership’s units are limited partnership interests in the Infrastructure Partnership. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Infrastructure Partnership’s limited partnership agreement or upon the liquidation of the Infrastructure Partnership or as otherwise required by applicable law. Except to the extent expressly provided in the Infrastructure Partnership’s limited partnership agreement, a holder of units will not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

In connection with the spin-off described under the heading “The Spin-Off”, the Infrastructure Partnership will issue two classes of units. The first class of units will be issued to Brookfield and subsequently transferred to our partnership and the second class of units, referred to as the Redemption-Exchange Units, will be issued to one or more wholly-owned subsidiaries of Brookfield. Redemption-Exchange Units will be identical to the limited partnership units to be held by our partnership, except as described below under “Distributions” and “No Management or Control” and except that they will have the right of redemption described below under the heading “— Redemption-Exchange Mechanism”.

Issuance of Additional Partnership Interests

Infrastructure GP LP has broad rights to cause the Infrastructure Partnership to issue additional partnership interests and may cause the Infrastructure Partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by Infrastructure GP LP in its sole discretion, all without approval of our limited partners.

Redemption-Exchange Mechanism

At any time after two years from the date of closing of the spin-off, one or more wholly-owned subsidiaries of Brookfield that hold Redemption-Exchange Units will have the right to require the Infrastructure Partnership to redeem all or a portion of the Redemption-Exchange Units for cash, subject to our partnership’s right of first refusal, as described below. It may exercise its right of redemption by delivering a notice of redemption to the Infrastructure Partnership and our partnership. After presentation for redemption, it will receive, subject to our partnership’s right of first refusal, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units presented to the Infrastructure Partnership for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to the Infrastructure Partnership units so redeemed will cease.

Based on the number of our units to be issued on the spin-off, Brookfield’s aggregate limited partnership interest in our partnership would be 39% (in addition to the units to be acquired by Brookfield in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off) if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Infrastructure Partnership units redeemed. Brookfield’s total percentage interest in our partnership would be increased if it participates in the Infrastructure Partnership’s distribution reinvestment plan or receives additional units of Infrastructure Partnership under the equity commitment.

Distributions

Distributions by the Infrastructure Partnership will be made in the sole discretion of the Infrastructure GP LP. However, the Infrastructure GP LP will not be permitted to cause the Infrastructure Partnership to make a distribution if the Infrastructure Partnership does not have sufficient cash on hand to make the distribution, the distribution would render the Infrastructure Partnership insolvent or if, in the opinion of the Infrastructure GP LP, the distribution would leave the Infrastructure Partnership with insufficient funds to meet any future contingent obligations.

Except as set forth below, prior to the dissolution of the Infrastructure Partnership distributions of available cash (if any) in any given quarter will be made by the Infrastructure Partnership as follows, referred to as the Regular Distribution Waterfall:

•	first, 100% of any available cash to our partnership until our partnership has been distributed an amount equal to our partnership’s expenses and outlays for the quarter properly incurred;

•	second, 100% of any available cash then remaining to the owners of the Infrastructure Partnership’s partnership interests, pro rata to their percentage interests, until each holder of an Infrastructure Partnership limited partnership unit has received distributions during such quarter in an amount equal to $ , referred to as the Minimum Quarterly Distribution;

•	third, 85% of any available cash then remaining to the owners of the Infrastructure Partnership’s partnership interests, pro rata to their percentage interests, and 15% to the Infrastructure GP LP, until each holder of an Infrastructure Partnership limited partnership unit has received distributions during such quarter in an amount equal to $ , referred to as the First Distribution Threshold; and

•	thereafter, 75% of any available cash then remaining to the owners of the Infrastructure Partnership’s partnership interests, pro rata to their percentage interests, and 25% to the Infrastructure GP LP.

If, prior to the dissolution of the Infrastructure Partnership, available cash is deemed by the Infrastructure GP LP, in its sole discretion, to be (i) attributable to sales or other dispositions of the Infrastructure Partnership’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Infrastructure Partnership in proportion to the unreturned capital attributable to the Infrastructure Partnership partnership interests held by the partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Infrastructure Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Upon the occurrence of an event resulting in the dissolution of the Infrastructure Partnership, all cash and property of the Infrastructure Partnership in excess of that required to discharge the Infrastructure Partnership’s liabilities will be distributed as follows: (a) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (b) all other cash and/or property will be distributed in the manner set forth below.

•	first, 100% to our partnership until our partnership has received an amount equal to the excess of (1) the amount of our partnership’s outlays and expenses incurred during the term of the Infrastructure Partnership, over (2) the aggregate amount of distributions received by our partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of the Infrastructure Partnership;

•	second, 100% to the partners of the Infrastructure Partnership, in proportion to their respective amounts of unrecovered capital in the Infrastructure Partnership;

•	third, 100% to the owners of the Infrastructure Partnership’s partnership interests, pro rata to their percentage interests, until each holder of an Infrastructure Partnership limited partnership unit has received an amount equal to the excess of (i) the Minimum Quarterly Distribution for each quarter during the term of the Infrastructure Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Infrastructure Partnership), over (ii) the aggregate amount of distributions made in respect of an Infrastructure Partnership limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of the Infrastructure Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Infrastructure Partnership);

•	fourth, 85% to the owners of the Infrastructure Partnership’s partnership interests, pro rata to their percentage interests, and 15% to the Infrastructure GP LP, until each holder of an Infrastructure Partnership limited partnership unit has received an amount equal to the excess of (i) the First Distribution Threshold less the Minimum Quarterly Distribution for each quarter during the term of the Infrastructure Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Infrastructure Partnership), over (ii) the aggregate amount of distributions made in respect of an Infrastructure Partnership limited partnership unit pursuant to the third tier of the Regular Distribution Waterfall during the term of the Infrastructure Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Infrastructure Partnership);

•	thereafter, 75% to the owners of the Infrastructure Partnership’s partnership interests, pro rata to their percentage interests, and 25% to the Infrastructure GP LP.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of the Infrastructure Partnership. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Infrastructure Partnership so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding Infrastructure Partnership’s partnership interests and (ii) the subsequently-issued Infrastructure Partnership’s partnership interests.

The limited partnership agreement of the Infrastructure Partnership provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the Infrastructure GP LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

The Infrastructure GP LP may elect, at its sole discretion, to reinvest incentive distributions in Redemption-Exchange Units.

No Management or Control

The Infrastructure Partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Infrastructure Partnership and do not have any right or authority to act for or to bind the Infrastructure Partnership or to take part or interfere in the conduct or management of the Infrastructure Partnership. Limited partners are not entitled to vote on matters relating to the Infrastructure Partnership, although holders of units are entitled to consent to certain matters as described under “— Amendment of the Infrastructure Partnership Limited Partnership Agreement”, “— Opinion of Counsel and Limited Partner Approval”, “— Merger, Sale or Other Disposition of Assets”, and “— Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of the Infrastructure Partnership’s units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Infrastructure Partnership then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

The Infrastructure GP LP may call special meetings of the limited partners at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by the Infrastructure GP LP or Brookfield. Only holders of record on the date set by the Infrastructure GP LP (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of the Infrastructure Partnership Limited Partnership Agreement

Amendments to the Infrastructure Partnership’s limited partnership agreement may be proposed only by or with the consent of the Infrastructure GP LP. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Infrastructure GP LP must seek approval of a majority of the Infrastructure Partnership’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

1.	enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected, or

2.	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Infrastructure Partnership to the Infrastructure GP LP or any of its affiliates without the consent of the Infrastructure GP LP which may be given or withheld in its sole discretion.

The provision of the Infrastructure Partnership’s limited partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, the Infrastructure GP LP may generally make amendments to the Infrastructure Partnership’s limited partnership agreement without the approval of any limited partner to reflect:

1.	a change in the name of the partnership, the location of the partnership’s registered office or the partnership’s registered agent,

2.	the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement,

3.	a change that the Infrastructure GP LP determines is necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that the Infrastructure Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

4.	an amendment that the Infrastructure GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

5.	an amendment that is necessary, in the opinion of counsel, to prevent the Infrastructure Partnership or the Infrastructure GP LP or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act or similar legislation in other jurisdictions,

6.	an amendment that the Infrastructure GP LP determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

7.	any amendment expressly permitted in the Infrastructure Partnership’s limited partnership agreement to be made by the Infrastructure GP LP acting alone,

8.	an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Infrastructure Partnership’s limited partnership agreement,

9.	any amendment that in the sole discretion of the Infrastructure GP LP is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Infrastructure Partnership’s limited partnership agreement,

10.	a change in its fiscal year and related changes,

11.	any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of the Infrastructure GP LP, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in the Infrastructure Partnership, or (iii) consistently reflect the distributions made by the Infrastructure Partnership to the partners pursuant to the terms of the limited partnership agreement of the Infrastructure Partnership, or

12.	any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, the Infrastructure GP LP may make amendments to the Infrastructure Partnership’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the Infrastructure GP LP:

1.	do not adversely affect the Infrastructure Partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

2.	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

3.	are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

4.	are necessary or appropriate for any action taken by the Infrastructure GP LP relating to splits or combinations of units under the provisions of the Infrastructure Partnership’s limited partnership agreement, or

5.	are required to effect the intent expressed in this prospectus or the intent of the provisions of the Infrastructure Partnership’s limited partnership agreement or are otherwise contemplated by the Infrastructure Partnership’s limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

The Infrastructure GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Infrastructure Partnership’s limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the Infrastructure Partnership’s limited partnership agreement) will become effective without the approval of holders of at least 90% of the Infrastructure Partnership’s units, unless it obtains an opinion of counsel to the effect that the amendment will not cause the Infrastructure Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Infrastructure GP LP has not made the election described below under “— Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act of 1883 of any of the Infrastructure Partnership’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Election to be Treated as a Corporation

If the Infrastructure GP LP determines that it is no longer in the Infrastructure Partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, the Infrastructure GP LP may elect to treat the Infrastructure

Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

The Infrastructure Partnership shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by the Infrastructure GP LP, with the approval of a majority of the members of the independent directors of our Managing General Partner, that in the opinion of the Infrastructure GP LP the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Infrastructure Partnership; (ii) the election of the Infrastructure GP LP if the Infrastructure Partnership, as determined by the Infrastructure GP LP, is required to register as an “investment company” under the U.S. Investment Company Act or similar legislation in other jurisdictions; (iii) the date that the Infrastructure GP LP withdraws from the our partnership (unless Brookfield becomes the general partner of the Infrastructure Partnership as described below under “— Withdrawal of the General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Infrastructure Partnership or an order to wind up or liquidate the Infrastructure GP LP; and (v) the date on which the Infrastructure GP LP decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Infrastructure Partnership’s assets in a single transaction or series of transactions.

The Infrastructure Partnership shall not dissolve if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Infrastructure Partnership has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if the Infrastructure Partnership receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of limited liability of any limited partner of the Infrastructure Partnership.

Withdrawal of the General Partner

The Infrastructure GP LP may withdraw as general partner without first obtaining approval of unitholders by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

Upon the withdrawal of the Infrastructure GP LP, the holders of a majority of the voting power of outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Infrastructure Partnership will be dissolved, wound up and liquidated. See “— Dissolution” above.

The Infrastructure GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redemption-Exchange Units and it receives an opinion of counsel regarding limited liability tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any removal of the Infrastructure GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the Infrastructure Partnership’s limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

The Infrastructure GP LP may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Infrastructure Partnership’s limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the Infrastructure GP LP may sell or transfer all or part of their units in the Infrastructure GP LP without the approval of the unitholders.

Transactions with Interested Parties

The Infrastructure GP LP, the Infrastructure General Partner and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Infrastructure Partnership with the same rights they would have if the Infrastructure GP LP and Infrastructure General Partner were not a party to the limited partnership agreement of the Infrastructure Partnership. An interested party will not be liable to account either to other interested parties or to the Infrastructure Partnership, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The limited partnership agreement of the Infrastructure Partnership permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with the Infrastructure Partnership, any of the Holding Entities, any operating entity or any other holding vehicle established by the Infrastructure Partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Infrastructure Partnership, any of the Holding Entities, any operating entity or any other holding vehicle established by the Infrastructure Partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to our conflicts policy.

Outside Activities of the General Partner

Under the Infrastructure Partnership’s limited partnership agreement, the general partner will be required to maintain as its sole activity the activity of acting as the general partner of the Infrastructure Partnership. The general partner will not be permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by the Infrastructure Partnership.

The Infrastructure Partnership’s limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under “— Indemnification; Limitations on Liability” (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Infrastructure General Partner, the Infrastructure GP LP, the Infrastructure Partnership, any Holding Entity, operating entity, or any other holding vehicle established by the Infrastructure Partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Infrastructure General Partner, the Infrastructure GP LP, the Infrastructure Partnership, any Holding Entity, operating entity, and any other holding vehicle established by the Infrastructure Partnership (or any of their respective investors), and shall be deemed not to be a breach of the Infrastructure General Partner’s fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Infrastructure General Partner, the Infrastructure GP LP, the Infrastructure Partnership, any Holding Entity, operating entity, any other holding vehicle established by the Infrastructure Partnership or any other person shall have any rights by virtue of the Infrastructure Partnership’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Infrastructure Partnership as described below under “— Indemnification; Limitations on Liability.”

The Infrastructure GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under the Infrastructure Partnership’s limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Infrastructure Partnership, any Holding Entity, operating entity, or any other holding vehicle established by the Infrastructure Partnership. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to the Infrastructure Partnership, any Holding Entity, operating entity or any other holding vehicle established by the Infrastructure Partnership pursuant to a separate written agreement between such persons.

Accounts; Reports

Under the Infrastructure Partnership’s limited partnership agreement, the Infrastructure GP LP will be required to prepare financial statements in accordance with U.S. GAAP. The Infrastructure Partnership’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the Infrastructure GP LP deems appropriate. The Infrastructure Partnership’s annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. The Infrastructure Partnership’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations.

The Infrastructure GP LP will also be required to prepare and send to use commercially reasonable efforts to the limited partners of the Infrastructure Partnership on an annual basis, additional information regarding the Infrastructure Partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The Infrastructure GP LP will also, where reasonably possible, prepare and send information required by the non-U.S. limited partners of the Infrastructure Partnership for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. The Infrastructure GP LP will also, where reasonably possible and applicable, prepare and send information required by limited partners of the Infrastructure Partnership for Canadian federal income tax purposes.

The Infrastructure GP LP will deliver to our partnership (i) the financial statements of the Infrastructure Partnership, and (ii) the accounts and financial statements of any Holding Entity or any other holding vehicle established by the Infrastructure Partnership that is not consolidated with the Infrastructure Partnership or any Holding Entity or holding vehicle whose accounts are subject to such approval.

Indemnification; Limitations on Liability

Under the Infrastructure Partnership’s limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the Infrastructure General Partner, the Infrastructure GP LP, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Infrastructure Partnership, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Infrastructure Partnership’s limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Infrastructure Partnership’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

The Infrastructure Partnership’s limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

SECURITY OWNERSHIP

The following table presents information regarding the beneficial ownership of our partnership’s units prior to and immediately after completion of the spin-off by each person or entity that we know beneficially owns or will beneficially own more than 5% of our partnership’s units, each director of our Managing General Partner and all of our Managing General Partner’s directors as a group.

	Units Outstanding		Units Outstanding
	Prior to the		Immediately After the
	Spin-Off and		Spin-Off and
	Related Transactions		Related Transactions
Name and Address	Units Owned	Percentage	Units Owned	Percentage

Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	1	100%		(1)%

Derek Pannell c/o Brookfield Asset Management Inc., Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	—	0%	2,142	*%

Arthur Jacobson, Jr. c/o Appleby Corporate Services (Bermuda) Limited of Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda	—	0%	—	*%

James Keyes c/o Appleby Corporate Services (Bermuda) Limited of Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda	—	0%	—	*%

Danesh Varma c/o Appleby Corporate Services (Bermuda) Limited of Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda	—	0%	—	*%

James Wallace c/o Appleby Corporate Services (Bermuda) Limited of Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda	—	0%	—	*%

Alan Wiener c/o Appleby Corporate Services (Bermuda) Limited of Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda	—	0%	—	*%
All directors as a group (6 persons)	—	0%	2,142	*%

(1)	Assuming full exercise by Brookfield of the redemption right and by our partnership of our right of first refusal described under “Description of the Infrastructure Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism” and includes 1.4 million units held by Brookfield in connection with amounts to be withheld upon the spin-off. See “The Spin-Off”.

*	Less than 1%.

MATERIAL TAX CONSIDERATIONS

The following summary discusses certain material United States, Canadian and Bermudian tax considerations related to the receipt, holding and disposition of our units as of the date hereof to a holder who receives our units pursuant to the spin-off. Prospective purchasers of our units are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

United States Tax Considerations

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

This summary discusses certain United States federal income tax considerations related to the receipt, holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules (including, without limitation, investors that own more than 5% of our units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, holders of our units held as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom our units are not a capital asset). Tax-exempt organizations are discussed separately below. The actual tax consequences of the acquisition and ownership of our units will vary depending on your circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of one or more of our units that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust which either (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “non-U.S. Holder” is a holder that is not a U.S. Holder and who, in addition, is not (i) a partnership or other fiscally transparent entity, (ii) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions under the substantial presence test in under Section 7701(b)(3) of the U.S. Internal Revenue Code and U.S. Treas. Reg 301.7701(b)-1(c), or (iii) subject to rules applicable to certain expatriates who meet the expatriation rules in Section 877 of the U.S. Internal Revenue Code or former long-term residents of the United States.

If a partnership holds our units, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our units, you should consult your own tax advisors.

A non-U.S. Holder who holds more than 5% of our units will be subject to special rules under the Foreign Investment Real Property Tax Act of 1980, or FIRPTA, and such rules are not addressed below. For purposes of determining whether a non-U.S. Holder holds more than 5% of our units, special attribution rules apply. The application of the FIRPTA rules to a non-U.S. Holder who holds (or is deemed to hold) more than 5% of our units could have a material adverse effect on such non-U.S. Holder. Accordingly, we do not believe that it is generally advisable for a non-U.S. Holder who cannot fully credit any U.S. FIRPTA tax against their home country income tax to own more than 5% of our units (either directly or indirectly). If you are a non-U.S. Holder and anticipate owning more than 5% of our units, you should consult your own tax advisors.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax advisors concerning the U.S. federal, state and local income tax consequences particular to your receipt, ownership and disposition of our units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Partnership and the Infrastructure Partnership

Each of our partnership and the Infrastructure Partnership will make a protective election to be treated as a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. Our partnership will be publicly traded; however, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership would not be required to register under the U.S. Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. We intend to manage our affairs so that our partnership will meet the Qualifying Income Exception in each taxable year. We believe our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

If our partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if our partnership is required to register under the U.S. Investment Company Act, our partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our partnership fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of our units in liquidation thereof. This deemed contribution would likely result in recognition of gain (but not loss) to U.S. Holders of our units. However, U.S. Holders actually or constructively owning less than 5% of our units generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations which we may hold. If, at the time of the contribution, our partnership has liabilities in excess of the tax basis of its assets, all U.S. Holders would generally recognize gain in respect of such excess liabilities upon the deemed transfer. Afterwards, our partnership would be treated as a corporation for U.S. federal income tax purposes.

If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership’s items of income, gain, loss and deduction would be reflected only on our partnership’s tax return rather than being passed through to holders of our units, and our partnership would be subject to U.S. corporate income tax and branch profits tax with respect to its income, if any, that is effectively connected with a United States trade or business. Moreover, under certain circumstances, our partnership may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and you would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules discussed below, distributions made to U.S. Holders of our units would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation (if such distributions are made in respect of our units traded on the NYSE or if certain other requirements are satisfied), to the extent of our partnership’s current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder’s tax basis in our units, or as taxable capital gain, after the holder’s basis is reduced to zero. In addition, dividends, interest and certain other passive income that our partnership receives with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders (other than certain corporate U.S. Holders who own 10% or more of our units) would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our partnership (although non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income). Accordingly, treatment of our partnership as a corporation could materially reduce a holder’s after-tax return and, thus, could result in a substantial reduction of the value of our units. If the Infrastructure Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

The remainder of this section assumes that our partnership and the Infrastructure Partnership will be treated as partnerships for U.S. federal income tax purposes. We expect that a substantial portion of the items of income, gain, deduction, loss and credit realized by our partnership will be realized in the first instance by the Infrastructure Partnership and allocated to our partnership for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our partnership’s items of income, gain, loss, deduction or credit include a realization of such items by the Infrastructure Partnership and the allocation of such items to our partnership.

Consequences to U.S. Holders

Spin-Off

A U.S. Holder who received our units pursuant to the spin-off will be considered to have received a taxable dividend in an amount equal to the fair market value of the gross amount of our units received by such holder plus the amount of cash received in lieu of fractional units, without reduction for any amounts of Canadian taxes withheld in respect of the spin-off. See “Canadian Federal Income Tax Considerations — Taxation of Non-Canadian Limited Partners — Spin-Off”. A U.S. Holder who fails to timely provide Brookfield Asset Management with a properly completed IRS Form W-9 will be subject to “backup” withholding at a rate of 28% on the amount of such dividend, unless such U.S. Holder is a corporation or comes within certain other exempt categories of recipients and, when required, demonstrates that status. Backup withholding is not an additional tax, and any amounts withheld under the “backup” withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability (or as a refund if in excess of such liability) provided the required information is timely furnished to the IRS. If you are a non-corporate U.S. Holder, including an individual, the amount of the dividend received by you generally will be “qualified dividend income” and subject to U.S. tax at a rate of 15%, provided Brookfield Asset Management is not a PFIC, you received the dividend in respect of Class A limited voting shares that are readily tradable on an established securities market in the United States (such as the NYSE), and the following additional requirements are met: (i) you do not treat the dividend as “investment income” for purpose of the rules limiting deductions for investment interest, (ii) you have held the shares of stock in respect of which such dividend was made for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date, and (iii) you satisfy certain at-risk requirements and other rules. If you are a non-corporate U.S. Holder, including an individual, Brookfield Asset Management is not a PFIC, and you meet the foregoing requirements, but you receive the dividend in respect of Class A limited voting shares that are not readily tradable on an established securities market in the United States, Brookfield Asset Management believes that you nevertheless may be entitled to such 15% rate of tax; but such a determination depends on certain factual matters that cannot be ascertained at this time, and, thus, no assurance can be made that you will be subject to such 15% rate of tax. Brookfield Asset Management does not believe that it constitutes a PFIC. However, no assurances can be made that the IRS will agree with such position. You should consult your own tax advisors regarding the application of the foregoing rules to you.

Dividends received by you pursuant to the spin-off generally will be treated as foreign source income for foreign tax credit limitation purposes. Accordingly, any Canadian federal withholding tax assessed on dividends received by you pursuant to the spin-off may, subject to certain limitations, be claimed as a foreign tax credit against your U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to you.

Holding of Our Units

Income and Loss.  If you are a U.S. Holder, you will be required to take into account, as described below, your distributive share of our partnership’s items of income, gain, loss, deduction and credit for each of our partnership’s taxable years ending with or within your taxable year. Each item generally will have the same character and source (either U.S. or foreign) as though you had realized the item directly. You will report those items without regard to whether any distribution has been or will be received from our partnership. Although we intend to make cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) in an amount that is generally expected to be sufficient to permit our U.S. Holders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of our partnership’s net income or gain, based upon your particular tax situation and simplifying assumptions that we will make in determining the amount of such distributions, your tax liability may exceed cash distributions made to you, in which case you would have to satisfy tax liabilities arising from your units in our partnership from your own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation, including certain qualified foreign corporations, to us and that are allocable to such U.S. Holders prior to January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which we own stock. You should consult your own tax advisors regarding the application of the foregoing rules to your particular circumstances.

For U.S. federal income tax purposes, your allocable share of our partnership’s items of income, gain, loss, deduction or credit will be governed by our limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our partnership. Similarly, our partnership’s allocable share of items of income, gain, loss, deduction or credit of the Infrastructure Partnership will be governed by the limited partnership agreement of the Infrastructure Partnership if such allocations have “substantial economic effect” or are determined to be in accordance with our partnership’s interest in the Infrastructure Partnership. We believe that, for U.S. federal income tax purposes, such allocations should be given effect, and our Managing General Partner and the Infrastructure General Partner intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to either our limited partnership agreement or the limited partnership agreement of the Infrastructure Partnership, the resulting allocations for U.S. federal income tax purposes may be less favorable than the allocations set forth in such agreements.

Basis.  You will have an initial tax basis for your units equal to the amount of dividend income you recognize pursuant to the spin-off (See “— Spin-Off” above) plus your share of our partnership’s liabilities, if any. That basis will be increased by your share of our partnership’s income and by increases in your share of our partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership’s losses and by any decrease in your share of our partnership’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary,” tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units in our partnership (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of the units you owned prior to the acquisition of such additional units. The amount you pay to acquire additional units cannot be “traced” to the additional units so acquired. Certain consequences of your “unitary” tax basis are discussed in greater detail below in “Special Considerations for Purchasers of Additional Units.”

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or your units, our partnership’s liabilities will generally include our partnership’s share of any liabilities of the Infrastructure Partnership.

Limits on Deductions for Losses and Expenses.  Your deduction of your share of our partnership’s losses will be limited to your tax basis in your units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in your units, reduced by (i) the portion of that basis attributable to your share of our partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold your units, if the lender of those borrowed funds owns an interest in us, is related to you, or can look only to your units for repayment. Your at risk amount will generally increase by your allocable share of our partnership’s income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of your units, any gain recognized by you can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used. You should consult your own tax advisors as to the effects of the at risk rules.

Limitations on Deductibility of Organizational Expenses and Syndication Fees.  In general, neither our partnership nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by the Infrastructure Partnership. While an election may be made by a partnership to amortize organizational expenses over a 15-year period, we do not intend to make such election for either our partnership or the Infrastructure Partnership. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions.  Your share of our partnership’s interest expense is likely to be treated as “investment interest” expense. If you are a non-corporate taxpayer, the deductibility of “investment interest” expense is generally limited to the amount of your “net investment income.” Your share of our partnership’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if you elect to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.  Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount, or (ii) 80% of the amount of the itemized deductions, such reductions to be reduced on a phased basis beginning in 2006. The operating expenses of our partnership, including our partnership’s allocable share of the Base Management Fee or any other management fees (if any), will likely be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that our partnership and the Infrastructure Partnership will be required to capitalize amounts paid in respect of the Base Management Fee (as well as amounts paid in respect of any other management fees (if any)). Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax advisors with respect to the application of these limitations.

Sale or Exchange of Our Units

You will recognize gain or loss on a sale by you of our units equal to the difference, if any, between the amount realized and your tax basis in the units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our partnership’s liabilities, if any.

Gain or loss recognized by you on the sale or exchange by you of our units will generally be taxable as capital gain or loss and will be long-term capital gain or loss if the units were held for more than one year on the date of such sale or exchange. Under certain circumstances, your gain or loss may be long-term capital gain or loss, in part, and short-term capital gain or loss, in part, under the “split” holding period rules discussed below in “Special Considerations for Purchasers of Additional Units.” Assuming you have not elected to treat your share of our interest in any PFICs in which we may invest as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “— Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our partnership holds debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.

Special Considerations for Purchasers of Additional Units

Where a partner in a partnership acquires portions of his or her interest at different times, applicable U.S. federal income tax rules provide that the partner has a divided, or “split” holding period in his or her interest. Thus, if you acquire additional units at different times (including acquisitions made through the distribution reinvestment plan) each unit you own (including the additional units you acquire) will have a “split” holding period: a fraction of each unit will have a holding period commencing on the date after the acquisition of the additional units under the plan, and a fraction of each unit will have a holding period attributable to your previously-owned (“historic”) units, based on the relative fair market values of the additional units and the historic units (as of the date of the acquisition of the additional units). The foregoing rules apply each time you acquire additional units (including under the distribution reinvestment plan). Nonetheless, each unit will retain an “averaged” adjusted tax basis as described above in “Basis.”

Subject to the special tracing approach described below, if you dispose of any units (whether historic or additional units) within one year of acquiring additional units, the disposition may give rise to both short-term capital gain (or loss), in part, and long-term capital gain (or loss), in part, as a result of each unit’s “split” holding period. Likewise, a cash distribution to you within a year of the acquisition of additional units in excess of your “unitary” adjusted tax basis in all of your units could give rise to both short-term and long-term capital gain.

You may under certain circumstances use a “tracing” approach in lieu of having a “split” holding period in your units. The Treasury Regulations provide that a selling partner in a “publicly traded partnership” may use the actual holding period of the portion of his or her partnership interest if (1) the interest is divided into identifiable units with ascertainable holding periods, (2) the partner can identify the portion of the partnership interest transferred, and (3) the partner elects to use the identification method for all sales or exchanges of his or her interests in the partnership. As described above, our partnership will be a “publicly traded partnership.” If you intend to rely on this alternative tracing approach, you must make an election to do so with your first disposition of units. This election applies only to your holding period in your units, not to your basis, which you may not “trace” under the “unitary” tax basis rules described above.

You should consult your own tax advisors regarding the consequences of a “split” holding period in your units, as well the availability and advisability of making the alternative tracing election.

Foreign Tax Credit Limitations

You will generally be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our partnership’s income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our partnership’s investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our partnership incurs may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

Our partnership and the Infrastructure Partnership will each make the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election, and in the event we determine that either our partnership or the Infrastructure Partnership is deemed technically terminated pursuant to Section 708 of the U.S. Internal Revenue Code, either our partnership or the Infrastructure Partnership (as applicable) will remake the Section 754 Election. The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires our partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases our units directly from us, but does apply to our units received in the spin-off. For purposes of this discussion, a transferee’s inside basis in our partnership’s assets will be considered to have two components: (i) the transferee’s share of our partnership’s tax basis in our partnership’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Infrastructure Partnership.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder of our units if such U.S. Holder’s tax basis in its units is higher than the units’ share of the aggregate tax basis of our partnership’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder of units would have a higher tax basis in such U.S. Holder’s share of our partnership’s assets for purposes of calculating, among other items, such U.S. Holder’s share of any gain or loss on a sale of our partnership’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder of our units if such U.S. Holder’s tax basis in its units is lower than those units’ share of the aggregate tax basis of our partnership’s assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

Even if our partnership were not to make the Section 754 Election, if our units were transferred at a time when our partnership had a “substantial built-in loss” inherent in our partnership’s assets, our partnership would be obligated to reduce the tax basis in the portion of such assets attributable to such units.

The calculations involved in the Section 754 Election are complex, and we will make them on the basis of assumptions as to the value of our assets and other matters. You should consult your own tax advisors as to the effects of the Section 754 Election.

Uniformity of Our Units

Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of Treasury Regulation under Sections 743 of the U.S. Internal Revenue Code to our partnership’s Section 743(b) adjustments, the determination that our partnership’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of the units or the time when the units are issued by our partnership) through the application of certain tax accounting principles that we believe are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

Our partnership’s functional currency will be the U.S. dollar, and our partnership’s income or loss will be calculated in U.S. dollars. It is likely that our partnership will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax advisors regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

A U.S. Holder will be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

A PFIC is defined as any foreign corporation with respect to which (after applying the applicable look-through rules under 1297(c) of the U.S. Internal Revenue Code) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain “excess distributions” by the PFIC, is treated as though realized ratably over the shorter of your holding period of our units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and dividends paid by a PFIC are not eligible for the preferential tax rate in the hands of individuals who would otherwise be eligible for the preferential tax rate for dividends. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

If you made an election to treat your share of our interest in a PFIC as a “qualified electing fund”, such election a QEF election, for the first year you are treated as holding such interest, in lieu of the foregoing treatment, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you would, among other things, be required to submit IRS Form 8621 and supply the IRS with an information statement provided by the PFIC. U.S. Holders should consult their own tax advisors as to the manner in which such direct inclusions affect their allocable share of our income and their tax basis in their units.

Alternatively, in the case of a PFIC that is a publicly traded foreign company, an election may be made to “mark-to-market” the stock of such foreign portfolio company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election. Although we may in the future acquire PFICs which are publicly traded foreign companies, it is not expected that interests in any of our current operations will be publicly traded. Thus, a U.S. Holder would not be eligible to make a mark-to-market election in respect of its indirect ownership interest in any of our operating entities.

Based on our analysis of our operating entities and Holding Entities, as well as our expectations regarding future operations, we believe that one of the operating entities may be a PFIC. Although we do not otherwise intend to invest significant amounts in PFICs, there can be no assurance that a current or future investment will not qualify as a PFIC or that an investment in PFIC stock will be eligible for the “mark-to-market” election. In addition, we may be required to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See “— Investment Structure”, below. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF election with respect to each such entity. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize the likelihood that you will have excess distributions with respect to any such entity. However, because we cannot assure that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime discussed above, we urge you to consider timely filing a QEF election with respect to each entity we are able to identify as a PFIC and for which we are able to provide the necessary information for the first year we hold an interest in such entity.

You should consult your own tax advisors regarding the PFIC rules, including the advisability of making a QEF election or, if applicable, a mark-to-market election with respect to each PFIC.

Investment Structure

To manage our affairs so as to ensure that our partnership meets the Qualifying Income Exception for the publicly traded partnership rules (discussed above) and comply with certain requirements in our limited partnership agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of our Managing General Partner and the Infrastructure General Partner in order to create a tax structure that generally is efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our unitholders to the same extent, and may even impose additional tax burdens on some of our unitholders. As discussed above, if any such entity were a non-U.S. corporation it may be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition of the investment by a corporation would generally be subject to corporate-level tax, whether the corporation is a U.S. or a non-U.S. corporation.

Certain Reporting Requirements

Taxpayers engaging in certain transactions, including certain loss transactions above a threshold, may be required to include tax shelter disclosure information with their annual U.S. federal income tax return. It is possible that we may engage in transactions that subject our partnership and, potentially, you to such disclosure. If you dispose of your units at a taxable loss, you may also be subject to such disclosure. You should consult your own tax advisors regarding such reporting requirements.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, because of an investment in our partnership, you may be subject to potential U.S. state and local taxes in the U.S. state or locality in which you are a resident for tax purposes. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in non-U.S. jurisdictions in which we invest. We will attempt, to the extent reasonably practicable, to structure our operations and investments so as to avoid income tax filing obligations by our investors in non-U.S. jurisdictions, but, there may be circumstances in which we are unable to do so. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in our partnership.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with a Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders may be subject to U.S. “backup” withholding at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%). You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you may be entitled to a refund of such taxes. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See “— Administrative Matters — Certain Effects of a Transfer of Units”. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

Our partnership may allocate items of income, gain, loss, deduction and credit using a monthly or other convention, whereby any such items recognized in a given month by our partnership are allocated to the holders of our units as of a specified date of such month. As a result, if you transfer your units, you may be allocated income, gain, loss and deduction realized by our partnership after the date of transfer. Similarly, if you acquire additional units, you may be allocated income, gain, loss, and deduction realized by our partnership prior to your ownership of such units.

Although Section 706 of the U.S. Internal Revenue Code generally provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our partnership’s allocation method complies with its requirements. If our partnership’s convention were not permitted, the IRS might contend that our partnership’s taxable income or losses must be reallocated among the investors. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our Managing General Partner is authorized to revise our partnership’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual U.S. Holders should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with respect to our units.

U.S. Taxation of Tax Exempt U.S. Holders of Our Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s “unrelated business taxable income”, or UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a “flow through” entity for U.S. federal income tax purposes that holds operating assets or is otherwise engaged in a trade or business will generally constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income (or certain other categories of passive income) or capital gains recognized by a tax-exempt organization so long as such income is not debt financed, as discussed below. Our partnership will not be engaged in a trade or business, and any operating assets held by us will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI for dividends, interest (or other passive income) and capital gains does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. Gain attributable to the sale of previously debt-financed property continues to be subject to these rules for 12 months after any acquisition indebtedness is satisfied. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership would be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. Our partnership and the Infrastructure Partnership are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or the Infrastructure Partnership, such property would be subject to the rules described above, and, consequently, tax-exempt U.S. Holders may recognize UBTI as a result of an investment in our partnership. In addition, even if such indebtedness were not used either by our partnership or by the Infrastructure Partnership to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt U.S. unitholder used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes “debt-financed property” subject to the rules described above.

A tax-exempt organization is subject to U.S. federal income tax at the regular graduated rates on the net amount of its UBTI, and a tax-exempt organization deriving gross income characterized as UBTI that exceeds $1,000 in any taxable year is obligated to file a U.S. federal income tax return, even if it has no liability for that year as a result of deductions against such gross income, including an annual $1,000 statutory deduction.

The potential for having income characterized as UBTI may make our units an unsuitable investment for a tax-exempt organization. Tax-exempt U.S. Holders should consult their own tax advisors regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in our units for purposes of these tests will depend on whether our partnership will be treated as a “qualified publicly traded partnership”. If our partnership is so treated, then the units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the units is the relevant gross income for purposes of the 90% gross income test. If, however, our partnership is not so treated, then the relevant assets are the RIC’s allocable share of the underlying assets held by our partnership and the relevant gross income is the RIC’s allocable share of the underlying gross income earned by our partnership. Whether our partnership will qualify as a “qualified publicly traded partnership” depends on the exact nature of its future investments, but it is likely that our partnership will not be treated as a “qualified publicly traded partnership.” RICs should consult their own tax advisors about the U.S. tax consequences of an investment in our units.

Consequences to Non-U.S. Holders of Our Units

We will use commercially reasonable efforts to structure our activities to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States Real Property Interest”, as defined in the U.S. Internal Revenue Code. Specifically, our partnership will not make an investment directly, or through an entity which would be treated as a pass-through entity for U.S. federal income tax purposes, if we believe at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that you are not yourself engaged in a U.S. trade or business, you will not be subject to U.S. tax return filing requirements and generally will not be subject to U.S. federal income tax on interest and dividends from non-U.S. sources and gains from the sale or other disposition of securities or of real property located outside of the United States derived by us.

However, there can be no assurance that the law will not change or that the IRS will not challenge our position that our partnership is not engaged in a U.S. trade or business. If, contrary to our expectations, our partnership is considered to be engaged in a U.S. trade or business, you would be required to file a U.S. federal income tax return even if no effectively connected income is allocable to you. Additionally if our partnership has income that is treated as effectively connected with a U.S. trade or business, you would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, we may be required to withhold U.S. federal income tax on your share of such income. If you are a non-U.S. corporation, you may be subject to branch profits tax as well, at a rate of 30%, or a lower treaty rate, if applicable.

In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount on certain U.S. source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each non-U.S. Holder is required to provide us with a Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. As such, if you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See “— Administrative Matters — Certain Effects of a Transfer of Units”. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes.

We expect that our units will be listed on the NYSE effective as of the closing of the spin-off. The disposition of our units on such exchange by a non-U.S. Holder will not be subject to U.S. federal income tax, so long as (i) such non-U.S. Holder does not own (and is not deemed to own) more than 5% of our units, and (ii) for the calendar quarter during which such disposition occurs, our units are regularly quoted by brokers and dealers making a market in our units. We do not intend to list our units for trading on any other exchange unless we determine that the foregoing consequences will continue to apply.

A non-U.S. Holder who owns (or is deemed to own) more than 5% of our units will be subject to special rules under the Foreign Investment Real Property Act of 1980, and under those rules, a disposition of our units by such a non-U.S. Holder may be subject to U.S. federal income tax and return filing obligations. If you are a non-U.S. Holder and anticipate owning more than 5% of our units (either directly or indirectly), you should consult your tax advisors regarding the application of the foregoing rules to you.

The U.S. federal estate tax treatment of our units with regards to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with regards to our units.

Administrative Matters

Tax Matters Partner

Our Managing General Partner will act as our partnership’s “tax matters partner.” As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including Schedule K-1), which describes on a U.S. dollar basis your share of our partnership’s income, gain, loss and deduction for our preceding taxable year. In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability, and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

If we were to engage in a “reportable transaction”, we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction”, or as a “transaction of interest”, or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a “reportable transaction” if, for example, we recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear, and the scope of reportable transactions can change retroactively, and, therefore, it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurances can be made that the IRS will not assert that we have participated in such a transaction.

You should consult your own tax advisors concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units held by you.

Taxable Year

Our partnership currently intends to use the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

Subject to the electing large partnership rules described below, our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period.

A termination of our partnership would result in the close of its taxable year for all holders of our units. If you report on a taxable year other than a fiscal year ending on our partnership’s year-end, and you are otherwise subject to U.S. federal income tax, the closing of our partnership’s taxable year may result in more than 12 months of our partnership’s taxable income or loss being includable in your taxable income for the year of termination. Our partnership would be required to make new tax elections after a termination, including a new Section 754 Election. A termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the holders of our units, and such Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our partnership from suffering a “technical termination” (which would close our taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there is a sale or exchange of 50% or more of our total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, our partnership may not elect to be subject to the reporting procedures applicable to large partnerships.

Backup and Other Administrative Withholding Issues

For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) you are a corporation or come within another exempt category and demonstrate this fact when required or (ii) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax; the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide us with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. “backup” withholding taxes in excess of what would have been imposed had our partnership received certifications from all investors. For administrative reasons, and in order to maintain fungibility of our units, such excess U.S. “backup” withholding taxes, and if necessary similar items, may be treated by our partnership as an expense that will be borne by all investors on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Certain Effects of a Transfer of Units

Our partnership may allocate items of income, gain, loss, deduction and credit using a monthly or other convention, whereby any such items recognized in a given month by our partnership are allocated to the holders of our units as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by the Infrastructure Partnership (and, in turn, our partnership) will generally be withheld by our partnership only when such dividends are paid. Because our partnership generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our partnership on such amounts will correspond to the holders of our units who were allocated income and who received the distributions in respect of such amounts. The Infrastructure Partnership may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to the monthly convention described above. Consequently, holders of our units may recognize income in excess of cash distributions received from our partnership, and any income so included by a holder of our units would increase the basis such holder has in our units and would offset any gain (or increase the amount of loss) realized by such holder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our partnership only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some investors would be allocated income which may be distributed to a subsequent holder of our units and such subsequent holder would be subject to withholding at the time of distribution. Consequently, the subsequent holder, and not the holder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

The Infrastructure Partnership will invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gains from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes are imposed on income allocable to a U.S. Holder, and, thereafter, such U.S. Holder disposed of its units prior to the date distributions are made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury regulations, the holder to whom such income was allocated (and not the holder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Complex rules may, depending on a holder’s particular circumstances, limit the availability or use of foreign tax credits, and investors are urged to consult their own tax advisors regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the U.S. Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department, and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for our partnership (or the Infrastructure Partnership) to meet the Qualifying Income Exception so as to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation and changes that reduce the net amount of distributions available to our unitholders. Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

Our partnership’s organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement from, time-to-time, without the consent of our unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation or to elect to treat our partnership as a corporation for U.S. tax purposes. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED. UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE OUR UNITS.

Canadian Federal Income Tax Considerations

The following is a fair summary of the principal Canadian federal income tax consequences of the receipt, holding and disposition of units in our partnership to a holder who receives units in our partnership pursuant to the spin-off and who, for purposes of the Income Tax Act (Canada), or the Tax Act, holds our units as capital property and deals at arm’s length with our partnership, the Infrastructure Partnership, the Managing General Partner, the Infrastructure General Partner, the Infrastructure GP LP and their respective affiliates. Generally, our units will be considered to be capital property to a holder, provided that the holder does not hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a holder that is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” rules, a holder that is a “specified financial institution” as defined in the Tax Act or a holder an interest in which is a “tax shelter investment” as defined in the Tax Act, or who acquires a unit as a tax shelter investment (and assumes that no such persons hold our units). Any such holders should consult their own tax advisors with respect to an investment in our units.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, or the Regulations, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the Canada Revenue Agency, or CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed although no assurance can be given in this regard. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect prospective purchasers.

This summary assumes that neither our partnership nor the Infrastructure Partnership will be considered to carry on business in Canada. Our Managing General Partner and the Infrastructure General Partner have advised that they intend to conduct the affairs of each of these entities, to the extent possible, so that none of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard.

On October 31, 2006, the Minister of Finance (Canada) announced Tax Proposals to significantly change the taxation of most publicly traded trusts and partnerships and distributions or allocations, as the case may be, from these entities to their investors. Legislation to implement these proposals was contained in Bill C-52 which received Royal Assent on June 22, 2007, referred to herein as the SIFT Rules. Under the SIFT Rules, a “Canadian resident partnership” (within the meaning of the SIFT Rules), the units of which are listed or traded on a stock exchange or other “public market” (within the meaning of the SIFT Rules), and that holds one or more “non-portfolio properties” (within the meaning of the SIFT Rules), or a SIFT Partnership, would be taxed on the income (other than taxable dividends) or capital gains from such properties and on income from businesses carried on by the SIFT Partnership in Canada at a combined tax rate similar to that of a corporation, and allocations of such income to the partners would be taxed as dividends from a taxable Canadian corporation. This summary assumes that our partnership and the Infrastructure Partnership will at no relevant time be a SIFT Partnership on the basis that our partnership and the Infrastructure Partnership are not Canadian resident partnerships. There can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of our units, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, holders of our units are advised to consult their own tax advisors with respect to their particular circumstances.

Taxation of Canadian Resident Limited Partners

The following is a discussion of the consequences under the Tax Act to limited partners who at all relevant times are resident or deemed to be resident in Canada under the Tax Act, or Canadian Limited Partners.

Spin-Off

Canadian Limited Partners who received units of our partnership under the spin-off will be considered to have received a taxable dividend equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units. The adjusted cost base to a Canadian Limited Partner of our units received upon the spin-off will be equal to the fair market value of our units so received. In computing the adjusted cost base of our units at any time, the adjusted cost base of a Canadian Limited Partner’s units will be averaged with the adjusted cost base of all of our other units, if any, held by the Canadian Limited Partner as capital property at the particular time.

Such dividend received by a shareholder who is an individual will be included in computing the holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. The dividend will be eligible for the enhanced gross-up and dividend tax credit if Brookfield Asset Management designates the dividend as an “eligible dividend”. There may be limitations on Brookfield Asset Management’s ability to designate dividends as eligible dividends. Such dividend received by an individual, or certain trusts, may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Such dividend received by a holder that is a corporation will be included in the corporation’s income and will generally be deductible in computing its taxable income. Certain corporations, including “private corporations” or “subject corporations” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% on the dividend to the extent that the dividend is deductible in computing taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate holder receives a dividend and such dividend is deductible in computing the holder’s income and is not subject to Part IV tax or is subject to Part IV tax that is refundable as part of the series of transactions that includes the receipt of the dividend, all or part of the dividend may in certain circumstances be treated as a capital gain from the disposition of a capital property the taxable portion of which must be included in computing the holder’s income for the year in which the dividend was received. Accordingly, corporate holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.

Computation of Income or Loss

Each Canadian Limited Partner is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner’s pro rata share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner’s taxation year end, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether our units were held throughout such year. Our partnership will not itself be a taxable entity and will not be required to file an income tax return in Canada. However, the income (or loss) of our partnership for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and our members will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our partnership will include our share of the income (or loss) of the Infrastructure Partnership for a fiscal year determined in accordance with the Infrastructure Partnership’s limited partnership agreement. For this purpose, our partnership’s fiscal year end and that of the Infrastructure Partnership will be December 31.

The income for tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each unitholder in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the cash distributions received by such unitholder with respect to such fiscal year and the denominator of which is the aggregate amount of the cash distributions made by our partnership to unitholders with respect to such fiscal year. Generally, the source and character of items of income allocated to a unitholder with respect to a fiscal year of our partnership will be the same source and character as the cash distributions received by such unitholder with respect to such fiscal year.

If, with respect to a given fiscal year, no cash distribution is made by our partnership to unitholders or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of units held at each such date by a unitholder is of the total number of units issued and outstanding at each such date. Generally, the source and character of such income or losses allocated to a unitholder at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our partnership in such calendar quarter.

The income of our partnership as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income of our partnership and the Infrastructure Partnership must be calculated in Canadian currency. Where our partnership (or the Infrastructure Partnership) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by our partnership as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act.

In general, a Canadian Limited Partner’s share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our partnership will invest in limited partnership units of the Infrastructure Partnership. In computing our partnership’s income (or loss) under the Tax Act, the Infrastructure Partnership will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Infrastructure Partnership generally will be determined by reference to the source and character of such amounts when earned by the Infrastructure Partnership. The characterization by CRA of gains realized by our partnership or the Infrastructure Partnership on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein. However, the Managing General Partner and the Infrastructure General Partner advise that our partnership and the Infrastructure Partnership are not expected to realize significant gains or losses from dispositions of investments.

A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend gross-up and tax credit for eligible dividends when the dividend received by the Infrastructure Partnership is designated as an eligible dividend.

Foreign taxes paid by our partnership or the Infrastructure Partnership and taxes withheld at source (other than for the account of a particular Canadian Limited Partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the business-income tax and non-business-income tax paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation.

Our partnership and the Infrastructure Partnership will be deemed to be a non-resident person in respect of amounts paid or credited to it by a person resident or deemed to be resident in Canada, including dividends or interest. The rate of withholding tax imposed under Part XIII of the Tax Act in respect of dividends or interest (other than interest exempt from Canadian federal withholding tax) arising in Canada is 25% of the gross amount of the dividends or interest. We are seeking guidance from CRA as to whether the rate of Canadian federal withholding tax can be reduced to take into account the residency of the partners of our partnership. However, no assurance can be given that CRA will provide favorable guidance in this regard. We will withhold at the rate of 25% with respect to all payments made to the Infrastructure Partnership that are subject to Canadian federal withholding tax unless the CRA permits us to withhold at a lower rate. The portion of any such tax withheld attributable to a Canadian Limited Partner of our partnership may be claimed by the Canadian Limited Partner as a credit against the Canadian Limited Partner’s Canadian federal income tax liability.

If our partnership incurs losses for tax purposes, each Canadian Limited Partner will, subject to the REOP Proposals discussed below, be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s pro rata share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. Our Managing General Partner and the Infrastructure General Partner do not anticipate that our partnership or the Infrastructure Partnership will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

On October 31, 2003, the Department of Finance released for public comment Tax Proposals, or the REOP Proposals, regarding the deductibility of interest and other expenses for purposes of the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Canadian Limited Partners from their investment in our partnership in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which the Canadian Limited Partner has held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and the Infrastructure Partnership will, in and of themselves, generate losses, but no assurance can be given in this regard. However, investors may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that could be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Canadian Limited Partners, or that any revised proposals may not differ significantly from the REOP Proposals described herein.

Bill C-10, which was passed in the House of Commons on October 29, 2007 and received first reading in the Senate on October 30, 2007, contains revised proposed amendments to the Tax Act relating to foreign investment entities, referred to as the FIE Proposals, that will, if enacted, apply to taxation years that begin after 2006. Each of the defined terms used in this paragraph are as defined in the FIE Proposals. The FIE Proposals generally require a taxpayer (other than an “exempt taxpayer” as defined in the FIE Proposals) that holds a “participating interest” (other than an “exempt interest”) in a “foreign investment entity” to include in income annually as income from property an amount determined by multiplying the “designated cost” of the participating interest by the prescribed rate of interest under the Tax Act from time-to-time unless the taxpayer makes a valid election to use either the “accrual method” or the “mark-to-market” method (which election is unlikely to be available in the case of our partnership or the Infrastructure Partnership because of the nature of their investments). Under the FIE Proposals, our units will be an exempt interest and therefore will not be subject to the FIE Proposals. Our partnership’s interest in the Infrastructure Partnership will also be an exempt interest. However, in computing income for Canadian federal income tax purposes, the Infrastructure Partnership will be subject to the FIE Proposals with respect to any interest that is a participating interest in a foreign investment entity (other than an exempt interest) or a tracked interest. For these purposes, an exempt interest includes an interest in a corporation that is a “controlled foreign affiliate” as defined in the Tax Act.

Each of the foreign subsidiaries that will be directly owned by the Infrastructure Partnership, collectively referred to as the controlled foreign affiliates, or CFAs, is expected to be a “foreign affiliate” and a “controlled foreign affiliate”, and not a “tracked interest”, each as defined in the Tax Act and the FIE Proposals, of the Infrastructure Partnership. Accordingly, the interest of the Infrastructure Partnership in the CFAs would not be subject to the FIE Proposals. However, if any of the CFAs becomes a tracked interest or ceases to be a CFA of the Infrastructure Partnership or if the Infrastructure Partnership acquires an interest in a foreign subsidiary that is a tracked interest or acquires an interest in a foreign subsidiary that is not a CFA, then the Infrastructure Partnership’s investment in such CFA or other foreign subsidiary would be subject to the FIE Proposals, unless another exemption is available. Canadian Limited Partners to whom the application of the FIE Proposals may be relevant are advised to consult their own tax advisors for the potential consequences of the application of these proposals having regard to such Canadian Limited Partners’ particular circumstances.

Dividends paid by the CFAs to the Infrastructure Partnership will be included in computing the income of the Infrastructure Partnership. To the extent that any of the CFAs or any direct or indirect subsidiary thereof earns income that is characterized as “foreign accrual property income” as defined in the Tax Act, or FAPI, in a particular taxation year of the CFA, the FAPI allocable to the Infrastructure Partnership must be included in computing the income of the Infrastructure Partnership for Canadian federal income tax purposes for the fiscal period of the Infrastructure Partnership in which the taxation year of that CFA ends, whether or not the Infrastructure Partnership actually receives a distribution of that FAPI. If an amount of FAPI is included in computing the income of the Infrastructure Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” as defined in the Tax Act applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of foreign accrual tax will increase the adjusted cost base to the Infrastructure Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Infrastructure Partnership receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to the Infrastructure Partnership and there will be a corresponding reduction in the adjusted cost base to the Infrastructure Partnership of the particular CFA shares.

Disposition of Our Units

The disposition by a Canadian Limited Partner of a unit of our partnership will result in the realization of a capital gain (or capital loss) by such limited partner. The amount of such capital gain (or capital loss) will generally be the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner’s units will be equal to (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness) whether acquired pursuant to the spin-off, the distribution reinvestment plan or otherwise, plus (ii) the pro rata share of the income of our partnership allocated to the Canadian Limited Partner for the fiscal years of our partnership ending before the relevant time less (iii) the aggregate of the pro rata share of losses of our partnership allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our partnership ending before the relevant time and the Canadian Limited Partner’s distributions from our partnership made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

Where a Canadian Limited Partner disposes of all of its units, such person will no longer be a partner of our partnership. If, however, a Canadian Limited Partner is entitled to receive a distribution from our partnership after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Canadian Limited Partner was entitled. Pursuant to the Tax Proposals, the pro rata share of the income (or loss) for tax purposes of our partnership for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units at the time of the disposition. These rules are complex and Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our partnership.

A Canadian Limited Partner will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner’s units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Canadian Limited Partner’s units will be nil at the beginning of the next fiscal year of our partnership.

In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such limited partner’s income as a taxable capital gain. Where a Canadian Limited Partner disposes of units to a tax-exempt person, more than one-half of such capital gain may be treated as a taxable capital gain if any portion of the gain is attributable to an increase in value of depreciable property held by the Infrastructure Partnership. Canadian Limited Partners contemplating such dispositions should consult their own advisors. The Infrastructure General Partner has advised that it does not expect that the Infrastructure Partnership will hold any depreciable property and therefore expects that only one-half of any capital gains arising from a disposition of our units should be treated as taxable capital gains. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Units of our partnership, if and when listed on a designated stock exchange (which would include the NYSE), will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans.

Taxation of Non-Canadian Limited Partners

The following summary applies to holders who at all relevant times are not resident and are not deemed to be resident in Canada for purposes of the Tax Act and who do not acquire or hold their investment in our partnership in connection with a business carried on, or deemed to be carried on, in Canada, each a Non-Canadian Limited Partner. The following summary assumes that our units are not “taxable Canadian property” as defined in the Tax Act and that our partnership and the Infrastructure Partnership generally will not dispose of properties that are taxable Canadian property (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange and listed shares where the number of shares owned exceeds prescribed amounts). Our units will be taxable Canadian property if, at any time within the 60-month period ending at the time of disposition or deemed disposition, the fair market value of all of the properties of our partnership that were taxable Canadian property, certain types of resource properties, income interests in trusts resident in Canada or interests in or options in respect thereof, was greater than 50% of the fair market value of all of its properties. Our Managing General Partner and the Infrastructure General Partner advise that our units are not expected to be taxable Canadian property and that our partnership and the Infrastructure Partnership are not expected to dispose of taxable Canadian property. However, no assurance can be given in this regard.

Spin-Off

Non-Canadian Limited Partners who received our units under the spin-off will be considered to have received a taxable dividend equal to the fair market value of our units so received plus the amount of any cash received in lieu of fractional units. The dividend will be subject to Canadian federal withholding tax under Part XIII of the Tax Act at the rate of 25% of the amount of the dividend, subject to reduction under the terms of an applicable income tax treaty or convention. To satisfy this withholding tax liability, Brookfield Asset Management will withhold a portion of our units otherwise distributable and will withhold a portion of any cash distribution in lieu of fractional units otherwise distributable the aggregate value of which will be equal to the Canadian federal withholding taxes applicable to the taxable dividend. Subject to receipt of any applicable regulatory approval, Brookfield Asset Management will purchase withheld units at a price equal to the fair market value of our units based on the volume weighted average trading price of our units and will remit the proceeds of this sale together with the amount of any cash withheld from any cash distribution in lieu of fractional units in satisfaction of the Canadian federal withholding tax liability. Where the rate at which tax is withheld with respect to a Non-Canadian Limited Partner’s taxable dividend exceeds the rate that is applicable after giving effect to the terms of any relevant income tax treaty or convention, a refund or credit may be claimed by the Non-Canadian Limited Partner. The adjusted cost base to a Non-Canadian Limited Partner of the units received upon the spin-off will be equal to the fair market value of the units so received. In computing the adjusted cost base of our units at any time, the adjusted cost base of a Non-Canadian Limited Partner’s units will be averaged with the adjusted cost base of all of our other units, if any, held by the Non-Canadian Limited Partner as capital property at the particular time.

Taxation of Income or Loss

A Non-Canadian Limited Partner will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our partnership (or the Infrastructure Partnership) outside Canada or the non-business income earned by our partnership (or the Infrastructure Partnership) from sources in Canada. However, a Non-Canadian Limited Partner may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. Our Managing General Partner and the Infrastructure General Partner, as the case may be, have advised that they intend to organize and conduct the affairs of our partnership or the Infrastructure Partnership such that Non-Canadian Limited Partners should not be considered to be carrying on business in Canada solely by virtue of their investment in our partnership. However, no assurance can be given in this regard.

Our partnership and the Infrastructure Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. The rate of withholding tax imposed under Part XIII of the Tax Act in respect of dividends or interest (other than interest exempt from withholding tax) arising in Canada is 25% of the gross amount of the dividends or interest. Dividends or interest (other than interest exempt from withholding tax) paid by a person resident or deemed to be resident in Canada to the Infrastructure Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. It is not clear whether CRA’s administrative policies will permit a Canadian resident person that pays a dividend or interest to the Infrastructure Partnership to look through the Infrastructure Partnership and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Infrastructure Partnership. We are seeking guidance from CRA as to whether the rate of Canadian federal withholding tax on dividends or interest paid by a Canadian resident person to the Infrastructure Partnership can be reduced to take into account the residency of the partners of our partnership and any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention. However, no assurance can be given that CRA will provide favourable guidance in this regard. We will withhold at the rate of 25% with respect to all payments to the Infrastructure Partnership that are subject to Canadian federal withholding tax unless the CRA permits us to withhold at a lower rate. Based on CRA’s administrative policy, Non-Canadian Limited Partners will be able to claim a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. Non-Canadian Limited Partners will need to take certain steps to claim any such refund or credit.

Bermuda Tax Considerations

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As “exempted undertakings”, exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to the partnership or any of its operations until March 28, 2016. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of the partnership.

Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Our Managing General Partner has retained Deloitte & Touche LLP to act as our partnership’s and the Infrastructure Partnership’s independent accountants.

The following financial statements:

•	The balance sheet of Brookfield Infrastructure Partners L.P. as at May 21, 2007;

•	The balance sheet of Brookfield Infrastructure Partners Limited as at May 17, 2007;

•	The divisional combined financial statements of Brookfield Infrastructure Division as of and for the years ended December 31, 2006 and 2005 (as restated);

•	The consolidated financial statements of Island Timberlands Limited Partnership as at December 31, 2006 and December 25, 2005 and for the year ended December 31, 2006 and the period from June 1, 2005 to December 25, 2005; and

•	The financial statements of Great Lakes Power Transmission Division as at and for the years ended December 31, 2006 and 2005, and as at and for the years ended December 31, 2005 and 2004.

included in this prospectus have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their reports appearing herein and elsewhere in the Information Statement which reports express unqualified opinions on such financial statements, and with respect to the divisional combined financial statements of the Brookfield Infrastructure Division as of and for the years ended December 31, 2006 and 2005 include an explanatory paragraph referring to the restatement described in Note 19 to those combined financial statements, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The address for Deloitte & Touche LLP is Brookfield Place, 181 Bay Street, Suite 1400, Toronto, Ontario, M5J 2V1.

The following financial statements have been included in this prospectus and in the registration statement on Form 20-F to which this prospectus is an exhibit in reliance on the reports of Ernst & Young Ltda., independent auditors, given on the authority of said firm as experts in auditing and accounting:

•	consolidated financial statements of HQI Transelec Chile S.A. and Subsidiary as at June 30, 2006 and December 31, 2005 and for the period ended June 30, 2006 and the year ended December 31, 2005;

•	consolidated financial statements of ETC Holdings Ltd. and Subsidiaries as at December 31, 2006 and for the twenty-eight weeks ended December 31, 2006;

The address for Ernst & Young Ltda. is Huerfanos 770, 5th Floor, Santiago, Chile.

The balance sheets of BCCG Private, a business unit of Weyerhaeuser Company Limited, as at May 29, 2005 and December 26, 2004 and the related statements of earnings, business unit equity and cash flows for the period from December 27, 2004 to May 29, 2005 and the year ended December 26, 2004 have been included in this prospectus and in the registration statement on Form 20-F to which this prospectus is an exhibit in reliance on the reports of KPMG LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting. The address for KPMG LLP is 777 Dunsmuir Street, Pacific Centre, Vancouver, British Columbia, V7Y 1K3.

The consolidated financial statements of Longview Fibre Company as at December 31, 2006 and 2005 and for the year ended December 31, 2006, the two months ended December 31, 2005 and the years ended October 31, 2005 and 2004 have been included in this prospectus and in the registration statement on Form 20-F to which this prospectus is an exhibit in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address for PricewaterhouseCoopers LLP is 1300 SW Fifth Avenue, Suite 3100, Portland, Oregon, 973201.

The consolidated financial statements of HQI Transelec Chile S.A. and Subsidiary for the year ended December 31, 2004 have been included in this prospectus and in the registration statement on Form 20-F to which this prospectus is an exhibit in reliance on the reports of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address for PricewaterhouseCoopers is AvenidaAndrésBello, 2771, Torre de la Costanera, 5th Floor, Las Condes, Santiago, Chile.

Each of the foregoing audit firms have consented to the inclusion of their audit reports in this prospectus and in the registration statement on Form 20-F to which this prospectus is an exhibit.

PROMOTER

Brookfield Asset Management has taken the initiative in founding and organizing our partnership and accordingly may be considered to be a promoter within the meaning of applicable securities legislation.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us within the past two years or which are proposed to be entered into:

1.	the Acquisition Agreements described under the heading “The Spin-Off”;

2.	the master purchase agreement described under the heading “The Spin-Off”;

3.	the Master Services Agreement described under the heading “Management and Our Master Services Agreement — Our Master Services Agreement”;

4.	the Relationship Agreement described under the heading “Relationship with Brookfield — Relationship Agreement”;

5.	the equity commitment described under the heading “Relationship with Brookfield — Equity Commitment and Other Financing”;

6.	the registration rights agreement described under the heading “Relationship with Brookfield — Registration Rights Agreement”;

7.	the licensing agreement described under the heading “Relationship with Brookfield — Licensing Agreement”;

8.	our limited partnership agreement described under the heading “Description of Our Units and Our Limited Partnership Agreement”;

9.	the Infrastructure Partnership’s limited partnership agreement described under the heading “Description of the Infrastructure Partnership Limited Partnership Agreement”; and

10.	the agreement relating to the indirect acquisition of Longview described under the heading “Relationship with Brookfield — Master Purchase Agreement and Acquisition Agreements”.

Copies of the agreements noted above, following execution where not executed, will be made available, free of charge, by our Managing General Partner and will be available electronically on the website of SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Throughout the period of distribution, copies of the agreements noted above will also be available for inspection at the offices of the Manager at 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3 during normal business hours.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form 20-F under the Exchange Act with respect to our units to be distributed in connection with the spin-off. This prospectus does not contain all the information included in the registration statement on Form 20-F. For further information with respect to our units, please refer to the registration statement on Form 20-F and to the schedules and exhibits filed with it. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement on Form 20-F.

We intend to furnish holders of our units with annual reports containing consolidated financial statements audited by an independent chartered accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements, in each case prepared in accordance with U.S. GAAP and reported in U.S. dollars.

Brookfield Asset Management is, and following the effectiveness of the registration statement on Form 20-F, we will also be, subject to the information filing requirements of the Exchange Act, and accordingly will be required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we will file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders will not be subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our and Brookfield Asset Management’s SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we or Brookfield Asset Management files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, Brookfield Asset Management is, and we will be, required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings will be available on our or Brookfield Asset Management’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda

We intend to apply to list our units on the NYSE. Once listed, reports, proxy and information statements and other information concerning us will be available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Canadian securities legislation requires that the following language appear in this prospectus:

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

However, in light of the fact that our units are being distributed pursuant to the spin-off, we believe that these remedies are not available in the circumstances of this distribution.

INDEX TO FINANCIAL STATEMENTS

Audited Balance Sheet of Brookfield Infrastructure Partners L.P. as at May 21, 2007	F-2
Audited Balance Sheet of Brookfield Infrastructure Partners Limited as at May 17, 2007	F-6
Audited Divisional Combined Financial Statements of Brookfield Infrastructure Division as of and for the years ended December 31, 2006 and 2005 (As restated)	F-10
Unaudited Divisional Combined Financial Statements of Brookfield Infrastructure Division as at June 30, 2007 and December 31, 2006 and for the three and six months ended June 30, 2007 and 2006	F-31
Audited Consolidated Financial Statements of HQI Transelec Chile S.A. and Subsidiary as at June 30, 2006 and December 31, 2005 and for the period ended June 30, 2006 and the years ended December 31, 2005 and 2004
F-44
Audited Consolidated Financial Statements of ETC Holdings Ltd. and Subsidiaries as at December 31, 2006 and March 31, 2007 and for the twenty-eight weeks ended December 31, 2006 and Unaudited Consolidated Financial Statements of ETC Holdings Ltd. as at March 31, 2007 and for the three months ended March 31, 2007
F-72
Unaudited Consolidated Financial Statements of ETC Holdings Ltd. and Subsidiaries as at June 30, 2007 and December 31, 2006 and for the three and six months ended June 30, 2007 and 2006	F-96
Audited Consolidated Financial Statements of Island Timberlands Limited Partnership as at December 31, 2006 and December 25, 2005 and for the year ended December 31, 2006 and the period from June 1, 2005 to December 25, 2005
F-112
Audited Financial Statements of BCCG Private, a business unit of Weyerhaeuser Company Limited, as at May 29, 2005 and December 26, 2004 and for the period from December 27, 2004 to May 29, 2005 and the year ended December 26, 2004
F-125
Unaudited Consolidated Financial Statements of Island Timberlands Limited Partnership as at June 30, 2007 and December 31, 2006 and for the three and six months ended June 30, 2007 and 2006	F-136
Audited Consolidated Financial Statements of Longview Fibre Company as at December 31, 2006 and 2005 and for the year ended December 31, 2006, the two months ended December 31, 2005 and the years ended October 31, 2005 and 2004
F-146
Unaudited Consolidated Financial Statements of Longview Fibre Company as at March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and 2006	F-168
Audited Financial Statements of Great Lakes Power Limited Transmission Division as at and for the years ended December 31, 2006 and 2005	F-178
Audited Financial Statements of Great Lakes Power Limited Transmission Division as at and for the years ended December 31, 2005 and 2004	F-189
Unaudited Financial Statements of Great Lakes Power Limited Transmission Division as at June 30, 2007 and December 31, 2006 and for the three and six months ended June 30, 2007 and 2006	F-199

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As at May 21, 2007

Report of Independent Registered Chartered Accountants

To the Partners of
  Brookfield Infrastructure Partners L.P. :

We have audited the accompanying balance sheet of Brookfield Infrastructure Partners L.P. (the “Partnership”) as of May 21, 2007. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Partnership as of May 21, 2007 in conformity with accounting principles generally accepted in the United States of America.

(signed) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 26, 2007

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BALANCE SHEET
AS AT MAY 21, 2007

2007

Assets
Cash	$2

Partners’ capital	$2

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO BALANCE SHEET

1.	ORGANIZATION

Brookfield Infrastructure Partners L.P. (the “Partnership”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 21, 2007. The general partner of the Partnership, Brookfield Infrastructure Partners Limited, contributed $1.00 and Brookfield Asset Management Inc. (as a limited partner) contributed $1.00. The partnership has been established to own and operate certain infrastructure assets on a global basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Income and Changes in Partners’ Capital have not been presented as there have been no activities of this entity.

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

As at May 17, 2007

Report of Independent Registered Chartered Accountants

To the Directors of
  Brookfield Infrastructure Partners Limited:

We have audited the accompanying balance sheet of Brookfield Infrastructure Partners Limited (the “Company”) as of May 17, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of May 17, 2007 in conformity with accounting principles generally accepted in the United States of America.

(signed) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 26, 2007

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

BALANCE SHEET
AS AT MAY 17, 2007

2007

Assets
Cash	$4

Shareholders’ equity	$4

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

NOTES TO BALANCE SHEET

1.	ORGANIZATION

Brookfield Infrastructure Partners Limited (the “Company”) was formed as a company limited by shares under the Companies Act 1981 of Bermuda pursuant to a memorandum of association dated May 17, 2007. The Company issued four shares of par value $1.00 each upon incorporation. The Company was incorporated to serve as the general partner of Brookfield Infrastructure Partners L.P.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Income and Changes in Shareholder’s Equity have not been presented as there have been no activities of this entity.

BROOKFIELD INFRASTRUCTURE DIVISION

As of and for the years ended December 31, 2006 and 2005

(As Restated)

Report of Independent Registered Chartered Accountants

To the Directors of
  Brookfield Asset Management Inc.:

We have audited the accompanying combined balance sheets of the Brookfield Infrastructure Division (the “Division”) as of December 31, 2006 and 2005 and the related combined statements of comprehensive income (loss), divisional equity, operations and cash flows for each for the years in the two year period ended December 31, 2006. These combined financial statements are the responsibility of the Division’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the consolidated financial statements of ETC Holdings Ltd. and Subsidiaries (a subsidiary of Brookfield Asset Management Inc.), which statements reflect total assets constituting 74% of the Division’s combined total assets as of December 31, 2006, and total revenues constituting 36% of the Division’s combined total revenues for the year ended December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ETC Holdings Ltd. and Subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Division is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Division’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such combined financial statements present, in all material respects, the financial position of the Brookfield Infrastructure Division as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 19 to the combined financial statements, the accompanying 2006 and 2005 combined financial statements have been restated.

(signed) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 26, 2007 (except as
to note 19, which is
as at October 11, 2007)

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED BALANCE SHEETS
AS AT DECEMBER 31

	Notes		2006	2005
	(MILLIONS, US DOLLARS)
	(As Restated — See Note 19)

ASSETS
Current Assets
Cash and cash equivalents			$158.6	$29.8
Accounts receivable			29.6	5.6
Inventory			23.2	18.0
Prepaid expenses			6.7	1.5
Other assets			10.7	—

Total current assets			228.8	54.9

Restricted cash	3		849.5	—
Goodwill	2	(g)	455.5	—
Intangible assets	4		256.7	—
Deferred income taxes	5		97.7	—
Other assets	7		68.8	3.3
Property, plant and equipment, net	6		2,670.8	915.2

Total assets			$4,627.8	$973.4

LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities
Accounts payable			$70.9	$41.2
Management fee payable	11		5.6	—
Short term bank loan			149.6	—
Other liabilities			8.3	—
Current portion of non-recourse borrowings	8		224.0	—

Total current liabilities			458.4	41.2

Non-recourse borrowings	8		1,489.9	410.0
Other debt of subsidiaries	9		1,771.3	—
Management fee payable	11		34.4	—
Other liabilities			55.7	—

Minority interest in consolidated subsidiaries	10		468.3	255.4

Divisional equity			349.8	266.8

Total liabilities and divisional equity			$4,627.8	$973.4

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31

	2006	2005
	(MILLIONS US DOLLARS)

Net income (loss) for the year	$(4.9)	$1.0
Other comprehensive income (loss):
Translations of the net investment in foreign operations	5.2	—
Net losses on related hedging items, net of taxes of $4.2 million	(5.7)	—

Comprehensive income (loss)	$(5.4)	$1.0

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENTS OF DIVISIONAL EQUITY
YEARS ENDED DECEMBER 31

	2006	2005
	(MILLIONS US DOLLARS)

Opening divisional equity	$266.8	$—
Contributions	88.4	265.8
Net income (loss) for the year	(4.9)	1.0
Other comprehensive loss	(0.5)	—

Ending divisional equity	$349.8	$266.8

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31

	Notes	2006	2005
		(MILLIONS US DOLLARS)
	(As Restated — See Note 19)

Gross Revenue
Timber		$197.3	$102.8
Transmission		110.5	—

		307.8	102.8
Costs and expenses applicable to revenues, excluding depreciation, depletion and amortization		(145.5)	(74.5)
Depreciation, depletion and amortization		(49.7)	(12.7)
Other income		10.4	0.4
Selling, general and administrative expenses		(17.5)	(3.4)
Management fee	13	(40.0)	—
Gain on sale of assets		5.8	2.1
Interest income on restricted cash		38.8	—
Interest expense		(136.1)	(12.7)

Income (loss) before taxes and other items below		(26.0)	2.0
Deferred income taxes		2.3	—
Minority interest in income (loss) of consolidated subsidiaries	12	18.8	(1.0)

Net income (loss) for the year		$(4.9)	$1.0

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2006	2005
	(MILLIONS, US DOLLARS)
	(As Restated —
	See Note 19)

Operating activities
Net income (loss) for the year	$(4.9)	$1.0
Items not involving cash:
Depreciation, depletion and amortization	49.7	12.7
Gain on sale of assets	(5.8)	(2.1)
Minority interests	(18.8)	1.0
Deferred income taxes	(2.3)	—
Accrued interest	60.6	—
Management fee	40.0	—
Other	(10.0)	0.1
Change in non-cash operating items:
Accounts receivable	6.6	(3.2)
Inventories	(5.1)	1.5
Prepaid and other assets	(6.9)	0.6
Recoverable income taxes	(2.6)	9.1
Accounts payable and accrued liabilities	27.3	7.0
Other liabilities	(5.7)	—

	122.1	27.7

Investing activities
Acquisition of timberland assets, net of cash acquired	—	(527.5)
Acquisition of transmission assets, net of cash acquired	(1,648.5)	—
Payments on foreign exchange forward contracts designated as hedge of net investment	(27.6)	—
Proceeds from sale of property, plant and equipment	12.9	9.6
Additions to property, plant and equipment	(34.8)	(3.2)
Restricted cash	(814.0)	—

	(2,512.0)	(521.1)

Financing activities
Capital contributions	348.8	531.7
Proceeds from long term debt	1,374.4	3.0
Distribution, to limited partners	(18.5)	(11.5)
Proceeds from bank loans	814.0	—

	2,518.7	523.2

Increase in cash and cash equivalents	128.8	29.8
Cash and cash equivalents, beginning of year	29.8	—

Cash and cash equivalents, end of year	$158.6	$29.8

Supplemental cash flow information
Cash interest paid	$25.3	$2.1
Cash taxes paid	$2.3	$—

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

The business activities of the Brookfield Infrastructure Division (the “Division”) consist of interests in electricity transmission in South America, and timber operations in North America, which have historically been held as part of the infrastructure operations of Brookfield Asset Management Inc. (“Brookfield”).

In May 2007, Brookfield announced its intention to transfer a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the “spin-off”). Brookfield will effect a reorganization so that the current operations are acquired by holding entities, which will be wholly-owned by Brookfield Infrastructure L.P. (the “Infrastructure Partnership”), a newly formed limited partnership. Brookfield will hold a 60% limited partnership interest in the Infrastructure Partnership and one or more wholly-owned subsidiaries of Brookfield will hold the remaining 40% interest in the Infrastructure Partnership through a 1% general partnership interest and an approximate 39% limited partnership interest in the Infrastructure Partnership. Brookfield will transfer the approximate 60% limited partnership interest in the Infrastructure Partnership that it holds to Brookfield Infrastructure Partners L.P. (“BIP”), a newly formed limited partnership, in consideration for units of BIP. These BIP units will then be distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares by way of a special dividend. Brookfield’s limited partnership interests in BIP may, at the request of Brookfield, be redeemed in whole or in part for cash, subject to the right of BIP to acquire such securities (in lieu of such redemption) in exchange for an aggregate of approximately 39% of the total limited partnership units of BIP that are issued and outstanding after such exchange.

The accompanying combined financial statements have been prepared in connection with the spin-off and represent the financial position and results of operations for Brookfield’s interests in Island Timberlands and Translec, a portion of which will be contributed to the Infrastructure Partnership as part of the spin-off.

2.	SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

These divisional combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As discussed in Note 19, these combined financial statements have been restated.

The combined financial statements present the assets, liabilities, revenues and expenses for Brookfield’s current infrastructure operations that will be contributed to the Infrastructure Partnership as a part of the spin-off on a 100% basis. The Division’s equity and net income have been adjusted to reflect Brookfield’s current ownership interest in these operations through an allocation to minority interests. These financial statements have been derived from the consolidated financial statements and accounting records of Island Timberlands and Translec using the historical results of operations and historical basis of assets and liabilities. Since the financial statements reflect Brookfield’s interests in the infrastructure operations rather than the interests of the Infrastructure Partnership, the financial statements are not reflective of the Infrastructure Partnership’s financial position, operating results, changes in divisional equity and cash flows in the future or what they would have been had the Infrastructure Partnership been a separate, stand-alone operation during the years presented. The combined financial statements do not include allocations of assets, liabilities, revenues and expenses.

All figures are presented in millions of United States dollars unless otherwise noted.

Timberland Carrying Value

Timberlands are carried at cost less accumulated depletion. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years. Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle. The process of estimating sustainable harvest is complex, requiring significant estimation in the evaluation of timber stand volumes based on the development of yield curves derived from data on timber species, timber stand age and growing site indexes gathered from a physical sampling of the timberland resource base. Although every reasonable effort is made to ensure that the sustainable harvest determination represents the most accurate assessment possible, subjective decisions and variances in sampling data from the actual timberland resource base make this determination generally less precise than other estimates used in the preparation of the combined financial statements. Changes in the determination of sustainable harvest could result in corresponding changes in the provision for depletion of the private timberland asset. Rates of depletion are revised for material changes to growth and harvest assumptions and are adjusted for any significant acquisition or disposition of timber. A 5% decrease in estimated timber volume available over the harvest cycle would have increased 2006 depletion expense by approximately $0.3 million.

Island Timberlands Performance Fee

The Island Timberlands Limited Partnership (“Island”) performance fee relies heavily on independent valuations of the timberlands business and higher and better use (“HBU”) properties. These valuations rely on subjective information and, as such, the fee is subject to claw backs under certain conditions.

Goodwill

Impairment testing for goodwill is performed on an annual basis by the underlying investments. The first part of the test is a comparison of the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill (that shall be determined in the same manner as the amount of goodwill recognized in a business combination) with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge to income. The fair value of the reporting unit is determined using discounted cash flow models. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity transmission rate increases, cost trends, including expected operating and maintenance costs and taxes. The number of years included in determining discounted cash flow, in our opinion, is estimable because the number is closely associated with the useful lives of our transmission lines and other tangible assets. These useful lives are determinable based on historical experience and electricity transmission regulatory framework. The discount rate used in the analysis may fluctuate as economic conditions changes. Therefore, the likelihood of a change in estimate in any given period may be relatively high.

Intangible assets

Intangible asset that are not subject to amortization (rights-of-way) are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Fair value of the indefinite useful life intangible assets may be assessed by reference to the market prices and if such information is not available we apply discounted cash flow models that are subject to the same inherent limitations and uncertainties as those described above related to the estimations of the fair value of our reporting unit.

Derivatives

Transelec has certain financial derivative and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under the U.S. Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended, except for certain instruments that qualify and are effective hedges of the foreign exchange risk exposure in the net investment of our transmission assets for which the changes in fair value are recognized in other comprehensive income. In establishing the fair value of such instruments, Transelec makes assumptions based on available market data and pricing models, which may change from time to time. Calculation of fair values of financial and embedded derivatives is done using models that are based primarily on discounted future cash flows and which use various inputs. Those inputs include estimated forward exchange rates, interest rates, inflation indices, prices of metals, and others. These inputs become more difficult to predict and the estimates are less precise, the further in the future these estimates are made. As a result, fair values are highly dependent upon the assumptions being used.

(b)	Acquisitions Completed During 2006

Transelec

The Division acquired Transelec Chile S.A. (“Transelec”), a transmission company in Chile to establish a transmission operating platform in South America, which owns over 8,000 kilometers of transmission lines and 51 substations, on June 30, 2006 for net cash consideration of $1,648.5 (including direct transaction costs of $2.6). The Division accounted for the business combination using the purchase method of accounting. The cost of the acquisition was allocated to identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill, which was primarily attributable to the future economic benefit associated with owning these transmission assets. The final allocation of the purchase cost for the acquisition was as follows:

As of
June 30, 2006
(MILLIONS)

Assets acquired:
Current assets (net of cash and cash equivalents)	$30.0
Property, plant and equipment	1,751.4
Indefinite life intangibles (rights-of-way)	247.5
Other assets	52.4
Goodwill	625.0

Total assets acquired	2,706.3
Liabilities assumed:
Current portion of long-term bonds payable	(248.5)
Long-term bonds payable	(672.4)
Deferred income taxes	(84.4)
Other liabilities	(52.5)

Total liabilities assumed	(1,057.8)
Net cash consideration	$1,648.5

Consideration:
Net assets acquired	$1,746.6
Less: Cash and cash equivalents acquired	98.1

Net non-cash assets acquired	$1,648.5

Subsequent to the acquisition, Rentas Eléctricas IV Limitada merged with Transelec. The merger resulted in changes to the tax bases of certain assets and liabilities. This resulted in changes in future income tax assets and liabilities that were recorded as adjustments to goodwill ($181.9). The final balance of goodwill as of December 31, 2006 amounts to $455.5 million, which is not tax deductible.

The amounts allocated to depreciable assets are amortized over their estimated useful lives. The Division also periodically evaluates the carrying values of assets acquired in the business combinations for potential impairment based on reviews of estimated future operating income and cash flows on an undiscounted basis. No impairment indicators were observed during the period covered by these combined financial statements.

In accordance with the terms of the purchase agreement with Transelec (the “Purchase Agreement”), the purchase price is subject to potential future adjustments that will be determined based on the results of the trunk transmission tariff process currently being conducted in accordance with Law 19940 (Short Law) enacted on March 13, 2004. As of the acquisition date and as of December 31, 2006 the outcome of this tariff process was not determined as such no contingent considerations were recorded on the financial statements. Currently, after publication in May 2007 of reports by Comissión Nacional de Energía (National Energy Commission) and Panel of Experts, management estimates that the potential adjustment to the purchase price may amount to approximately to $160.0. The consideration will become issuable after completing a formal process of determination of the adjustments as stipulated in the Purchase Agreement and including among others: formal publication of a respective decree by Ministerio de Economía in the Official Gazette, determination of the purchase price adjustments by the sellers (Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation), and negotiation between the parties as to the amounts of adjustments. A potential resulting liability or asset will be recognized when the contingency is resolved and consideration will be issued.

The Division’s net investment in Transelec reflects Brookfield’s current 27.8% interest in Transelec.

(c)	Acquisitions Completed During 2005

Island Timberlands

Island was formed pursuant to a partnership agreement (the “Agreement”) dated as of March 23, 2005 and as amended and restated as of May 27, 2005 for the purpose of carrying on the business of investment, management, operation and disposition of timberlands in British Columbia, Canada and such other locales as may be approved in accordance with the Agreement.

Timberland assets owned by Island are the result of an asset purchase agreement dated February 17, 2005, between Brookfield, one of Island’s limited partners, and Weyerhaeuser Company Limited. On May 30, 2005, the closing date of the transaction, these assets were transferred to Island. The transferred assets consist primarily of timberlands and HBU lands, land, logging roads and equipment, and a 50%

interest in Strathcona Helicopters Ltd. All of the transferred assets are located in the coastal region of British Columbia, Canada. The principal business is growing and harvesting timber, and selling logs to worldwide markets.

The Division’s net investment in Island reflects Brookfield’s current 50% interest in Island.

(d)	Foreign Currency Translation and Transactions

The U.S. dollar is the Division’s functional and reporting currency.

Non-monetary transactions that are measured in terms of historical cost in a foreign currency are translated at the exchange rate at the date of transaction.

Foreign currency denominated monetary assets and liabilities of the Division, where the functional currency is other than the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses are translated at average rates during the period. Gains or losses on the translation of these items are included in the statements of income.

(e)	Cash and cash equivalents

Cash and cash equivalents presented in the combined financial statements includes cash, term deposits, and other balances (reverse resale agreements) with maturities of less than 90 days and are detailed as follows:

	December 31,	December 31,
Description	2006	2005
	(MILLIONS)

Cash and bank	$38.1	$29.8
Term deposits	94.4	—
Reverse resale agreements	26.1	—

Total	$158.6	$29.8

Term deposits are recorded at cost plus accrued interest. Average interest rate on the term deposits was 4.2% as of December 31, 2006.

Reverse resale agreements are valued at the investment value (cost) plus accrued interest.

(f)	Recently Issued Accounting Standards

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). Under this standard, the Division may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 are not met. SFAS No. 159 is effective for years beginning after November 15, 2007. The Division does not believe this standard will have a significant impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

In July 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”). FIN 48 requires that realization of an uncertain income tax position must be “more likely than not” (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, FIN 48 prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. FIN 48 also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. FIN 48 was effective in the first quarter 2007. The Division adopted FIN 48 effective January 1, 2007, and the impact was not material.

(g)	Goodwill

The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill. Goodwill is not amortized and is reviewed annually for impairment. A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any:

(1)	The fair value of a reporting unit is compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

(2)	When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill should be compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

For the purpose of testing goodwill for impairment, all goodwill acquired was assigned to one reporting unit — Transelec. No impairment indicators were observed during the period covered by these combined financial statements.

In 2006, Brookfield acquired a transmissions infrastructure company in Chile as described in note 2(b) and recorded $455.5 million of goodwill.

(h)	Property, Plant and Equipment

i)	Timber Infrastructure

Timberlands and logging roads are carried at cost less accumulated depletion and amortization. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years.

Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle.

Amortization of logging roads is provided as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

Timberlands and logging roads are tested for impairment in value whenever events or changes in circumstances indicate their carrying value may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value.

Property, plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated on a straight-line basis at rates that reflect the economic lives of the assets based on the following annual rates:

Buildings	3% – 5%
Plant and equipment	10% – 20%

Property, plant and equipment includes HBU land is not depreciated and the value of this land varies with real estate conditions as well as the local regulatory environment.

Island Timberlands reviews for the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from the expected undiscounted future cash flows from its use and eventual disposition. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value. The Division did not record any impairment losses for the years ended December 31, 2006 and 2005.

ii)	Transmission Infrastructure

Property, plant and equipment are stated at acquisition cost based on fair values determined as of June 30, 2006 (date of acquisition of Transelec). The cost of an item of property, plant and equipment acquired subsequently includes the purchase price and other acquisition costs such as installation costs including architectural, design and engineering fees, legal fees, survey costs and site preparation costs. The cost of items constructed or developed over time includes direct construction (such as materials and labour), and overhead costs directly attributable to the construction or development activity, including interest costs.

Some of Transelec’s transmission lines and other assets may have asset retirement obligations. The vast majority of Transelec’s rights-of-way (easements) on which such assets are located are of perpetual duration. As Transelec expects to use the majority of its installed assets for an indefinite period, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligation cannot be made at the balance sheet dates. If, at some future date, it becomes possible to estimate the fair value cost of removing assets that Transelec is legally required to remove, an asset retirement obligation will be recognized at that time.

The depreciation of property, plant and equipment has been calculated using a straight-line method, based on the estimated useful lives of the assets that for major classes of the property, plant and equipment are as follows:

Description	Years

Transmission lines	40
Electrical equipment	15-35
Non-hydraulic civil projects	40
Other	3-40

(i)	Accounts receivable

Accounts receivable are stated net of allowances for doubtful accounts.

(j)	Derivative contracts and hedging

Transelec selectively utilizes derivative financial instruments primarily to manage financial risks, principally foreign exchange risk. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value.

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks related to a net investment in Transelec (considered a self-sustaining subsidiary with a functional currency different from the currency of the parent company) are included in other comprehensive income.

Derivative financial instruments that are not designated as hedges or do not meet hedge effectiveness criteria are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income or loss in the period the changes occur.

Derivatives instruments are disclosed separately on the balance sheet depending on their nature as assets or liabilities. Payments and receipts under currency swap contracts are recognized as adjustments to foreign exchange gains/losses on an accrual basis.

(k)	Asset retirement obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the asset. The obligation is accreted over time to the estimated amount ultimately payable, through charges to operations.

(l)	Revenue recognition — Timberlands

Revenue is derived primarily from the sale of logs and related products. Island Timberlands recognizes sales to external customers when significant risks and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectibility is reasonably assured.

Revenue recognition — Transmission

The regulatory framework that governs electrical transmission activity in Chile comes from the By-Law of the Electric Services dated 1982 (DFL(M) No. 1/82), and subsequent amendments thereto, including Law 19,940 (Short Law) enacted on March 13, 2004. These are complemented by the By-Law of the Electric Services Regulations dated 1997 (Supreme Decree No. 327/97 of the Mining Ministry), and its amendments, and by the recently enacted Technical Standard for Liability and Quality of Service (R.M.EXTA No. 40 dated May 16, 2005) and subsequent amendments thereto.

Transelec’s revenues correspond mainly to remuneration from the use of its electricity transmission facilities. This remuneration is earned in part from arrangements subject to the tariff regulation and in part from contractual arrangements with the users of the transmission facilities.

The total remuneration for the use of each of the transmission facilities for both regulated and contractual arrangements includes in general two components: i) the AVI, which is the annuity of the Investment Value (VI), calculated in such a way that the present value of these annuities, using an annual real discount rate and the economic useful life of each of the facilities equals the cost of replacing the existing transmission facilities with new facilities with similar characteristics at current market prices, plus, ii) the COMA, which corresponds to the cost required to Operate, Maintain and Administrate the corresponding transmission facilities.

Revenues generating from both regulatory and contractual arrangements do not fluctuate with usage of the transmission system. Revenues are recognized and invoiced on a monthly basis in amounts resulting from the application of the AVI and COMA values stipulated in the contracts or regulated tariffs and indexed as applicable. The transmission service is invoiced usually at the beginning of the month following the month when service was rendered and thus the revenue recognized each month includes transmission service provided but not invoiced up to the month end.

The tariffs resulting from applications of the above mentioned concepts of value of the investment in the transmission system and costs of its operation, maintenance and administration are determined every four years based on the results of technical studies performed by independent consultants under supervision of Comisión Nacional de Energía (National Energy Commission). In the meantime the tariffs are adjusted periodically to reflect certain indexations included in the tariffs’ formulas.

(m)	Current and deferred income taxes

Transelec has determined its current tax assets and liabilities in accordance with Chilean tax regulations applicable to activities of its subsidiaries. Transelec records deferred income taxes, using the liability method, based on tax effects of temporary differences between the accounting and tax values of assets and liabilities.

There are no current and deferred taxes related to Island Timberlands as this is a non-taxable partnership.

(n)	Inventories

Logs in our timber business are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

3.	RESTRICTED CASH

Restricted cash represents funds on deposit held to satisfy debt obligations that are included on the balance sheet in other debt of subsidiaries. The deposited funds are subject to a collateral security agreement and are segregated for the purposes of satisfying the indebtedness. See Note 11.

4.	INTANGIBLE ASSETS

Intangible assets include rights-of-way, valued at their fair values on the date of acquisition of Transelec. Rights-of-way have no expiration term and are considered to have an indefinite useful life. Rights-of-way are not amortized unless their lives are determined to be no longer indefinite.

5.	DEFERRED INCOME TAXES

As of December 31, 2006, Transelec recorded a future tax asset of $97.7 million (2005 - nil), which was composed of various temporary differences as follows:

	2006
	Deferred income tax	Deferred income tax
Temporary differences	assets	liabilities	2005
	(MILLIONS)		(MILLIONS)

Leased assets	$—	$8.1	$—
Property, plant and equipment	110.9	—	—
Price-level restatement	2.7	—	—
Intangibles	—	22.4	—
Capitalized financial expenses	—	2.6	—
Write-offs of assets	0.4	—	—
Prepaid expenses	—	1.7	—
Tax losses(1)	13.9	—	—
Swap contracts	0.3	—	—
Bonds	10.2	—	—
Off-market contracts	—	5.9	—

Total deferred income taxes	$138.4	$40.7	$—

Net deferred income tax assets	$97.7	$—	$—

(1)	In accordance with current Chilean tax regulations, tax losses do not expire.

6.	PROPERTY, PLANT AND EQUIPMENT

	Note	2006	2005
		(MILLIONS)

Timber infrastructure	(a)	$892.7	$915.2
Transmission infrastructure	(b)	1,778.1	—

Total		$2,670.8	$915.2

(a)	Timberlands infrastructure

	2006
		Accumulated		2005
		Depreciation	Net Book	Net Book
	Cost	and Depletion	Value	Value

HBU land	$110.3	$—	$110.3	$113.8
Buildings	0.9	0.2	0.7	0.8
Plant and equipment	3.9	1.1	2.8	3.5
Timberlands	791.9	23.6	768.3	789.7
Reforestation	6.1	—	6.1	0.8
Logging roads	12.5	8.0	4.5	6.6

	$925.6	$32.9	$892.7	$915.2

(b)	Transmission infrastructure

	2006			2005
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land	$28.4	$—	$28.4	$—
Buildings and infrastructure	1,278.8	15.7	1,263.1	—
Machinery and equipment	499.1	15.1	484.0	—
Other property, plant and equipment	2.6	—	2.6	—

	$1,808.9	$30.8	$1,778.1	$—

7.	Other assets

			2006	2005

Fair value of embedded derivative contracts	(a	)	$38.5	$—
Long-term receivables			17.6	—
Other miscellaneous assets			12.7	—

			$68.8	$—

(a)	Embedded derivatives held by Transelec corresponded to foreign currency and various indexation features embedded in acquisition of fixed assets and electricity transmission contracts. Fair value of those contracts was $31.5 million as at December 31, 2006 (2005 - $ nil).

8.	NON-RECOURSE BORROWINGS

     Transmission infrastructure

	Repayment Date	Interest Rate	2006	2005

Chilean denominated bonds	March 1, 2007	6.2%	$1.4	$—
Chilean denominated bonds	March 1, 2007	6.2%	2.8	—
Chilean denominated bonds	September 1, 2007	6.2%	0.1	—
Chilean denominated bonds	September 1, 2007	6.2%	2.1	—
U.S. denominated bonds	August 15, 2007	7.8%	7.9	—
Chilean denominated bonds	March 1, 2007	6.2%	69.2	—
Chilean denominated bonds	March 1, 2007	6.2%	138.4	—
Chilean denominated bonds	September 1, 2007	6.2%	0.1	—
Chilean denominated bonds	September 1, 2007	6.2%	1.0	—
Chilean denominated bonds	June 15, 2007	4.3%	0.9	—
Chilean denominated bonds	March 1, 2022	6.2%	7.8	—
Chilean denominated bonds	March 1, 2022	6.2%	117.5	—
U.S. denominated bonds	April 15, 2011	7.9%	489.9	—
Chilean denominated bonds	December 15, 2027	4.3%	464.8	—

			$1,303.9	$—

     Timber infrastructure

	Repayment Date	Interest Rate	2006	2005

U.S. secured bonds	August 30, 2015	5.6%	$100.0	$100.0
U.S. secured bonds	August 30, 2025	6.2%	210.0	210.0
U.S. secured bonds	August 30, 2030	6.3%	100.0	100.0

			$410.0	$410.0

Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

	Timberlands	Transmission	Total Annual
	infrastructure	infrastructure	Repayments
	(MILLIONS)

2007	$	$224.0	$224.0
2008	—	—	—
2009	—	—	—
2010	—	—	—
2011	—	490.9	490.9
Thereafter	410.0	589.0	999.0

Total-2006	$410.0	$1,303.9	$1,713.9

Total-2005	$410.0	$—	$410.0

Non-recourse borrowings include $906.4 million repayable in U.S. dollars with an average rate of 6.1%, and $806.0 million repayable in Chilean pesos with an average rate of 6.2%.

9.	OTHER DEBT OF SUBSIDIARIES

			2006	2005

Promissory notes	(a	)	$859.4	$—
Bank loans	(b	)	849.4	—
Long term derivatives	(c	)	62.5	—

			$1,771.3	$—

a) Represents a promissory convertible note issued by ETC Holdings Ltd. to its shareholders. The notes are due on June 30, 2016 and accrue interest of LIBOR plus 2.875 basis points (8.2%). The notes were converted into equity in 2007.

b) Represents the outstanding capital of a loan obtained from a third party by ETC Holdings Ltd. The loan bears interest at a rate equal to the six month LIBOR plus 3% (8.4%).

c) Transelec entered into five US$/UF cross currency swaps contracts totaling $220.0 million to hedge part of its exchange rate risk exposure to bonds denominated in US$. Initially, the swaps were designated as cash flow hedges, however given ineffectiveness observed after inception, hedge accounting was not applied and all changes in the fair value of the swaps were recorded in income. Fair value of the swap contracts recognized on the balance sheet is $62.5 million (2005 — $ nil). The swaps mature in 2011.

10.	MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

Minority interests in net assets and income represent the common equity and income in consolidated entities that are owned by other shareholders not related to Brookfield.

11.	MANAGEMENT FEE PAYABLE

Pursuant to the terms of a Management Agreement between Island and Brookfield Timberlands Management (“BTM”), an affiliate of the Division, management fees are payable to BTM as compensation for the services provided. These fees are comprised of a base management fee at 0.075% of the Fair Market Value of partnership units which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds, which are also determined by reference to Fair Market Value measures.

The performance fee is calculated annually using independent valuation reports, however the final calculation of the amount owing with respect to the performance fee is subject to a clawback calculation based on a five year period ended in 2011 and every fifth year thereafter. In accordance with the terms of this clawback clause, if Island has paid BTM performance fees in excess of the amount that would have been paid if the performance fee had been calculated for each five year period, rather than annually, the excess amount will be repaid by BTM to Island.

The base management fee of $1.7 million (2005 — $0.9 million) has been expensed in the statement of operations.

The initial performance fee, partially due in 2007, is based on performance up to December 31, 2006, using independent valuation reports as of that date.

In April 2007, following receipt of independent valuation reports, management estimated the performance fee for the period ended December 31, 2006 to be $40.0 million. The fees are payable in installments over a 7 year-period, and will bear interest at a rate of 6.02%. The performance fee has been accrued and charged to the consolidated statement of operations for the period ended December 31, 2006.

12.	SEGMENTED INFORMATION

The Division’s operating segments are electricity transmission and timber. These segments each have their own management teams responsible for their operations and each segment reports discrete financial information to the Division’s Chief Operating Decision Maker (“CODM”). A key measure most often used by the CODM in assessing performance and in making resource allocation decisions is funds from operations which enables the determination of cash return on equity deployed. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account intercompany balances.

	For the Years Ended December 31,
	2006					2005
	Electricity	Division’s			Division’s		Division’s
	Transmission	Share		Timber	Share	Timber	Share
	(MILLIONS)

Gross revenue	$110.5	$30.8		$197.3	$98.7	$102.8	$51.4
Direct costs	(24.8)	(6.9)		(138.2)	(69.1)	(77.9)	(39.0)

Net operating income	85.7	23.9		59.1	29.6	24.9	12.4
Investment and other income	11.5	3.2		4.7	2.2	2.5	1.3
Interest expense, net of interest on restricted cash	(81.5)	(13.6	)(a)	(24.9)	(12.4)	(12.7)	(6.4)

Funds from operations	15.7	13.5		38.9	19.4	14.7	7.3
Depreciation	(29.3)	(8.2)		(20.4)	(10.2)	(12.7)	(6.3)
Deferred taxes and other provisions	2.3	0.6		(40.0)	(20.0)	—	—

Net income (loss)	$(11.3)	$5.9		$(21.5)	$(10.8)	$2.0	$1.0

	As at December 31,
	2006				2005
	Electricity	Division’s		Division’s		Division’s
	Transmission	Share	Timber	Share	Timber	Share
	(MILLIONS)

Current assets	$156.9	$43.8	$41.9	$51.0 (b)	$43.4	$33.3 (b)
Non-current assets	3,506.3	978.3	892.7	446.4	918.5	459.2

Assets	$3,663.2	$1,022.1	$934.6	$497.4	$961.9	$492.5

Current liabilities	$(432.5)	$(120.7)	$(25.9)	$(13.0)	$(21.2)	$(10.6)
Non-current liabilities	(2,894.8)	(807.6)	(456.5)	(228.3)	(430.1)	(215.1)

Liabilities	$(3,327.3)	$(928.3)	$(482.4)	$(241.3)	$(451.3)	$(225.7)

The Division’s revenue and long lived assets recorded on its financial statements are broken down as follows by reportable segment:

	For the Years Ended December 31,
	2006			2005
	Electricity
	Transmission	Timber	Total	Timber	Total
	(MILLIONS)

Revenue	$110.5	$197.3	$307.8	$102.8	$102.8
Long lived assets	$3,408.6	$892.7	$4,301.3	$918.5	$918.5

The Division’s revenue and long lived assets by geographic segments are as follows:

	For the Years Ended December 31,
	2006			2005
	Canada	Chile	Total	Canada	Total
	(MILLIONS)

Revenue	$197.3	$110.5	$307.8	$102.8	$102.8
Long lived assets	$892.7	$3,408.6	$4,301.3	$918.5	$918.5

Transelec’s revenues from its principal customer, Endesa, accounted for approximately 70% of total revenues for the year ended December 31, 2006.

(a)	Reflects Brookfield’s share after eliminating $9.1 million of interest expense paid on intercompany debt between the Division and the transmission operations.

(b)	Reflects Brookfield’s share after elimination of $30.0 million (2005 — $11.5 million) of intercompany dividends paid out by the timber operations to the Division.

13.	ANTICIPATED EVENTS

The Division acquired Longview Fibre Company (“Longview”), a timber and sawmill manufacturing company, in April of 2007. The Division will then sell the net assets of the non-timber related operations to an affiliate of Brookfield.

The Division will acquire from Brookfield all the assets of the Great Lakes Power Transmission Company for $77 million before working capital adjustments plus the assumption of $103 million of debt. The closing date of the acquisition is expected to be in the fourth quarter of 2007 subject to the receipt of regulatory approvals.

The Division will acquire from Brookfield an additional investment in Transelec which was required to be made subject to the original purchase agreement. Under the original agreement, Brookfield is required to fund the majority of a purchase price adjustment based on the conclusion of certain regulatory proceedings which will determine the rate base of the transmission system for the next four years. The Division entered into an agreement with Brookfield, whereby it would satisfy Brookfield’s portion of the commitment to fund the additional investment (with funds contributed to it by Brookfield) which currently approximates $121 million and will increase the Division’s interest in Transelec to an estimated 18.4%.

The Division will acquire from Brookfield an interest in a collection of five separate power transmission lines located in the states of Para, Marahao and Santa Caterina in Brazil, and collectively referred to as “TBE”, for $163.2 million. The Division’s investment in TBE will reflect Brookfield’s entire investment which will be transferred to the Infrastructure Partnership subject to the receipt of regulatory approvals.

14.	COMBINED FINANCIAL STATEMENTS

     Combined Balance Sheets

	As at December 31, 2006					As at December 31, 2005
	Island	Transelec	Adjustments		Consolidated	Island	Adjustments		Consolidated

Assets
Current assets
Cash and cash equivalents	$7.7	$120.9	$30.0	(a)	$158.6	$18.3	$11.5	(a)	$29.8
Accounts receivable	7.4	22.2	—		29.6	5.6	—		5.6
Inventory	23.1	0.1	—		23.2	18.0	—		18.0
Prepaid expenses	0.9	5.8	—		6.7	1.5	—		1.5
Other assets	2.8	7.9	—		10.7	—	—		—

Total current assets	41.9	156.9	30.0		228.8	43.4	11.5		54.9

Restricted cash	—	849.5	—		849.5	—	—		—
Goodwill	—	455.5	—		455.5	—	—		—
Intangibles	—	256.7	—		256.7	—	—		—
Deferred income taxes	—	97.7	—		97.7	—	—		—
Other assets	—	68.8	—		68.8	3.3	—		3.3
Property, plant and equipment, net	892.7	1,778.1	—		2,670.8	915.2	—		915.2

Total assets	$934.6	$3,663.2	$30.0		$4,627.8	$961.9	$11.5		$973.4

Liabilities and divisional equity
Current liabilities
Accounts payable	$20.3	$50.6	$—		$70.9	$21.1	$—		$21.1
Management fee payable	5.6	—	—		5.6	—	—		—
Short term bank loan	—	149.6	—		149.6	—	—		—
Other liabilities	—	8.3	—		8.3	—	—		—
Current portion of non-recourse borrowings	—	224.0	—		224.0	—	—		—

Total current liabilities	25.9	432.5	—		458.4	21.1	—		21.1

Non-recourse borrowings	410.0	1,079.9	—		1,489.9	410.0	—		410.0
Other debt of subsidiaries	—	1,771.3	—		1,771.3	—	—		—
Management fee payable	34.4	—	—		34.4	—	—		—
Other liabilities	12.1	43.6	—		55.7	20.1	—		20.1
Minority interest in consolidated subsidiaries	—	—	468.3	(c)	468.3	—	255.4	(c)	255.4
Divisional equity	452.2	335.9	(438.3	)(d)	349.8	510.7	(243.9	)(d)	266.8

	$934.6	$3,663.2	$30.0		$4,627.8	$961.9	$11.5		$973.4

     Combined Statements of Income

	Year ended December 31, 2006					Year ended December 31, 2005
	Island	Transelec	Adjustments		Combined	Island	Adjustments		Combined
	(MILLIONS)					(MILLIONS)

Gross revenues
Timber	$197.3	$—	$—		$197.3	$102.8	$—		$102.8
Transmission	—	110.5	—		110.5	—	—		—

	197.3	110.5	—		307.8	102.8	—		102.8
Costs and expenses applicable to revenues excluding depreciation, depletion and amortization	(130.9)	(14.6)	—		(145.5)	(74.5)	—		(74.5)
Selling, general and administrative expenses	(7.3)	(10.2)	—		(17.5)	(3.4)	—		(3.4)
Management fee	(40.0)	—	—		(40.0)	—	—		—
Gain on sale of assets	5.8	—	—		5.8	2.1	—		2.1
Interest income on restricted cash	—	38.8	—		38.8
Interest expense	(24.9)	(120.3)	9.1	(b)	(136.1)	(12.7)	—		(12.7)
Depreciation, depletion, and amortization	(20.4)	(29.3)	—		(49.7)	(12.7)	—		(12.7)
Other income	(1.1)	11.5	—		10.4	0.4	—		0.4

Income (loss) before taxes and other items below	(21.5)	(13.6)	9.1		(26.0)	2.0	—		2.0
Deferred income taxes	—	2.3	—		2.3	—	—		—
Minority interest in income (loss) of consolidated subsidiaries	—	—	18.8	(c)	18.8	—	(1.0	)(c)	(1.0)

Net income (loss) for the year	$(21.5)	$(11.3)	$27.9		$(4.9)	$2.0	$(1.0)		$1.0

     Combined Statements of Cash Flows

	Year Ended December 31, 2006				Year Ended December 31, 2005
	Island	Transelec	Adjustments	Combined	Island	Adjustments	Combined
	(MILLIONS)				(MILLIONS)

Operating activities
Net income (loss) for the year	$(21.5)	$(11.3)	$27.9	$(4.9)	$2.0	$(1.0)	$1.0
Items not involving cash:
Depreciation, depletion and amortization	20.3	29.4	—	49.7	12.7	—	12.7
Gain on sale of assets	(5.8)	—	—	(5.8)	(2.1)	—	(2.1)
Minority interests	—	—	(18.8)	(18.8)	—	1.0	1.0
Deferred income taxes	—	(2.3)	—	(2.3)	—	—	—
Accrued interest	—	60.6	—	60.6	—	—	—
Management fee payable	40.0	—	—	40.0	—	—	—
Other	(1.8)	0.9	(9.1)	(10.0)	0.1	—	0.1
Change in non-cash operating items:
Accounts receivable	2.9	3.7	—	6.6	(3.2)	—	(3.2)
Inventories	(5.1)	—	—	(5.1)	1.5	—	1.5
Prepaid and other assets	0.6	(7.5)	—	(6.9)	0.6	—	0.6
Receivable income taxes	—	(2.6)	—	(2.6)	—	—	—
Accounts payable and accrued liabilities	(0.8)	28.1	—	27.3	9.1	—	9.1
Other liabilities	(5.7)	—	—	(5.7)	7.0	—	7.0

	23.1	99.0	—	122.1	27.7	—	27.7
Investing activities
Acquisition of timberland assets, net of cash acquired	—	—	—	—	(527.5)	—	(527.5)
Acquisition of transmission assets, net of cash acquired	—	(1,648.5)	—	(1,648.5)	—	—	—
Payments on foreign exchange forward contracts designated as a hedge of a net investment	—	(27.6)	—	(27.6)	—	—	—
Proceeds from sale of property, plant and equipment	12.9	—	—	12.9	9.6	—	9.6
Additions to property, plant and equipment	(9.6)	(25.2)	—	(34.8)	(3.2)	—	(3.2)
Restricted Cash	—	(814.0)	—	(814.0)	—	—	—

	3.3	(2,515.3)	—	(2,512.0)	(521.1)	—	(521.1)

Financing activities
Capital contributions	—	348.8	—	348.8	531.7	—	531.7
Proceeds from long term debt	—	1,374.4	—	1,374.4	3.0	—	3.0
Distribution to limited partners	(37.0)	—	18.5	(18.5)	(23.0)	11.5	(11.5)
Proceeds from bank loans	—	814.0	—	814.0	—	—	—

	(37.0)	2,537.2	18.5	2,518.7	511.7	11.5	523.2

Increase in cash and cash equivalents	(10.6)	120.9	18.5	128.8	18.3	11.5	29.8
Cash and cash equivalents, beginning of year	18.3	—	11.5	29.8	—	—	—

Cash and cash equivalents, end of year	$7.7	$120.9	$30.0	$158.6	$18.3	$11.5	$29.8

(a)	Reflect’s the Division’s share of distributions paid out by Island.

(b)	Eliminations of interest expense paid by Transelec to Brookfield in connection with Brookfield’s proportionate share of Transelec’s long-term notes payable to related parties.

(c)	Reflects the portion of Island and Transelec not owned by the Division.

(d)	Reflects the impact of the above adjustments on the Division’s equity and net income.

15.	GUARANTEES

Banco Santander provided Transelec guarantees totaling $0.8 million as of December 31, 2006 (2005 — nil) to the Chilean Ministry of Economy, Development and Reconstruction to ensure completion by the company of certain works related to the transmission system.

Transelec received from its contractors financial guarantees totaling $14.2 million as of December 31, 2006 (2005 — nil) as a guarantee of the completion of construction and maintenance works and the repayment of housing loans.

16.	COMMITMENTS

At December 31, 2006, Island was committed to payments under operating leases for equipment and office premises through to 2011. Annual future minimum payments over the term of these commitments are as follows:

$
(MILLIONS)

2007	$4.6
2008	3.9
2009	2.6
2010	1.4
2011	0.5

$13.0

17.	CONTINGENCIES

     Litigations, lawsuits and demands from regulators

The following are certain contingencies that are present at Transelec.

1.	On May 15, 2000, the Superintendency of Electricity and Fuel (Superintendencia de Electricidad y Combustibles (the “SEyC”) levied a fine on Transelec of 300 annual tax units (“UTA”), which as of December 31, 2006 amounted to $0.2 million, through Exempt Resolution No. 876, for its alleged responsibility in the power failure of the Sistema Interconectado Central (“SIC”) on July 14, 1999, caused by the untimely withdrawal from service of the San Isidro Plant of San Isidro S.A. On May 25, 2000, an administrative motion was filed by Transelec before SEyC, which is pending resolution.

2.	On December 5, 2002, SEyC in Ordinary Official Letter No. 7183, charged Transelec for its alleged responsibility in the interruption of electrical supply in the SIC on September 23, 2002. By Exempt Resolution No. 1438 of August 14, 2003, the SEyC applied various fines to Transelec for a total of UTA 2,500 equivalent as of December 31, 2006 to $1.8 million. The company had appealed the complaint before the Santiago Court of Appeals, and made a deposit of 25% of the original fine. The company claims that it is not responsible for this situation since it considers it a case of force majeure.

3.	The SEyC in Ordinary Official Letter No. 1210, dated February 21, 2003, filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, SEyC imposed a fine of UTA 560 equivalent as of December 31, 2006 to $0.4 million, against which a writ of administrative reconsideration was filed, which was subsequently rejected. The company appealed the complaint before the Santiago Court of Appeals and made a deposit of 25% of the original fine. The company claims that it is not responsible for this situation since it considers it a case of force majeure.

4.	On June 25, 2003, the Zone Director of the III Zone of SEyC in Ordinary Official Letter No. 488, filed charges against Transelec for its alleged responsibility in the interruption of electrical supply in the SIC, south of Temuco on March 7, 2003. The company had filed the corresponding responses. Management believes it has no responsibility for this event.

5.	On June 30, 2005, SEyC through Exempt Resolution No. 1117, applied the following sanctions to Transelec: (i) a fine of 560 UTA equivalent as of December 31, 2006 to $0.4 million, for allegedly not having ensured electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; (ii) a fine of 560 UTA equivalent as of December 31, 2006 to $0.4 million, levied on the company as owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. The company had appealed the charges before the SEyC, which is pending resolution. Management believes it has no responsibility for these events.

6.	On December 17, 2004, SEyC, through Exempt Resolution No. 2334, fined Transelec with an amount of 300 UTA equivalent as of December 2006 to $0.2 million, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck that crashed into a structure of the Charrúa — Temuco transmission line. The company had filed a motion of invalidation and administrative reconsideration, claiming that it was a case of force majeure and that the charges are not applicable and should be cancelled.

7.	On April 1, 2004, SEyC in Ordinary Official Letter No. 1631, filed charges against Transelec for restrictions in the transfer of power on November 5, 2003, in the Charrúa-Temuco line, due to the construction of the La Isla and Los Pinos crossing, which decreased the distance between the conductors and the ground. The corresponding response has been filed. Management believes that the charges are not applicable, and therefore the SEyC should nullify the effects of these charges.

8.	On December 31, 2005, SEyC through Official Letter No. 1831, filed charges against Transelec for allegedly operating its installations and in the process infringing on various provisions of the electrical regulations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By Resolution No. 220, on February 7, 2006, the company was fined with an amount of 560 UTA equivalent as of December 31, 2006 to $0.4 million. Recourse was presented on February 16, 2006, which is still pending resolution.

9.	On August 11, 2003, Transelec was notified of the resolution of the arbitration case against Sociedad Austral de Electricidad S.A. (“Saesa”) in which Transelec demanded an amount of $2.3 million. The resolution rejected the claim filed by the company. Currently, the recourse to overturn this decision remains outstanding before the Santiago Court of Appeal. The purpose of this trial is to determine the amount that Saesa should pay to Transelec for use of its transmission system. Up to December 31, 2006, the company has recognized and/or received part of the claimed amount in conformity with Resolution of Ministry of Economic Development and Reconstruction No. 88 of 2001.

10.	Through Ordinary Office No. 793, dated December 12, 2005, the SEyC of the 7th Region filed charges against Transelec for loss of electrical power in the town of Constitución on November 21, 2005 due to a failure, which occurred as a consequence of forestry works that caused a tree to fall on the power line between San Javier and Constitución. The company presented its evidence on January 4, 2006. On May 7, 2006, by Resolution No. 33, the SEyC of the 7th Region fined the company the amount of 400 UTM equivalent as of December 2006 to $0.1 million. The sanction was re-imposed and ratified on June 7, 2006 by Resolution No. 42. The company appealed the charges before the Court of Appeals of Talca, placing a deposit of 25% of the original fine. The company maintains that it is not responsible for this event, as it was caused by a third party, and thus should be considered a case of force majeure.

18.	RISK MANAGEMENT AND EMBEDDED DERIVATIVES

Transelec entered into foreign exchange forward contracts totaling to $644.4 million as at December 31, 2006, that were designated as hedges of currency risks against its exposure to the Chilean peso. As at December 31, 2006, the fair value of these contracts was recognized on the balance sheet as an asset of $2.9 million.

Transelec also entered into five U.S.$/UF cross currency swap contracts totaling to $220.0 million to hedge part of its exchange rate risk exposure related to bonds denominated in U.S. dollars. These swaps do not meet the criteria required for hedge accounting and as such all changes in the fair value of the swaps were recorded in income. The fair value of the swap contracts recognized on the combined balance sheet amounted to $62.5 million as at December 31, 2006.

Transelec entered into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of December 31, 2006 corresponded to foreign currency and indexation features embedded in electricity transmission and acquisition of fixed assets contracts. A loss of $3.7 million was recorded for the year ended December 31, 2006.

19.	RESTATEMENT OF CERTAIN FINANCIAL STATEMENT INFORMATION AND NOTE DISCLOSURES

In connection with the spin-off outlined in Note 1, “Organization and Description of Business”, the Division’s combined financial statements as at December 31, 2006 and 2005 and for each of the years then ended were included in a non-offering registration statement (the “Registration Statement”) filed on July 26, 2007 with the securities regulatory authorities in Canada and the United States.

In restating the combined financial statements, the following amendments have been made to the previously-issued combined financial statements:

(1) The combined balance sheets have been amended to reflect a classified presentation. As a result, the statements now clearly distinguish between current and long-term assets and liabilities.

(2) The combined statements of income have been amended to include descriptions which more specifically reflect the nature of the underlying expenditures. There has been no change in the net income (loss) for either period presented.

(3) The combined statements of cash flow have been amended to provide more detailed cash flow information for the Division.

(4) Notes 2, 5, 6, 7, 8, 9, 14 and 18 have been expanded as required by U.S. GAAP and Regulation SX of the SEC’s Rules and Regulations.

(5) Note 17, Contingencies, has been added to outline a number of outstanding contingencies, which consist primarily of litigation, lawsuits and demands from regulators for underlying entities.

The previously-issued combined financial statements and the related auditors’ report thereon are superseded by these combined financial statements and accordingly should not be relied upon.

BROOKFIELD INFRASTRUCTURE DIVISION

As at June 30, 2007 and December 31, 2006 and
for the three and six months ended June 30, 2007 and 2006
(Unaudited)

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED BALANCE SHEETS
(Unaudited, Millions US Dollars)

		June 30,	December 31,
	Notes	2007	2006
			(As Restated —
			See Note 1)
		(MILLIONS)
		(Unaudited)

ASSETS

Current assets
Cash and cash equivalents		$201.5	$158.6
Accounts receivable		69.6	31.1
Inventory		37.9	23.2
Prepaid expenses		2.3	6.7
Recoverable taxes		3.6	2.6
Other assets		13.8	6.6

Total current assets		328.7	228.8

Restricted cash		864.4	849.5
Goodwill		1,047.9	455.5
Intangibles		259.3	256.7
Deferred income taxes		110.4	97.7
Property, plant and equipment	3	4,573.6	2,670.8
Other assets		35.7	68.8

Total assets		$7,220.0	$4,627.8

LIABILITIES AND DIVISIONAL EQUITY

Current Liabilities
Accounts payable		$96.9	$71.4
Bank loan		—	149.6
Other liabilities		15.9	7.8
Management fee payable — current portion		5.6	5.6
Current portion of non-recourse borrowings	4	22.7	224.0

Total current liabilities		141.1	458.4

Non-recourse borrowings	4	3,125.5	1,489.9
Other debt of subsidiaries		909.3	1,771.3
Deferred tax liabilities		584.6	—
Management fee payable		28.2	34.4
Other liabilities		45.9	55.7
Minority interest in net assets		1,089.6	468.3
Divisional equity		1,295.8	349.8

Total liabilities and divisional equity		$7,220.0	$4,627.8

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENTS OF OPERATIONS
(Unaudited, Millions US Dollars)

	Six Months Ended
	June 30
	2007	2006

Gross Revenue
Timber	$173.4	$96.7
Transmission	117.5	—

	290.9	96.7
Costs and expenses applicable to revenues	(111.4)	(61.8)
Depreciation, depletion and amortization	(67.1)	(11.8)
Selling, general and administrative expenses	(15.1)	(2.8)
Other income (expense)	16.1	(2.6)
Gain on sale of assets	4.5	1.0
Interest income on restricted cash	38.1	—
Interest expense	(158.4)	(12.5)

Income (loss) before taxes and minority interests	(2.4)	6.2
Deferred income taxes	15.6	—
Minority interest in income of consolidated subsidiaries	(11.6)	(3.1)

Net income for the period	$1.6	$3.1

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited, Millions US Dollars)

	Six Months Ended
	June 30
	2007	2006

Net income (loss) for the period	$1.6	$3.1
Other Comprehensive income (loss):
— Translation of the net investment in foreign operations	4.4	—
— Net losses on related hedging item,	(1.1)	—
— Deferred gain on interest rate swaps	2.7	—

Comprehensive income	$7.6	$3.1

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENTS OF DIVISIONAL EQUITY
(Unaudited, Millions US Dollars)

	Six Months Ended June 30
	2007	2006

Opening divisional equity	$349.8	$266.8
Contributions	1,188.4	96.1
Net income	1.6	3.1
Other comprehensive income	6.0	—
Dividends	(250.0)	—

Ending divisional equity	$1,295.8	$366.0

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

COMBINED STATEMENT OF CASH FLOWS
(Unaudited, Millions US Dollars)

	Six months ended June 30
	2007	2006

Operating activities
Net income for the period	$1.6	$3.1
Items not involving cash:
Depreciation, depletion and amortization	67.1	11.8
Gain on sale of assets	(2.8)	(1.0)
Minority interests	11.6	2.5
Deferred income taxes	(14.7)	—
Other	(15.0)	(0.4)
Change in non-cash operating items
Accounts receivable	2.6	(11.2)
Loan receivable	91.3	—
Prepaid expenses and other assets	3.2	0.6
Recoverable taxes	(1.0)	—
Accounts payable and other accruals	(2.1)	(0.4)
Inventories	11.2	(10.2)
Other	(20.6)	1.0
Management fee payable	(6.2)	—

	126.2	(4.4)

Investing activities
Additions to property plant and equipment	(19.6)	(1,639.6)
Proceeds from sale of capital assets	52.6	4.1
Proceeds from sale of manufacturing assets	139.9	—
Purchase of outstanding shares of stock	(1,463.6)	—
Other	2.7	(814.0)

	(1,288.0)	(2,449.5)

Financing activities
Short term borrowings	(27.0)	—
Additions to long term debt	1,491.7	2,228.0
Repayments of loans and debt	(722.1)	—
Distribution to limited partners	(14.1)	(8.5)
Cash dividends paid	(250.7)	—
Capital contributions	688.3	344.6
Other	(22.3)	—

	1,143.8	2,564.1

Increase in cash and cash equivalents	(18.0)	110.2
Cash and cash equivalents, beginning of period	219.5	29.8

Cash and cash equivalents, end of period	$201.5	$140.0

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)
(In US dollars)

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The business activities of the Brookfield Infrastructure Division (the “Division”) consist of interests in electricity transmission in South America, and timber operations in North America, which have historically been held as part of the Infrastructure operations of Brookfield Asset Management Inc. (“Brookfield”).

In May 2007, Brookfield announced its intention to transfer a portion of its infrastructure assets through a special dividend to the holders of their Class A limited voting shares and Class B limited voting shares (the “spin-off”). Brookfield will effect a reorganization so that the current operations are acquired by holding entities, which will be wholly-owned by Brookfield Infrastructure L.P. (the “Infrastructure Partnership”), a newly formed limited partnership. Brookfield will hold an approximate 60% limited partnership interest in the Infrastructure Partnership and one or more wholly-owned subsidiaries of Brookfield will hold the remaining 40% interest in the Infrastructure Partnership through a 1% general partnership interest and an approximate 39% limited partnership interest in the Infrastructure Partnership. Brookfield will transfer the approximate 60% limited partnership interest in the Infrastructure Partnership that it holds to Brookfield Infrastructure Partners L.P. (“BIP”), a newly formed limited partnership, in consideration for units of BIP. These BIP units will then be distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares by way of a special dividend. Brookfield’s limited partnership interests in BIP may, at the request of Brookfield, be redeemed in whole or in part for cash, subject to the right of BIP to acquire such securities (in lieu of such redemption) in exchange for an aggregate of approximately 39% of the total limited partnership units of BIP that are issued and outstanding after such exchange.

The accompanying combined financial statements have been prepared in connection with the spin-off and represent the financial position and results of operations for Brookfield’s interests in the infrastructure operations, a portion of which will be contributed to the Infrastructure Partnership as part of the spin-off.

The unaudited combined financial statements of the Division have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), for the preparation of interim financial information. They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the unaudited condensed consolidated financial statements are the same as those described in the Division’s audited combined financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2006 and 2005. The combined consolidated balance sheet as of December 31, 2006 is derived from the December 31, 2006 audited financial statements.

The Division believes all adjustments necessary for a fair presentation of the results for the periods presented have been made and all such adjustments were of a normal recurring nature. The financial results for the six months ended June 30, 2007 are not necessarily indicative of financial results for the full year. The unaudited condensed consolidated financial statements should be read in conjunction with the Division’s Annual audited financial statements for the years ended December 31, 2006 and 2005, filed with the SEC.

The December 31, 2006 combined balance sheet has been amended to reflect a classified presentation. As a result, the statement now clearly distinguishes between current and long-term assets and liabilities.

2.	SUMMARY OF ACCOUNTING POLICIES

These divisional combined financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

All figures are presented in millions of United States dollars unless otherwise noted.

Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts will differ from those estimates used in the preparation of these financial statements.

Acquisitions Completed During the Quarter

Longview Fibre Company (“Longview”), a timber and sawmill manufacturing company, was acquired by the Division on April 20, 2007 for $2,312.4 million. With the transaction, the Division acquired 588,000 acres of freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers to expand its timber platforms in North America. On May 31, 2007, the net assets of the manufacturing operations were sold at fair market value to a separate affiliate of Brookfield.

As at June 30, 2007, the initial allocations of the purchase cost for the acquisitions was as follows:

April 20,
2007
(MILLIONS)

Assets acquired:
Current assets (excluding cash)	$342.9
Timber assets	1,933.6
Other long term assets	195.7
Goodwill	592.6

Total assets acquired	3,064.8

Liabilities assumed:
Current liabilities	(110.3)
Long term liabilities	(1,399.4)
Deferred income tax liabilities	(592.6)

(2,102.3)

Net assets	$962.5

Considerations:
Net Assets acquired	$962.5
Less: Cash and cash equivalents	62.1

Net-non-cash assets acquired	$900.4

The Division’s statement of operations includes Longview’s results from the date of acquisition on April 20, 2007 to June 30, 2007.

On a pro forma basis, the Division would have recognized approximately $53.9 million in revenues, and a net loss of $12.9 million had the acquisition occurred on January 1, 2007.

The purchase price allocation is preliminary and is expected to be final by December 31, 2007 upon completion of internal and external reviews.

The Division recorded goodwill of $592.6 million which is not tax deductible, and primarily resulted from the recognition of a future tax liability which resulted as a result of the recognition of the fair value of the assets acquired. The only material long term assets recorded by the Division is that of timber and timberlands, which are depleted as the inventory is harvested. There were no pre-expiration contingencies that were recorded as a result of the purchase.

3.	PROPERTY, PLANT AND EQUIPMENT

	June 30,	December 31,
	2007	2006
	(MILLIONS)

Timber infrastructure	$2,785.8	$892.7
Transmission infrastructure	1,787.8	1,778.1

Total	$4,573.6	$2,670.8

4.	NON-RECOURSE BORROWINGS

	June 30,	December 31,
	2007	2006
	(MILLIONS)

Long-term bonds — Timber	$1,700.0	$410.0
Long-term bonds — Transmission	1,448.2	1,303.9

	$3,148.2	$1,713.9

5.	SEGMENTED INFORMATION

The following table provides the aggregate balance of certain financial statement components of the Division’s financial statements grouped by operating segment.

	For the Six Months Ended June 30,
	2007				2006
	Electricity	Division’s		Division’s	Electricity	Division’s		Division’s
	Transmission	Share	Timber	Share	Transmission	Share	Timber	Share

Gross revenue	$117.5	$32.8	$173.4	$108.0	$—	$—	96.7	48.4
Direct costs	(18.2)	(5.1)	(108.3)	(67.3)	(0.8)	(0.2)	(64.6)	(32.3)

Net operating income	99.3	27.7	65.1	40.7	(0.8)	(0.2)	32.1	16.1
Investment and other income	11.7	3.3	8.8	5.4	—	—	(1.6)	(0.8)
Interest expense, net of interest income on restricted cash	(91.0)	(22.9)	(27.2)	(20.8)	—	—	(12.5)	(6.3)

Funds from operations	20.0	8.1	46.7	25.3	(0.8)	(0.2)	18.0	9.0
Depreciation, depletion, and amortization	(28.6)	(8.0)	(38.5)	(31.7)	—	—	(11.8)	(5.9)
Deferred taxes and other	(4.9)	(1.4)	9.3	9.3	0.1	—	—	—

Net income (loss)	$(13.5)	$(1.3)	$17.5	$2.9	$(0.7)	$(0.2)	$6.2	$3.1

	As at June 30, 2007				As at December 31, 2006
	Electricity	Division’s		Division’s	Electricity	Division’s		Division’s
	Transmission	Share	Timber	Share	Transmission	Share	Timber	Share
	(MILLIONS)				(MILLIONS)

Current assets	$157.1	$43.8	$127.4	$98.9	$156.9	$43.8	$41.9	$51.0
Non-current assets	3,497.4	975.8	3,394.0	2,955.0	3,506.3	978.3	892.7	334.8

Assets	$3,654.5	$1,019.6	$3,521.4	$3,053.9	$3,663.2	$1,022.1	$934.6	$385.8

Current liabilities	$(82.6)	$(23.0)	$(58.5)	$(42.9)	$(432.5)	$(120.7)	$(25.9)	$(13.0)
Non-current liabilities	(2,378.7)	(663.7)	(2,314.8)	(2,092.2)	(2,894.8)	(807.6)	(456.5)	(228.3)

Liabilities	$(2,461.3)	$(686.7)	$(2,373.3)	$(2,135.1)	$(3,327.3)	$(928.3)	$(482.4)	$(241.3)

The Division’s revenue and long lived assets recorded on its financial statements are broken down as follows by reportable segment:

	Electricity			Electricity
	Transmission	Timber	Total	Transmission	Timber	Total

Revenues (for the 6 months ended June 30, 2007 and 2006)	$117.5	$173.4	$290.9	$—	$96.7	$96.7
Long-lived assets (as at June 30, 2007 and December 31, 2006)	$3,386.9	$3,394.0	$6,780.9	$3,408.6	$892.7	$4,301.3

The Division’s revenue and long lived assets by geographic segments are as follows:

	Chile	Canada	U.S.	Total	Chile	Canada	Total

Revenues (for the six months ended June 30, 2007 and 2006)	$117.5	$130.9	$42.5	$290.9	$—	$96.7	$96.7
Long-lived assets (as at June 30, 2007 and December 31, 2006)	$3,387.0	$878.0	$2,516.0	$6,780.9	$3,408.6	$892.7	$4,301.3

6.	COMBINED FINANCIAL STATEMENTS

     Combined Balance Sheets

	As at June 30, 2007						As at December 31, 2006
	Island	Transelec	Longview	Adjustments		Combined	Island	Transelec	Adjustments		Combined

Assets
Current assets
Cash and cash equivalents	$15.9	$97.4	$44.1	$44.1	(a)	$201.5	$7.7	$120.9	$30.0	(a)	$158.6
Accounts receivable	2.5	48.0	19.1	—		69.6	7.4	23.7	—		31.1
Inventory	34.4	0.1	3.4	—		37.9	23.1	0.1	—		23.2
Prepaid expenses	1.7	0.6	—	—		2.3	0.9	5.8	—		6.7
Recoverable taxes	—	3.6	—	—		3.6	—	2.6	—		2.6
Other assets	2.6	7.5	3.7	—		13.8	2.8	3.8	—		6.6

Total current assets	57.1	157.2	70.3	44.1		328.7	41.9	156.9	30.0		228.8

Restricted cash	—	848.8	15.6	—		864.4	—	849.5	—		849.5
Goodwill	—	455.3	592.6	—		1,047.9	—	455.5	—		455.5
Intangibles	—	259.3	—	—		259.3	—	256.7	—		256.7
Deferred income taxes	—	110.4	—	—		110.4	—	97.7	—		97.7
Property, plant and equipment	878.0	1,787.8	1,907.8	—		4,573.6	892.7	1,778.1	—		2,670.8
Other assets	—	35.7	—	—		35.7	—	68.8	—		68.8

Total assets	$935.1	$3,654.5	$2,586.3	$44.1		$7,220.0	$934.6	$3,663.2	$30.0		$4,627.8

Liabilities and divisional equity
Current liabilities
Accounts payable	25.7	57.1	14.1	—		96.9	20.3	51.1	—		71.4
Management fee payable — current portion	5.6	—	—	—		5.6	5.6	—	—		5.6
Bank loan	—	—	—	—		—	—	149.6	—		149.6
Other liabilities	—	7.8	8.1	—		15.9	—	7.8	—		7.8
Current portion of non-recourse borrowings	—	17.7	5.0	—		22.7	—	224.0	—		224.0

Total current liabilities	31.3	82.6	27.2	—		141.1	25.9	432.5	—		458.4

Non-recourse borrowings	410.0	1,430.5	1,285.0	—		3,125.5	410.0	1,079.9	—		1,489.9
Other debt of subsidiaries	—	909.3	—	—		909.3	—	1,771.3	—		1,771.3
Deferred tax liabilities	—	—	584.6	—		584.6	—	—	—		—
Management fee payable —	28.2	—	—			28.2	34.4	—	—		34.4
Other liabilities	7.0	38.9	—	—		45.9	12.1	43.6	—		55.7
Minority interest in net assets	—	—	—	1,089.6	(c)	1,089.6	—	—	468.3	(c)	468.3

Divisional equity	458.6	1,193.2	689.5	(1,045.5	)(d)	1,295.8	452.2	335.9	(438.3	)(d)	349.8

Total liabilities and divisional equity	$935.1	$3,654.5	$2,586.3	$44.1		$7,220.0	$934.6	$3,663.2	$30.0		$4,627.8

	For the Six Months Ended June 30, 2007						For the Six Months Ended June 30, 2006
	Island	Transelec	Longview	Adjustments		Combined	Island	Transelec	Adjustments		Combined

Revenues
Timber	$130.9	$—	$42.5	$—		$173.4	$96.7	$—	$—		$96.7
Transmission	—	117.5	—	—		117.5	—	—	—		—

	130.9	117.5	42.5	—		290.9	96.7	—	—		96.7
Costs and expenses applicable to revenues	(77.7)	(13.0)	(20.7)	—		(111.4)	(61.8)	—	—		(61.8)
Selling, general and administrative expenses	(4.3)	(5.2)	(5.6)	—		(15.1)	(2.8)	(0.8)	—		(3.6)
Gain on sale of assets	4.0	—	—	—		4.0	1.0	—	—		1.0
Other income (expense)	2.8	11.8	1.5	—		16.1	(2.6)	—	—		(2.6)
Interest income on restricted cash	—	38.1	—	—		38.1	—	—	—		—
Interest expense	(12.8)	(140.3)	(14.4)	9.1	(b)	(158.4)	(12.5)	—	—		(12.5)
Depreciation, depletion and amortization	(13.6)	(28.6)	(24.9)	—		(67.1)	(11.8)	—	—		(11.8)

Income (loss) before deferred taxes and minority interest	29.3	(19.7)	(21.6)	9.1		(2.9)	6.2	(0.8)	—		5.4
Deferred income taxes	—	6.3	9.3	—		15.6	—	0.1	—		0.1
Disposal of manufacturing assets	—	—	0.5	—		0.5	—	—	—		—
Minority interest in income of consolidated subsidiaries	—	—	—	(11.6	)(c)	(11.6)	—	—	(2.4	)(c)	(2.4)

Net income for the period	$29.3	$(13.4)	$(11.8)	$(2.5	)(d)	$1.6	$6.2	$(0.7)	$(2.4	)(d)	$3.1

	For the Six Months Ended June 30, 2007					For the Six Months Ended June 30, 2006
	Island	Transelec	Longview	Adjustments	Combined	Island	Transelec	Adjustments	Combined

Operating activities
Net income for the period	$29.3	$(13.4)	$(11.8)	$(2.5)	$1.6	$6.2	$(0.7)	$(2.5)	$3.0
Items not involving cash:
Depreciation, depletion and amortization	13.6	28.6	24.9	—	67.1	11.8	—	—	11.8
Gain on sale of assets	(4.0)	—	1.2	—	(2.8)	(1.0)	—	—	(1.0)
Minority interests	—	—	—	11.6	11.6	—	—	2.5	2.5
Deferred income taxes	—	(6.7)	(8.0)	—	(14.7)	—	—	—	—
Other	—	(3.3)	(2.6)	(9.1)	(15.0)	(0.1)	(0.3)	—	(0.4)
Change in non-cash operating items
Accounts receivable	4.9	(6.5)	4.2	—	2.6	2.6	(13.8)	—	(11.2)
Loan receivable	—	—	91.3	—	91.3	—	—	—	—
Prepaid expenses and other assets	(0.8)	1.4	2.6	—	3.2	0.6	—	—	0.6
Recoverable taxes	—	(1.0)	—	—	(1.0)	—	—	—	—
Accounts payable and other accruals	5.5	(13.6)	6.0	—	(2.1)	1.8	(2.2)	—	(0.4)
Inventories	(11.4)	—	22.6	—	11.2	(10.2)	—	—	(10.2)
Other	0.4	3.3	(24.3)	—	(20.6)	1.0	—	—	1.0
Management fee payable	(6.2)	—	—		(6.2)	—	—	—	—

	31.3	(11.2)	106.1	—	126.2	12.6	(17.0)	—	(4.4)

Investing activities
Additions to PP&E, and timberlands	5.1	(7.1)	(17.6)	—	(19.6)	(5.2)	(1,634.4)	—	(1,639.6)
Proceeds from sale of capital assets	—	—	52.6	—	52.6	4.1	—	—	4.1
Proceeds from sale of manufacturing assets	—	—	139.9	—	139.9	—	—	—	—
Purchase of outstanding shares of stock	—	—	(1,463.6)	—	(1,463.6)	—	—	—	—
Other	—	2.7	—	—	2.7	—	(814.0)	—	(814.0)

	5.1	(4.4)	(1,288.7)	—	(1,288.0)	(1.1)	(2,448.4)	—	(2,449.5)

Financing activities
Short term borrowings	—	—	(27.0)	—	(27.0)	—	—	—	—
Additions to long-term debt	—	141.7	1,350.0	—	1,491.7	—	2,228.0	—	2,228.0
Repayment of loans and debt	—	(149.7)	(572.4)	—	(722.1)	—	—	—	—
Distribution to limited partners	(28.2)	—	—	14.1	(14.1)	(17.0)	—	8.5	(8.5)
Cash dividends paid	—	—	(250.7)	—	(250.7)	—	—	—	—
Capital contributions	—	—	688.3	—	688.3	—	344.6	—	344.6
Other	—	—	(22.3)	—	(22.3)	—	—	—	—

	(28.2)	(8.0)	1,165.9	14.1	1,143.8	(17.0)	2,572.6	8.5	2,564.1

Increase in cash and cash equivalents	8.2	(23.6)	(16.7)	14.1	(18.0)	(5.5)	107.2	8.5	110.2
Cash and cash equivalents, beginning of period	7.7	121.0	60.8	30.0	219.5	18.3	—	11.5	29.8

Cash and cash equivalents, end of period	$15.9	$97.4	$44.1	$44.1	$201.5	$12.8	$107.2	$20.0	$140.0

(a)	Reflects the division’s share of distributions paid out by Island.

(b)	Eliminations of interest expense paid by Transelec to Brookfield in connection with Brookfield’s proportionate share of Transelec’s long-term notes payable to related parties.

(c)	Reflects the portion of Island and Transelec not owned by the Division.

(d)	Reflects the impact of the above adjustments on the Division’s equity and net income.

7.  Contingencies

      Litigations, lawsuits and demands from regulators

The following are certain contingencies that are present at Transelec.

1.	On May 15, 2000, the Superintendency of Electricity and Fuel (Superintendencia de Electicidad y Combustibles or SEyC) fined Transelec 300 annual tax units (“UTA”), which as of June 30, 2007, amounted to $0.2 million, through Exempt Resolution No. 876, for its alleged responsibility in the power failure of the Sistema Interconectado Central (“SIC”) on July 14, 1999, caused by the untimely withdrawal from service of the San Isidro Plant of San Isidro S.A. On May 25, 2000, an administrative motion was filed by Transelec before SEyC, which is pending resolution.

2.	On December 5, 2002, SEyC in Ordinary Official Letter No. 7183, charged Transelec for its alleged responsibility in the interruption of electrical supply in the SIC on September 23, 2002. By Exempt Resolution No. 1438 of August 14, 2003, the SEyC applied various fines to Transelec for a total of UTA 2,500 equivalent as of June 30, 2007 to $1.9 million. Transelec had appealed the complaint before the Santiago Court of Appeals, and made a deposit of 25% of the original fine. Transelec claims that it is not responsible for this situation since it considers it a case of force majeure.

3.	The SEyC in Ordinary Official Letter No. 1210, dated February 21, 2003, filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, SEyC imposed a fine of UTA 560 equivalent as of June 30, 2007 to $0.4 million, against which a writ of administrative reconsideration was filed, which was subsequently rejected. Transelec appealed the complaint before the Santiago Court of Appeals and made a deposit of 25% of the original fine. Transelec claims that it is not responsible for this situation since it considers it a case of force majeure.

4.	On June 30, 2005 SEyC through Exempt Resolution No. 1117, applied the following sanctions to Transelec: (i) a fine of 560 UTA equivalent as of June 30, 2007 to $0.4 million, for allegedly not having ensured electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; (ii) a fine of 560 UTA equivalent as of June 30, 2007 to $0.4 million, levied on Transelec as owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. Transelec appealed the charges before the SEyC, which is pending resolution. Management believes it has no responsibility for these events.

5.	On December 17, 2004, SEyC, through Exempt Resolution No. 2334, fined Transelec with an amount of 300 UTA equivalent as of June 30, 2007 to $0.2 million, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck that crashed into a structure of the Charrúa — Temuco transmission line. Transelec filed a motion of invalidation and administrative reconsideration, claiming that it was a case of force majeure and that the charges are not applicable and should be cancelled.

6.	On December 31, 2005, SEyC through Official Letter No. 1831, filed charges against Transelec for allegedly operating its installations and in the process infringing on various provisions of the electrical regulations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By Resolution No. 220, on February 7, 2006, Transelec was fined with an amount of 560 UTA equivalent as of June 30, 2007 to $0.4 million. Recourse was presented on February 16, 2006, which is still pending resolution.

7.	On August 11, 2003, Transelec was notified of the resolution of the arbitration case against Sociedad Austral de Electricidad S.A. (“Saesa”) in which Transelec demanded an amount of $2.3 million. The resolution rejected the claim filed by Transelec. Currently, the recourse to overturn this decision remains outstanding before the Santiago Court of Appeal. The purpose of this trial is to determine the amount that Saesa should pay to Transelec for use of its transmission system. Up to June 30, 2007, Transelec has recognized and/or received part of the claimed amount in conformity with Resolution of Ministry of Economic Development and Reconstruction No. 88 of 2001.

8.	Through Ordinary Office No. 793, dated December 12, 2005, the SEyC of the 7th Region, filed charges against Transelec for loss of electrical power in the town of Constitución on November 21, 2005 due to a failure, which occurred as a consequence of forestry works that caused a tree to fall on the power line between San Javier and Constitución. Transelec presented its evidence on January 4, 2006. On May 7, 2006, by Resolution No. 33, the SEyC of the 7th Region fined the Company with the amount of 400 UTM equivalent as of June 30, 2007 to $0.1 million. The sanction was re-imposed and ratified on June 7, 2006 by Resolution No. 42. Transelec appealed the charges before the Court of Appeals of Talca, placing a deposit of 25% of the original fine. Transelec maintains that it is not responsible for this event, as it was caused by a third party, and thus should be considered a case of force majeure.

HQI TRANSELEC CHILE S.A. AND SUBSIDIARY

As at June 30, 2006 and December 31, 2005
and for the period ended June 30, 2006 and the years ended December 31, 2005 and 2004

Report of Independent Auditors

To the Board of Directors and Shareholders of
  HQI Transelec Chile S.A.:

We have audited the accompanying consolidated balance sheets of HQI Transelec Chile S.A. and subsidiary (“the Company”) as of June 30, 2006 and December 31, 2005, and the related consolidated statements of income and cash flows for the six months ended June 30, 2006 and for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HQI Transelec Chile S.A. and subsidiary at June 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for the six months ended June 30, 2006 and for the year ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 27 to the consolidated financial statements).

Santiago, Chile	(signed) Ernst & Young Ltda.
August 9, 2006
(Except for Notes 26 and 27 for which the date is June 8, 2007)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
  Transelec S.A.:

We have audited the accompanying consolidated statements of income and cash flows of HQI Transelec S.A. and subsidiary (the “Company”) for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of HQI Transelec S.A. and subsidiary for the year ended December 31, 2004, in conformity with accounting principles generally accepted in Chile.

Santiago, Chile	(signed) PricewaterhouseCoopers
June 8, 2007

HQI TRANSELEC CHILE S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of June 30, 2006 unless otherwise stated)

		June 30,	December 31,
	Note	2006	2005
		ThCh$	ThCh$

ASSETS
Current assets:
Cash and banks		3,860,774	3,074,019
Term deposits	3	36,428,774	17,051,988
Trade accounts receivable	4	13,967,967	8,086,118
Miscellaneous receivables, net	4	522,668	446,963
Accounts receivable from related companies	5	—	5,170
Inventories		43,968	44,772
Recoverable taxes	6	—	1,290,916
Prepaid expenses		314,331	578,905
Deferred income taxes, net	6	—	201,068
Other current assets	7	15,429,947	15,287,025

Total current assets		70,568,429	46,066,944

Property, plant and equipment:	9
Land		6,969,202	6,990,536
Buildings and infrastructure, works in progress		414,954,450	410,403,771
Machinery and equipment		341,483,690	340,765,449
Other fixed assets		1,563,124	1,547,719
Technical reappraisal		22,379,528	22,943,694
Accumulated depreciation (less)		(154,321,303)	(144,163,720)

Total property, plant and equipment, net		633,028,691	638,487,449

Other assets:
Investments in other companies	10	77,460	71,650
Goodwill, net of accumulated amortization	11	86,086,711	89,137,804
Long-term receivables	4	8,886,192	8,815,497
Long-term deferred income taxes, net	6	5,303,254	8,053,956
Intangibles, net of accumulated amortization	12	24,441,746	22,956,598
Other	13	5,533,809	6,196,749

Total other assets		130,329,172	135,232,254

Total assets		833,926,292	819,786,647

The accompanying notes are an integral part of these financial statements.

HQI TRANSELEC CHILE S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of June 30, 2006 unless otherwise stated)

		June 30,	December 31,
	Note	2006	2005
		ThCh$	ThCh$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bonds payable — short-term portion	14	132,051,600	35,482,096
Accounts payable		11,014,587	8,115,571
Miscellaneous payables	5	1,663,294	1,322,149
Notes and accounts payable to related companies		—	117,390
Provisions	15	1,693,455	1,576,344
Withholdings		1,180,892	1,127,398
Income tax payables	6	966,638	—
Deferred income taxes, net	6	5,153	—
Other current liabilities		42,693	124,589

Total current liabilities		148,618,312	47,865,537

Long-term liabilities:
Long-term bonds payable	14	329,711,427	437,791,401
Miscellaneous long-term payables	4	6,859,236	4,189,429
Provisions	15	1,486,861	1,503,217
Other long-term liabilities		2,200,085	—

Total long-term liabilities		340,257,609	443,484,047

Minority interest		1,719	1,731
Contingencies and commitments	22	—	—
Shareholders’ Equity:	17
Paid-in capital		319,136,035	319,136,035
Accumulated deficit		(36,792)	(524,011)
Net income for the period		25,949,409	35,390,487
Interim dividends (less)		—	(25,567,179)

Shareholders’ equity, net		345,048,652	328,435,332

Total liabilities and Shareholders’ Equity		833,926,292	819,786,647

The accompanying notes are an integral part of these financial statements.

HQI TRANSELEC CHILE S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of June 30, 2006 unless otherwise stated)

		Six Months
		Ended	Year Ended
		June 30,	December 31,	December 31,
	Note	2006	2005	2004
		ThCh$	ThCh$	ThCh$

Operating income:
Sales		62,458,308	120,971,772	117,292,477
Cost of sales		(18,233,901)	(35,356,862)	(34,524,366)

Gross margin		44,224,407	85,614,910	82,768,111
Administrative and selling expenses		(2,343,865)	(4,519,366)	(4,996,747)

Operating income		41,880,542	81,095,544	77,771,364

Non-operating income and expense:
Interest income		845,021	3,899,367	4,205,290
Other non-operating income	18	7,764,399	3,875,977	1,380,647
Amortization of goodwill	11	(3,051,093)	(6,150,093)	(5,974,573)
Interest expense		(17,575,078)	(37,302,193)	(35,814,256)
Other non-operating expenses	18	(484,876)	(4,501,396)	(4,988,117)
Price-level restatement, net	19	309,604	(1,316,908)	113,749
Foreign currency translation, net	20	2,263,053	5,022,294	(885,742)

Non-operating income and expenses, net		(9,928,970)	(36,472,952)	(41,963,002)

Income before income taxes and minority interest		31,951,572	44,622,592	35,808,362

Income taxes	6	(6,002,063)	(9,231,929)	(8,070,654)
Income before minority interest		25,949,509	35,390,663	27,737,708
Minority interest		(100)	(176)	(241)

Net income for the period		25,949,409	35,390,487	27,737,467

The accompanying notes are an integral part of these financial statements.

HQI TRANSELEC CHILE S.A. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of June 30, 2006 unless otherwise stated)

		Six Months
		Ended	Year Ended
		June 30,	December 31,	December 31,
	Note	2006	2005	2004
		ThCh$	ThCh$	ThCh$

Cash Flows from Operating Activities:
Net income for the period		25,949,409	35,390,487	27,737,467
Gain sale of fixed assets		(7,480,862)	(425,598)	(101,094)
Charges (credits) to income that do not represent cash flows:
Depreciation for the year		11,904,937	23,046,777	22,101,621
Amortization of intangibles		390,706	739,103	740,914
Write offs and provisions		—	1,509,809	2,016,901
Amortization of goodwill		3,051,093	6,150,093	5,974,573
Price-level restatement, net		(309,604)	1,316,908	(113,749)
Foreign exchange rate differences, net		(2,263,053)	(5,022,294)	885,742
Other charges to income that do not represent cash flows		943,436	1,892,666	1,889,882
Changes in assets, that affect cash flows (increase) decrease:
Trade accounts receivable		(5,914,602)	5,455,294	(169,090)
Inventories		803	1,190	2,358
Other assets		(1,801,870)	1,720,158	730,853
Changes in liabilities that affect cash flows increase (decrease):
Accounts payable related to operating income		(8,196,658)	(4,336,297)	(2,273,578)
Interest payable		165,329	(515,450)	(431,623)
Income taxes payable (net)		5,216,400	5,884,390	12,889
Value added tax and other similar taxes payable		111,165	(436,807)	3,289,602
Minority interest		100	176	241

Net cash provided by operating activities		21,766,729	72,370,605	62,293,909

Cash Flows from Financing Activities:
Dividends paid		(9,280,900)	(53,100,912)	(16,160,641)
Capital reduction		—	(37,905,120)	—

Net cash used in financing activities		(9,280,900)	(91,006,032)	(16,160,641)

Cash Flows from Investing Activities:
Sale of fixed assets		13,757,576	466,272	278,578
Collection of related companies loans			33,417,416	10,446,527
Purchase of fixed assets (less)		(5,364,872)	(18,280,327)	(45,761,615)
Payment of capitalized interest (less)		(675,376)	(1,187,201)	(4,019,233)
Permanent investments		—	—	(12,824)
Other investment disbursements		—	—	(1,570,624)

Net cash flows provided by (used in) investing activities		7,717,328	14,416,160	(40,639,191)

Total net cash flows for the period		20,203,157	(4,219,267)	5,494,077
Effect of inflation and currency exchange rate on cash and cash equivalents		(80,466)	(8,535,370)	(2,570,785)

Net change in cash and cash equivalents		20,122,691	(12,754,637)	2,923,292

Cash and cash equivalents, beginning of the year		32,772,296	45,526,933	42,603,641

Cash and cash equivalents, end of the year	2(f)	52,894,987	32,772,296	45,526,933

The accompanying notes are an integral part of these financial statements.

HQI TRANSELEC CHILE S.A. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of June 30, 2006 unless otherwise stated)

1.  COMPANY’S BACKGROUND AND BUSINESS

Inversiones HQ Chile Limitada, now under name HQI Transelec Chile S.A. (the “Company”), was formed as a limited liability company (sociedad de responsibilidad limitada) on September 15, 2000. The objective of the Company was to invest in shares and other securities. On October 16, 2000 the Company changed its name to Inversiones HQI Transelec Chile Limitada, without making any change to the Company’s objective.

On October 23, 2000, Inversiones HQI Transelec Chile Limitada and Inversiones HQI Chile Holding Limitada (both subsidiaries of Hydro-Québec, entity controlled by government of Québec province of Canada) together acquired all the shares of Compañía Nacional de Transmisión Eléctrica S.A. (“Transelec”) from Empresa Nacional de Electricidad S.A. (Endesa) and Endesa Inversiones Generales S.A.

On November 23, 2000, the Company changed its name to HQI Transelec Chile S.A. and was registered as a closed joint stock company with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or SVS) under number 729.

Per public deed dated January 18, 2001, the Company purchased from Inversiones HQI Chile Holding Limitada 98,606 shares, corresponding to 0.01% of the share capital in Compañía Nacional de Transmisión Eléctrica S.A., therefore concentrating 100% of its ownership. As a result, Compañía Nacional de Transmisión Eléctrica S.A. was absorbed by HQI Transelec Chile S.A., the latter assuming all assets, liabilities, rights and obligations of Transelec. The Company directly undertook business operations associated with transmission of electrical energy which were carried out by the absorbed entity. Currently the Company’s business is to exploit and develop electricity transmission systems in Chile. For this purpose it may obtain, acquire and use the respective concessions and permits and exercise all the rights and faculties that the prevailing legislation confers on electrical companies. The Company’s business also includes providing engineering or management consulting services to related companies and developing other business and industrial activities related to electrical transmission. HQI Transelec Chile S.A. may act directly or through subsidiaries or other related companies, both in Chile and abroad. As of June 30, 2006 and December 31, 2005 the Company has one subsidiary HQI Transelec Norte S.A. that also operates in the electricity transmission business in Chile.

2.  ACCOUNTING PRINCIPLES

(a)	Accounting period

These consolidated financial statements reflect the Company’s financial position as of June 30, 2006 and December 31, 2005, and the result of its operations and its cash flow for the six months period ended June, 30, 2006 and for the years ended December 31, 2005 and 2004.

(b)	Basis of preparation

The financial statements of HQI Transelec Chile S.A. and Subsidiary as of June 30, 2006 and December 31, 2005 and for the six months period ended June, 30, 2006 and for the years ended December 31, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and specific instructions and regulations issued by the SVS. In case of discrepancies, specific instructions and regulations issued by the SVS will prevail. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“U.S. GAAP”) or International Financial Reporting Standards (“IFRS”).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results of operations and cash flows of HQI Transelec Chile S.A. being the parent company and its subsidiary. Balances and the effects of all significant transactions between the parent company and its subsidiary have been eliminated on consolidation.

As of June 30, 2006 and as of December 31, 2005, the Group was composed of the parent company and directly controlled subsidiary HQI Transelec Norte S.A. in which the Company holds 99.99% participation.

Balance sheet accounts included in the financial statements of the Company’s subsidiary HQI Transelec Norte S.A that are prepared in United States dollars that is considered its functional currency were translated for consolidation purposes to Chilean Pesos at the exchange rate prevailing at balance sheet dates. Income and expenses accounts were translated to Chilean pesos using average exchange rates. The effects of any exchange rate fluctuations between the Chilean pesos and the U.S. dollar are included in the results of operations for the period. In accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants the investment in the subsidiary is price-level restated (see Note 2d), the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the U.S. dollar on the investment measured in U.S. dollars are reflected in equity in the account “Cumulative Translation Adjustment” (Other reserves).

The Company has designated under Chilean GAAP certain non-derivative financial instruments (debt) as hedges of the foreign currency exposure of net investments in HQI Transelec Norte S.A. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a cumulative translation adjustment to the extent it is effective and any ineffectiveness is recorded in earnings.

(d)	Price-level restatement

Chilean GAAP requires that the financial statements be restated to reflect the full effects of variations in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that allows calculation of net inflation gains or losses caused by the exposure of monetary assets and liabilities to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the parent company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, equity accounts and income statement accounts have been restated to reflect the changes in the CPI between the date they either were acquired or incurred and the balance sheet date.

The subsidiary HQI Transelec Norte S.A. prepares its financial statements in United State Dollars and thus under Chilean does not account for the effects of inflation in its financial statements.

The price-level restatements applied by HQI Transelec S.A. were calculated using the official consumer price index of the Chilean National Institute of Statistics and based on the “prior month rule,” in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

Changes over
previous
November 30

November 30, 2004	2.5%
November 30, 2005	3.6%
May 31, 2006	1.1%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

Changes over
previous
December 31

December 31, 2004	2.4%
December 31, 2005	3.7%
June 30, 2006	1.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

           Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Some of the Company’s liabilities are linked to the UF. Values for the UF are as follows (in historical Chilean pesos per UF):

Ch$

December 31, 2004	17,317.05
December 31, 2005	17,974.81
June 30, 2006	18,151.40

           Comparative financial statements

For comparative purposes, the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004 and their accompanying notes have been presented in constant Chilean pesos as of June 30, 2006. Amounts previously presented in constant Chilean pesos as of December 31, 2005 have been adjusted by the percentage change in the CPI to June 30, 2006, which was 1.1%.

These restatements do not change the prior periods’ statements or information in any way, except to update the amounts to constant Chilean pesos of similar purchasing power.

(e)	Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies have been stated at the observed exchange rates reported by the Central Bank of Chile as of December 31, as follows:

	As of	As of	As of
	June 30,	December 31,	December 31,
	2006	2005	2004
	Ch$	Ch$	Ch$

United States dollar	547.31	512.50	557.40
Euro	692.62	606.08	760.13

(f)	Cash and cash equivalents

Cash and cash equivalents presented in the consolidated statement of cash flows include cash, term deposits, and other balances (repurchase agreements) with maturities of less than 90 days and are detailed as follows:

	As of	As of	As of
	June 30,	December 31,	December 31,
	2006	2005	2004
	ThCh$	ThCh$	ThCh$

Cash and banks	3,860,774	3,074,019	2,724,142
Term deposits	36,428,774	17,051,988	28,802,391
Reverse resale agreements	12,605,439	12,646,289	14,000,400

Total	52,894,987	32,772,296	45,526,933

Term deposits are recorded at cost plus accrued interest and UF indexation adjustments, when applicable.

Reverse resale agreements are valued at the investment value (cost) plus accrued interest and indexation adjustments if applicable. Those instruments are classified in Other current assets on the consolidated balance sheet.

(g)	Allowance for doubtful accounts

The Company estimates allowances for doubtful accounts based on the analysis of aging of receivables and evaluation of customers’ situation. As of June 30, 2006 and December 31, 2005 the Company believes that it is unnecessary to record an allowance for doubtful accounts given lack of risk of uncollectability.

(h)	Property, plant and equipment

Property, plant and equipment are valued at price-level restated purchase cost less accumulated depreciation. Financing costs are capitalized to property, plant and equipment at construction sites during the construction period. Financial costs that have been capitalized during the six months ended June 30, 2006 and in the years ended December 31, 2005 and 2004 amounted to ThCh$ 675,376, ThCh$ 1,187,201 and ThCh$ 4,019,233, respectively.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and considering their estimated residual value when applicable. The estimated useful lives of the major classes of the property, plant and equipment are as follows:

Description	Years

Transmission lines	40
Electrical equipment	15-35
Non-hydraulic civil projects	40
Other	3-40

(i)	Lease contract

Financial leases correspond to assets that have been constructed by the Company upon specific requirement of the lessee. On termination of the lease the ownership will be transferred to the lessee, with payment of an amount equal to the last installment. This contract is recorded in accordance with Technical Bulletin No. 22 and classified under Miscellaneous receivables in current assets and Long-term receivables.

(j)	Intangibles

Intangibles correspond to the rights-of-way valued at price-level restated cost less accumulated amortization. The rights-of-way are amortized on the straight-line basis over 40 years, in conformity with Technical Bulletin No. 55 issued by the Chilean Association of Accountants.

(k)	Goodwill

The amount presented as Goodwill represents the difference between the purchase price of the shares in Compañía Nacional de Transmisión Eléctrica S.A. and the proportional equity of the investment at its carrying value on the purchase date. Goodwill is amortized over a 20-year period.

(l)	Bonds payable

This item includes, in the long-term, the obligation incurred in the issuance of bonds by the Company at nominal value plus readjustments at year-end and, in short-term, accrued interest at year-end. The difference between the book value and placement value is amortized until maturity and is presented in Other current assets and Other long-term assets.

(m)	Deferred debt issuance and placement expenses

The Company defers the expenses incurred in relation to the issuance and placement of debt instruments and amortizes them on a straight-line basis over the duration of the liabilities. Those balances are included in Other assets and Other current assets.

(n)	Income taxes and deferred taxes

The Company has determined its current tax assets and liabilities in accordance with Chilean tax regulations.

The Company records also deferred income taxes recognizing, using the liability method, the deferred tax effects of temporary differences between the accounting and tax values of assets and liabilities.

In conformity with the Technical Bulletin No. 60 and other complementary Bulletins issued by the Chilean Association of Accountants, deferred taxes have been recorded for all temporary differences between accounting and tax values of assets and liabilities and considering the tax rate at the expected date of reversal based on enacted tax rates. The effect of deferred income taxes, which were not previously recorded by Transelec, in the moment of acquisition by HQI Transelec Chile S.A. on October 23, 2000, are recognized in income since the acquisition date, based on the period of reversal.

(o)	Staff severance indemnities

The provision for severance payments to Company staff upon reaching 15 years of service is recorded at present value on an accrual basis, using an annual interest rate of 6.5% and considering an average tenure of 40 years. An average of 75% of the benefit, for staff with less than 15 years of service, has been accrued at present value.

(p)	Vacation accrual

In conformity with Technical Bulletin No. 47 issued by the Chilean Association of Accountants, the annual cost of employee vacations is recorded as an expense in the financial statements on an accrual basis.

(q)	Revenues

Revenues from electricity transmission are recognized as power is transmitted. This includes transmission service provided but not invoiced at period-end. Amounts invoiced and not invoiced are included in Trade accounts receivable within Current assets.

Certain amounts determined as the remuneration received by the trunk transmission system in accordance with Law 19,940 (Short Law) enacted on March 13, 2004 are provisional and will be re-determined once the technical study of the system will be finally concluded, approved by Panel of Experts and officially announced. The Company uses estimates to determine part of its revenues and costs and corresponding accounts receivable and payable for that concept. The final realization of these amounts may occur in future years and consequently a part of these balances is presented in Long-term receivables and Long-term liabilities. Currently management estimates that eventual gains or losses resulting from adjusting the tariff would not be significant.

The Company’s revenues correspond mainly to income from the commercialization of the capacity of its electricity transmission facilities. The total remuneration for the use of transmission facilities is determined applying concept of New Replacement Value (VNR), which represents the cost of replacing the existing facilities with new facilities with similar characteristics at current market prices. The AVNR (the VNR annuity) is based on a rate of 10% and a useful life of 30 years for all facilities. The Company’s annual remuneration includes the annuity of the VNR (AVNR) plus the Operation and Maintenance Costs (COyM).

The AVNR plus COyM — is divided into two parts: (i) the expected Tariff Revenue (Ingresos Tarifarios or IT) and (ii) the tolls. The expected Tariff Revenue is the income that the transmission company receives for the differences that occur when applying the expected marginal costs of electricity, associated with the expected operation of the system, to the injection and withdrawals of power and energy in a given section. Nevertheless, given the natural economies of scale in transmission activities, the expected Tariff Revenue is, on the average, insufficient to recover the whole AVNR plus the COyM. Therefore, the IT is complemented with the transmission toll in order to obtain, finally, the whole AVNR plus COyM remuneration.

The tolls for use of the transmission installations are determined by regulatory organizations Centro de Despacho Económico de Carga (“CDEC”) and Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande (“CDEC-SING”) and are binding for all entities participating in the electricity market. CDEC and CDEC-SING use in its calculation information about AVNR and COyM provided by the Company. The calculation is indexed in accordance with a tariff models used by CDEC and CDEC-SING to determine the tolls.

(r)	Derivative contracts

The derivatives contracts used by the Company include foreign exchange forward contracts and swaps that have been designated as hedges under Chilean GAAP. In conformity with Technical Bulletin No. 57 issued by the Chilean Association of Accountants the instruments are recorded at fair value and unrealized gain and losses resulting from the changes in the fair value of those instruments are deferred on the balance sheet. When the contracts expire previously deferred amounts are recognized in income.

(s)	Computer software

The Company’s computer software has been acquired as computer packages, and is amortized over a three-year period.

(t)	Statement of cash flows

The consolidated statement of cash flows has been prepared in accordance with generally accepted accounting principles in Chile using the indirect method and complies also with the requirements of U.S. GAAP. Cash flows from operating activities include all business-related cash flows and, in general, all cash flows not defined as from investing or financing activities. The concept of operations used in this statement is broader than the one used in the Statement of income.

3. TERM DEPOSITS

The detail of term deposits is as follows:

	As of	As of
	June 30,	December 31,
Bank	2006	2005
	ThCh$	ThCh$

Citibank NA	15,430,054	1,057,237
Banco Chile	2,609,755	1,463,389
Banco Santander Santiago	3,088,516	3,377,155
Banco BBVA	3,686,092	3,244,180
Banco Credito de e Inversiones	31,064	678,273
Bank of America NA TD	11,583,293	1,005,046
JP Morgan CH.Bk NA TD	—	6,226,708

Total	36,428,774	17,051,988

4. CURRENT AND LONG-TERM RECEIVABLES

Components of current receivables are as follows:

	As of	As of
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Trade accounts receivable from tolls	8,609,332	7,682,822
Receivables from services	14,849	403,296
Trade accounts receivable from tariff revenue	5,343,786	—

Total	13,967,967	8,086,118

Aging structure of Trade accounts receivable and long-term receivables as of June 30, 2006 and December 31, 2005 are as follows:

			Current
	Up to 90 days		From 90 to 365 days		Total Current (net)		Long-term
	2006	2005	2006	2005	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	12,963,561	8,086,118	1,004,406	—	13,967,967	8,086,118	—	—
Miscellaneous receivables(1)	522,668	446,963	—	—	522,668	446,963	8,886,192	8,815,497

Total	13,486,229	8,533,081	1,004,406	—	14,490,635	8,533,081	8,886,192	8,815,497

(1)	In long-term receivables the Company classified positive differences related to the estimation of the tariff income, as discussed in the Note 2q) of ThCh$ 6,641,138 as of June 30, 2006 (ThCh$ 6,767,611 as of December 31, 2005). Negative difference from the estimations is shown in Miscellaneous payables caption under Long-term liabilities and amounts to ThCh$ 6,859,236 as of June 30, 2006 and to ThCh$ 4,189,429 as of December 31, 2005. Those amounts do not bear interest. These differences originate because, by law, the Company must charge toll fees, that is, the annual value of transmission per tranche less expected Tariff Revenue. However, when receiving real tariff revenue per tranche from CDEC and CDEC-SING, the law requires re-invoicing of the difference between expected Tariff Revenue and real tariff revenue, and the difference must be refunded or charged to the users of the respective transmission tranches. The timing of the settlement of those balances depends on the termination of the tariff setting process based on the results of the trunk transmission study as set in the Short Law (see Note 2q)). Currently it is expected that this process will be concluded by the end of the year 2007.

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

(a)	Notes and accounts receivable (current)

	As of	As of
	June 30,	December 31,
Company	2006	2005
	ThCh$	ThCh$

Hydro-Québec International Transmision Sudamérica S.A.	—	5,170

Total	—	5,170

The receivables as of December 31, 2005 correspond to payments made on behalf of Inversiones HQI Chile Holding Limitada.

(b)	Notes and accounts payable (current)

	As of	As of
	June 30,	December 31,
Company	2006	2005
	ThCh$	ThCh$

Hydro-Québec International	—	47,035
Hydro-Québec International Transmision Sudamérica S.A.		70,355

Total	—	117,390

The balances due to Hydro-Québec International and Hydro-Québec International Transmisión Sudamérica S.A. as of December 31, 2005, correspond to consulting-type services received from those companies.

(c)	Transactions with related parties

Transactions performed with related entities in the six months ended June 30, 2006 and in the year ended December 31, 2005 and 2004 that have a significant effect on income were as follows:

			Six months ended		Year ended		Year ended
			June 30, 2006		December 31, 2005		December 31, 2004
				Effect on		Effect on		Effect on
				income		income		income
				(Charge)/		(Charge)/		(Charge)/
Company	Nature of relationship	Transaction	Amount	Credit	Amount	Credit	Amount	Credit
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Hydro-Québec internacional Transmisión Sudamérica S.A.	Direct parent	Loans granted	—	—	1,458,209	—	3,093,308	—
Hydro-Québec internacional Transmisión Sudamérica S.A.	Direct parent	Repayment of loans received	—	—	31,117,849	—	—	—
Hydro-Québec internacional Transmisión Sudamérica S.A.	Direct parent	Interest received	—	—	2,944,345	—	—	—
Hydro-Québec internacional Transmisión Sudamérica S.A.	Direct parent	Services purchased	—	—	399,616	(399,616)	457,535	(457,535)
Hydro-Québec International	Indirect parent	Services purchased	—	—	696,990	(696,990)	1,223,145	(1,223,145)

6. RECOVERABLE AND INCOME TAXES

(a)	Taxes recoverable and payable

As of June 30, 2006 and December 31, 2005 income tax provision is recorded in current assets (current liabilities) and shown under Recoverable taxes and Income tax payables, respectively and according to the following detail:

	As of	As of
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Income tax provision	(3,045,137)	(3,306,214)
Monthly income tax installments	2,078,499	4,591,844
Other credits	—	5,286

Total	(966,638)	1,290,916

(b)	Income tax charge

The composition of the net income tax charge to income, including the effect of deferred taxes recognized in accordance with Technical Bulletin No. 60 and other complementary Bulletins as well as SVS Circular No. 1466 and related regulations is as follows:

	Six months	Year ended	Year ended
	ended	December 31,	December 31,
Description	June 30, 2006	2005	2004
	ThCh$	ThCh$	ThCh$

Current income tax	(3,045,137)	(3,306,214)	(4,109,072)
Effect of deferred income taxes	(2,920,951)	(5,839,377)	(3,875,244)
Effect of amortization of complementary deferred tax assets and liabilities	(35,975)	(86,338)	(86,338)

Total	(6,002,063)	(9,231,929)	(8,070,654)

(c)	Deferred taxes

As of June 30, 2006 and December 31, 2005, deferred income taxes are composed as follows:

	As of June 30, 2006				As of December 31, 2005
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Staff vacation accrual	83,232	—	—	—	96,544	—	—	—
Leased assets	—	—	—	4,195,929	—	27,486	—	4,671,326
Property, plant and equipment	—	9,847,645	—	—	—	12,732,066	—	—
Staff severance indemnities	—	—	—	198,457	—	—	—	205,975
Capitalization of financial expenses	—	—	—	1,329,173	—	—	—	1,290,871
Write-offs of assets	—	209,164	—	—	—	224,894	—	—
Prepaid expenses	—	—	—	806,378	—	—	—	906,291
Forward contracts	—	—	167,874	—	20,737	—	—	—
Swap contracts	—	131,361	—	—	—	478,551	—	—
Others	79,489	15,573	—	—	83,787	—	—	—

Total	162,721	10,203,743	167,874	6,529,937	201,068	13,462,997	—	7,074,463
Complementary accounts net of amortization	—	—	—	(1,629,448)	—	—	—	(1,665,422)

Total deferred taxes	162,721	10,203,743	167,874	4,900,489	201,068	13,462,997	—	5,409,041

Net deferred tax assets/liabilities	—	5,303,254	5,153	—	201,068	8,053,956	—	—

7. OTHER CURRENT ASSETS

Other current assets are summarized as follows:

	As of	As of
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Reverse resale agreements(1)	12,605,439	12,646,289
Bond issuance expenses	1,175,454	1,175,454
Bond placement discount	661,563	661,563
Forward contracts	987,491	—
Other	—	803,719

Total	15,429,947	15,287,025

(1)	Details provided in Note 8.

8. REVERSE RESALE AGREEMENTS

As of June 30, 2006 these transactions are summarized as follows:

Dates				Subscription	Interest
Inception	Maturity	Counterparty	Currency	value	rate	Final value	Market value
				ThCh$		ThCh$	ThCh$

Jun 7, 2006	Jul 6, 2006	Banco Security	Ch$	147,000	0.38%	147,540	147,428
Jun 6, 2006	Jul 4, 2006	Banco Santander Santiago	Ch$	100,000	0.38%	100,355	100,304
Jun 13, 2006	Jul 3, 2006	Banco Santander Santiago	Ch$	86,500	0.38%	86,719	86,686
Jun 14, 2006	Jul 6, 2006	Banco Santander Santiago	Ch$	100,500	0.39%	100,787	100,709
Jun 15, 2006	Jul 7, 2006	Banco Santander Santiago	Ch$	100,800	0.39%	101,088	100,997
Jun 16, 2006	Jul 10, 2006	Citibank NA	Ch$	700,000	0.34%	701,904	701,111
Jun 16, 2006	Jul 12, 2006	Citibank NA	Ch$	2,450,800	0.36%	2,458,446	2,454,917
Jun 16, 2006	Jul 11, 2006	Banco Santander Santiago	Ch$	110,000	0.39%	110,358	110,200
Jun 16, 2006	Jul 5, 2006	Banco Santander Santiago	Ch$	100,000	0.39%	100,247	100,182
Jun 16, 2006	Jul 10, 2006	Banco Santander Santiago	Ch$	150,000	0.39%	150,468	150,273
Jun 19, 2006	Jul 4, 2006	Banco Security	Ch$	778,000	0.38%	779,478	779,084
Jun 20, 2006	Jul 18, 2006	Banco de Chile	Ch$	580,00	0.38%	582,057	580,735
Jun 21, 2006	Jul 5, 2006	Banco de Chile	Ch$	384,290	0.38%	384,971	384,728
Jun 21, 2006	Jul 14, 2006	Banco Santander Santiago	Ch$	100,000	0.41%	100,314	100,123
Jun 21, 2006	Jul 13, 2006	Banco Santander Santiago	Ch$	93,500	0.41%	93,781	93,615
Jun 21, 2006	Jul 12, 2006	Banco Santander Santiago	Ch$	110,000	0.41%	110,316	110,135
Jun 22, 2006	Jul 18, 2006	Citibank NA	Ch$	1,850,000	0.37%	1,855,932	1,851,825
Jun 22, 2006	Jul 18, 2006	Banco Santander Santiago	Ch$	110,000	0.38%	110,362	110,111
Jun 22, 2006	Jul 17, 2006	Banco Santander Santiago	Ch$	100,700	0.38%	101,019	100,802
Jun 23, 2006	Jul 6, 2006	Banco de Credito e Inversiones	Ch$	219,000	0.34%	219,323	219,174
Jun 23, 2006	Jul 6, 2006	Banco de Credito e Inversiones	Ch$	1,429,000	0.40%	1,431,477	1,430,334
Jun 28, 2006	Jul 6, 2006	Banco de Credito e Inversiones	Ch$	355,900	0.40%	356,280	355,995
Jun 28, 2006	Jul 10, 2006	Banco Bilbao Vizcaya Argentaria	Ch$	1,019,600	0.34%	1,020,987	1,019,831
Jun 27, 2006	Jul 4, 2006	Banco de Chile	Ch$	1,050,700	0.38%	1,051,632	1,051,099
Jun 27, 2006	Jul 21, 2006	Banco Santander Santiago	Ch$	109,000	0.38%	109,331	109,041
Jun 27, 2006	Jul 20, 2006	Banco Santander Santiago	Ch$	100,000	0.38%	100,291	100,038
Jun 28, 2006	Jul 6, 2006	Banco de Credito e Inversiones	Ch$	94,500	0.35%	94,588	94,523
Jun 22, 2006	Jul 6, 2006	Banco Santander Santiago	Ch$	21,100	0.38%	21,137	21,122
Jun 23, 2006	Jul 6, 2006	Banco Santander Santiago	Ch$	16,300	0.37%	16,326	16,315
Jun 29, 2006	Jul 11, 2006	Banco Santander Santiago	Ch$	24,000	0.38%	24,036	24,002

							12,605,439

As of December 31, 2005 these transactions are summarized as follows:

Dates				Subscription	Interest
Inception	Maturity	Counterparty	Currency	value	rate	Final value	Market value
				ThCh$		ThCh$	ThCh$

Dec 28, 2005	Jan 4, 2006	Banco de Credito e Inversiones	Ch$	56,500	0.37%	56,549	57,143
Dec 29, 2005	Jan 10, 2006	Banco de Credito e Inversiones	Ch$	35,600	0.37%	35,653	36,001
Dec 29, 2005	Jan 12, 2006	Banco de Credito e Inversiones	Ch$	90,000	0.37%	90,155	91,012
Dec 15, 2005	Jan 5, 2006	Banco Santander Santiago	U.S.$	166,819	0.35%	167,159	168,916
Dec 7, 2005	Jan 9, 2006	Banco Santander Santiago	Ch$	87,435	0.34%	87,703	88,637
Dec 15, 2005	Jan 5, 2006	Banco de Credito e Inversiones	Ch$	480,500	0.35%	481,677	486,692
Dec 16, 2005	Jan 5, 2006	ABN Amro Bank	Ch$	2,770,500	0.33%	2,776,595	2,805,597
Dec 21, 2005	Jan 5, 2006	Banco Santander Santiago	Ch$	114,850	0.33%	115,040	116,241
Dec 21, 2005	Jan 6, 2006	Banco Santander Santiago	Ch$	150,000	0.33%	150,264	151,817
Dec 21, 2005	Jan 9, 2006	Banco Santander Santiago	Ch$	176,650	0.33%	177,019	178,789
Dec 21, 2005	Jan 12, 2006	Banco de Chile	Ch$	380,660	0.37%	381,693	385,321
Dec 21, 2005	Jan 12, 2006	Banco de Chile	Ch$	558,700	0.37%	560,216	565,542
Dec 21, 2005	Jan 2, 2006	Banco de Credito e Inversiones	Ch$	817,000	0.35%	818,144	826,950
Dec 22, 2005	Jan 9, 2006	Banco de Credito e Inversiones	Ch$	765,000	0.37%	766,698	774,273
Dec 22, 2005	Jan 10, 2006	Banco Santander Santiago	Ch$	150,000	0.34%	150,323	151,805
Dec 22, 2005	Jan 13, 2006	Banco Santander Santiago	Ch$	103,000	0.34%	103,257	104,239
Dec 22, 2005	Jan 9, 2006	Banco Security	Ch$	433,300	0.36%	434,236	438,539
Dec 22, 2005	Jan 9, 2006	Banco de Chile	Ch$	658,200	0.37%	659,661	666,179
Dec 26, 2005	Jan 12, 2006	Banco Santander Santiago	Ch$	123,480	0.35%	123,725	124,911
Dec 26, 2005	Jan 19, 2006	Banco de Chile	Ch$	382,700	0.37%	383,833	387,148
Dec 26, 2005	Jan 23, 2006	Citibank NA	Ch$	2,500,000	0.39%	2,509,100	2,529,143
Dec 26, 2005	Jan 26, 2006	Banco Bilvao Viscaya Argentaria	Ch$	800,000	0.37%	802,368	809,298
Dec 28, 2005	Jan 24, 2006	Banco Security	Ch$	500,000	0.36%	501,620	505,682
Dec 28, 2005	Jan 17, 2006	Banco Santander Santiago	Ch$	97,105	0.32%	97,312	98,207
Dec 28, 2005	Jan 20, 2006	Banco Santander Santiago	Ch$	97,105	0.32%	97,343	98,207

							12,646,289

9. PROPERTY, PLANT AND EQUIPMENT

Fixed Assets are summarized as follows:

	As of June 30, 2006			As of December 31, 2005
		Accumulated			Accumulated
	Cost	depreciation	Net book value	Cost	depreciation	Net book value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	6,969,202	—	6,969,202	6,990,536	—	6,990,536

Buildings and infrastructure:
Buildings	9,712,628	(2,366,336)	7,346,292	9,500,000	(2,203,183)	7,296,817
Access roads	609,377	(100,364)	509,013	606,575	(92,051)	514,524
Transmission lines	347,696,253	(58,646,727)	289,049,526	343,634,813	(55,040,702)	288,594,111
Houses and apartments	549,861	(355,852)	194,009	553,048	(350,960)	202,088
Non-hydraulic civil projects	36,413,491	(6,745,942)	29,667,549	35,411,771	(6,158,089)	29,253,682
Works in progress	19,972,840	—	19,972,840	20,697,564	—	20,697,564

Total Buildings and infrastructure	414,954,450	(68,215,221)	346,739,229	410,403,771	(63,844,985)	346,558,786

Machinery and equipment:
Telecommunications equipment	13,552,880	(5,068,545)	8,484,335	13,346,632	(4,646,006)	8,700,626
Furniture, machinery and office equipment	254,991	(167,278)	87,713	254,965	(158,478)	96,487
Service furniture and equipment	45,740	(24,412)	21,328	45,631	(22,860)	22,771
Tools and instruments	2,617,230	(1,474,464)	1,142,766	2,413,021	(1,422,661)	990,360
Power generation unit	822,746	(180,710)	642,036	819,132	(166,249)	652,883
Electrical equipment	276,776,912	(59,212,923)	217,563,989	276,564,687	(55,468,230)	221,096,457
Mechanical, protection and measurement equipment	42,673,669	(10,891,041)	31,782,628	42,700,270	(9,840,516)	32,859,754
Transport and loading equipment	777,011	(451,415)	325,596	776,998	(427,164)	349,834
Computers	1,021,679	(757,020)	264,659	996,027	(650,438)	345,589
Software	2,940,832	(2,252,986)	687,846	2,848,086	(2,014,099)	833,987

Total Machinery and equipment	341,483,690	(80,480,794)	261,002,896	340,765,449	(74,816,701)	265,948,748

Other Property, plant, and equipment:
Construction materials	1,563,124	—	1,563,124	1,547,719	—	1,547,719

Total Other property, plant, and equipment	1,563,124	—	1,563,124	1,547,719	—	1,547,719

Increased value from technical appraisal	22,379,528	(5,625,288)	16,754,240	22,943,694	(5,502,034)	17,441,660

Total property, plant and equipment	787,349,994	(154,321,303)	633,028,691	782,651,169	(144,163,720)	638,487,449

Depreciation for the six months ended June 30, 2006 amounted to ThCh$ 11,904,937 (ThCh$ 23,046,777 and ThCh$ 22,101,621 in the years ended December 31, 2005 and 2004, respectively), of which amount of ThCh$ 11,693,734 was charged to Cost of sales (ThCh$ 22,537,293 and ThCh$ 21,667,082 in 2005 and 2004, respectively) and ThCh$ 211,203 (ThCh$ 509,484 and ThCh$ 434,539 in 2005 and 2004, respectively) was recorded in Administrative and selling expenses.

Assets subjected to technical appraisal correspond to those contributed by Endesa to Transelec and include: land, buildings, electrical equipment, telecommunications equipment, transmission lines, houses and apartments.

10. INVESTMENT IN OTHER COMPANIES

Investments include 7.1429% participation in Sociedad Centro de Despacho Económico de Carga del Sistema Eléctrico Interconectado Central Limitada (CDEC-SIC) and 14.29% participation in Sociedad Centro de Despacho Económico de Carga del Sistema Eléctrico Interconectado del

Norte Grande Limitada (CDEC-SING). The exclusive objective of those entities is to manage the operations of the power stations and transmission lines that are interconnected to the respective electric systems. Information about the investments is summarized in the following table:

		Book value
		As of	As of
	Ownership	June 30,	December 31,
Entity	interest	2006	2005
	%	ThCh$	ThCh$

CDEC-SIC Limitada	7.1429	23,551	23,668
CDEC-SING Limitada	14.29	53,909	47,982

Total		77,460	71,650

11. GOODWILL

Goodwill related to acquisition of Compañía Nacional de Transmisión Eléctrica S.A. is summarized as follows:

	As of	As of
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Opening balance	121,369,453	121,369,453
Accumulated amortization	(35,282,742)	(32,231,649)

Total net balance	86,086,711	89,137,804

Amortization of goodwill amounted to ThCh$ 3,051,093, ThCh$ 6,150,093 and ThCh$ 5,974,573 in the six months ended June 30, 2006, and in the years ended December 31, 2005 and 2004, respectively.

12. INTANGIBLES

Intangibles are summarized as follows:

	As of	As of
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Rights-of-way	29,499,760	27,633,054
Accumulated amortization	(5,058,014)	(4,676,456)

Intangibles, net	24,441,746	22,956,598

The amortization charge amounted to ThCh$ 390,706, ThCh$ 739,103 and ThCh$ 740,914 in the the six months ended June 30, 2006, and in the years ended December 31, 2005 and 2004, respectively.

13. OTHER ASSETS

The balance at each period-end is summarized as follows:

	As of	As of
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Prepaid general expenses	230,863	231,747
Deferred expenses on bonds placements — UF	607,224	791,216
Deferred expenses on bond placement — U.S.$	2,960,724	3,364,459
Discount on bonds placements — UF	794,443	1,035,163
Discount on bond placement — U.S.$	660,448	750,509
Others	280,107	23,655

Total	5,533,809	6,196,749

14. BONDS PAYABLE

(a)	Bonds issued on the local market

On April 2, 2001 the Company registered with the SVS and under number 249 the first bond issuance for a maximum amount of UF 10,000,000. Of this amount, UF 9,200,000 was finally placed on April 11, 2001.

The terms of issuance of these bonds are as follows:

Issuer	HQI Transelec Chile S.A.
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento.
Issuance value	Up to UF 10,000,000 divided into:
— Series A-1: up to UF 3,000,000 (3,000 bonds of UF 1,000 each),
— Series A-2: up to UF 4,000,000 (4,000 bonds of UF 1,000 each),
— Series B-1: up to UF 1,000,000 (1,000 bonds of UF 1,000 each),
— Series B-2: up to UF 3,000,000 (3,000 bonds of UF 1,000 each).
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series A, 6 years and Series B, 21 years (6-year grace period and 1 and 15 years for capital amortization, respectively).
Capital amortization	Series A, in a single installment, upon maturity and Series B, payable semi-annually, in increasing amounts.
Early redemption	Series A without advanced redemption and Series B effective as of September 1, 2009, on any of its denominated dates of payment of interest or interest and capital amortization.
Interest rate	Series A and B bonds accrue a 6.20% annual interest rate on the outstanding capital, expressed in Unidades de Fomento. Interest is calculated over a period of 360 days, upon maturity and payable semi-annually in two semesters of 180 days each.
Interest payments	Semi-annually payments, upon maturity on March 1 and September 1 yearly, starting on September 1, 2001. Interest accrued as of June 30, 2006 amounts to ThCh$ 3,399,288 (ThCh$ 3,403,245 as of December 31, 2005) and is presented in Current liabilities.
Guarantees	This issuance has no special guarantees, except the general guarantee on all the issuer’s assets.
Period of placement	36 months, as from the date of register with the SVS.

(b)	Bonds issued on the U.S. market

The terms of issuance of these bonds are as follows:

Issuer	HQI Transelec Chile S.A.
Securities issued	U.S.$ denominated bonds (Yankee Bonds) issued in the United States.
Issuance value	ThUS$ 465,000 in a single serie.
Capital amortization	At maturity on April 15, 2011.
Interest rate	7.875% annual.
Interest payments	On April 15 and October 15 each year, effective beginning on October 15, 2001. Interest accrued as of June 30, 2006 amounts to ThCh$ 4,286,810 (ThCh$ 4,117,523 as of December 31, 2005) and is presented in Current liabilities.

The portion of these bonds totaling to ThUS$ 30,002 was designated as a hedge of the net investment in the subsidiary — HQI Transelec Norte S.A.

(c)	The detail of bonds payable as of June 30, 2006 and December 31, 2005 is as follows:

Registration or
identification		Nominal	Currency or					Book value
number of the		amount	indexation	Interest	Maturity	Periodicity of payments		As of	As of	Principal/
instrument	Series	placed	unit	rate	date	Interest	Principal	Jun 30, 2006	Dec 31, 2005	Interest
								ThUS$	ThUS$

Current portion of long-term bonds:
249	A1	40,712	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	738,965	739,836	Interest
249	A2	81,424	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	1,477,960	1,479,672	Interest
249	B1	4,071	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	73,894	73,984	Interest
249	B2	61,068	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	1,108,470	1,109,754	Interest
First issuance	Single	7,946,777	U.S.$	7.88%	Apr 15, 2007	Semiannually	At maturity	4,286,810	4,117,523	Interest
Swap	5 contracts	851,566	UF	9.16%	Oct 14, 2006	Semiannually	At maturity	15,457,101	27,961,327	Interest
249	A1	2,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	36,302,800	—	Principal
249	A2	4,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	72,605,600	—	Principal

Total current portion of bond payable								132,051,600	35,482,096

Long-term bonds payable:
249	A1	2,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	36,345,065	Principal
249	A2	4,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	72,690,132	Principal
249	B1	200,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	3,630,280	3,634,507	Principal
249	B2	3,000,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	54,454,200	54,517,599	Principal
First issuance	Single	465,000,000	U.S.$	7.88%	Apr 15, 2011	Semiannually	At maturity	250,839,600	240,933,938	Principal
Swap	3 contracts	7,315,503	UF	9.16%	Apr 15, 2011	Semiannually	At maturity	13,153,011	20,849,899	Principal
Swap	1 contract	1,906,538	UF	6.81%	Apr 14, 2011	Semiannually	At maturity	7,634,336	8,820,261	Principal

Total Long-term bonds payable								329,711,427	437,791,401

15. PROVISIONS

Provisions at each year-end are as follows:

	As of	As of
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Staff severance indemnities (short-term) (Note 17)	46,612	12,720
Accrued payroll	775,002	995,719
Vacation accrual	489,598	567,905
Bonus for employees	331,713	—
Provision for insurance expenses	50,530	—

Total short-term provisions	1,693,455	1,576,344

Staff severance indemnities (long-term) (Note 17)	1,486,861	1,503,217

Total long-term provisions	1,486,861	1,503,217

16. STAFF SEVERANCE INDEMNITIES

The changes in staff severance indemnities during each year were as follows:

	Six months ended	Year ended	Year ended
	June 30,	December 31,	December 31,
Description	2006	2005	2004
	ThCh$	ThCh$	ThCh$

Opening balance	1,360,240	1,375,202	1,374,462
Price-level restatement	48,969	40,507	34,362
Provision for the year	128,569	129,983	98,889
Benefits paid	(38,337)	(38,758)	(83,003)

Closing balance, including:	1,499,441	1,506,934	1,424,710

Short-term portion	46,612	12,720	175,525
Long-term portion	1,486,861	1,503,217	1,249,185

17. SHAREHOLDERS’ EQUITY

(a)	Changes in equity accounts in the six months ended June 30, 2006 and in the years ended December 31, 2005 and 2004 were as follows:

	Number of
Description	shares	Paid-in capital	Retained earnings	Interim dividends	Net income	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance as of January 1, 2004	1,000,000	332,640,946	(1,139,941)	—	15,712,920	347,213,925
Distribution of prior year’s income	—	—	15,712,920	—	(15,712,920)	—
Final dividend, prior year	—	—	(15,038,354)	—	—	(15,038,354)
Price-level restatement of capital	—	8,316,024	(15,039)	—	—	8,300,985
Net income for the year	—	—	—	—	26,482,312	26,482,312
Closing balance as of December 31, 2004	—	340,956,970	(480,414)	—	26,482,312	366,958,868

Closing balance restated to constant pesos	1,000,000	344,707,497	(485,699)	—	26,773,617	370,995,415

Beginning balance as of January 1, 2005	1,000,000	340,956,970	(480,414)	—	26,482,312	366,958,868
Distribution of prior year’s income	—	—	26,482,312	—	(26,482,312)	—
Final dividend, prior year	—	—	(26,467,273)	—	—	(26,467,273)
Capital decrease	—	(37,492,700)	—	—	—	(37,492,700)
Price-level restatement of capital	—	12,199,464	(52,935)	—	—	12,146,529
Net income for the year	—	—	—	—	35,005,427	35,005,427
Interim dividends	—	—	—	(25,289,000)	—	(25,289,000)

Closing balance as of December 31, 2005	—	315,663,734	(518,310)	(25,289,000)	35,005,427	324,861,851

Closing balance restated to constant pesos	1,000,000	319,136,035	(524,011)	(25,567,179)	35,390,487	328,435,332

Beginning balance as of January 1, 2006	1,000,000	315,663,734	(518,310)	(25,289,000)	35,005,427	324,861,851
Distribution of prior year’s income	—	—	35,005,427	—	(35,005,427)	—
Final dividend, prior year	—	—	(34,487,117)	25,289,000	—	(9,198,117)
Price-level restatement of capital	—	3,472,301	(36,792)	—	—	3,435,509
Net income for the period	—	—	—	—	25,949,409	25,949,409

Closing balance as of June 30, 2006	1,000,000	319,136,035	(36,792)	—	25,949,409	345,048,652

(b)	Other reserves — hedge of the net investment in subsidiary

As described in Note 2c) the Company has designated certain non-derivative financial instruments (portion of the U.S.$ denominated bonds amounting to ThUS$ 30,002) as hedges of the foreign currency exposure of its net investments in HQI Transelec Norte S.A. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a translation adjustment to the extent it is effective and any ineffectiveness is recorded in earnings. Changes are recorded in Other reserves account that shows following changes in the six months ended June 30, 2006 and during the years ended December 31, 2005 and 2004:

	As of		As of
	January 1,	Movement in	June 30,
	2006	the period	2006
	ThCh$	ThCh$	ThCh$

Investment in HQI Transelec Norte S.A.	(6,688,463)	693,185	(5,995,278)
Change in debt — hedging instrument	6,688,463	(693,185)	5,995,278

Total	—	—	—

	As of		As of
	January 1,	Movement in	December 31,
	2005	the year	2005
	ThCh$	ThCh$	ThCh$

Investment in HQI Transelec Norte S.A.	(1,532,336)	(315,038)	(1,847,374)
Debt — hedging instrument	1,532,336	315,038	1,847,374

Total	—	—	—

	As of		As of
	January 1,	Movement in	December 31,
	2004	the year	2004
	ThCh$	ThCh$	ThCh$

Investment in HQI Transelec Norte S.A.	(3,570,108)	2,037,772	(1,532,336)
Debt — hedging instrument	3,570,108	(2,037,772)	1,532,336

Total	—	—	—

(c)	Dividends and capital reductions

On May 27, 2005, the Company paid dividends corresponding to 2004 net income, for a total amount of ThCh$ 26,467,273.

On October 18, 2005, the fifth Extraordinary Shareholders’ Meeting agreed to decrease the Company’s capital by ThCh$ 37,492,700 and maintaining the same number of paid and subscribed shares, as well as their respective series and their preferential status. The distributed funds were transferred to shareholders during the year 2005.

The Extraordinary Meeting held on November 29, 2005 agreed to distribute an interim dividend of ThCh$ 25,289,000 with a charge to 2005 net income, which was paid on December 6 and 7, 2005.

On March 26, 2006, in the sixth Ordinary Meeting of Shareholders the payment of final dividend from 2005 profits of ThCh$ 34,487,117 was approved.

18. OTHER NON-OPERATING INCOME AND EXPENSES

(a)	Other non-operating income

	Six months
	ended	Year ended	Year ended
	June 30,	December 31,	December 31,
Description	2006	2005	2004
	ThCh$	ThCh$	ThCh$

Prior year income	143,919	1,982,102	664,233
Income on sale of materials	25,495	1,462,294	704,214
Gain on sale of fixed assets	7,594,985	—	—
Other		431,581	12,200

Total	7,764,399	3,875,977	1,380,647

(b)	Other non-operating expenses

	Six months
	ended	Year ended	Year ended
	June 30,	December 31,	December 31,
Description	2006	2005	2004
	ThCh$	ThCh$	ThCh$

Prior year expenses	326,070	1,759,830	521,801
Directors’ fees	61,946	83,639	78,191
Loss on disposal of fixed assets and write-offs	64,941	2,585,873	2,340,917
Amortization of prepaid expenses	24,928	48,439	52,868
Loss on Guacolda Agreement	—	—	1,917,457
Fiscal and judicial fines	6,991	23,615	76,883

Total	484,876	4,501,396	4,988,117

19. PRICE-LEVEL RESTATEMENT

The net effects of price-level restatements, as described in Note 2d), resulted in a net credit (charge) to income in the six months ended June 30, 2006 and in the years ended December 31, 2005 and 2004 of ThCh$ 309,604, (ThCh$ 1,316,908) and ThCh$ 113,749, respectively as summarized below:

		Six months	Year ended	Year ended
		ended June 30,	December 31,	December 31,
Description	Indexation	2006	2005	2004
		ThCh$	ThCh$	ThCh$

Inventories	CPI	21,986	1,597	7,137
Property, plant and equipment	CPI	6,091,383	20,289,920	14,535,938
Investments in related companies	CPI	161,625	601,708	465,602
Intangibles	CPI	434,088	959,570	675,776
Cash and banks	CPI	193,996	1,880,329	380,901
Goodwill	CPI	969,848	3,311,162	2,394,951
Accounts receivable from related companies	CPI	320,734	2,041,898	2,109,255
Deferred taxes	CPI	90,087	492,766	442,495
Other non-monetary assets	CPI	307,528	167,303	320,217
Expense and cost accounts	CPI	271,278	1,181,878	787,457
Shareholders’ equity	CPI	(3,435,509)	(12,280,140)	(8,694,418)
Bonds payable	UF	(4,461,539)	(17,220,921)	(11,549,632)
Non-monetary liabilities	CPI	(2,426)	(336)	(12,653)
Revenue accounts	CPI	(653,475)	(2,743,642)	(1,749,277)

Net credit (charge) to income		309,604	(1,316,908)	113,749

20. EXCHANGE DIFFERENCES

		Six months	Year ended	Year ended
		ended June 30,	December 31,	December 31,
Description	Currency	2006	2005	2004
		ThCh$	ThCh$	ThCh$

Term deposits	U.S.$	488,809	(5,416,074)	(1,469,291)
Accounts receivable from related companies	U.S.$	1,636,475	(5,405,880)	(6,532,980)
Forward contracts	U.S.$	2,646,420	(1,156,649)	826,086
Accounts receivable	U.S.$	6,181	(24,812)	(361,536)
Investments in related companies	U.S.$	693,185	(1,867,695)	(1,549,192)
Cash and banks	U.S.$	(123,817)	(1,895,542)	(705,840)
Accounts payable to related companies	U.S.$	—	269	—
Bonds payable	U.S.$	(9,905,663)	30,541,679	24,958,320
Accounts payable	U.S.$	10,711	(73,832)	(68,507)
Swap contracts	U.S.$	6,751,282	(9,687,645)	(15,982,802)
Lease contract	U.S.$	59,470	8,475	—

Net foreign currency translation gain (loss)		2,263,053	5,022,294	(885,742)

21. DERIVATIVE CONTRACTS

On September 3, 2004 the Company contracted an extension of part of the swaps whose dates of original maturity correspond to year 2006. This extension contemplates an initial exchange on April 13, 2006 of U.S.$ 50,000,000 for UF 1,820,709 and a final exchange on April 14, 2011.

During 2005, the Company completed the extension of all its swap contracts, as per the following detail:

• On January 20, 2005, the original maturity was extended, through a contract that stipulates an initial exchange on October 13, 2006 of U.S.$50,000,000 for UF 1,642,780.64 and a final exchange on April 14, 2011.

• On February 2, 2005 the original maturity was extended through a contract that stipulates an initial exchange on October 16, 2006 of U.S.$20,000,000 for UF 660,462.07 and a final exchange on April 14, 2011.

• Finally, on February 25, 2005, the original maturity was extended through a contract that stipulates an initial exchange on April 13, 2006 of U.S.$50,000,000 for UF 1,652,982.56 and a final exchange on April 14, 2011.

The effects of these swap contracts will begin in April and October 2006.

On June 30, 2006, the Company has open forward contracts and swaps that are used to hedge the exchange risk exposure related to Company’s debt.

The Company maintains forward contracts and swaps to hedge the risk of exchange rate fluctuations of long-term bond payables, as follows (as of June 30, 2006):

Description of contracts
					Purchase/
			Maturity or		Sale			Value of	Affected accounts
Type of	Type of	Contract	Expiration	Specific	Position	Covered item or transaction		covered	Asset / Liability		Effect on Income
derivative	contract	Value	date	Item	(P/S)	Name	Amount	items	Name	Amount	Realized	Unrealized
							ThCh$	ThCh$		ThCh$$	ThCh$	ThCh$

Swap	CCTE	50,000,000	2nd quarter of 2011	Exchange rate (U.S.$)	S	U.S. dollar bonds	25,607,000	26,972,000	Obligations with the public	6,139,182	—	(25,643)
Swap	CCTE	50,000,000	2nd quarter of 2011	Exchange rate (U.S.$)	S	U.S. dollar bonds	25,607,000	26,972,000	Obligations with the public	3,004,670	—	(62,764)
Swap	CCTE	50,000,000	4th quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	35,830,500	26,972,000	Obligations with the public	14,056,224	490,764	(358,219)
Swap	CCTE	20,000,000	2nd quarter of 2011	Exchange rate (U.S.$)	S	U.S. dollar bonds	14,110,000	10,788,800	Obligations with the public	5,347,829	(187,654)	(136,787)
Swap	CCTE	50,000,000	2nd quarter of 2011	Exchange rate (U.S.$)	S	U.S. dollar bonds	32,375,000	26,972,000	Obligations with the public	7,696,543	(81,597)	(62,207)
Forward	CCPE	8,000,000	3 rd quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	4,395,200	4,315,520	Other current liabilities	79,680	—	(79,680)
Forward	CCPE	8,350,000	3rd quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	4,587,741	4,504,324	Other current liabilities	83,417	—	(83,417)
Forward	CCPE	18,000,000	3rd quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	9,214,200	9,709,920	Other current liabilities	495,720	—	495,720
Forward	CCPE	14,250,000	3rd quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	7,303,838	7,687,020	Other current liabilities	383,183	—	383,183
Forward	CCPE	12,000,000	3rd quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	6,246,480	6,473,280	Other current liabilities	226,800	—	226,800
Forward	CCPE	13,000,000	3rd quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	7,100,600	7,012,720	Other current liabilities	87,880	—	(87,880)
Forward	CCPE	10,181,471	3rd quarter of 2006	Exchange rate (U.S.$)	S	U.S. dollar bonds	5,359,526	5,492,293	Other current liabilities	132,766	—	132,766

22. CONTINGENCIES AND RESTRICTIONS

(a)	Debt covenants

Due to the obligations assumed pursuant to the issuance of bonds and the acquisition of Series B shares by the International Finance Corporation, the Company must comply with certain indicators and obligations:

•	Maintain, during the period the bonds are outstanding, assets free of any kind of lien or encumbrance, whose book value is equal to or greater than 1.2 times the book value of all the liabilities and debts of the issuer that are not subject to any liens or guarantees on assets or instruments belonging to it, including among such liabilities, the debt arising from the bond issuance.

•	Not sell, cede, transfer, contribute or in any way give up title to, either for money or for free, its essential assets.

•	Maintain a level of indebtedness at the individual and consolidated level whereby the ratio of Total demandable liabilities / Total capitalization, is no greater than 0.7.

•	Maintain, during the period the bonds are outstanding, minimum individual and consolidated shareholders’ equity of UF 15,000,000.

(b)	Pending lawsuits

The Company is involved in various litigations in the ordinary course of business. Based on the advice of its legal counsel, management believes the major litigations, lawsuits and demands discussed in c) below as well other litigations pending against the Company for which the corresponding defense has been filed and which altogether represent claims for payments amounting to ThCh$ 65,875 as of June 30, 2006 will not have a material effect on the consolidated financial statements and that the Company the Company will not suffer any material losses in addition to the amounts of deposits mentioned in the c) below that were expensed when incurred.

(c)	Litigations, lawsuits and demands from regulators

1.	On May 15, 2000, the Superintendency of Electricity and Fuel (Superintendencia de Electicidad y Combustibles or SEC) fined Transelec of 300 annual tax units (UTA), which as of June 30, 2006, amounted to ThCh$ 114,448, through Exempt Resolution No. 876, for its alleged responsibility in the power failure of the Sistema Interconectado Central (SIC) on July 14, 1999, caused by the untimely withdrawal from service of the San Isidro Plant of San Isidro S.A. On May 25, 2000, an administrative motion was filed by Transelec before SEC, which is pending resolution.

2.	On December 5, 2002, SEC in Ordinary Official Letter No. 7183, charged Transelec for its alleged responsibility in the interruption of electrical supply in the SIC on September 23, 2002. By Exempt Resolution No. 1438 of August 14, 2003, the SEC applied various fines to Transelec for a total of UTA 2,500 equivalent as of June 30, 2006 to ThCh$ 953,730. The Company had appealed the complaint before the Santiago Court of Appeals, and made a deposit of 25% of the original fine. Management believes it has no responsibility for this event.

3.	The SEC in Ordinary Official Letter No. 1210, dated February 21, 2003, filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, SEC imposed a fine of UTA 560 equivalent as of June 30, 2006 to ThCh$ 213,636, against which a writ of administrative reconsideration was filed, which was subsequently rejected. The Company appealed the complaint before the Santiago Court of Appeals and made a deposit of 25% of the original fine. Management believes it has no responsibility for this event.

4.	On June 25, 2003, the Zone Director of the III Zone of SEC in Ordinary Official Letter No. 488, filed charges against Transelec for its alleged responsibility in the interruption of electrical supply in the SIC, south of Temuco on March 7, 2003. The Company had filed the corresponding responses. Management believes it has no responsibility for this event.

5.	On June 30, 2005 SEC through Exempt Resolution No. 1117, applied the following sanctions to Transelec: (i) a fine of 560 UTA equivalent as of June 30, 2006 to ThCh$ 213,636, for allegedly not having ensured electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; (ii) a fine of 560 UTA equivalent as of June 30, 2006 to ThCh$ 213,636, levied on the Company as owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. The Company had appealed the charges before the SEC, which is pending resolution. Management believes it has no responsibility for these events.

6.	On December 17, 2004, SEC, through Exempt Resolution No. 2334, fined Transelec with an amount of 300 UTA equivalent as of June 30, 2006 to ThCh$ 114,448 for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck that crashed into a structure of the Charrúa — Temuco transmission line. The Company had filed a motion of invalidation and administrative reconsideration. Management believes it has no responsibility for this event.

7.	On April 1, 2004, SEC in Ordinary Official Letter No. 1631, filed charges against Transelec for restrictions in the transfer of power on November 5, 2003, in the Charrua-Temuco line, due to the construction of the La Isla and Los Pinos crossing, which decreased the distance between the conductors and the ground. The corresponding response has been filed. Management believes that the charges are not applicable, and therefore the SEC should nullify the effects of these charges.

8.	On December 31, 2005, SEC through Official Letter No. 1831, filed charges against Transelec for allegedly operating its installations and in the process infringing on various provisions of the electrical regulations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By Resolution No. 220, on February 7, 2006, the Company was fined with an amount of 560 UTA equivalent as of June 30, 2006 to ThCh$ 213,636. Recourse was presented on February 16, 2006, which is still pending resolution.

9.	On August 11, 2003, Transelec was notified of the resolution of the arbitration case against Sociedad Austral de Electricidad S.A. (Saesa) in which Transelec demanded amount of ThUS$ 2,300. The resolution rejected the claim filed by the Company. Currently, the recourse to overturn this decision remains outstanding before the Santiago Court of Appeal. The purpose of this trial is to determine the amount that Saesa should pay to Transelec for use of its transmission system. Up to December 31, 2006, the Company has recognized and/or received part of the claimed amount in conformity with Resolution of Ministry of Economic Development and Reconstruction No. 88 of 2001.

10.	Through Ordinary Office No. 793, dated December 12, 2005, the SEC of the 7th Region, filed charges against Transelec for loss of electrical power in the town of Constitución on November 21, 2005 due to a failure, which occurred as a consequence of forestry works that caused a tree to fall on the power line between San Javier and Constitución. The Company presented its evidence on January 4, 2006. On May 7, 2006, by Resolution No. 33, the SEC of the 7th Region fined the Company with the amount of 400 UTM equivalent as of June 30, 2006 to ThCh$ 12,716. The sanction was re-imposed and ratified on June 7, 2006 by Resolution No. 42. The Company appealed the charges before the Court of Appeals of Talca, placing a deposit of 25% of the original fine. Management believes it has no responsibility for this event as it was caused by a third party.

(d)	Guarantees

At the Company’s request Banco Santander Santiago gave guarantees totaling to ThCh$ 433,280 as of June 30, 2006 to the Chilean Ministry of Economy, Development and Reconstruction to ensure completion by the Company of certain works related to the transmission system.

23. GUARANTEES OBTAINED FROM THIRD PARTIES

The Company received from its contractors financial guarantees totaling to ThCh$ 10,021,560 as of June 30, 2006 (ThCh$ 1,240,874 as of December 31, 2005) as a guarantee of the completion of construction and maintenance works and the repayment of housing loans.

24. LOCAL AND FOREIGN CURRENCY

Assets and liabilities held in foreign currency have been converted to Chilean pesos at their respective exchange rates at each year-end and are summarized as follows:

(a)	Assets

		As of
		June 30,	December 31,
Description	Currency	2006	2005
		ThCh$	ThCh$

Current assets
Cash and banks	Ch$	3,495,042	2,959,338
Cash and banks	U.S.$	365,732	114,681
Term deposits	U.S.$	30,250,513	10,823,452
Term deposits	Ch$	6,178,261	6,228,536
Trade accounts receivable	Ch$	12,533,468	6,654,297
Trade accounts receivable	U.S.$	1,434,499	1,431,821
Miscellaneous receivables	Ch$	484,761	423,717
Miscellaneous receivables	U.S.$	37,907	—
Accounts receivable from related companies	Ch$	—	5,170
Recoverable taxes	Ch$	—	1,290,870
Prepaid expenses	Ch$	314,331	578,905
Deferred taxes	Ch$	—	201,068
Other current assets (reverse resale agreements)	UF	12,605,438	12,477,373
Other current assets (reverse resale agreements)	U.S.$	731,190	168,916
Other current assets (deferred debt issuance costs)	Ch$	1,837,017	2,640,737
Other receivables	U.S.$	256,302	23,246
Other Assets
Investments in other companies	Ch$	77,460	71,651
Long-term receivables	UF	24,857	67,322
Long-term receivables	U.S.$	1,021,814	1,126,270
Accounts receivable from related companies	U.S.$	7,839,521	—
Long-term deferred taxes	Ch$	5,303,254	(8,053,956)
Other assets	Ch$	5,533,809	6,196,749
Long-term receivables	Ch$	—	7,621,905
Total	Ch$	35,757,403	26,819,987
	U.S.$	41,937,478	13,688,386
	UF	12,630,295	12,544,695

(b)	Short-term liabilities

		Up to 90 days				90 days to 1 year
		June 30, 2006				June 30, 2006
			Annual	December 31, 2005			Annual	December 31, 2005
			Average		Annual Average		Average		Annual Average
			Interest		Interest		Interest		Interest
Description	Currency	Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$		ThCh$		ThCh$		ThCh$

Bond interest payable	UF	3,399,288	6,11%	3,403,247	6.2%	—	—	—	—
Bond interest payable	U.S.$	—	—	—	—	4,268,810	7,88%	4,117,522	7.88%
Accounts payable	U.S.$	6,382,501	—	429,743	—	—	—	—	—
Accounts payable	Ch$	4,632,086	—	7,685,828	—	—	—	—	—
Miscellaneous payables	Ch$	1,663,294	—	—	—	—	—	—	—
Miscellaneous payables	U.S.$	—	—	1,322,149	—	—	—	—	—
Accounts payable to related companies	U.S.$	—	—	117,390	—	—	—	—	—
Provisions	Ch$	1,693,455	—	1,576,344	—	—	—	—	—
Withholdings	Ch$	1,180,892	—	1,127,398	—	—	—	—	—
Deferred income taxes	Ch$	5,153	—	—	—	—	—	—	—
Bonds payable	UF	—	—	—	—	108,908,400	—	—	—
Forward contracts	Ch$	—	—	121,980	—	—	—	—	—
Swap contracts	UF	—	—	—	—	15,457,102	—	27,961,327	—
Income tax payables	Ch$	966,638	—	—	—	—	—	—	—
Other current liabilities	Ch$	42,693	—	2,609	—	—	—	—	—
Total short-term liabilities	UF	3,399,288	—	3,403,247	—	124,365,502	—	27,961,327	—
	U.S.$	6,382,501	—	1,869,282	—	4,286,810	—	4,117,522	—
	Ch$	10,184,211	—	10,514,159	—	—	—	—	—

(c)	Long-term liabilities as of June 30, 2006

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$		ThCh$		ThCh$		ThCh$

Bonds payable	UF	—	—	—	—	5,808,448	6.20%	52,276,032	6.20%
Bonds payable	U.S.$	—	—	250,839,600	7.88%	—	—	—	—
Swap contracts	UF	20,787,347	—	—	—	—	—	—	—
Provisions	Ch$	1,486,861	—	—	—	—	—	—	—
Miscellaneous payables	Ch$	6,859,236	—	—	—	—	—	—	—
Other long-term liabilities	U.S.$	2,200,085
Total long-term liabilities	UF	20,787,347	—	—	—	5,808,448	—	52,276,032	—
	U.S.$	2,200,085	—	250,839,600	—	—	—	—	—
	Ch$	8,346,097	—	—	—	—	—	—	—

(d)	Long-term liabilities as of December 31, 2005

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
Description	Currency	Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$		ThCh$		ThCh$		ThCh$

Bonds payable	UF	109,035,198	6,2%	—	—	5,740,948	6.20%	51,668,536	6.20%
Bonds payable	U.S.$	—	—	240,933,938	7,88%	—	—	—	—
Swap contracts	Ch$	29,670,161	—	—	—	—	—	—	—
Provisions	Ch$	1,503,217	—	—	—	—	—	—	—
Miscellaneous payables	Ch$	4,189,429	—	—	—	—	—	—	—
Total long-term liabilities	U.S.$	—	—	240,933,938	—	—	—	—	—
	UF	109,035,198	—	—	—	5,740,948	—	51,668,536	—
	Ch$	35,362,807	—	—	—	—	—	—	—

25. ENVIRONMENTAL ISSUES

During this year, the Company has made disbursements, included in operating costs, related to the environmental projects as per the following detail:

	Six months
	ended	Year ended	Year ended
	June 30,	December 31,	December 31,
Description	2006	2005	2004
	ThCh$	ThCh$	ThCh$

Archeological inspection related to Charrúa — Chillán line	4,931	32,291	—
Design of ISO 14001 environmental quality management system	10,654	64,038	29,610
ISO 9000 quality management system	17,991	35,236	—
Reforestation in Nadal National Reserve	—	—	24,375
Reforestation associated to construction of the Ancoa-Itahue line	—	—	18,007
Reforestation plan in Ojos Buenos	—	—	1,621
Urgent environmental works	9,190	—	—
Other miscellaneous disbursements	2,054	16,513	85,804

Total	44,820	148,078	159,417

26. SUBSEQUENT EVENTS

On June 30, 2006, according to contracts of sale and purchase agreement Hydro-Québec Transmisión Sudamerica S.A. sold all its shares (919,900) representing 91.99% of the paid-in capital of the Company, to Rentas Eléctricas IV Limitada. Other Company’s shareholders — International Finance Corporation (IFC) and HQ Puno Ltd. also sold their entire participations in the Company to Rentas Eléctricas IV Limitada and Rentas Eléctricas III Limitada. Rentas Eléctricas IV Limitada and Rentas Eléctricas III Limitada are entities controlled by Brookfield Asset Management Inc.

27. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Item 17 of Form 20-F requires for each year and any interim periods for which an income statement is presented, reconciliation of the net income presented in the financial statements prepared in accordance with local GAAP to U.S. GAAP. However, it allows also omitting reconciliation of net income of the earliest of the three years if that information had not previously been included in a filing made under the Securities Act or Exchange Act. Since this condition is met the reconciliation of net income presented in paragraph i) below omits the year ended December 31, 2004.

Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below.

The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under U.S. GAAP are as follows:

(a)	Inflation accounting

Chilean accounting principles require that the financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and the results of operations of reporting entities. The method, described in Note 2d), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the reporting-period end.

In the opinion of the management of the Company, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Accordingly, and as allowed pursuant to Item 17 of Form 20-F, these effects have not been eliminated in the reconciliation to U.S. GAAP included under paragraph i) below.

(b)	Capitalization of interest

In the prior years the Company did not capitalize interest to property, plant and equipment under Chilean GAAP. In accordance with U.S. GAAP, the direct and indirect financial costs of developing long-lived assets are capitalized until the assets are deemed to have reached an operating stage so that the interest costs form part of the historical costs of these assets. Therefore, an adjustment has been included in the reconciliation to U.S. GAAP under paragraph i) below.

For purposes of U.S. GAAP, there was no additional interest capitalized for the year ended December 31, 2005 and 2004 as the Company adopted such policy for Chilean GAAP purposes. Depreciation of capitalized interest amounted to ThCh$ 4,633 in the six months ended June 30, 2006 and to ThCh$ 4,583 in the year 2005.

(c)	Staff severance indemnity

As described in Note 2o) for Chilean GAAP purposes, the Company recorded an obligation for severance indemnities when rights to such benefits were formally granted to employee groups. Those obligations are recognized at the present value of the liability determined at the end of each period based on current salary and the average estimated service life of each employee. The Company used a real discount rate of 6.5%, a projected average employee service period of 40 years for vested employees and 75% of the benefit for non-vested employees. The real annual discount rate does not include a projection of inflation and, accordingly, future salary increases are also excluded from the calculation of the obligation because all such future increases are expected to approximate the increase in inflation over a long-term period. Under U.S. GAAP based on EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan such severance indemnities may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis). The effect of this difference in accounting for staff severance benefits between Chilean GAAP and U.S. GAAP is included in the reconciliation to U.S. GAAP under paragraph i) below.

(d)	Acquisition of the Transmission Business

On October 23, 2000 Inversiones HQI Transelec Chile Limitada and Inversiones HQI Chile Holding Limitada together in simultaneous transactions acquired all the shares of Transelec and purchased certain electricity transmission assets (“Transmission Business”) from Endesa and Endesa Inversiones Generales S.A.

Under Chilean GAAP regulations effective at the moment of acquisition of the Transmission Business from Endesa, the excess of the cost over the net book value of an acquired company was recorded as goodwill and since then was amortized over a period of 20 years.

Under U.S. GAAP, the cost of an acquisition was assigned to assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. An excess of the cost over fair value of net assets acquired was recorded as goodwill. On January 1, 2002, the Company adopted SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”) and stopped amortization of goodwill. Instead the goodwill and other intangible assets with indefinite useful lives that are not subject to amortization are tested for impairment at least annually. Beginning January 1, 2002, the goodwill for U.S. GAAP is not being amortized but is reviewed for impairment at least annually. The difference related to the amortization of goodwill under Chilean and U.S. GAAP is shown in paragraph i) below.

In consequence of this difference between Chilean GAAP and U.S. GAAP existing at the moment of acquisition of Transmission Business initial values of assets acquired and liabilities assumed differed. The primary difference related to property, plant and equipment. The differences resulting from the use of net book values for Chilean GAAP purposes and fair values for U.S. GAAP purposes on depreciation expense and accumulated depreciation of property, plant and equipment are shown in paragraph i) below.

Additionally, when a purchase transaction results in a company becoming substantially wholly-owned, establishing a new basis of accounting, U.S. GAAP requires that the accounting basis of the assets and liabilities acquired be the same regardless of whether the company continues to exist or is merged into other operations. Accordingly, the purchase cost assigned to the assets acquired and liabilities assumed must be “pushed down” into the separate financial statements of the acquired company. The adjustment to reflect the push-down of additional costs incurred by Hydro-Québec that affected amount of goodwill for U.S. GAAP purposes is shown in paragraph i) below.

(e)	Deferred income taxes

Under Chilean GAAP, effective January 1, 2000 the Transmission Business began applying Technical Bulletin No. 60 (“BT 60”), and related amendments, of the Chilean Association of Accountants concerning deferred income taxes. These regulations require the recognition of deferred income taxes for all temporary differences arising after January 1, 2000, using the liability method. Prior to implementation of BT 60 and related amendments, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature. In order to mitigate the effects of not recording deferred income taxes under the prior deferred income tax accounting standard, BT 60 provided for a period of transition whereby a transitional provision, a contra asset or liability (referred to as “complementary”) was recorded, offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

For U.S. GAAP purposes, the Company applies SFAS 109, Accounting for Income Taxes, whereby income taxes are also recognized using the same asset and liability approach with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities based on enacted tax rates.

The principal differences between U.S. GAAP and Chilean GAAP relate to:

(i)	the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income, and

(ii)	accounting for deferred tax effects related to U.S. GAAP adjustments.

The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph i) below.

(f)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, open joint stock companies must distribute a cash dividend in an amount equal to at least 30% of its income as determined in accordance with Chilean GAAP, unless and except to the extent that there are has unabsorbed losses from the prior years. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrued liability as of June 30, 2006 was included in the U.S. GAAP reconciliation in paragraph i) below. Since during the year 2005 the Company paid interim dividends from 2005 profits in excess of 30% no minimum dividend liability was recognized as of December 31, 2005.

(g)	Derivative contracts and hedging

HQI Transelec Chile S.A. selectively uses derivative financial instruments primarily to manage financial risks, principally foreign exchange risk. Hedge accounting is applied under Chilean GAAP when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as hedge based on an expectation of offsetting cash flows or fair value. Unrealized gain and losses resulting from the changes in the fair value of those instruments are deferred on the balance sheet.

In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). In June 1999 the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 which delayed the effective date of SFAS 133 to January 1, 2001 for calendar year companies such as the Company. In June 2000 the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment of FASB Statement No. 133, which amended certain provisions of SFAS 133. These standards require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. However, the accounting for changes in the fair values of derivative instrument depends on whether the derivative instrument qualifies as a hedge. SFAS 133 requires formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in the fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

While the Company entered into certain swap contracts for the purpose of mitigating its foreign currency risks exposure related to debt denominated in U.S. dollars, these operations did not meet the strict documentation and effectiveness testing requirements to qualify for hedge accounting under U.S. GAAP. Consequently changes in the fair value of the swap contracts were included in income under U.S. GAAP. The effect of this difference on the net income and shareholders’ equity of the Company is included in paragraph i) below.

In addition the Company entered in 2003 into a forward contract to hedge its exposure to fluctuations in U.S. dollars associated with purchases of certain imported equipment. Under Chilean GAAP, the Company recorded this forward contract at fair value and the related unrealized losses were capitalized as additional cost of property, plant and equipment. For U.S. GAAP purposes, the Company did not apply hedge accounting and in consequence, the unrealized loss on the forward contract has been recorded in current earnings under U.S. GAAP in 2003. The effect of this difference is included in paragraph i) below.

(h)	Embedded derivatives

The Company entered into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of June 30, 2006 and December 31, 2005 corresponded to foreign currency and indexation features embedded in electricity transmission and acquisition of fixed assets contracts.

Effects of the bifurcation of the embedded derivatives were included as an adjustment in the reconciliation to U.S. GAAP in paragraph i) below.

(i)	Effects of conforming to U.S. GAAP

The adjustments to reported net income required to conform to U.S. GAAP were as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2006	2005
	ThCh$	ThCh$

Net income as shown in the Chilean GAAP financial statements	25,949,409	35,390,487
Capitalization of interest (paragraph b)	(2,316)	(4,633)
Staff severance indemnities (paragraph c)	26,465	(16,463)
Amortization of goodwill (paragraph d)	3,051,093	6,150,093
Depreciation of property, plant and equipment (paragraph d)	(2,272,359)	(4,602,881)
Financial derivative instruments (paragraph g)	1,033,073	1,313,243
Embedded derivatives (paragraph h)	5,170,511	(1,485,155)
Adjustments of deferred income taxes (paragraph e)	60,019	(873,039)

Net income under U.S. GAAP	33,015,895	35,871,652

The adjustments to reported Shareholders’ equity required to conform to U.S. GAAP were as follows:

	As of	As of
	June 30,	December 31,
	2006	2005
	ThCh$	ThCh$

Shareholder’s equity as shown in the Chilean GAAP financial statements	345,048,652	328,435,332
Capitalization of interest (paragraph b)	141,338	143,654
Staff severance indemnities (paragraph c)	(307,832)	(334,297)
Goodwill (paragraph d)	34,934,809	31,883,716
Accumulated depreciation of property, plant and equipment (paragraph d)	(24,768,927)	(22,496,568)
Deferred income taxes (paragraph e)	238,853	40,862
Minimum dividend (paragraph f)	(7,784,823)	—
Financial derivative instruments (paragraph g)	1,369,956	336,883
Embedded derivatives (paragraph h)	18,789,359	13,618,848

Shareholder’s equity under U.S. GAAP	367,661,385	351,628,430

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the six months ended June 30, 2006 and during the year ended December 31, 2005:

	Six months ended	Year ended
	June 30,	December 31,
Description	2006	2005
	ThCh$	ThCh$

Opening balance	351,628,430	397,666,250
Minimum dividend liability	(7,784,823)	—
Dividends paid	(9,198,117)	(44,004,352)
Capital decrease	—	(37,905,120)
Net income for the period	33,015,895	35,871,652

Closing balance	367,661,385	351,628,430

(j)	Earnings per share disclosure

	Six months ended	Year ended
	June 30,	December 31,
	2006	2005
	Ch$	Ch$

Basic earnings per share - Chilean GAAP	25,949	35,390
Basic earnings per share - U.S. GAAP	35,016	35,872

Weighted average number of shares of common stock outstanding	1,000,000	1,000,000

The earnings per share figures disclosed above for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the periods. The Company has not issued convertible debt or equity securities nor does it have other common stock equivalent securities outstanding. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

ETC HOLDINGS LTD. AND SUBSIDIARIES

As at December 31, 2006 and March 31, 2007 and for the
twenty-eight weeks ended December 31, 2006 and the three months ended March 31, 2007

Report of Independent Auditors

To the Shareholders of
  ETC Holdings Ltd.

We have audited the accompanying consolidated balance sheet of ETC Holdings Ltd. and subsidiaries (“the Company”) as of December 31, 2006, and the related statements of loss, retained deficit and cash flows for the twenty eight weeks ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ETC Holdings Ltd. and subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the twenty eight weeks ended December 31, 2006 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 13 to the consolidated financial statements).

(Signed) Ernst & Young Ltda.

ERNST & YOUNG LTDA.

Santiago, Chile
June 27, 2007

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars unless otherwise stated)

		As of	As of
		March 31,	December 31,
	Note	2007	2006
		ThUS$	ThUS$
		(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	2f	128,181	120,986
Trade accounts receivable	3	46,146	22,241
Miscellaneous receivables, net		1,250	1,476
Inventories		59	59
Recoverable taxes	4	4,190	2,611
Prepaid expenses		945	5,720
Future income taxes	4	344	469
Other current assets	5	1,077	3,333

Total current assets		182,192	156,895

Property, plant and equipment:	6
Land		28,071	28,394
Buildings and infrastructure		1,271,164	1,278,848
Machinery and equipment		499,202	499,086
Other property, plant and equipment		2,611	2,645
Accumulated depreciation (less)		(44,315)	(30,838)

Total property, plant and equipment, net		1,756,733	1,778,135

Other assets:
Investments in other companies		426	180
Goodwill	2d	454,018	455,519
Long-term receivables	3	—	17,616
Long-term future income taxes, net	4	93,192	97,106
Intangibles	2i	253,406	256,650
Deferred debt issuance costs		—	13,257
Long-term deposit	12d)	867,283	849,522
Other		39,237	41,520

Total other assets		1,707,562	1,731,370

Total assets		3,646,487	3,666,400

The accompanying notes are an integral part of these financial statements.

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars unless otherwise stated)

		As of	As of
		March 31,	December 31,
	Note	2007	2006
		ThUS$	ThUS$
		(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans		—	149,613
Current portion of long-term bonds payable	7	28,194	223,968
Derivatives	9	414	177
Accounts payable		45,316	36,407
Miscellaneous payables		13,733	14,214
Income tax payable		322	—
Provisions	10	2,818	3,857
Withholdings		4,162	3,750
Other current liabilities		174	494

Total current liabilities		95,133	432,480

Long-term liabilities:
Long-term bonds payable	7	1,398,135	1,079,904
Long-term derivatives	8	856,475	849,437
	9	61,554	62,432
Long-term notes payable to related parties	9	877,228	859,467
Miscellaneous accounts payable	3	—	19,619
Long-term provisions	10	5,154	5,224
Other long-term liabilities		26,426	18,644

Total long-term liabilities		3,224,972	2,894,727

Contingencies and commitments	2g, 2o, 9, 12	—	—
Non-controlling interest		135	140
Shareholders’ Equity:	11
Paid-in capital		348,812	348,812
Accumulated other comprehensive loss		(11,607)	(1,674)
Retained deficit		(10,958)	(8,085)
Subtotal Accumulated other comprehensive loss and Retained deficit		(22,565)	(9,759)

Shareholders’ Equity, net		326,247	339,053

Total Liabilities and Shareholders’ Equity		3,646,487	3,666,400

The accompanying notes are an integral part of these financial statements.

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Expressed in thousands of U.S. dollars unless otherwise stated)

		Three Months	Twenty Eight
		Ended	Weeks Ended
		March 31,	December 31,
	Note	2007	2006
		ThUS$	ThUS$
		(Unaudited)

Sales revenue		59,115	110,539
Other income		1,041	1,913
Cost of sales		(8,535)	(14,606)
Depreciation		(13,729)	(29,280)
Administrative and selling expenses		(2,197)	(10,223)

Income before financing charges, income taxes and non-controlling interest		35,695	58,343
Interest income		19,566	38,797
Interest expense, including:		(60,383)	(120,328)
— Interest on long-term debt		(56,592)	(102,512)
— Other interest expense		(3,791)	(17,816)
Foreign exchange gain, net		642	9,629
Other non-operating income		7,796	—

Income (loss) before income taxes and non-controlling interest		3,316	(13,559)
Income tax (charge) recovery	4	(3,073)	5,540
Non-controlling interest		31	(66)

Net income (loss) for the period		274	(8,085)

The accompanying notes are an integral part of these financial statements.

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Three Months	Twenty Eight
	Ended	Weeks Ended
	March 31,	December 31,
	2007	2006
	ThUS$	ThUS$
	(Unaudited)	(Unaudited)

Net income (loss) for the period	274	(8,085)
Other comprehensive income (loss):
— Translation of the net investment in self-sustaining foreign operation	(17,144)	18,820
— Net gains (losses) on related hedging items, net of taxes of ThUS $(1,477) and ThUS $4,198, respectively	7,211	(20,494)

Comprehensive loss	(9,659)	(9,759)

The accompanying notes are an integral part of these financial statements.

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RETAINED DEFICIT
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Three Months	Twenty Eight
	Ended	Weeks Ended
	March 31,	December 31,
	2007	2006
	ThUS$	ThUS$
	(Unaudited)

Deficit at the beginning of the period	(8,085)	—
Change in accounting policy(1)	(3,147)	—
Net income (loss) for the period	274	(8,085)

Retained deficit at the end of the period	(10,958)	(8,085)

(1)	Refer to Note 2(q) for further detail about impact of new accounting policies.

The accompanying notes are an integral part of these financial statements.

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars unless otherwise stated)

		Three Months	Twenty Eight
		Ended	Weeks Ended
		March 31,	December 31,
	Note	2007	2006
		ThUS$	ThUS$
		(Unaudited)

Cash Flows from Operating Activities:
Net income (loss) for the period		274	(8,085)
Adjustments for items that do not represent cash flows:
Depreciation		13,729	29,280
Foreign exchange gain, net		(642)	(9,629)
Future income taxes		1,624	(5,540)
Accrued interest		29,963	60,648
Other		16,565	10,675
Changes in working capital balances:
Trade accounts receivable		(6,289)	3,652
Prepaid expenses and other assets		7,678	(7,486)
Recoverable income taxes		(1,579)	(2,611)
Accounts payable and accrued liabilities		(13,307)	28,160

Net cash provided by operating activities		48,016	99,064

Cash Flows from Financing Activities:
Capital contributions		—	348,812
Proceeds from bonds		306,899	420,155
Proceeds from loans		—	1,404,646
Proceeds from notes		—	814,000
Payments of loans		(352,482)	(450,387)

Net cash (used in) provided by financing activities		(45,583)	2,537,226

Cash Flows from Investing Activities:
Acquisition of business, net of cash acquired of ThUS $98,055		—	(1,648,537)
Purchase of property, plant, and equipment		(4,254)	(25,193)
Proceeds from (payments on) foreign exchange forward contracts designated as hedge of net investment		9,016	(27,574)
Long-term deposit		—	(814,000)

Net cash flows provided by (used in) investing activities		4,762	(2,515,304)

Total net cash flows for the period		7,195	120,986

Cash and cash equivalents, beginning of the period		120,986	—

Cash and cash equivalents, end of the period	2f	128,181	120,986

Supplemental cash flow information:
Interest paid		11,149	45,768
Income taxes paid		6,550	8,127

The accompanying notes are an integral part of these financial statements.

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information as of and for the three months ended March 31, 2007 is unaudited
(Expressed in thousands of U.S. dollars unless otherwise stated)

1. THE COMPANY AND BUSINESS

ETC Holdings Ltd. (the “Company”) was formed in Bermuda on June 15, 2006 with an initial share capital of ThUS$ 12. The objective of the Company as per its Memorandum of Association is to acquire, hold, pledge and dispose of investments in the equity and debt, directly and indirectly of Rentas Eléctricas I Limitada and Rentas Eléctricas II Limitada (now Transelec Holdings Rentas Limitada) and any other persons and entities that carry on electricity transmission business in Chile, and any activities that are ancillary thereto. As of March 31, 2007 and December 31, 2006 the principal asset held by the Company through its indirect subsidiary Rentas Eléctricas III Limitada is its investment in Transelec S.A. (“Transelec”).

References herein to “parent company” are to ETC Holdings Ltd. and references to the “Company” or the “Group” are to ETC Holdings Limited together with its consolidated subsidiaries (see Note 2c).

On June 30, 2006, the Company acquired through its indirect subsidiary Rentas Eléctricas IV Limitada 999,900 shares of Transelec (at this time under the name of HQI Transelec Chile S.A.), representing 99.99% of its share capital, from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation. In the same transaction, another Company’s subsidiary Rentas Eléctricas III Limitada acquired 100 shares of Transelec representing 0.01% of its share capital from HQ Puno Ltd.

On October 24, 2006 Rentas Eléctricas IV Limitada acquired from, Rentas Eléctricas III Limitada 100 shares, corresponding to 0.01% of the share capital of HQI Transelec Chile S.A. and having full ownership of this entity, merged the latter by absorption. After the merger Rentas Eléctricas IV Limitada changed its name first to Nueva Transelec S.A. and finally to its current name — Transelec S.A.

Transelec’s business is to exploit and develop electricity transmission systems in Chile. For this purpose it may obtain, acquire and use the respective concessions and permits and exercise all the rights and faculties that the prevailing legislation confers on electrical companies. Transelec’s business also includes providing engineering or management consulting services and developing other business and industrial activities related to electrical transmission. Transelec may act directly or through subsidiaries or other related companies, both in Chile and abroad. As of March 31, 2007 and December 31, 2006 Transelec has one subsidiary Transelec Norte S.A. that also operates in the electricity transmission business in Chile.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of accounting

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)	Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results of operations and cash flows of the parent company and its subsidiaries. The effects of all significant transactions with consolidated subsidiaries have been eliminated on consolidation. Earnings of the acquired business (Transelec) are included in the consolidated financial statements from the date of acquisition (June 30, 2006).

As of March 31, 2007 and December 31, 2006, the Group was composed of the parent company and following direct and indirect subsidiaries:

	Participation as		Participation as
	of March 31, 2007		of December 31, 2006
	Direct/Indirect	%	Direct/Indirect	%

Rentas Eléctricas I Limitada	Direct	99.96	Direct	99.96
Transelec Holdings Rentas Limitada	Indirect	99.96	Indirect	99.96
Rentas Eléctricas III Limitada	Indirect	99.96	Indirect	99.96
Transelec S.A.	Indirect	99.96	Indirect	99.96
Transelec Norte S.A.	Indirect	99.96	Indirect	99.96

c)	Business combination

The Company acquired Transelec on June 30, 2006, for net cash consideration of ThUS$ 1,648,537 (including direct transaction cost of ThUS$ 2,595). The Company accounted for the business combination using the purchase method of accounting. The cost of acquisition was allocated to identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill. The initial allocation of the purchase cost for the acquisition was as follows:

As of
June 30, 2006
ThUS$

Assets acquired:
Current assets (net of cash and cash equivalents)	29,981
Property, plant and equipment	1,751,444
Indefinite life intangibles (rights-of-way)	247,500
Other assets	52,395
Goodwill	625,006

Total assets acquired	2,706,326

Liabilities assumed:
Current portion of long-term bonds payable	(248,509)
Long-term bonds payable	(672,387)
Future income tax	(84,424)
Other liabilities	(52,469)

Total liabilities assumed	(1,057,789)

Net cash consideration	1,648,537

Consideration:
Net assets acquired	1,746,592
Less: Cash and cash equivalents acquired	98,055

Net non-cash assets acquired	1,648,537

Subsequently to the acquisition Rentas Eléctricas IV Limitada merged with Transelec. The merger resulted in changes to the tax bases of certain assets and liabilities. This resulted in changes in future income tax assets and liabilities that were recorded as adjustments to goodwill (ThUS$ 181,924). The final balance of goodwill as of Mach 31, 2007 amounts to ThUS$ 454,018.

The amounts allocated to depreciable assets are amortized over their estimated useful lives. The Company also periodically evaluates the carrying values of assets acquired in the business combinations for potential impairment based on reviews of estimated future operating income and cash flows on an undiscounted basis. No impairment indicators were observed during the period covered by these consolidated financial statements.

In accordance with the terms of the Purchase Agreement of HQI Transelec Chile S.A., the purchase price is subject to potential future adjustments that will be determined based on the results of the trunk transmission tariff process currently being developed in accordance with Law 19940 (Short Law) enacted on March 13, 2004 (see Note 2o) for additional detail on the trunk transmission system study that forms part of the trunk transmission tariff process). The trunk transmission tariff process is expected to be completed at the end of the first half of 2007. As of the acquisition date, as of December 31, 2006, and as of March 31, 2007 the outcome of this tariff process could have not been determined without reasonable doubt and therefore an amount of contingent consideration, if any, could have not been reasonably estimated. Currently, after publication in May 2007 of reports by Comissión Nacional de Energía (National Energy Commission) and Panel of Experts, management estimates that the potential adjustment to the purchase price may amount to approximately to ThUS$ 160,000. A potential resulting liability was not recognized as of March 31, 2007 and December 31, 2006 since the purchase consideration was not issued nor became issuable. The consideration will become issuable after formal publication of a respective decree by Ministerio de Economía in the Official Gazette. A potential resulting liability or asset will be recognized when the contingency is resolved and a consideration will be issued.

d)	Goodwill

The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill. Goodwill is not amortized and is reviewed annually for impairment. A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any:

(1)	The fair value of a reporting unit should be compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

(2)	When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill should be compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

For the purpose of testing goodwill for impairment, all goodwill acquired was assigned to one reporting unit — Transelec. No impairment indicators were observed during the period covered by these consolidated financial statements.

e)	Reporting currency and foreign currency translation

The Company keeps its accounting records and prepares financial statements in U.S. dollars. Transelec is considered a self-sustaining subsidiary and keeps its accounting records in Chilean pesos (“Ch$”). Financial statements of Transelec have been translated to U.S. dollars using the rate in effect at the balance sheet date for asset and liability items, and using the average exchange rates during the period covered by the consolidated financial statements for revenues and expenses. Adjustments arising from this translation are deferred and recorded in the cumulative translation adjustment account.

The exchange rates in effect at the balance sheet dates used to translate assets and liability items were as follows:

	March 31,	December 31,
	2007	2006
	Ch$	Ch$

United States dollar	539.21	532.39

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income or loss for the period.

Index-linked assets and liabilities

Transelec has certain assets and liabilities that are denominated in index-linked units of account that are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s Consumer Price Index. The value for the UF was as follows:

	March 31,	December 31,
	2007	2006
	Ch$	Ch$

Unidad de Fomento	18,372.97	18,336.38

f)	Cash and cash equivalents and Statement of Cash Flows

The consolidated statements of cash flows have been prepared using the indirect method. Cash and cash equivalents presented in the consolidated statements of cash flows include cash, term deposits, and other balances (reverse resale agreements) with maturities of less than 90 days and are detailed as follows:

	March 31,	December 31,
	2007	2006
	ThUS$	ThUS$

Cash and bank	7,083	12,320
Term deposits	94,972	80,604
Reverse resale agreements	26,126	28,062

Total	128,181	120,986

Term deposits are recorded at cost plus accrued interest and UF indexation adjustments, when applicable. Average interest rate on the term deposits was 4,06% as of March 31, 2007 and 4.2% as of December 31, 2006.

Reverse resale agreements are valued at the investment value (cost) plus indexation adjustments and interest.

g)	Property, plant, and equipment

Property, plant and equipment are stated at acquisition cost based on fair values determined as of June 30, 2006 (date of acquisition of Transelec). The cost of an item of property, plant and equipment acquired subsequently includes the purchase price and other acquisition costs such as, installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, etc. The cost of item constructed or developed over time includes direct construction (such as materials and labour), and overhead costs directly attributable to the construction or development activity, including interest costs. Interest costs capitalized during the period ended March 31, 2007 amounted to ThUS$ 579 (ThUS$ 1,023 in the period ended December 31, 2006).

Some of the Company’s transmission lines and other assets may have asset retirement obligations. The vast majority of the Company’s rights-of-way (easements) on which such assets are located are of perpetual duration. As the Company expects to use majority of its installed assets for an indefinite period, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligation cannot be made at the balance sheet dates. If, at some future date, it becomes possible to estimate the fair value cost of removing assets that the Company is legally required to remove, an asset retirement obligation will be recognized at that time.

h)	Depreciation of property, plant, and equipment

The depreciation of property, plant and equipment has been calculated using a straight-line method, based on the estimated useful lives of the assets that for major classes of the property, plant and equipment are as follows:

Description	Years

Transmission lines	40
Electrical equipment	15-35
Non-hydraulic civil projects	40
Other	3-40

i)	Intangibles

Intangibles that amount to ThUS$ 253,406 as of March 31, 2007 and to ThUS$ 256,650 as of December 31, 2006 include rights-of-way, valued at acquisition cost based on their fair values as of June 30, 2006. Rights-of-way have no expiration term and are considered to have an indefinite useful life. Rights-of-way are not amortized until their lives will be determined to be no longer indefinite. Goodwill is not amortized and is reviewed annually for impairment.

j)	Bonds payable

Bonds payable assumed under the Purchase Agreement of HQI Transelec Chile S.A. were initially recorded at their fair value as of June 30, 2006, they accrue interest based on the prevailing interest rates at the time of the acquisition, and are subject to UF indexation adjustments, when applicable. The portion of the bonds principal and interest that are payable within one year are presented in Current liabilities. The remaining portion is included in Long-term liabilities.

k)	Deferred debt issuance and placement expenses

The Company defers the expenses incurred in relation to the issuance and placement of debt instruments. As of December 31, 2006 those balances were presented in Other assets. On January 1, 2007, upon adoption of CICA Section 3855 those amounts were reclassified to offset corresponding debt balances. Debt and related issuance expenses are amortized using effective interest rate method.

l)	Current and future income taxes

The Company has determined its current tax assets and liabilities in accordance with Chilean tax regulations applicable to activities of its subsidiaries. Each consolidated entity prepares and files its individual income tax return.

The Company records future income taxes recognizing, using the liability method, the deferred tax effects of temporary differences between the accounting and tax values of assets and liabilities.

m)	Vacation accrual

The annual cost of staff vacation is recognized as an expense in the financial statements on an accrual basis.

n)	Staff severance indemnities

Transelec has — under agreements with its employees — an obligation to pay to its employees who have completed 15 years of service (including service in Transelec’s legal predecessors before its merger with Rentas Eléctricas IV Limitada), staff severance indemnities based on the number of the years of service. The employees receive the payment at the time their employment contract ends (and based on the salary levels immediately before the termination) due to retirement or voluntary resignation. In addition some employees have an additional benefit determined as fixed amount in UF as of December 1, 2000 that will be paid at the time of termination of their contracts. The cost of these non-pension benefits has been determined based on the management’s best estimates and accrued as a liability as employees render service.

o)	Revenue recognition and tariff-setting

The Company’s revenues correspond mainly to remuneration from the use of its electricity transmission facilities. This remuneration is earned in part from arrangements subject to the tariff regulation and in part from contractual arrangements with the users of the transmission facilities.

The total remuneration for the use of the transmission facilities for both regulated and contractual arrangements includes in general two components: i) the AVNR, which is the annuity of the New Replacement Value (VNR), calculated in such a way that the present value of these annuities, using an annual real discount rate and the economic useful life of each of the facilities equals to the cost of replacing the existing transmission facilities with new facilities with similar characteristics at current market prices, plus, ii) the COyM, which corresponds to the cost required to Operate, Maintain and Administrate the corresponding transmission facilities.

Revenues generating from both regulatory and contractual arrangements are recognized and invoiced on a monthly basis, using fixed monthly amounts resulting from the application of the AVNR and COyM values stipulated in the contracts or resulting from the regulated tariffs and indexed as applicable. The transmission service is invoiced usually at the beginning of the following the month when the service was rendered and thus the revenue recognized each month includes transmission service provided but not invoiced up to the month end.

Since the Short Law was enacted (March, 2004) the revenues for use of the transmission facilities are determined by regulatory organizations Centro de Despacho Económico de Carga del Sistema Interconectado Central (“CDEC — SIC”) and Centro de Despacho Económico de

Carga del Sistema Interconectado del Norte Grande (“CDEC-SING”) and are binding for all entities participating in the electricity market. CDEC — SIC and CDEC-SING use in its calculation information about AVNR and CoyM provided by the Company. The calculation is indexed in accordance with a tariff models used by CDEC — SIC and CDEC-SING.

p)	Derivative contracts and hedging

Subsidiaries Transelec Holdings Rentas Limitada and Transelec selectively utilize derivative financial instruments primarily to manage financial risks, principally foreign exchange risk. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as hedge based on an expectation of offsetting cash flows or fair value.

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks related to a net investment in Transelec (considered a self-sustaining subsidiary with a functional currency different from the currency of the parent company) are included in the cumulative translation adjustment account.

Derivative financial instruments that are not designated as hedges or do not meet hedge effectiveness criteria are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income or loss in the period the changes occur.

Derivatives instruments are disclosed separately on the balance sheet depending on their nature as assets or liabilities. Payments and receipts under currency swap contracts are recognized as adjustment to foreign exchange gains/losses on an accrual basis.

q)	Changes in accounting policies

In 2005, the Canadian Institute of Charted Accountants (CICA) issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments — Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments — Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the Company on January 1, 2007.

Comprehensive Income

Section 1530 introduces Comprehensive Income which represents changes in Shareholders’ Equity during a period arising from transactions and other events from non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. These consolidated financial statements include a Consolidated Statement of Comprehensive Loss. Accumulated Other Comprehensive Loss (AOCL), is presented as a new category of Shareholders’ Equity in the consolidated balance sheet.

Financial Instruments — Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading (HFT), available-for-sale (AFS), held-to-maturity (HTM), loans and receivables (L&R), or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in income or loss, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income or loss. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income or loss. The amounts recognized in AOCL will be reclassified to net income or loss in the periods in which net income or loss is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income or loss.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges — any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition;

(2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation — any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCL and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Impact of adopting Sections 1530, 3855, 3861 and 3865

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) a decrease of ThUS$ 3,147, net of taxes of ThUS$ 644, to opening retained earnings for embedded derivatives; (ii) reclassification of ThUS$ 1,674 of net foreign currency losses to AOCL, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the quarter ended March 31, 2007 is presented in the Consolidated Statement of Comprehensive Loss.

Additional information about the classification of financial instruments under the new accounting standards effective January 1, 2007 is provided in Note 9.

r)	Future accounting pronouncements

On December 1, 2006 the Canadian Institute of Chartered Accountants issued three new accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These new standards will be effective beginning on January 1, 2008. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new standards.

3.	SHORT AND LONG-TERM RECEIVABLES AND MISCELLANEOUS LONG-TERM ACCOUNTS PAYABLE

The balance of short-term trade receivables as of March 31, 2007 of ThUS$ 46,146 and as of December 31, 2006 of ThUS$ 22,241 includes invoiced and not invoiced (accrued) tolls.

In addition, in long-term receivables the Company classified positive differences related to the mechanism of billing of the tariff income (see Note 2o)) amounting to ThUS$ 17,616 as of December 31, 2006. Corresponding negative differences were shown as of December 31, 2006 in Miscellaneous accounts payable caption under Long-term liabilities and amounted to ThUS$ 19,619. Those amounts do not bear interest.

These differences derive from the mechanism of billing of Company’s revenues set by law, principally the “Short Law”. The Company’s revenues that correspond mainly to remuneration from the use of its electricity transmission facilities include in general two components: i) the AVNR, which is the annuity of the New Replacement Value and ii) the COyM, which is the cost required to operate, maintain and administrate the corresponding transmission facilities. The revenues are collected through two concepts: a) the toll, and b) the expected tariff revenue. For each and all of the tranches of the transmission system in a given year, the toll plus expected tariff revenue is equal to AVNR plus COyM. The monthly billing is based on the information about the real tariff revenue per tranche as determined by CDEC and CDEC-SING. The Company is obliged to settle in the future the differences between expected tariff revenue and real tariff revenue. Those differences will be paid to or received from the users of the respective transmission tranches. The timing of the settlement of those balances will be determined by Ministerio de Economía (Ministry of Economy) in a special Decree that will be issued at the moment of termination of the tariff setting process that considers the results of the trunk transmission study as set in the Short Law (see Note 2o)). Currently it is expected that the tariff setting process will be concluded by the end of the first half of 2007 and the above mentioned amounts will be settled by the end of 2007. In consequence balances presented as of January 1, 2007 in the long-term receivables were reclassified to current assets.

4. CURRENT AND FUTURE INCOME TAXES

a)	Recoverable income taxes

As of March 31, 2007 and of December 31, 2006, the recoverable income taxes, are composed as follows:

	As of	As of
	March 31,	December 31,
Description	2007	2006
	ThUS$	ThUS$
	(Unaudited)

Provision for income taxes	(2,360)	(8,954)
Monthly income tax installments	6,550	8,127
Receivable from tax losses absorbed	—	3,418
Other income tax credits	—	20

Total	4,190	2,611

b)	Income tax charge/recovery

The composition of the net income tax benefit for the 3 months period of March 31, 2007 and for the 28 weeks period ended December 31, 2006 including the effects of future income taxes is as follows:

	For the	For the
	Three Months Ended	Twenty-eight Weeks Ended
Description	2007	2006
	ThUS$	ThUS$
	(Unaudited)

Current income tax	(1,449)	(3,418)
Benefit from tax losses absorbed and other credits	—	3,418
Effect of future income taxes	(1,624)	5,540

Total income tax (charge) recovery	(3,073)	5,540

c)	Future income taxes

As of March 31, 2007 and of December 31, 2006, the future income taxes, are composed as follows:

	As of March 31, 2007
			Future income tax		As of December 31, 2006
	Future income tax assets		liabilities		Future income tax assets		Future income tax liabilities
Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	(Unaudited)

Staff vacation accrual	192	—	—	—	201	—	—	—
Leased assets	—	23	—	—	—	—	—	8,096
Property, plant and equipment	—	94,804	—	—	—	110,943	—	—
Price-level restatement	—	3,244	—	—	—	2,705	—	—
Intangibles	—	—	—	22,431	—	—	—	22,419
Capitalized of financial expenses	—	—	—	—	—	—	—	2,548
Write-offs of assets	—	—	—	—	—	367	—	—
Prepaid expenses	—	—	—	2,361	—	—	—	1,733
Forward contracts	4	—	—	—	—	—	75	—
Tax losses(1)	—	16,846	—	—	—	13,340	—	—
Swap contracts	—	—	—	—	—	273	—	—
Embedded derivatives	—	—	—	6,601	—	—	—	—
Bonds	—	9,668	—	—	162	10,195	—	—
Off-market contracts	—	—	—	—	—	—	—	5,921
Others	148	—	—	—	181	—	—	—

Total future income taxes	344	124,585	—	31,393	544	137,823	75	40,717

Net future income tax assets/liabilities	344	93,192	—	—	469	97,106	—	—

(1)	In accordance with current Chilean tax regulations, tax losses do not expire.

5. OTHER CURRENT ASSETS

The detail of the other current assets as of March 31, 2007 and December 31, 2006 is as follows:

	As of	As of
	March 31,	December 31,
Description	2007	2006
	ThUS$	ThUS$
	(Unaudited)

Forward contract	1,077	3,322
Other	—	11

Total	1,077	3,333

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed in the table below:

	As of March 31, 2007			As of December 31, 2006
		Accumulated	Net		Accumulated	Net
Description	Cost	depreciation	book value	Cost	depreciation	book value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	(Unaudited)

Land	28,071	—	28,071	28,394	—	28,394

Buildings and infrastructure:
Buildings	22,448	(604)	21,845	22,622	(458)	22,164
Access roads	391	(8)	383	404	(5)	399
Transmission lines	988,227	(18,678)	969,549	1,001,720	(11,898)	989,822
Houses and apartments	146	(3)	143	154	(2)	152
Non-hydraulic civil projects	191,130	(4,564)	186,565	189,835	(3,340)	186,495
Works in progress	68,822	—	68,822	64,113	—	64,113

Total Buildings and infrastructure	1,271,164	(23,857)	1,247,307	1,278,848	(15,703)	1,263,145

Machinery and equipment:
Telecommunications equipment	10,840	(1,619)	9,221	10,760	(1,345)	9,415
Furniture, machinery and office equipment	245	(18)	227	239	(12)	227
Service furniture and equipment	47	(3)	44	46	(2)	44
Tools and instruments	2,003	(104)	1,899	1,927	(71)	1,856
Power generation unit	1,828	(111)	1,717	1,842	(81)	1,761
Electrical equipment	428,552	(13,201)	415,351	429,639	(9,677)	419,962
Mechanical, protection and measurement equipment	51,589	(4,865)	46,724	51,801	(3,635)	48,166
Transport and loading equipment	620	(59)	561	556	(39)	517
Computers and software	3,478	(478)	3,000	2,276	(273)	2,003

Total Machinery and equipment	499,202	(20,458)	478,744	499,086	(15,135)	483,951

Other Property, plant, and equipment:
Construction materials	2,611	—	2,611	2,645	—	2,645

Total Other property, plant, and equipment	2,611	—	2,611	2,645	—	2,645

Total property, plant and equipment	1,801,048	(44,315)	1,756,733	1,808,973	(30,838)	1,778,135

7. BONDS PAYABLE

The detail of bonds payable as of March 31, 2007 and December 31, 2006 is as follows:

Registration or
identification		Nominal	Currency or					Book value
number of the		amount	indexation	Interest		Periodicity of payments		As of	As of	Principal/
instrument	Series	placed	unit	rate	Maturity date	Interest	Principal	Mar 31, 2007	Dec 31, 2006	Interest
								ThUS$	ThUS$
								(Unaudited)

Current portion of long-term bonds:
249	A1	40,712	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	1,402	Interest
249	A2	81,424	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	2,804	Interest
249	B1	4,071	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	35	140	Interest
249	B2	61,068	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	519	2,103	Interest
First issuance	Single	7,946,777	US$	$7.88%	Apr 15, 2007	Semiannually	At maturity	17,483	7,947	Interest
249	A1	2,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	69,198	Principal
249	A2	4,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	138,397	Principal
249	B1	4,000	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	136	69	Principal
249	B2	60,000	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	2,044	1,039	Principal
481	D	25,235	UF	4.25%	Jun 15, 2007	Semiannually	Semiannually	5,696	869	Interest
480	C	17,349.50	UF	3.5%	Sep 1, 2007	Semiannually	Semiannually	592	—	Interest
First issuance	Private placement	1,688,625	US$	$7.11%	May 2, 2007	Semiannually	At maturity	1,689	—	Interest

Total current portion of bond payable								28,194	223,968

Long-term bonds payable:
249	B1	198,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	7,544	7,827	Principal
249	B2	2,970,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	114,886	117,404	Principal
First issuance	Single	465,000,000	US$	$7.88%	Apr 15, 2011	Semiannually	At maturity	488,487	489,888	Principal
481	D	13,500,000	UF	4.25%	Dec 15, 2027	Semiannually	At maturity	459,997	464,785	Principal
480	C	6,000,000	UF	3.5%	Sept 01, 2016	Semiannually	At maturity	204,443	—	Principal
First issuance	Private placement	150,000,000	US$	$7.11%	May 02, 2026	Quarterly	At maturity	150,000	—	Principal
Debt issuance costs								(27,222)	—

Total Long-term bonds payable								1,398,135	1,079,904

Following is a schedule of the long-term debt (bonds) maturity in each of the five years beginning on April 1, 2007 and January 1, 2007 respectively, and thereafter:

	As of	As of
	March 31,	December 31,
Year	2007	2007
	ThUS$	ThUS$
	(Unaudited)

2007	28,194	223,968
2008	2,181	2,204
2009	2,181	2,204
2010	2,181	2,204
2011	490,668	493,194
Thereafter	900,924	580,098

Total	1,426,329	1,303,872

8.	BANK LOANS

Following is a schedule of the long-term bank loans maturity in each of the five years beginning on April 1, 2007 and thereafter:

	As of	As of
	March 31,	December 31,
Year	2007	2006
	ThUS$	ThUS$
(Unaudited)

2007	—	—
2008	—	—
2009	856,475	849,437
2010	—	—
2011	—	—
Thereafter	—	—

Total	856,475	849,437

As of March 31, 2007 the amount of the outstanding capital of the loan obtained from Scotia & Trust (Cayman) Ltd. was ThUS$ 856,475 including accrued interest (ThUS$ 849,437 as of December 31, 2006). The loan bears interest of 6 months LIBOR plus 3%.

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The classification of financial instruments under the new accounting standards effective January 1, 2007 (see Note 2q), and their carrying amounts are as follows:

	As of March 31, 2007			As of December 31, 2006
Financial assets	HFT(1)	L&R(2)	Total	HFT(1)	L&R(2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	(Unaudited)

Cash and cash equivalents	128,121	—	128,121	120,896		120,896
Trade accounts receivable	—	46,146	46,146	—	22,241	22,241
Derivative financial instruments, including:
— Forward contracts(3)	1,077	—	1,077	3,333	—	3,333
— Embedded derivatives(4)	38,829	—	38,829	—	—	—
Long-term bank deposit	867,283		867,283	849,522		849,522
Investments in other companies	426	—	426	180	—	180
Long-term receivables	—	—	—	—	17,616	17,616

Total	1,035,736	46,146	1,081,882	973,931	39,857	1,013,788

	As of		As of
	March 31, 2007		December 31, 2006
		Other than		Other than
Financial liabilities	HFT(1)	HFT(1)	HFT(1)	HFT(1)
	ThUS$	ThUS$	ThUS$	ThUS$
	(Unaudited)

Accounts payable, and other short-term payables	—	59,049	—	50,621
Debt (including long-term and short- term portion)	—	3,160,032	—	3,162,389
Derivatives (swap contracts)	61,968	—	62,609	—
Other long-term payables	—	26,426		38,263

Total	61,968	3,245,507	62,609	3,251,273

(1)	Held-for-trading.

(2)	Loans and receivables.

(3)	Classified in other current assets.

(4)	Classified in other non-current assets.

The carrying amount of all financial instruments, except for long-term debt, approximates their fair value. The fair value of derivative financial instruments reflects the estimated amount that the Company, if required to settle an outstanding contract, would be required to pay or would be entitled to receive at the balance sheet date.

The fair values of the long-term bonds payable and the outstanding bank loan, based on period-end quoted market prices for the same or similar debt instruments of the same remaining maturities, are provided in the following table:

	As of March 31, 2007		As of December 31, 2006
Description	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	(Unaudited)

Long-term bonds payable	1,425,357	1,441,007	1,079,904	1,091,761
Long-term bank loan	866,471	888,355	849,437	886,731

Long-term notes payable amounting to ThUS$ 877,228 and ThUS$ 859,467 as of March 31, 2007 and December 31, 2006, respectively, represent promissory convertible notes issued by ETC Holding Ltd. to its shareholders. The notes are due on June 30, 2016 and accrue interest of LIBOR plus 2.875 basis points. The notes may be converted at the option of the holders in connection with, upon or at any time following of an IPO (meeting certain terms and conditions as agreed by the Company’s shareholders) resulting in listing of equity of ETC Holding Ltd. or any of its subsidiaries on a defined stock exchange.

Transelec entered into five US$/UF cross currency swaps contracts totaling to ThUS$ 220,000 to hedge part of its exchange rate risk exposure related to bonds denominated in US$. Initially the swaps were designated as cash flow hedges, however given ineffectiveness observed after the inception date hedge accounting was not applied and all changes in the fair value of the swaps are recorded in income. Fair value of the swap contracts recognized on the consolidated balance sheet amounts to ThUS$ 61,968 as of March 31, 2007 (ThUS$ 62,609 as of December 31, 2006) (liability). The swaps contracts mature in 2011 (the same maturity as the debt originally hedged).

As of March 31, 2007 Transelec has also opened 2 foreign currency forwards to buy ThUS$ 17,400 that were not designated as hedges (3 contracts to buy ThUS$ 17,400 as of December 31, 2006). Fair value of those forward contracts recognized on the consolidated balance sheet as of March 31, 2007 amounts to ThUS$ 25 (liability) (ThUS$ 440 (asset) as of December 31, 2006). The contracts matured during the 2nd quarter of 2007.

The subsidiary Transelec Holding Rentas Limitada entered into foreign exchange forward contracts totaling to ThUS$ 548,550 as of March 31, 2007 (ThUS$ 644,359 as of December 31, 2006) that were designated as hedges of currency risks related to a net investment in Transelec (a self-sustaining subsidiary with other functional currency). Unrealized and realized gains and losses on those contracts were included in the cumulative translation adjustment account. Fair value of the forward contracts recognized on the consolidated balance sheet as of March 31, 2007 amounts to ThUS$ 1,077 (asset) (asset of ThUS$ 2,882 as of December 31, 2006). Forward contracts opened as of March 31, 2007 have maturities ranging from April to May 2007.

Financial assets create a risk that a counter-party will fail to discharge its obligation, causing a financial loss. Credit losses are generally low in the sector in which the Company operates. The Company monitors its credit risk exposure on an on-going basis and periodically evaluates the necessity to establish allowances for doubtful receivables based on the information about counter-parties’ financial condition. Currently management believes that it has no significant credit risk related to its receivables.

The Company earns a significant part of its revenues (approx. 70% in the 3 months period ended March 31, 2007) from one client, which is a Chilean electricity generating company. As of March 31, 2007 approx. 59% of the trade accounts receivables are due from that client.

10.	PROVISIONS

Provisions as of March 31, 2007 and December 31, 2006 were as follows:

	As of	As of
	March 31,	December 31,
Description	2007	2006
	ThUS$	ThUS$
	(Unaudited)

Accrued payroll	1,205	2,241
Vacation accrual	1,128	1,183
Staff severance indemnities (short-term portion)	485	433

Total	2,818	3,857

The long-term provision presented on the consolidated balance sheet includes an obligation for staff severance indemnities of ThUS$ 5,154 as of March 31, 2007 (ThUS$ 5,224 as of December 31, 2006) determined in accordance with the accounting policy described in the Note 2n). The total amount of cost for staff severance indemnities recognized in the period ended March 31, 2007 was ThUS$ 58 (ThUS$ 2,906 in the period ended December 31, 2006).

11.	SHAREHOLDERS’ EQUITY

The detail of changes in the Shareholders’ Equity during the periods ended March 31, 2007 and December 31, 2006 is shown in the table below:

		Accumulated
		other	Cumulative	Retained
	Paid-in	comprehensive	translation	earnings
Description	capital	loss	adjustment	(losses)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Contribution of initial capital(1)	12	—		—	12
Increase of capital(1)	348,800	—		—	348,800
Net investment in self-sustaining foreign operation	—	—	18,820	—	18,820
Loss on hedging instruments	—	—	(20,494)	—	(20,494)
Net loss for the period	—	—	—	(8,085)	(8,085)

Balance as of December 31, 2006	348,812	—	(1,674)	(8,085)	339,053

(Unaudited)
Balance as of January 1, 2007	348,812	—	(1,674)	(8,085)	339,053
Reclassification of net cumulative translation adjustment	—	(1,674)	1,674	—	—
Change in accounting policy (Note 2q)	—	—	—	(3,147)	(3,147)
Net investment in self-sustaining foreign operation	—	(17,144)	—	—	(17,144)
Gain on hedging instruments	—	7,211	—	—	7,211
Net loss for the period	—	—	—	274	274

Balance as of March 31, 2007	348,812	(11,607)	—	(10,958)	326,247

(1)	ETC Holdings Ltd. was founded with the initial minimum share capital of ThUS$ 12. Subsequently shareholders increase the capital by ThUS$ 348,800.

The authorized share capital is divided into 400,012,000 shares of nominal value of US$ 1 per share.

The Company’s Shareholders and their participation as of March 31, 2007 are as follows:

Participation
Shareholder	%

CPP Investment Board Private Holding Inc.	27.7453
Bryson International Limited	27.7453
4358520 Canada Inc.	22.1106
4358538 Canada Inc.	3.9019
Infra — PSP Canada Inc.	18.4969

Total	100.0000

12.	CONTINGENCIES AND RESTRICTIONS

a)	Debt covenants

Based on the covenants derived from issuance of the bonds the issuer (Transelec) is obliged to::

–	Maintain, during the period the bonds are outstanding, assets free of any kind of lien or encumbrance, whose book value is equal to or greater than 1.2 times the book value of all the liabilities and debts of the issuer that are not subject to any liens or guarantees on assets or instruments belonging to it, including among such liabilities, the debt arising from the bond issuance.

–	Not sell, cede, transfer, contribute or in any way give up title to, either for money or for free, its essential assets.

–	Maintain a level of indebtedness at the individual and consolidated level whereby the ratio of Total demandable liabilities / Total capitalization, is no greater than 0.7.

–	Maintain, during the period the bonds are outstanding, minimum individual and consolidated shareholders’ equity of UF 15,000,000.

b)	Litigations, lawsuits and demands from regulators

1.	On May 15, 2000, the Superintendency of Electricity and Fuel (Superintendencia de Electicidad y Combustibles or SEC) fined Transelec of 300 annual tax units (UTA), which as of March 31, 2007, amounted to ThUS$ 215, through Exempt Resolution No. 876, for its alleged responsibility in the power failure of the Sistema Interconectado Central (SIC) on July 14, 1999, caused by the untimely withdrawal from service of the San Isidro Plant of San Isidro S.A. On May 25, 2000, an administrative motion was filed by Transelec before SEC, which is pending resolution.

2.	On December 5, 2002, SEC in Ordinary Official Letter No. 7183, charged Transelec for its alleged responsibility in the interruption of electrical supply in the SIC on September 23, 2002. By Exempt Resolution No. 1438 of August 14, 2003, the SEC applied various fines to Transelec for a total of UTA 2,500 equivalent as of March 2007 to ThUS$ 1,795. The Company had appealed the complaint before the Santiago Court of Appeals, and made a deposit of 25% of the original fine. The Company claims that it is not responsible for this situation since it considers it a case of force majeure.

3.	The SEC in Ordinary Official Letter No. 1210, dated February 21, 2003, filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, SEC imposed a fine of UTA 560 equivalent as of March 2007 to ThUS$ 402, against which a writ of administrative reconsideration was filed, which was subsequently rejected. The Company appealed the complaint before the Santiago Court of Appeals and made a deposit of 25% of the original fine. The Company claims that it is not responsible for this situation since it considers it a case of force majeure.

4.	On June 25, 2003, the Zone Director of the III Zone of SEC in Ordinary Official Letter No. 488, filed charges against Transelec for its alleged responsibility in the interruption of electrical supply in the SIC, south of Temuco on March 7, 2003. The Company had filed the corresponding responses. Management believes it has no responsibility for this event.

5.	On June 30, 2005 SEC through Exempt Resolution No. 1117, applied the following sanctions to Transelec: (i) a fine of 560 UTA equivalent as of March 31, 2007 to ThUS$ 402, for allegedly not having ensured electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; (ii) a fine of 560 UTA equivalent as of March 2007 to ThUS$ 402, levied on the Company as owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. The Company had appealed the charges before the SEC, which is pending resolution. Management believes it has no responsibility for these events.

6.	On December 17, 2004, SEC, through Exempt Resolution No. 2334, fined Transelec with an amount of 300 UTA equivalent as of December 2006 to ThUS$ 215, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck that crashed into a structure of the Charrúa — Temuco transmission line. The Company had filed a motion of invalidation and administrative reconsideration, claiming that it was a case of force majeure and that the charges are not applicable and should be cancelled.

7.	On April 1, 2004, SEC in Ordinary Official Letter No. 1631, filed charges against Transelec for restrictions in the transfer of power on November 5, 2003, in the Charrua-Temuco line, due to the construction of the La Isla and Los Pinos crossing, which decreased the distance between the conductors and the ground. The corresponding response has been filed. Management believes that the charges are not applicable, and therefore the SEC should nullify the effects of these charges.

8.	On December 31, 2005, SEC through Official Letter No. 1831, filed charges against Transelec for allegedly operating its installations and in the process infringing on various provisions of the electrical regulations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By Resolution No. 220, on February 7, 2006, the Company was fined with an amount of 560 UTA equivalent as of March 2007 to ThUS$ 402. Recourse was presented on February 16, 2006, which is still pending resolution.

9.	On August 11, 2003, Transelec was notified of the resolution of the arbitration case against Sociedad Austral de Electricidad S.A. (Saesa) in which Transelec demanded amount of ThUS$ 2,300. The resolution rejected the claim filed by the Company. Currently, the recourse to overturn this decision remains outstanding before the Santiago Court of Appeal. The purpose of this trial is to determine the amount that Saesa should pay to Transelec for use of its transmission system. Up to March 31, 2007, the Company has recognized and/or received part of the claimed amount in conformity with Resolution of Ministry of Economic Development and Reconstruction No. 88 of 2001.

10.	Through Ordinary Office No. 793, dated December 12, 2005, the SEC of the 7th Region, filed charges against Transelec for loss of electrical power in the town of Constitución on November 21, 2005 due to a failure, which occurred as a consequence of forestry works that caused a tree to fall on the power line between San Javier and Constitución. The Company presented its evidence on January 4, 2006. On May 7, 2006, by Resolution No. 33, the SEC of the 7th Region fined the Company with the amount of 400 UTM equivalent as of December 2006 to ThUS$ 24. The sanction was re-imposed and ratified on June 7, 2006 by Resolution No. 42. The Company appealed the charges before the Court of Appeals of Talca, placing a deposit of 25% of the original fine. The Company maintains that it is not responsible for this event, as it was caused by a third party, and thus should be considered a case of force majeure.

In addition to the cases discussed above as of March 31, 2007, there are certain other lawsuits and litigations pending against the Company for which the corresponding defense has been filed. Total aggregated amount of the demands in those cases is ThUS$ 125. Currently management believes that in those cases as well as in case of all disputes discussed in b) above Company will not suffer any material losses in addition to the amounts of deposits mentioned above that were expensed when incurred. No contingent losses were accrued for those cases.

c)	Guarantees

At the Company’s request Banco Santander gave guarantees totaling to ThUS$ 752 as of March 31, 2007 and ThUS$ 761 as of December 31, 2006 to the Chilean Ministry of Economy, Development and Reconstruction to ensure completion by the Company of certain works related to the transmission system.

Transelec received from its contractors financial guarantees totaling to ThUS$ 14,104 as of March 31, 2007 and ThUS$ 14,201 as of December 31, 2006 as a guarantee of the completion of construction and maintenance works and the repayment of housing loans.

d)	Pledges on assets

The Company’s funds amounting to ThUS$ 867,283 and ThUS$ 849,522 as of March 31, 2007 and December 31, 2006, respectively, deposited in the long-term bank deposit are pledged to secure a bank loan from Scotiabank & Trust (Cayman) Ltd. The outstanding balance of loan payable classified in long-term liabilities amounts to ThUS$ 856,475 and ThUS$ 849,437 as of March 31, 2007 and December 31, 2006, respectively. In the event of default Scotiabank & Trust (Cayman) Ltd. set off and apply the deposit against the loan.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian GAAP varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a)	Embedded derivatives

Under Canadian GAAP before implementation of CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, EIC-117 did not permit in general the bifurcation of an embedded derivative from the host contract (CICA AcG-17 made an exception to this general rule for equity-linked deposit contracts). Under US GAAP Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) requires bifurcation and fair value accounting for certain embedded derivatives. The Company entered into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives held by Company corresponded to foreign currency and indexation features embedded in electricity transmission and acquisition of fixed assets contracts. Effects of the bifurcation of the embedded derivatives and their respective tax effect were included as an adjustment in the reconciliation to US GAAP as of and for the period ended December 31, 2006 in paragraph c) below. As mentioned in the Note 2q) the Company recorded under Canadian GAAP a transition adjustment effective January 1, 2007, attributable to the recognition of embedded derivatives as an adjustment to opening retained earnings.

b)	Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the Company beginning January 1, 2007. There is no Canadian GAAP equivalent of the FIN 48. The Company has determined that the effects of the adoption of FIN 48 are immaterial on the Company’s financial position and results of operations.

c)	Effects of conforming to US GAAP

The adjustments to reported net loss required to conform to US GAAP were as follows:

For the
28 weeks ended
Description	2006
ThUS$

Net loss as shown in the Canadian GAAP financial statements	(8,085)
Embedded derivatives (paragraph a)	(3,791)
Adjustments of deferred income taxes (paragraph a)	644

Net loss under US GAAP	(11,232)

Other comprehensive income (loss):
Translation of the net investment in self-sustaining foreign operation	18,820
Net losses on related hedging items, net of taxes of ThUS$ 4,198	(20,494)

Total comprehensive loss under US GAAP	(12,906)

The adjustments to reported Shareholders’ equity required to conform to US GAAP were as follows:

As of
December 31,
Description	2006
ThUS$

Shareholders’ equity as shown in the Canadian GAAP financial statements	339,053
Embedded derivatives (paragraph a)	(3,791)
Adjustments of deferred income taxes (paragraph a)	644

Shareholders’ equity under US GAAP	335,906

c)	Effects of conforming to US GAAP

The following summarizes the changes in shareholders’ equity under US GAAP during the 28 week period ended December 31, 2006:

For the
28 weeks ended
Description	2006
ThCh$

Opening balance	—
Contribution and increase of capital	348,812
Net investment in self-sustaining foreign operation	18,820
Loss on hedging instruments	(20,494)
Net loss for the period	(11,232)

Closing balance	335,906

d)	Recent US GAAP accounting pronouncements

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. The new statement:

–	permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

–	clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

–	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

–	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

–	amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently assessing the impact of this new standard.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

14. SUBSEQUENT EVENTS

On June 22, 2007 the Company’s shareholders unanimously agreed that the authorized capital of the Company be increased from US$ 400,012,000 to US$ 1,400,012,000 by the creation of 1 billion additional shares of par value US$ 1.00 each. On June 27, 2007 the shareholders decided that the outstanding principal amount of each holder’s promissory convertible notes (see Note 9), totaling at that date to ThUS$ 858,758 be immediately converted into such number of ordinary shares of the Company as contemplated by such holder’s note agreement and any accrued and unpaid interest amounts owing under such holder’s note on the conversion date shall become payable in cash. Following the conversion the Company’s shareholders keep the same percentage of the ownership interest in the Company as existing before the conversion.

ETC HOLDINGS LTD. AND SUBSIDIARIES

As at June 30, 2007 and December 31, 2006 and
for the three and six months ended June 30, 2007 and
for the two weeks ended June 30, 2006
(Unaudited)

US$:	United States dollars
ThUS$:	Thousands of United States dollars
UF:	Unidad de Fomento. UF is an inflation-indexed, Chilean-peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate.

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars unless otherwise stated)

			As of	As of
			June 30,	December 31,
	Note		2007	2006
			ThUS$
			(Unaudited)	ThUS$

ASSETS
Current assets:
Cash and cash equivalents			97,397	120,986
Trade accounts receivable	3		46,493	22,241
Miscellaneous receivables, net			1,538	1,476
Inventories			61	59
Recoverable taxes			3,649	2,611
Prepaid expenses			620	5,720
Future income taxes			1,025	469
Other current assets			6,392	3,333

Total current assets			157,175	156,895

Property, plant and equipment:	4
Land			28,661	28,394
Buildings and infrastructure			1,304,037	1,278,848
Machinery and equipment			511,738	499,086
Other property, plant and equipment			2,687	2,645
Accumulated depreciation (less)			(59,372)	(30,838)

Total property, plant and equipment, net			1,787,751	1,778,135

Other assets:
Investments in other companies			510	180
Goodwill			455,330	455,519
Long-term receivables	3		—	17,616
Long-term future income taxes, net			110,413	97,106
Intangibles			259,273	256,650
Deferred debt issuance costs			—	13,257
Long-term bank deposit	10d	)	848,813	849,522
Other			35,211	41,520

Total other assets			1,709,550	1,731,370

Total assets			3,654,476	3,666,400

The accompanying notes are an integral part of these financial statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars unless otherwise stated)

		As of	As of
		June 30,	December 31,
	Note	2007	2006
		ThUS$
		(Unaudited)	ThUS$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans		—	149,613
Current portion of long-term bonds payable	5	17,678	223,968
Derivatives	7	324	177
Accounts payable		36,969	36,407
Miscellaneous payables		20,051	14,214
Provisions	8	3,510	3,857
Withholdings		3,907	3,750
Other current liabilities		151	494

Total current liabilities		82,590	432,480

Long-term liabilities:
Long-term bonds payable	5	1,430,538	1,079,904
Long-term bank loans	6	839,086	849,437
Long-term derivatives	7	70,233	62,432
Long-term notes payable to related parties	7	—	859,467
Miscellaneous accounts payable	3	—	19,619
Long-term provisions	8	5,268	5,224
Other long-term liabilities		33,144	18,644

Total long-term liabilities		2,378,269	2,894,727

Contingencies and commitments	7, 10	—	—
Non-controlling interest		400	140
Shareholders’ Equity:	9
Paid-in capital		1,207,571	348,812
Accumulated other comprehensive income (loss)		10,309	(1,674)
Deficit		(24,663)	(8,085)
Subtotal Accumulated other comprehensive income (loss) and Deficit		(14,354)	(9,759)

Shareholders’ Equity, net		1,193,217	339,053

Total Liabilities and Shareholders’ Equity		3,654,476	3,666,400

The accompanying notes are an integral part of these financial statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)
(Expressed in thousands of U.S. dollars unless otherwise stated)

	For the three	For the six	For the two
	months ended	months ended	weeks ended
	June 30,	June 30,	June 30,
	2007	2007	2006
	ThUS$	ThUS$	ThUS$

Sales revenue	58,346	117,461	—
Cost of sales	(6,910)	(12,979)	—
Depreciation	(14,868)	(28,597)	—
Administrative and selling expenses	(1,813)	(5,280)	(838)
Other (expenses) income, net	(1,028)	7,809	—

Income (loss) before financing charges, income taxes and non-controlling interest	33,727	78,414	(838)
Interest income	18,546	38,112	—
Interest expense, including:	(78,718)	(140,297)
— Interest expense on long-term debt	(71,500)	(127,975)	—
— Other interest expenses	(7,218)	(12,322)	—
Foreign exchange gain, net	3,418	4,060	—

Loss before income taxes and non-controlling interest	(23,027)	(19,711)	(838)
Income tax recovery	9,355	6,282	151
Non-controlling interest	(33)	(2)	(2)

Net loss for the period	(13,705)	(13,431)	(689)

The accompanying notes are an integral part of these financial statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Three Months	Six Months	Two Weeks
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2007	2007	2006
	ThUS$	ThUS$	ThUS$

Net loss for the period	(13,705)	(13,431)	(689)
Other comprehensive income (loss):
— Translation of the net investment in self-sustaining foreign operation	32,921	15,777	(11)
— Net losses on related hedging items, net of taxes of ThUS$2,254 ThUS$645 and ThUS$0, respectively	(11,005)	(3,794)	—

Comprehensive income (loss) for the period	8,211	(1,448)	(700)

The accompanying notes are an integral part of these financial statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Three Months	Six Months	Two Weeks
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2007	2007	2006
	ThUS$	ThUS$	ThUS$

Deficit at the beginning of the period	(10,958)	(8,085)	—
Change in accounting policy(1)	—	(3,147)	—
Net loss for the period	(13,705)	(13,431)	(689)

Deficit at the end of the period	(24,663)	(24,663)	(689)

(1)	Refer to Note 2c) for further detail about impact of new accounting policies.

The accompanying notes are an integral part of these financial statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. dollars unless otherwise stated)

	Three	Six	Two
	Months Ended	Months Ended	Weeks Ended
	June 30,	June 30,	June 30,
	2007	2007	2006
	ThUS$	ThUS$	ThUS$

Cash Flows from Operating Activities:
Net loss for the period	(13,705)	(13,431)	(689)
Adjustments for items that do not represent cash flows:
Depreciation	14,868	28,597	—
Foreign exchange gain, net	(3,418)	(4,060)	—
Future income taxes	(8,371)	(6,747)	(151)
Accrued interest to be paid	20,184	50,147	—
Accrued interest to be received	(17,034)	(34,795)
Other	(11,100)	(14,468)	(203)
Changes in working capital balances:
Trade accounts receivable	(243)	(6,532)	(13,794)
Prepaid expenses and other assets	(6,257)	1,421	—
Recoverable taxes	541	(1,038)	—
Accounts payable and accrued liabilities	(260)	(13,567)	(2,203)

Net cash used in operating activities	(24,795)	(14,473)	(17,040)

Cash Flows from Financing Activities:
Capital contributions	—	—	344,602
Proceeds from bonds	—	349,319	—
Proceeds from loans	—	—	1,414,000
Proceeds from notes	—	—	814,000
Payments of bonds	—	(207,595)	—
Payments of loans	—	(149,613)	—

Net cash provided by (used in) financing activities	—	(7,889)	2,572,602

Cash Flows from Investing Activities:
Acquisition of business, net of cash acquired of ThUS$98,055	—	—	(1,634,381)
Purchase of property, plant, and equipment	(2,878)	(7,132)	—
(Payments on) proceeds from foreign exchange forward contracts designated as hedges of net investment	(6,361)	2,655	—
Long-term bank deposit	—	—	(814,000)

Net cash flows used in investing activities	(9,239)	(4,477)	(2,448,381)

Effect of exchange rate changes on cash and cash equivalents	3,250	3,250	—

Total net (decrease) increase in cash and cash equivalents for the period	(30,784)	(23,589)	107,181

Cash and cash equivalents, beginning of the period	128,181	120,986	—

Cash and cash equivalents, end of the period	97,397	97,397	107,181

Supplemental cash flow information:
Interest paid	74,882	86,031	—
Income taxes paid	2,415	4,135	—

The accompanying notes are an integral part of these financial statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in thousands of U.S. dollars unless otherwise stated)

Note 1 —	THE COMPANY AND BUSINESS

ETC Holdings Ltd. (the “Company”) was formed in Bermuda on June 15, 2006 with an initial share capital of ThUS$12. The objective of the Company as per its Memorandum of Association is to acquire, hold, pledge and dispose of investments in the equity and debt, directly and indirectly of Rentas Eléctricas I Limitada and Rentas Eléctricas II Limitada (now Transelec Holdings Rentas Limitada) and any other persons and entities that carry on electricity transmission business in Chile, and any activities that are ancillary thereto. As of June 30, 2007 the principal asset held by the Company through its indirect subsidiary Transelec Holdings Rentas Limitada is its investment in Transelec S.A. (“Transelec”).

References herein to “parent company” are to ETC Holdings Ltd. and references to the “Company” or the “Group” are to ETC Holdings Limited together with its consolidated subsidiaries (see Note 2b).

On June 30, 2006, the Company acquired through its indirect subsidiary Rentas Eléctricas IV Limitada for net cash consideration of ThUS$1,648,537 (including certain price adjustments and direct transaction costs) 999,900 shares of Transelec (at this time under the name of HQI Transelec Chile S.A.), representing 99.99% of its share capital, from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation. In the same transaction, another Company’s subsidiary Rentas Eléctricas III Limitada acquired 100 shares of Transelec representing 0.01% of its share capital from HQ Puno Ltd.

On October 24, 2006, Rentas Eléctricas IV Limitada acquired from, Rentas Eléctricas III Limitada 100 shares, corresponding to 0.01% of the share capital of HQI Transelec Chile S.A. and having full ownership of this entity, merged the latter by absorption. After the merger Rentas Eléctricas IV Limitada changed its name first to Nueva Transelec S.A. and then to Transelec S.A.

On March 26, 2007, Rentas Eléctricas III Limitada became an incorporated company and changed its name to Rentas Eléctricas III S.A.

On May 9, 2007, Rentas Eléctricas Rentas III S.A. acquired 100 shares of Transelec owned by Transelec Holdings Rentas Limitada, corresponding to 0.01% of its share capital and became owner of 100% of Transelec. As a consequence, Rentas Eléctricas III S.A. merged Transelec by absorption. The merged entity continues its operations under name Transelec S.A.

Transelec’s business is to exploit and develop electricity transmission systems in Chile. For this purpose it may obtain, acquire and use the respective concessions and permits and exercise all the rights and faculties that the prevailing legislation confers on electrical companies. Transelec’s business also includes providing engineering or management consulting services and developing other business and industrial activities related to electrical transmission. Transelec may act directly or through subsidiaries or other related companies, both in Chile and abroad. As of June 30, 2007 and 2006 Transelec has one subsidiary Transelec Norte S.A. that also operates in the electricity transmission business in Chile.

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of accounting

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These interim financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company (i.e. as of and for the twenty eight weeks ended December 31, 2006) except for changes resulting from adoption of new accounting pronouncements as discussed in the Note 2c) below. These interim consolidated financial statements do not include all of the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)	Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results of operations and cash flows of the parent company and its subsidiaries. The effects of all significant transactions with consolidated subsidiaries have been eliminated on consolidation.

As of June 30, 2007, December 31, 2006 and June 30, 2006, the Group was composed of the parent company and the following direct and indirect subsidiaries:

	Participation as		Participation as of		Participation as
	of June 30, 2007		December 31, 2006		of June 30, 2006
	Direct/Indirect	%	Direct/Indirect	%	Direct/Indirect	%

Rentas Eléctricas I Limitada	Direct	99.96	Direct	99.96	Direct	99.96
Transelec Holdings Rentas Limitada	Indirect	99.96	Indirect	99.96	Indirect	99.96
Rentas Eléctricas III Limitada	—	—	Indirect	99.96	Indirect	99.96
Rentas Eléctricas IV Limitada	—	—	—	—	Indirect	99.96
Transelec S.A.	Indirect	99.96	Indirect	99.96	Indirect	99.96
Transelec Norte S.A.	Indirect	99.96	Indirect	99.96	Indirect	99.96

c)	Changes in accounting policies

In 2005, the Canadian Institute of Charted Accountants (CICA) issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments — Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments — Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the Company on January 1, 2007.

Comprehensive Income

Section 1530 introduces Comprehensive Income which represents changes in Shareholders’ Equity during a period arising from transactions and other events from non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. These consolidated financial statements include a Consolidated Statement of Comprehensive Income (Loss). Accumulated Other Comprehensive Income (Loss) (AOCI/AOCL), is presented as a new category of Shareholders’ Equity in the consolidated balance sheet.

Financial Instruments — Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading (HFT), available-for-sale (AFS), held-to-maturity (HTM), loans and receivables (L&R), or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in income or loss, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income or loss. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income or loss. The amounts recognized in AOCI/AOCL will be reclassified to net income or loss in the periods in which net income or loss is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income or loss.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges — any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation — any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCI/AOCL and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Impact of adopting Sections 1530, 3855, 3861 and 3865

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of ThUS$3,147, net of taxes of ThUS$644, to opening deficit for embedded derivatives; (ii) reclassification of ThUS$1,674 of net foreign currency losses to AOCI/AOCL, previously classified as the cumulative translation adjustment in Shareholders’ Equity.

Additional information about the classification of financial instruments under the new accounting standards effective January 1, 2007 is provided in Note 7.

d)	Future accounting pronouncements

On December 1, 2006 the Canadian Institute of Chartered Accountants issued three new accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These new standards will be effective beginning on January 1, 2008. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace

Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new standards.

Note 3 —	SHORT AND LONG-TERM RECEIVABLES AND MISCELLANEOUS LONG-TERM ACCOUNTS PAYABLE

The balance of short-term trade receivables as of June 30, 2007 of ThUS$ 46,493 and as of December 31, 2006 of ThUS$ 22,241 includes invoiced and not invoiced (accrued) tolls.

In addition, as of December 31, 2006 in long-term receivables the Company classified positive differences related to the mechanism of billing of the tariff income (see further details below) amounting to ThUS$ 17,616. Corresponding negative differences were shown as of December 31, 2006 in Miscellaneous accounts payable caption under long-term liabilities and amounted to ThUS$ 19,619. Those amounts do not bear interest.

These differences derive from the mechanism of billing of Company’s revenues set by law (principally Law 19.940 called also the “Short Law”). The Company’s revenues that correspond mainly to remuneration from the use of its electricity transmission facilities include in general two components: i) the AVNR, which is the annuity of the New Replacement Value and ii) the COyM, which is the cost required to operate, maintain and administrate the corresponding transmission facilities. The revenues are collected through two concepts: a) the toll, and b) the expected tariff revenue. For each and all of the tranches of the transmission system in a given year, the toll plus expected tariff revenue is equal to AVNR plus COyM. The monthly billing is based on the information about the real tariff revenue per tranche as determined by regulatory organizations Centro de Despacho Económico de Carga (“CDEC”) and Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande (“CDEC-SING”). The Company is obliged to settle in the future the differences between the expected tariff revenue and the real tariff revenue. Those differences will be paid to or received from the users of the respective transmission tranches. The timing of the settlement of those balances will be determined by Ministerio de Economía (Ministry of Economy) in a special Decree that will be issued at the moment of termination of the tariff setting process that considers the results of the trunk transmission study as set in the Short Law. Currently it is expected that the tariff setting process will be concluded in the third quarter of 2007 and the above mentioned amounts will be settled by the end of 2007. In consequence balances presented as of January 1, 2007 in the long-term receivables and long-term liabilities were reclassified to current assets and current liabilities, respectively.

Note 4 —	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed in the table below:

	As of June 30, 2007			As of December 31, 2006
		Accumulated	Net		Accumulated	Net
Description	Cost	depreciation	book value	Cost	depreciation	book value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Land	28,661	—	28,661	28,394	—	28,394

Buildings and infrastructure:
Buildings	22,942	(769)	22,173	22,622	(458)	22,164
Access roads	401	(10)	391	404	(5)	399
Transmission lines	1,009,712	(26,082)	983,630	1,001,720	(11,898)	989,822
Houses and apartments	149	(4)	145	154	(2)	152
Non-hydraulic civil projects	195,526	(5,966)	189,560	189,835	(3,340)	186,495
Works in progress	75,307	—	75,307	64,113	—	64,113

Total Buildings and infrastructure	1,304,037	(32,831)	1,271,206	1,278,848	(15,703)	1,263,145

Machinery and equipment:
Telecommunications equipment	11,889	(1,933)	9,956	10,760	(1,345)	9,415
Furniture, machinery and office equipment	255	(25)	230	239	(12)	227
Service furniture and equipment	52	(4)	48	46	(2)	44
Tools and instruments	2,093	(143)	1,950	1,927	(71)	1,856
Power generation unit	1,868	(145)	1,723	1,842	(81)	1,761
Electrical equipment	437,494	(17,196)	420,298	429,639	(9,677)	419,962
Mechanical, protection and measurement equipment	53,505	(6,262)	47,243	51,801	(3,635)	48,166
Transport and loading equipment	633	(83)	550	556	(39)	517
Computers and software	3,949	(750)	3,199	2,276	(273)	2,003

Total Machinery and equipment	511,738	(26,541)	485,197	499,086	(15,135)	483,951

Other Property, plant, and equipment:
Construction materials	2,687	—	2,687	2,645	—	2,645

Total Other property, plant, and equipment	2,687	—	2,687	2,645	—	2,645

Total property, plant and equipment	1,847,123	(59,372)	1,787,751	1,808,973	(30,838)	1,778,135

Note 5 —	BONDS PAYABLE

The detail of bonds payable as of June 30, 2007 and December 31, 2006 is as follows:

Registration or
identification		Nominal	Currency or					Book value
number of the		amount	indexation	Interest		Periodicity of payments		As of	As of	Principal/
instrument	Series	placed	unit	rate	Maturity date	Interest	Principal	Jun 30, 2007	Dec 31, 2006	Interest
								ThUS$	ThUS$

Current portion of long-term bonds:
249	A1	40,712	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	1,402	Interest
249	A2	81,424	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	2,804	Interest
249	B1	4,071	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	144	140	Interest
249	B2	61,068	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	2,159	2,103	Interest
First issuance	Single	7,946,777	U.S.$	7.88%	Oct 15, 2007	Semiannually	At maturity	7,947	7,947	Interest
249	A1	2,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	69,198	Principal
249	A2	4,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	138,397	Principal
249	B1	4,000	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	142	69	Principal
249	B2	60,000	UF	6.2%	Sep 1, 2007	Semiannually	Semiannually	2,120	1,039	Principal
481	D	25,235	UF	4.25%	Dec 15, 2007	Semiannually	Semiannually	892	869	Interest
480	C	17,349.50	UF	3.5%	Sep 1, 2007	Semiannually	Semiannually	2,453	—	Interest
First issuance	Private placement	1,688,625	U.S.$	7.11%	May 2, 2007	Semiannually	At maturity	1,821	—	Interest

Total current portion of bond payable								17,678	223,968

Long-term bonds payable:
249	B1	198,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	7,928	7,827	Principal
249	B2	2,970,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	118,926	117,404	Principal
First issuance	Single	465,000,000	U.S.$	7.88%	Apr 15, 2011	Semiannually	At maturity	487,017	489,888	Principal
481	D	13,500,000	UF	4.25%	Dec 15, 2027	Semiannually	At maturity	477,217	464,785	Principal
480	C	6,000,000	UF	3.5%	Sep 1, 2016	Semiannually	At maturity	212,096	—	Principal
First issuance	Private placement	150,000,000	U.S.$	7.11%	Jan 31, 2013	Quarterly	At maturity	150,000	—	Principal
Debt issuance costs								(22,646)	—

Total Long-term bonds payable								1,430,538	1,079,904

Following is a schedule of the long-term bonds maturity in each of the five years beginning on July 1, 2007 and January 1, 2007 respectively, and thereafter:

	As of	As of
	June 30,	December 31,
Year	2007	2006
	ThUS$	ThUS$

2007	17,678	223,968
2008	2,262	2,204
2009	2,262	2,204
2010	2,262	2,204
2011	485,524	493,194
Thereafter	938,228	580,098

Total	1,448,216	1,303,872

Note 6 —	BANK LOANS

Following is a schedule of the long-term bank loans maturity in each of the five years beginning on July 1, 2007 and January 1, 2007, respectively, and thereafter:

	As of	As of
	June 30,	December 31,
Year	2007	2006
	ThUS$	ThUS$

2007	—	—
2008	—	—
2009	839,086	849,437
2010	—	—
2011	—	—
Thereafter	—	—

Total	839,086	849,437

As of June 30, 2007 the amount of the outstanding capital of the loan obtained from Scotia & Trust (Cayman) Ltd. was ThUS$839,086 including accrued interest (ThUS$849,437 as of December 31, 2006). The loan bears interest of 6 months LIBOR plus 3%.

Note 7 —	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The classification of financial instruments under the new accounting standards effective January 1, 2007 (see Note 2c), and their carrying amounts are as follows:

	As of June 30, 2007			As of December 31, 2006
Financial assets	HFT(1)	L&R(2)	Total	HFT(1)	L&R(2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	97,397	—	97,397	120,896		120,896
Trade accounts receivable	—	46,493	46,493	—	22,241	22,241
Guarantee deposit (restricted)	5,715	—	5,715	—	—
Derivative financial instruments, including:
— Forward contracts(3)	677	—	677	3,333	—	3,333
— Embedded derivatives(4)	35,151	—	35,151	—	—	—
Long-term bank deposit	848,813	—	848,813	849,522	—	849,522
Investments in other companies	510	—	510	180	—	180
Long-term receivables	—	—	—	—	17,616	17,616

Total	988,263	46,493	1,034,756	973,931	39,857	1,013,788

	As of June 30, 2007		As of December 31, 2006
Financial liabilities	HFT(1)	Other than HFT(1)	HFT(1)	Other than HFT(1)
	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable and other short-term payables	—	57,020	—	50,621
Debt (including long-term and short- term portion)	—	2,287,302	—	3,162,389
Derivatives (swap contracts)	70,557	—	62,609	—
Other long-term payables	—	33,144	—	38,263

Total	70,557	2,377,466	62,609	3,251,273

(1)	Held-for-trading.

(2)	Loans and receivables.

(3)	Classified in other current assets.

(4)	Classified in other non-current assets.

The carrying amount of all financial instruments, except for fixed rate long-term debt, approximates their fair value. The fair value of derivative financial instruments reflects the estimated amount that the Company, if required to settle an outstanding contract, would be required to pay or would be entitled to receive at the balance sheet date.

The fair values of the long-term bonds payable based on period-end quoted market prices for the same or similar debt instruments of the same remaining maturities, are provided in the following table:

	As of June 30, 2007		As of December 31, 2006
Description	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$

Long-term bonds payable	1,448,216	1,442,509	1,079,904	1,091,761

Long-term notes payable amounting to ThUS$859,467 as of December 31, 2006, represent promissory convertible notes issued by ETC Holding Ltd. to its shareholders and accrue interest of LIBOR plus 2.875 basis points. On June 27, 2007 the notes were converted into share capital (see Note 9).

Transelec entered into five US$/UF cross currency swaps contracts totaling to ThUS$220,000 to hedge part of its exchange rate risk exposure related to bonds denominated in US$. Initially the swaps were designated as cash flow hedges, however given ineffectiveness observed after the inception date hedge accounting was not applied and all changes in the fair value of the swaps are recorded in income. Fair value of the swap contracts recognized on the consolidated balance sheet amounts to ThUS$70,557 as of June 30, 2007 (ThUS$62,609 as of December 31, 2006) (liability). The swaps contracts mature in 2011 (the same maturity as the debt originally hedged).

As of June 30, 2007 Transelec has also opened 2 foreign currency forwards to buy ThUS$17,400 that were not designated as hedges (3 contracts to buy ThUS$17,400 as of December 31, 2006). Fair value of those forward contracts recognized on the consolidated balance sheet as of June 30, 2007 amounts to ThUS$53 (asset) (ThUS$440 (asset) as of December 31, 2006). The contracts matured during the 3rd quarter of 2007.

The subsidiary Transelec Holding Rentas Limitada entered into foreign exchange forward contracts totaling to ThUS$560,008 as of June 30, 2007 (ThUS$644,359 as of December 31, 2006) that were designated as hedges of currency risks related to a net investment in Transelec (a self-sustaining subsidiary with other functional currency). Unrealized and realized gains and losses on those contracts were included in the accumulated other comprehensive income (loss). Fair value of the forward contracts recognized on the consolidated balance sheet as of June 30, 2007 amounts to ThUS$624 (asset) (asset of ThUS$2,882 as of December 31, 2006). Forward contracts opened as of June 30, 2007 mature in July 2007.

Financial assets create a risk that a counter-party will fail to discharge its obligation, causing a financial loss. Credit losses are generally low in the sector in which the Company operates. The Company monitors its credit risk exposure on an on-going basis and periodically evaluates the necessity to establish allowances for doubtful receivables based on the information about counter-parties’ financial condition. Currently management believes that it has no significant credit risk related to its receivables.

The Company earns a significant part of its revenues (approx. 75% in the 6 months period ended June 30, 2007) from one client, which is a Chilean electricity generating company. As of June 30, 2007 approx. 53% of the trade accounts receivables are due from that client.

Note 8 —	STAFF SEVERANCE INDEMNITIES

The long-term provision presented on the consolidated balance sheet includes an obligation for staff severance indemnities of ThUS$5,268 as of June 30, 2007 (ThUS$5,224 as of December 31, 2006). In addition the short-term provisions include current portion of the obligation for the same concept amounting to ThUS$468 as of June 30, 2007 (ThUS$433 as of December 31, 2006). The total amount of cost for staff severance indemnities recognized in the six month period ended June 30, 2007 was ThUS$140 (ThUS$82 in the three month period ended June 30, 2007 and ThUS$0 in the two weeks period ended June 30, 2006).

Note 9 —	SHAREHOLDERS’ EQUITY

The detail of changes in the Shareholders’ Equity during the periods ended June 30, 2007 and June 30, 2006 is shown in the table below:

		Accumulated
		other
	Paid-in	comprehensive
Description	capital	income (loss)	Deficit	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Two weeks ended June 30, 2006
Contribution of initial capital(1)	12	—	—	12
Increase of capital(1)	344,590	—	—	344,590
Translation of financial statements in other currency	—	(11)	—	(11)
Net loss for the period	—	—	(689)	(689)

Balance as of June 30, 2006	344,602	(11)	(689)	343,902

Three months ended June 30, 2007
Balance as of April 1, 2007	348,812	(11,607)	(10,958)	326,247
Increase of capital(1)	858,759	—	—	858,759
Net investment in self-sustaining foreign operation	—	32,921	—	32,921
Loss on hedging instruments	—	(11,005)	—	(11,005)
Net loss for the period	—	—	(13,705)	(13,705)

Balance as of June 30, 2007	1,207,571	10,309	(24,663)	1,193,217

Six months ended June 30, 2007
Balance as of January 1, 2007	348,812	(1,674)	(8,085)	339,053
Increase of capital(1)	858,759	—	—	858,759
Change in accounting policy (Note 2c)	—	—	(3,147)	(3,147)
Net investment in self-sustaining foreign operation	—	15,777	—	15,777
Loss on hedging instruments	—	(3,794)	—	(3,794)
Net loss for the period	—	—	(13,431)	(13,431)

Balance as of June 30, 2007	1,207,571	10,309	(24,663)	1,193,217

(1)	ETC Holdings Ltd. was founded with the initial minimum share capital of ThUS$12. Subsequently shareholders increase the capital by ThUS$344,590, ThUS$4,210, ThUS$858,759 on June 29, 2006, December 5, 2006, and June 27, 2007, respectively.

As of June 30, 2007 the authorized share capital is divided into 1,400,012,000 shares of nominal value of U.S.$1 per share.

On June 22, 2007 the Company’s shareholders unanimously agreed that the authorized capital of the Company be increased from U.S.$400,012,000 to U.S.$1,400,012,000 by the creation of 1 billion additional shares of par value U.S.$1.00 each. On June 27, 2007 the shareholders decided that the outstanding principal amount of each holder’s promissory convertible notes (see Note 7), totaling at that date to ThUS$858,759 be immediately converted into such number of ordinary shares of the Company as contemplated by such holder’s note agreement and any accrued and unpaid interest amounts owing under such holder’s note on the conversion date shall become payable in cash. Following the conversion the Company’s shareholders keep the same percentage of the ownership interest in the Company as existing before the conversion.

Note 10 —	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS

a)	Debt covenants

Based on the covenants derived from issuance of the bonds the issuer (Transelec) is obliged to:

–	Maintain, during the period the bonds are outstanding, assets free of any kind of lien or encumbrance, whose book value is equal to or greater than 1.2 times the book value of all the liabilities and debts of the issuer that are not subject to any liens or guarantees on assets or instruments belonging to it, including among such liabilities, the debt arising from the bond issuance.

–	Not sell, cede, transfer, contribute or in any way give up title to, either for money or for free, its essential assets.

–	Maintain a level of indebtedness at the individual and consolidated level whereby the ratio of Total demandable liabilities / Total capitalization, is no greater than 0.7.

–	Maintain, during the period the bonds are outstanding, minimum individual and consolidated shareholders’ equity of UF 15,000,000.

     b) Litigations, lawsuits and demands from regulators

The following are Certain Contingencies that are present at Translelec.

1.	On May 15, 2000, the Superintendency of Electricity and Fuel (Superintendencia de Electicidad y Combustibles or SEyC) fined Transelec of 300 annual tax units (UTA), which as of June 30, 2007, amounted to $0.2 million, through Exempt Resolution No. 876, for its alleged responsibility in the power failure of the Sistema Interconectado Central (SIC) on July 14, 1999, caused by the untimely withdrawal from service of the San Isidro Plant of San Isidro S.A. On May 25, 2000, an administrative motion was filed by Transelec before SEyC, which is pending resolution.

2.	On December 5, 2002, SEyC in Ordinary Official Letter No. 7183, charged Transelec for its alleged responsibility in the interruption of electrical supply in the SIC on September 23, 2002. By Exempt Resolution No. 1438 of August 14, 2003, the SEyC applied various fines to Transelec for a total of UTA 2,500 equivalent as of June 30, 2007 to $1.9 million. The Company had appealed the complaint before the Santiago Court of Appeals, and made a deposit of 25% of the original fine. The Company claims that it is not responsible for this situation since it considers it a case of force majeure.

3.	The SEyC in Ordinary Official Letter No. 1210, dated February 21, 2003, filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, SEyC imposed a fine of UTA 560 equivalent as of June 30, 2007 to ThUS$415, against which a writ of administrative reconsideration was filed, which was subsequently rejected. The Company appealed the complaint before the Santiago Court of Appeals and made a deposit of 25% of the original fine. The Company claims that it is not responsible for this situation since it considers it a case of force majeure.

4.	On June 30, 2005 SEyC through Exempt Resolution No. 1117, applied the following sanctions to Transelec: (i) a fine of 560 UTA equivalent as of June 30, 2007 to ThUS$415, for allegedly not having ensured electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; (ii) a fine of 560 UTA equivalent as of June 30, 2007 to $0.4 million, levied on the Company as owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. The Company had appealed the charges before the SEyC, which is pending resolution. Management believes it has no responsibility for these events.

5.	On December 17, 2004, SEyC, through Exempt Resolution No. 2334, fined Transelec with an amount of 300 UTA equivalent as of June 30, 2007 to $0.2 million, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck that crashed into a structure of the Charrúa — Temuco transmission line. The Company had filed a motion of invalidation and administrative reconsideration, claiming that it was a case of force majeure and that the charges are not applicable and should be cancelled.

6.	On December 31, 2005, SEyC through Official Letter No. 1831, filed charges against Transelec for allegedly operating its installations and in the process infringing on various provisions of the electrical regulations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By Resolution No. 220, on February 7, 2006, the Company was fined with an amount of 560 UTA equivalent as of June 30, 2007 to $0.4 million. Recourse was presented on February 16, 2006, which is still pending resolution.

7.	On August 11, 2003, Transelec was notified of the resolution of the arbitration case against Sociedad Austral de Electricidad S.A. (Saesa) in which Transelec demanded amount of $2.3 million. The resolution rejected the claim filed by the Company. Currently, the recourse to overturn this decision remains outstanding before the Santiago Court of Appeal. The purpose of this trial is to determine the amount that Saesa should pay to Transelec for use of its transmission system. Up to June 30, 2007, the Company has recognized and/or received part of the claimed amount in conformity with Resolution of Ministry of Economic Development and Reconstruction No. 88 of 2001.

8.	Through Ordinary Office No. 793, dated December 12, 2005, the SEyC of the 7th Region, filed charges against Transelec for loss of electrical power in the town of Constitución on November 21, 2005 due to a failure, which occurred as a consequence of forestry works that caused a tree to fall on the power line between San Javier and Constitución. The Company presented its evidence on January 4, 2006. On May 7, 2006, by Resolution No. 33, the SEyC of the 7th Region fined the Company with the amount of 400 UTM equivalent as of June 30, 2007 to $0.1 million. The sanction was re-imposed and ratified on June 7, 2006 by Resolution No. 42. The Company appealed the charges before the Court of Appeals of Talca, placing a deposit of 25% of the original fine. The Company maintains that it is not responsible for this event, as it was caused by a third party, and thus should be considered a case of force majeure.

     c) Guarantees

At the Company’s request Banco Santander gave guarantees totaling to ThUS$752 as of June 30, 2007 and ThUS$761 as of December 31, 2006 to the Chilean Ministry of Economy, Development and Reconstruction to ensure completion by the Company of certain works related to the transmission system.

Transelec received from its contractors financial guarantees totaling to ThUS$15,464 as of June 30, 2007 and ThUS$14,201 as of December 31, 2006 as a guarantee of the completion of construction and maintenance works and the repayment of housing loans.

     d) Pledges on assets

The Company’s funds amounting to ThUS$848,813 and ThUS$849,522 as of June 30, 2007 and December 31, 2006, respectively, deposited in the long-term bank deposit are pledged to secure a bank loan from Scotiabank & Trust (Cayman) Ltd. The outstanding balance of loan payable classified in long-term liabilities amounts to ThUS$839,086 and ThUS$849,437 as of June 30, 2007 and December 31, 2006, respectively. In the event of default Scotiabank & Trust (Cayman) Ltd. set off and apply the deposit against the loan.

     e) Contingent purchase price adjustments in the business combination

As discussed in the Note 1, the Company acquired Transelec (at that time HQI Transelec Chile S.A.) on June 30, 2006 from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation. In accordance with the terms of the Purchase Agreement the purchase price is subject to future adjustments that will be determined based on the results of the trunk transmission tariff process currently being developed in accordance with the Short Law enacted on March 13, 2004 (see also Note 3). The trunk transmission tariff process is expected to be completed in the third quarter of 2007. As of the acquisition date, as of December 31, 2006, and as of June 30, 2007 the outcome of this tariff process could have not been determined without reasonable doubt and therefore an amount of contingent consideration, if any, could have not been reasonably estimated. Currently, after publication in May 2007 of reports by Comissión Nacional de Energía (National Energy Commission) and Panel of Experts, management estimates that the potential adjustments to the purchase price may amount to approximately to ThUS$160,000. A potential resulting liability was not recognized as of June 30, 2007 and December 31, 2006 since the purchase consideration was not issued nor became issuable. The consideration will become issuable after completing formal process of the determination of the adjustments as stipulated in the Purchase Agreement and including among others: publication of a respective decree by Ministerio de Economía in the Official Gazette, determination of the purchase price adjustments by the sellers (Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation), negotiation between the parties as to the amounts of the adjustments, potential arbitration procedure, etc. A potential resulting liability or asset will be recognized when the contingency is resolved and a consideration will be issued.

Note 11 —	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

There are no material differences between Canadian and United States Accounting Principles that have impact on Shareholders’ equity as of June 30, 2007 and net results for the six-months and three-months periods then ended.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

As at December 31, 2006 and December 25, 2005 and
for the year ended December 31, 2006 and
the period from June 1, 2005 to December 25, 2005

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Partners of
  Island Timberlands Limited Partnership:

We have audited the consolidated balance sheets of Island Timberlands Limited Partnership as at December 31, 2006 and December 25, 2005 and the consolidated statements of operations, partners’ equity and cash flows for the year ended December 31, 2006 and the period from June 1, 2005 to December 25, 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2006 and December 25, 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the period from June 1, 2005 to December 25, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada January 26, 2007 (except as to Notes 11(viii), 17 and 18, which are as of June 12, 2007)	(signed) Deloitte & Touche LLP Independent Registered Chartered Accountants

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars)

				Period from
			Year Ended	June 1, 2005 to
			December 31,	December 25,
	Note		2006	2005
			$	$

Sales			197,280	102,811

Operating costs and expenses
Manufacturing and production costs			130,901	74,506
Depreciation, depletion and amortization			20,317	12,747
Selling, general and administrative			7,340	3,444

			158,558	90,697

Operating income			38,722	12,114

Non-operating expenses (income)
Interest expense			24,893	12,694
Other expenses (income)	10		1,180	(390)
Gain on sale of assets	5,6		(5,783)	(2,167)
Management fee — performance bonus	11(viii	)	40,000	—

			60,290	10,137

Net (loss) income for the period			(21,568)	1,977

Allocated as follows:
Limited Partners interests			(21,568)	1,977
General Partner interest			—	—

			(21,568)	1,977

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(Expressed in thousands of U.S. dollars)

					Period from
				Year Ended	June 1, 2005 to
				December 31,	December 25,
		Limited	General	2006	2005
	Note	Partners	Partner	Total	Total
		$	$	$	$

Partners’ equity, beginning of period		510,697	—	510,697	—
Contributions	3	—	—	—	531,696
Net (loss) income		(21,568)	—	(21,568)	1,977
Distributions		(37,000)	—	(37,000)	(23,000)
Cumulative translation adjustment		(1)	—	(1)	24

Partners’ equity, end of period		452,128	—	452,128	510,697

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

			December 31,	December 25,
	Note		2006	2005
			$	$

ASSETS
Current assets
Cash			7,671	18,316
Accounts receivable			7,396	5,631
Inventories	4		23,061	18,003
Prepaid expenses			940	1,531

			39,068	43,481
Property, plant and equipment	5		113,835	118,029
Timberlands and logging roads	6		778,858	797,197
Deferred debt issue costs			2,791	3,194

			934,552	961,901

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			20,283	21,119
Management fee — performance bonus payable	11(viii	)	5,650	—

			25,933	21,119
Management fee — performance bonus	11(viii	)	34,350	—
Other liabilities	7		12,141	20,085
Long-term debt	8		410,000	410,000

			482,424	451,204
Partners’ equity	9		452,128	510,697

			934,552	961,901

Contingencies and commitments (Notes 13 and 15)

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

			Period from
		Year Ended	June 1, 2005 to
		December 31,	December 25,
	Note	2006	2005
		$	$

Operating activities
Net income for the period		(21,568)	1,977
Items not involving cash
Depreciation, depletion and amortization		20,317	12,747
Amortization of deferred debt issue costs		403	—
Change in estimated restructuring liabilities		(2,351)	—
Gain on sale of assets		(5,783)	(2,167)
Management fee — performance bonus payable		40,000	—
Change in non-cash operating items
Accounts receivable		2,884	(3,200)
Inventories		(5,058)	1,535
Prepaid expenses		592	571
Accounts payable and accrued liabilities		(836)	9,056
Other liabilities		(5,593)	7,222

		23,007	27,741

Investing activities
Acquisition of timberland assets, net of cash acquired	3	—	(527,517)
Additions to property, plant and equipment, and timberlands and logging roads		(9,532)	(3,207)
Proceeds from sale of property, plant and equipment		12,880	9,613

		3,348	(521,111)

Financing activities
Partner’s capital contributions		—	531,696
Proceeds from long-term debt		—	6,184
Deferred debt issue costs		—	(3,194)
Distributions to limited partners		(37,000)	(23,000)

		(37,000)	511,686

(Decrease) increase in cash and cash equivalents		(10,645)	18,316
Cash, beginning of period		18,316	—

Cash, end of period		7,671	18,316

Supplemental disclosure of non-cash investing activities
During 2006, the Partnership recorded a cost of acquisition adjustment	3
Supplemental cash flow information
Interest paid		24,893	4,167

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars)

1.	PRIMARY BUSINESS ACTIVITY

Island Timberlands Limited Partnership (“Island” or the “Partnership”) was formed pursuant to the limited partnership agreement (the “Agreement”) made as of March 23, 2005 and as amended and restated as of May 27, 2005 for the purpose of carrying on the business of investment in, and management, operation, and disposition of timberlands in British Columbia, Canada and such other locales as may be approved in accordance with this Agreement.

Pursuant to an asset purchase agreement dated February 17, 2005, a wholly-owned subsidiary of Brookfield Asset Management (“Brookfield”), one of Island’s limited partners, purchased certain timberland assets from Weyerhaeuser Company Limited (“WYL”) and on May 30, 2005, the closing date of the transaction, transferred these assets, net of related liabilities, to the Partnership (Note 3).

The transferred assets consist primarily of timberlands, land, logging roads and equipment, and a 50% interest in Strathcona Helicopters Ltd. All of the transferred assets are located in the coastal region of British Columbia, Canada. The Partnership’s principal business is growing and harvesting timber, and selling logs to worldwide markets.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as prescribed by the Canadian Institute of Chartered Accountants. Significant differences from United States generally accepted accounting principles are discussed in Note 18.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management reviews its estimates based on currently available information. Actual results could differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable, the estimated net realizable value of inventories, the expected economic lives of and the estimated future operating results and net cash flows from the timberlands and property, plant and equipment, and the anticipated costs and timing of asset retirement obligations.

(a)	Basis of presentation

The consolidated financial statements include the accounts of the Partnership and its interest in Strathcona Helicopters Ltd. (“Strathcona”) through use of the proportionate consolidation method. Intercompany transactions and balances have been eliminated.

All currency amounts in these consolidated financial statements are in United States dollars (“U.S. dollars”) unless otherwise stated.

The functional currency of Island is the U.S. dollar and the functional currency of Strathcona is the Canadian dollar.

(b)	Foreign currency translation

Strathcona is a self-sustaining operation and its accounts have been translated into U.S. dollars using the current rate method. Under this method, Strathcona’s assets and liabilities are translated at the period-end exchange rate, and its revenue and expenses at the average rate of exchange prevailing during the period. Exchange gains and losses arising from translation are included in a separate component of partners’ equity.

Other monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or liabilities are incurred. Revenue and expense items denominated in foreign currencies are translated at average rates of exchange prevailing during the period. Exchange gains and losses arising from translation are included in operations.

(c)	Cash and cash equivalents

Short-term investments with original maturities of 90 days or less when acquired are considered cash equivalents. Short-term investments are stated at cost, which approximates market value.

(d)	Accounts receivable

Accounts receivable are stated net of allowances for doubtful accounts.

(e)	Inventories

Logs and boomsticks are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

(f)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated on a straight-line basis at rates that reflect the economic lives of the assets based on the following annual rates:

Buildings	3% - 5%
Plant and equipment	10% - 20%

Property, plant and equipment includes land that has a higher value to non-timberland owners (“HBU land”). HBU land is not depreciated and the value of this land varies with real estate conditions as well as the local regulatory environment.

The Partnership reviews for the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from the expected undiscounted future cash flows from its use and eventual disposition. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value. The Partnership did not record any impairment loss for the year ended December 31, 2006.

(g)	Timberlands and logging roads

Timberlands and logging roads are carried at cost less accumulated depletion and amortization. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years.

Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle.

Amortization of logging roads is provided as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

Timberlands and logging roads are tested for impairment in value whenever events or changes in circumstances indicate their carrying value may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(h)	Asset retirement obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the asset. The obligation is accreted over time to the estimated amount ultimately payable, through charges to operations.

(i)	Deferred debt issue costs

Debt issue costs related to long-term debt are deferred and amortized over the respective terms of the debt to maturity.

(j)	Revenue recognition

Revenue is derived primarily from the sale of logs and related products. The Partnership recognizes sales to external customers when significant risks and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectibility is reasonably assured.

(k)	Shipping and handling costs

Island classifies shipping and handling costs in cost of products sold in the consolidated statement of operations.

(l)	Income taxes

The partners are individually liable for any taxes related to their respective shares of the Partnership’s taxable income. Accordingly, no provision for income taxes is required, except for the Partnership’s share of the provision for income taxes of Strathcona.

(m)	Fiscal periods

Until March 2006, Island’s fiscal periods ended on the last Sunday of each calendar quarter. Effective June 2006, Island’s fiscal periods end on the last calendar day of each calendar quarter.

3.	ACQUISITION OF THE TIMBERLAND ASSETS

The estimated fair value of the assets acquired and liabilities assumed by the Partnership in 2005 pursuant to the asset purchase agreement described in Note 1 was as follows:

$

Cash and cash equivalents	4,181
Accounts receivable	2,431
Inventories	19,538
Prepaid expenses	2,102
Property, plant and equipment	124,116
Timberlands and logging roads	808,069
Accounts payable and accrued liabilities	(12,062)
Other liabilities	(12,863)
Long-term debt	(403,816)

Cost of the acquisition	531,696

The cost of the acquisition was subject to adjustment contingent upon results of the sale of an affiliate entity by Brookfield which was concluded in 2006 (Note 11 (iv)). As a result, management has estimated that $4,649 is due from Brookfield, which has been recorded in 2006 as a related party receivable, and a reduction in the cost of acquisition and the amount allocated to timberlands.

4.	INVENTORIES

	2006	2005
	$	$

Logs and boomsticks	21,724	17,632
Materials and supplies	1,337	371

	23,061	18,003

5.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
	$	$	$	$

HBU land	110,303	—	110,303	113,757
Buildings	885	208	677	806
Plant and equipment	3,948	1,093	2,855	3,466

	115,136	1,301	113,835	118,029

In the year ended December 31, 2006, Island sold HBU land for net proceeds of $8,491 (2005 — $9,179), realizing a gain on sale of $2,325 (2005 — $1,733). Island also sold equipment for net proceeds of $1,675 (2005 — $434) and realized a gain on sale of $1,062 (2005 — $434).

6.	TIMBERLANDS AND LOGGING ROADS

	2006
		Accumulated		2005
		depletion and	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Timberlands	791,921	23,616	768,305	789,664
Reforestation	6,065	—	6,065	846
Logging roads	12,483	7,995	4,488	6,687

	810,469	31,611	778,858	797,197

In the year ended December 31, 2006, Island sold logging roads for net proceeds of $2,714, realizing a gain on sale of $2,396.

7.	OTHER LIABILITIES

	2006	2005
	$	$

Deferred gain on former interest rate swaps	5,445	5,524
Accrued compensation	—	630
Restructuring liabilities	6,374	13,618
Asset retirement obligations	322	313

	12,141	20,085

Interest rate swaps

During the period ended December 25, 2005, Island entered into a series of treasury rate forward starting swaps to hedge risks related to interest rate and cash flow variability on the anticipated issuance of long-term debt. On issuance of the long-term debt, the swaps were cancelled and the gain realized at the time of cancellation was recorded as a deferred gain to be recognized in the statement of operations over the remaining term of the debt.

There are no interest rate swaps outstanding at December 31, 2006.

Restructuring liabilities

Pursuant to the timberland acquisition from WYL, Island is obligated to reimburse Cascadia for certain restructuring and severance costs related to closure activities. Island also assumed responsibility for certain property subdivisions. In 2006, a revision was made to the estimate of cost resulting in a decrease of $2,351 in the required provision, which has been included in other non-operating income (Note 10).

8.	LONG-TERM DEBT

	2006	2005
	$	$

U.S. secured bonds repayable on August 30, 2015, interest at 5.58%	100,000	100,000
U.S. secured bonds repayable on August 30, 2025, interest at 6.17%	210,000	210,000
U.S. secured bonds repayable on August 30, 2030, interest at 6.27%	100,000	100,000

	410,000	410,000

The bonds are payable to Island Timberlands Finance Corp. (“IT Finance”). The bonds are secured by a fixed and floating charge over the Partnership assets and covenants exist that restrict the Partnership’s ability to create additional encumbrances and incur further debt.

A debt service reserve account equal to six months’ interest has been guaranteed by issuing two secured irrevocable letters of credit aggregating $12,382. The fair value of the long-term debt at December 31, 2006 has been estimated by management at $397,452 (2005 — $410,609).

9.	PARTNERS’ EQUITY ACCOUNTS

	Number of
	units
	authorized	Participation
	and issued	%

Limited Partners interests	53,168,984	99.999
General Partner interest	1	0.001

10.	OTHER NON-OPERATING (INCOME)/EXPENSES

	2006	2005
	$	$

Foreign exchange	293	(48)
Legal obligations (from WYL)	1,248	—
Severance	1,330	—
Changes in estimated restructuring liabilities	(2,351)	—
Other	660	(342)

	1,180	(390)

11.	RELATED PARTY TRANSACTIONS

The Partnership had the following transactions with related parties which have been recorded at the exchange amounts agreed to by the parties:

(i) Island engages in various transactions with Western Forest Products Ltd. (“Western”), a company under the common control of one of the limited partners. Reference to transactions with Western, include those with Cascadia, which was effectively purchased by Western in 2006. During the year, each entity purchased and sold logs, as well as boom gear, to each other. These transactions were recorded at the exchange amount determined by reference to current market pricing. Certain overhead and administrative fees were charged between Island and Western for services that are provided from one entity to the other. During the year, Island billed $12,635 (2005 — $14,810) to Western and recognized billings from Western in the amount of $9,474 (2005 — $4,934).

(ii) Pursuant to the WYL asset purchase agreement, the Partnership provided a limited guarantee in favour of WYL of the obligations of Cascadia (now Western) under the WYL asset purchase agreement (the “Island Guarantee”). Western has agreed to indemnify the Partnership in respect of any liability that it incurs under the Island Guarantee. As security for the indemnity, Western has assumed responsibility for a debenture, originally issued by Cascadia, in the amount of $100,000 in favour of the Partnership, which charges all of Western’s purchased Cascadia real property and grants a security interest over all such present and after-acquired personal property. The debenture places certain restrictions on Western of the type typically found in grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of the Partnership.

(iii) Island engaged in transactions with Brookfield and its affiliates related to administrative and other functions that were controlled by Brookfield. During the year, Island was billed $2,611 (2005 — $2,588) for these services.

(iv) Under a loan agreement with IT Finance, Island incurred interest payments in the amount of $24,893 (2005 — $8,174) and charged IT Finance $26 for expenses paid on their behalf.

(v) Under an agreement with Brookfield, on the sale of Cascadia in 2006, Island will receive an amount equivalent to the excess of the sale proceeds over $100,000 plus carrying costs from May 26, 2005. An excess amount, estimated at $4,649, has been recorded as a reduction of the purchase price paid by Island for the acquisition of the timberland assets (Note 3).

(vi) Island holds a 50% interest in Strathcona Helicopters Ltd. (“Strathcona”). During the year, Island utilized Strathcona for helicopter transport services totalling $1,045 (2005 — $761).

(vii) Receivable (payable) balances with entities under common control

	2006	2005
	$	$

Western	336	(677)
Carma Developers LP	(74)	—
Brookfield	4,649	(1,077)
IT Finance	(8,269)	(8,255)
Other	(7)	—

	(3,365)	(10,009)

(viii) Management fee-performance bonus

Pursuant to the terms of a Management Agreement between Island and Brookfield Timberlands Management (“BTM”), an affiliate of Brookfield, management fees are payable to BTM as compensation for the services provided. These fees are comprised of a base management fee at 0.075% of the Fair Market Value of partnership units which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds, which are also determined by reference to Fair Market Value measures.

The performance fee is calculated annually using independent valuation reports, however the final calculation of the amount owing with respect to the performance fee is subject to a clawback calculation based on a five year period ended in 2011 and every fifth year thereafter. In accordance with the terms of this clawback clause, if Island has paid BTM performance fees in excess of the amount that would have been paid if the performance fee had been calculated for each five year period, rather than annually, the excess amount will be rapid by BTM to Island.

The base management fee of $1,659 (2005 — $931) has been expensed in the statement of operations.

The initial performance fee, due in 2007, is based on performance up to December 31, 2006, using independent valuation reports as of that date.

In April 2007, following receipt of independent valuation reports, management estimated the performance fee for the period ended December 31, 2006 to be $40 million. The fees are payable in installments over a 7 year-period, and will bear interest at a rate of 6.02%. The performance fee has been accrued and charged to the consolidated statement of operations for the period ended December 31, 2006.

12.	EMPLOYEE BENEFIT PLANS

Island maintains a defined contribution employee pension plan for salaried employees and contributes to an industry plan for hourly employees. Pension expense for the year was $1,661 (2005 — $862).

13.	CONTINGENCIES

Island is subject to legal claims in the ordinary course of its business. Although there can be no assurance as to the disposition of these matters, it is the opinion of Island’s management, based upon the information currently available, that the expected outcome of these matters, individually or in aggregate, will not have a material adverse effect on the results of operations or financial condition of the Partnership.

14.	SEGMENT INFORMATION

Island manages its business as a single operating segment (Note 1). All of the operations and assets are located in British Columbia.

	2006	2005
	$	$

Sales by location of customer
Canada	53,386	24,719
United States	91,656	51,900
Japan and Asia	52,238	26,192

	197,280	102,811

Sales by product line
Logs	196,835	102,505
Other	445	306

	197,280	102,811

At December 31, 2006, Island was committed to payments under operating leases for equipment and office premises through to 2011. Annual future minimum payments over the term of these commitments are as follows:

$

2007	4.6
2008	3.9
2009	2.6
2010	1.4
2011	0.5

13.0

16.	FINANCIAL INSTRUMENTS

(a)	Fair values

The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to the short term to maturity of these instruments. The fair value of the management fee-performance bonus payable is not readily determinable. The estimated fair value of the long-term debt is disclosed in Note 8.

(b)	Credit risk

Island is exposed to credit risk on accounts receivable, which are primarily from selected customers. To manage its credit risk, Island regularly reviews credit limits and account balances. With most customers, possession, title, and risk pass after receipt of payment, further reducing risk.

17.	SUBSEQUENT EVENTS

           Proposed transaction

In June 2007, certain arrangements were made by Brookfield to transfer a substantial portion of its limited partnership units to an infrastructure fund.

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Partnership’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States generally accepted accounting principles (“U.S. GAAP”). There are no material measurement differences that would affect these financial statements had they been prepared in accordance with U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a)	Joint ventures

The Partnership accounts for its investments in Strathcona using the proportionate consolidation method. Under U.S. GAAP, this investment would be accounted for using the equity method. This difference does not affect net income (loss).

The following summarizes the Company’s proportionate interest in Strathcona including intercompany revenue and expenses:

	2006	2005
	$	$

Income (loss)
Revenues	445	306
Expenses	543	201
Net (loss) income	(98)	105
Cash flows provided by (used in)
Operating activities	5	—
Investing activities	(5)	—
Financial activities	—	—

(b)	Long-term debt issue costs

Under Canadian GAAP, long-term debt issue costs are presented in “Deferred debt issue costs” as a deferred charge. U.S. GAAP requires that long-term debt issue cost be reported as a direct reduction of long-term debt.

Under Canadian GAAP, deferred debt issue costs are amortized on a straight-line basis over the anticipated period of repayment of the underlying debt. Under U.S. GAAP, such costs are amortized under the interest method. Amortization under both methods is not materially different for each of the periods presented.

(c)	Foreign currency translation adjustments

Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” FASB No. 130, Reporting Comprehensive Income requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. Under Canadian GAAP, the concept of comprehensive income exists but applies to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of “Partners’ equity”.

(d)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the interest in Strathcona would be shown as an equity investment and not proportionately consolidated.

(e)	Presentation of consolidated financial statements

Under U.S. GAAP, certain presentation adjustments would be required. Within the statement of operations and comprehensive income these items include other expense (income) gain on sale of assets and management fee — performance bonus, which would be presented as an operating item. These adjustments have no impact on shareholders’ equity or net income.

(f)	Recent accounting pronouncements — U.S. GAAP

           Fair value measurements

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements.” Statement 157 (FAS 157) establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Partnership is currently evaluating the effect that FAS 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of FAS 157 in fiscal 2008.

(g)	Recent accounting pronouncements — Canadian GAAP

           Comprehensive income, equity, financial instruments and hedges

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”. The new standards increase harmonization with U.S. GAAP and will require the following:

•	Financial assets will be classified as either loans and receivables, held-to-maturity, held-for-trading or available-for-sale. Loans and receivables will include all loans and receivables except debt securities and will be accounted for at amortized cost. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the consolidated statement of financial position under shareholders’ equity called other comprehensive income (“OCI”);

•	Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized; and

•	Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated statement of financial position.

For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item. The above guidance is effective January 1, 2007. The Partnership is currently reviewing the guidance to determine the potential impact on its consolidated financial statements.

           Accounting changes

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which requires that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. Section 1506 is effective for fiscal years beginning on or after January 1, 2007 with early adoption permitted. The implementation of this guidance is not expected to have a material impact on the Partnership’s consolidated financial statements.

BCCG PRIVATE
(a Business Unit of Weyerhaeuser Company Limited)

As at May 29, 2005 and December 26, 2004 and for the
period from December 27, 2004 to May 29, 2005 and
the year ended December 26, 2004

Auditors’ Report

To the Board of Directors of
  Brookfield Asset Management Inc.:

We have audited the balance sheets of BCCG Private, a business unit of Weyerhaeuser Company Limited (the “Business Unit”), as at May 29, 2005 and December 26, 2004 and the related statements of earnings, business unit equity and cash flows for the period from December 27, 2004 to May 29, 2005 and the year ended December 26, 2004. These financial statements are the responsibility of the management of Brookfield Asset Management Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Business Unit as at May 29, 2005 and December 26, 2004 and the results of its operations and its cash flows for the period from December 27, 2004 to May 29, 2005 and the year ended December 26, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 15 to the financial statements.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
June 8, 2007

BCCG PRIVATE
(a Business Unit of Weyerhaeuser Company Limited)

BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

		May 29,	December 26,
	Note	2005	2004

ASSETS
Current assets:
Cash and cash equivalents		$—	$2
Trade accounts receivable		1,074	1,122
Other accounts receivable		3,414	3,943
Inventories	3	26,821	21,627
Prepaid expenses		708	916

		32,017	27,610
Property, plant and equipment	4	26,285	26,161
Timberlands and roads	5	619,743	623,326
Goodwill		128,405	128,405
Other assets		—	52

		$806,450	$805,554

LIABILITIES AND BUSINESS UNIT EQUITY
Current liabilities:
Trade accounts payable		$8,188	$7,151
Accrued payroll and related liabilities		1,424	1,466
Other accrued liabilities		4,241	1,700

		13,853	10,317
Other liabilities		782	767
Business Unit equity		791,815	794,470
Basis of presentation	2(a)
Contingencies and commitments	12,13

		$806,450	$805,554

The accompanying notes are an integral part of these financial statements.

BCCG PRIVATE
(a Business Unit of Weyerhaeuser Company Limited)

STATEMENTS OF EARNINGS
(Expressed in thousands of Canadian dollars)

		Period from
		December 27,	Year Ended
		2004 to	December 26,
	Notes	May 29, 2005	2004

Sales		$70,528	$179,338
Costs and expenses:
Manufacturing and product costs		44,646	97,992
Depreciation, depletion and amortization		8,145	18,544
Selling, general and administrative		1,798	2,007
Allocated Weyerhaeuser Company Limited general and administrative expenses	9	2,203	6,237

		56,792	124,780

Operating income		13,736	54,558
Non-operating income (expense):
Gain on sale of properties	6	8,275	9,253
Other income (expense)	7	(2,510)	1,349

		5,765	10,602

Income before income taxes		19,501	65,160
Income taxes	8	5,768	22,147

Net earnings		$13,733	$43,013

The accompanying notes are an integral part of these financial statements.

BCCG PRIVATE
(a Business Unit of Weyerhaeuser Company Limited)

STATEMENTS OF BUSINESS UNIT EQUITY
(Expressed in thousands of Canadian dollars)

	Period from
	December 27,	Year Ended
	2004 to	December 26,
	May 29, 2005	2004

Balance, beginning of period	$794,470	$797,425
Net earnings	13,733	43,013
Net payments to Weyerhaeuser Company Limited	(16,388)	(45,968)

Balance, end of period	$791,815	$794,470

The accompanying notes are an integral part of these financial statements.

BCCG PRIVATE
(a Business Unit of Weyerhaeuser Company Limited)

STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

	Period from
	December 27,	Year Ended
	2004 to	December 26,
	May 29, 2005	2004

Cash provided by (used in):
Operations:
Net earnings	$13,733	$43,013
Items not involving cash:
Depreciation, depletion and amortization	8,145	18,544
Gain on sale of properties	(8,275)	(9,253)
Gain on disposal of assets	(765)	(810)
Other	67	74
Changes in non-cash operating working capital:
Trade accounts receivable	48	(940)
Other accounts receivable	529	(1,962)
Inventories	(5,194)	(7,939)
Prepaid expenses	208	(864)
Trade accounts payable	1,037	2,718
Accrued payroll and related liabilities	(42)	141
Other accrued liabilities	2,541	(54)

	12,032	42,668
Financing:
Mortgage proceeds received	—	500
Net payments to WYL	(16,388)	(45,968)

	(16,388)	(45,468)
Investments:
Additions to timberlands	(3,110)	(5,465)
Additions to roads	(1,736)	(4,576)
Additions to property, plant and equipment	(602)	(250)
Proceeds from sale of assets	9,802	13,091

	4,354	2,800

Decrease in cash and cash equivalents	(2)	—
Cash and cash equivalents, beginning of period	2	2

Cash and cash equivalents, end of period	$—	$2

The accompanying notes are an integral part of these financial statements.

BCCG PRIVATE
(a Business Unit of Weyerhaeuser Company Limited)

NOTES TO FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND AND NATURE OF OPERATIONS

On May 29, 2005, Weyerhaeuser Company Limited (WYL), a wholly owned subsidiary of Weyerhaeuser Company (WY) operating in Canada, completed the sale of its B.C. Coastal Group (BCCG) operations to a subsidiary of Brookfield Asset Management (Brookfield).

BCCG consists of two of the operating business units of WYL. The first business unit, BCCG Private (Private or the Business Unit) is principally engaged in the growing, harvesting and sale of timber in BCCG’s privately-owned timberlands. The second business unit, BCCG Crown (Crown), represents the crown operations, including WYL’s wholly owned subsidiaries of Mid-Island Reman Inc., MacMillan Bloedel Kabushiki Kaisha and Weyerhaeuser (Imports) Pty Limited. Crown is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products relating to BCCG’s crown timberlands.

On May 30, 2005, Brookfield transferred the assets and liabilities of the Business Unit to Island Timberlands Limited Partnership (Island), an entity in which Brookfield has a 50% interest.

These financial statements represent the Private business unit and do not include the operations of the Crown business unit. In addition, these financial statements do not reflect any effects of the sale of the operations to Brookfield.

2. SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of presentation of financial statements

The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for the purpose of presenting Private’s financial position, results of operations and cash flows. Although Private is managed as a separate operating unit of WYL, external financial statements historically have not been prepared. The accompanying financial statements have been derived from historical accounting records of WYL. The historical operating results of Private may not be indicative of what its financial position, results of operations and cash flows would have been had it been a stand-alone entity, nor are they necessarily indicative of what Private’s results may be in the future.

The statement of operations for Private includes allocations of certain costs from WYL directly related to the operations of Private, including an apportionment of central general and administrative costs for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to Private using a three-part apportionment factor based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative salaried headcount. Management believes the methodologies applied for the allocation of these costs is reasonable. Interest expense, foreign exchange gains or losses, stock-based compensation expense calculated on WY performance and royalty charges for the use of the Weyerhaeuser trade name incurred by WYL have not been allocated to the Business Unit.

Certain of Private’s assets are common assets shared with Crown. In order to reflect a proportion of these shared assets in the accounts of each of the business units, an asset allocation was performed. This allocation was based on a weighted average of land base and production for each of the years. Management believes the methodology used for asset allocation is reasonable.

Crown performs certain overhead and administrative services on behalf of Private. These services have been charged to Private based on a weighted average of land base and production for each of the years. Management believes the methodology used for charging for these services is reasonable.

Significant changes could have occurred in the funding and operation of Private if it operated as an independent, stand-alone entity, including an increase in debt and interest expense, which would have a significant impact on its financial position and results of operations.

     (b) Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include the allocation of assets and costs as described in notes 2(a) and 9, the determination of net realizable value for inventory, the depreciation rates for property, plant and equipment and assessment of impairment for property, plant and equipment, timberlands and roads and goodwill. Actual results could differ from those estimates.

     (c) Fiscal year end

The Business Unit’s fiscal year ends on the last Sunday of each calendar year.

     (d) Business Unit equity

Business Unit equity represents WYL’s interest in the carrying value of the net assets of Private. WYL uses a centralized approach to cash management and financing of operations. As a result, none of WYL’s cash, cash equivalents or direct indebtedness has been allocated to Private in the financial statements. All transactions between Private and WYL, including the allocation of centralized costs and income tax expense flow through the Business Unit equity account.

     (e) Cash and cash equivalents

Short-term investments with original maturities of 90 days or less when acquired are considered cash equivalents. Short-term investments are stated at cost, which approximates market.

     (f) Trade accounts receivable

Trade accounts receivable are stated net of allowances for doubtful accounts. Certain of Private’s trade accounts receivable are included in WYL’s corporate securitization program. For purposes of Private’s financial statements, any securitized receivables are shown at their face values and no WYL securitization gains, losses or interest has been allocated to Private.

     (g) Inventories

Logs are valued at average cost or the greater of net realizable value and replacement cost if lower than average cost. Processing materials and supplies are valued at the lower of average cost or net realizable value.

     (h) Property, plant and equipment

The Business Unit capitalizes the costs of major replacements, extensions and improvements to plant and equipment, together with related interest incurred during the construction period on major projects. Maintenance, repairs and minor replacements are expensed. Depreciation is provided on the straight-line method at rates based on estimated service lives.

The cost and accumulated depreciation of property sold or retired is removed from the accounts and the gain or loss is included in earnings.

     (i) Timberlands and roads

Private timberlands depletion is accounted for on a unit-of-production basis. Depletion is computed on the basis of timber harvested relative to the original estimated merchantable volume. In addition to the original capital cost of the private timberlands, the total asset value includes a purchase price adjustment (PPA) resulting from WY’s purchase of these assets in 1999. The original cost and PPA are amortized on a unit-of-production basis assuming an annual harvest of 1,700 cubic meters over 55 years. The effect of this policy is that the original capital cost and the PPA will be entirely expensed during the estimated economic life of the asset and 55 years, respectively.

Generally, all site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a harvestable timber classification and is amortized when commercially viable. All costs subsequent to planting are considered maintenance and are expensed as incurred.

Amortization of roads is provided as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

     (j) Higher and better use (HBU) properties

Private timberlands include properties identified to have a higher value to non-timberland owners. The Business Unit identifies opportunities to create additional value from its private timberlands through real estate activities, driven largely by the growth in urban centres and related services in close proximity to its private timberlands. The value of these properties varies with real estate conditions as well as the local regulatory environment.

Net sales of HBU properties are recorded under the non-operating income caption of the statement of operations.

     (k) Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination. Goodwill is assessed for impairment annually using a fair-value-based approach.

     (l) Revenue recognition

The Business Unit’s revenue is derived from the sale of logs. The Business Unit recognizes sales to external customers when the product is shipped and title passes.

     (m) Freight and other distribution costs

The Business Unit classifies freight and other distribution costs as a component of costs and expenses.

     (n) Impairment of long-lived assets

The Business Unit reviews long-lived assets for impairment on a Business Unit wide basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Assets to be disposed of are reported at the lower of carrying value or fair value less cost to sell.

     (o) Foreign currency translation

Revenue and expense items denominated in foreign currencies are translated at rates of exchange prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or liabilities are incurred. Foreign exchange gains and losses are the responsibility of WYL and are therefore not reflected in the Business Unit statement of operations for the period.

     (p) Income taxes

Private is a business unit of WYL and, for purposes of Canadian taxes, is not subject to income taxes but its results of operations are included in WYL’s tax return. For purposes of these financial statements, Private’s tax expense for Canadian income taxes has been determined on a separate return basis. No allocation of future income taxes of WYL has been made to Private’s balance sheet from WYL. For purposes of these financial statements, all income tax expense of the Business Unit is recorded in the statement of operations with the offset recorded through the Business Unit equity account.

3. INVENTORIES

	May 29,	December 26,
	2005	2004

Logs	$25,866	$20,545
Materials and supplies	955	1,082

	$26,821	$21,627

4. PROPERTY, PLANT AND EQUIPMENT

	May 29, 2005
		Accumulated	Net book
	Cost	amortization	value

Land	$1,370	$—	$1,370
Buildings	6,884	2,037	4,847
Equipment	30,439	10,925	19,514
Construction in progress	554	—	554

	$39,247	$12,962	$26,285

	December 26, 2004
		Accumulated	Net book
	Cost	amortization	value

Land	$1,370	$—	$1,370
Buildings	6,884	1,875	5,009
Equipment	30,728	11,077	19,651
Construction in progress	131	—	131

	$39,113	$12,952	$26,161

The Business Unit uses helicopter assets belonging to and recorded in the books of WYL. WYL charges the Business Unit for the use of these assets at a rate estimated to be market value. The net book value of these assets of $541 (December 26, 2004 — $556) are not included in the Business Unit’s financial statements.

5. TIMBERLANDS AND ROADS

	May 29, 2005
		Accumulated	Net book
	Cost	amortization	value

Timberlands	$676,283	$60,739	$615,544
Roads	20,942	16,743	4,199

	$697,225	$77,482	$619,743

	December 26, 2004
		Accumulated	Net book
	Cost	amortization	value

Timberlands	$673,920	$55,137	$618,783
Roads	19,206	14,663	4,543

	$693,126	$69,800	$623,326

6. GAIN ON SALE OF PROPERTIES

During the period ended May 29, 2005, Private sold HBU properties for net proceeds of $9,022 (year ended December 26, 2004 — $11,975) resulting in a pre-tax gain of $8,275 (year ended December 26, 2004 — $9,253).

7. OTHER INCOME (EXPENSE)

	May 29,	December 26
	2005	2004

Gain on disposal of assets	$765	$810
Closure and severance	(3,101)	—
Other	(174)	539

	$(2,510)	$1,349

During the period ended May 29, 2005, the Business Unit recorded closure and severance expenses totaling $3,101 relating to the termination of the Business Unit’s own-crew logging operations in its Sproat Lake timberlands area. All of these costs had been paid out as of May 29, 2005.

8. INCOME TAXES

The provision for income taxes of the Business Unit differs from the amount computed by applying the Canadian statutory income tax rate of 35.6% (year ended December 26, 2004 — 35.6%) to earnings before income taxes due to the following:

	Period from
	December 27,	Year ended
	2004 to	December 26,
	May 29, 2005	2004

Computed expected income tax expense	$6,946	$23,210
Increase (decrease) in income taxes for:
Non-taxable income and expenses	(1,608)	(2,028)
Other	430	965

Income tax expense	$5,768	$22,147

Effective tax rate	29.6%	34.0%

9. RELATED PARTY TRANSACTIONS

The Business Unit engages in various transactions with WYL that are characteristic of a consolidated group under common control. The receipts, disbursements and net cash position of the Business Unit are currently managed by WYL through a centralized treasury system. Accordingly, both cash generated by and cash requirements of the Business Unit flow through Business Unit equity on the accompanying financial statements of the Business Unit.

During the period ended 2005, common expenses in the amount of $2,203 (year ended December 26, 2004 — $6,237) of WYL were allocated to the Business Unit using a three-part apportionment factor that is based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative salaried headcount.

Unallocated expenses include interest expense, foreign exchange gains or losses, stock-based compensation expense calculated on WY’s performance and royalty charges for the use of the Weyerhaeuser trade name.

The Business Unit sells logs to WYL and WY for use in converting facilities and log trading activities. During the period ended May 29, 2005, these sales represented $39,450 (year ended December 26, 2004 — $122,863) of the Business Unit’s sales. These sales were at the exchange amount determined by reference to current market pricing.

During the period ended May 29, 2005, the Business Unit also sold $5,214 (year ended December 26, 2004 — $16,382) of logs to Crown. These sales were at the exchange amount as determined by reference to current market pricing.

During the period ended May 29, 2005, certain overhead and administrative fees totaling $3,534 (year ended December 26, 2004 — $4,847) were charged to the Business Unit by Crown. These services have been charged to the Business Unit based on weighted average of land base and production for each of the years.

10. EMPLOYEE BENEFIT PLANS

WYL maintains a company-sponsored defined benefit pension plan for its salaried employees. The hourly employees are covered by multi-employer sponsored industry plans. WYL also provides benefits under a post-retirement health care and life insurance plan to eligible salaried employees. Benefits provided under the post-retirement health care and life insurance plan are currently funded by the general assets of WYL.

WYL determined that it was not practical to allocate a portion of WYL’s pension asset or practical to prepare detailed employee benefit plan disclosures for the stand-alone financial statements of the Business Unit in a manner that would be consistent with the level of detail provided in WY’s consolidated financial statements.

Pension expense of $305 (year ended December 26, 2004 — $1,094) relating to hourly employees was charged directly to the Business Unit. Pension expense relating to salaried employees has been allocated by WYL to the Business Unit based on relative salaried headcount and was included in the Allocated Weyerhaeuser Company Limited general and administrative expenses. During the period ended May 29, 2005, the pension expense included in the allocation was $39 (year ended December 26, 2004 — $238).

The post-retirement expense of $35 (year ended December 26, 2004 — $93) relating to eligible salaried employees, other than the former MacMillan Bloedel retirees, was charged directly to the Business Unit. Post-retirement expense relating to the former MacMillan Bloedel retirees was charged to the Business Unit using an allocation based on relative salaried headcount and was included in the Allocated Weyerhaeuser

Company Limited general and administrative expenses. During the period ended May 29, 2005, the post-retirement expense included in the allocation was $94 (year ended December 26, 2004 — $121).

11. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The fair values of the Business Unit’s trade accounts receivable, other accounts receivable, trade accounts payable, accrued payroll and related liabilities, and other accrued liabilities approximate their carrying amounts.

12. ARBITRATION PROCEEDINGS

     (a) Restructuring of business:

WYL sold the business of falling in four Private and Crown timberlands units during 2004. The union for the associated employees alleged that these sales were “contracting out” and therefore contrary to the collective agreement.

Subsequent to May 29, 2005, an arbitrator ruled in favour of the union. During 2006, Island recognized an expense of $1,200 relating to an award for lost wages as a result of its negotiations with the union. No amount has been recognized in respect of this dispute in the Business Unit’s statement of earnings for the period from December 27, 2004 to May 29, 2005 or the year ended December 26, 2004.

     (b) Legal issues — other:

WYL is subject to legal proceedings and claims related to Private and Crown, including grievances that arise in the ordinary course of their businesses; most recently from the significant changes arising from the latest Coast Master Collective Agreement. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of WYL’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a materially adverse effect on the ongoing results of operations and financial condition of the Business Unit.

13. COMMITMENTS

The Business Unit leases various equipment under operating leases. The equipment leases cover items including logging equipment, light duty vehicles, office equipment and real estate.

The Business Unit’s future commitments under operating leases are as follows:

2005	$3,272
2006	4,183
2007	2,657
2008	1,263
2009	247
Thereafter	315

$11,937

14. SEGMENTED INFORMATION

The Business Unit manages its business as a single operating segment, timberlands. The Business Unit grows, harvests and sells timber on privately-owned timberlands situated in coastal British Columbia.

	Period from
	December 27,	Year ended
	2004 to	December 26,
	May 29, 2005	2004

Sales by location of customer:
Canada	$17,051	$44,716
United States	43,251	80,242
Japan	6,688	44,122
Asia	3,538	10,258

	$70,528	$179,338

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Business Unit’s financial statements have been prepared in accordance with Canadian GAAP. There are no material measurement or disclosure differences that would affect these financial statements had they been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), except that goodwill under U.S. GAAP at May 29, 2005 would have been $252,520 (December 26, 2004 — $252,520) due to differences in the determination of purchase price under U.S. GAAP as compared to Canadian GAAP and business unit equity would have been $915,930 (December 26, 2004 — $918,585).

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

As at June 30, 2007 and December 31, 2006 and
for the three and six months ended June 30, 2007 and 2006
(Unaudited)

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2007
(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2007	2006
	$	$
(Unaudited)

ASSETS
Current assets
Cash	15,895	7,671
Accounts receivable	2,482	7,396
Inventories	34,436	23,061
Prepaid expenses	1,688	940

	54,501	39,068
Property, plant and equipment (Note 3)	108,812	113,835
Timberlands and logging roads (Note 4)	769,213	778,858

	932,526	931,761

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	25,745	20,283
Management fee — performance bonus payable (Note 2)	5,650	5,650

	31,395	25,933
Management fee — performance bonus (Note 2)	28,172	34,350
Other liabilities	6,973	12,141

	66,540	72,424

Long-term debt	410,000	410,000
Less: Deferred debt issue costs	(2,630)	(2,791)

	407,370	407,209

	473,910	479,633

Partners’ equity	458,616	452,128

	932,526	931,761

The accompanying notes to the interim consolidated financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	$	$	$	$

Sales	81,009	60,101	130,888	96,713

Operating costs and expenses
Manufacturing and production costs	51,228	39,243	77,728	61,768
Depreciation, depletion and amortization	6,721	6,737	13,589	11,753
Selling, general and administrative	2,283	1,177	4,258	2,813

	60,232	47,157	95,575	76,334

Operating income	20,777	12,944	35,313	20,379

Other expenses (income)
Interest expense	6,607	6,192	12,826	12,455
Other expenses (income)	(2,016)	2,440	(2,236)	2,742
Gain on sale of assets (Note 3)	(2,240)	(523)	(4,012)	(987)
Management fee — performance bonus (Note 2)	(528)		(528)

	1,823	8,109	6,050	14,210

Net income for the period	18,954	4,835	29,263	6,169

Allocated as follows:
Limited Partners interests	18,954	4,835	29,263	6,169
General Partner interest	—	—	—	—

	18,954	4,835	29,263	6,169

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENT OF PARTNERS’ EQUITY
PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007
(Expressed in thousands of U.S. dollars)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2007
	$	$	$	$

Net income	18,954	4,835	29,263	6,169

Other comprehensive income (loss)
Gain on fair values of derivatives designated as cash flow hedges	(50)	(19)	(69)	(39)
Effect of foreign currency translation of foreign operations	7	10	9	10

Other comprehensive income (loss)	(43)	(9)	(60)	(29)

Comprehensive income	18,911	4,826	29,203	6,140

Accumulated other comprehensive income (loss), beginning of period	5,451	5,528	5,468	5,548
Other comprehensive income (loss)	(43)	(9)	(60)	(29)
Transitional adjustment	(23)	—	(23)	—

Accumulated other comprehensive income (loss), end of period	5,385	5,519	5,385	5,519

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

INTERIM CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Limited	General
	Partners	Partner	Total
	$	$	$

Partners’ equity, beginning of period	452,128	—	452,128
Net income	29,263	—	29,263
Distributions	(28,160)	—	(28,160)

	453,231	—	453,231
Accumulated other comprehensive income	5,385	—	5,385

Partners’ equity, end of period	458,616	—	458,616

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	$	$	$	$

Operating activities
Net income for the period	18,954	4,835	29,263	6,169
Items not involving cash
Depreciation, depletion and amortization	6,721	6,737	13,589	11,753
Amortization of deferred debt issue costs	81	87	161	169
Gain on sale of assets	(2,240)	(523)	(4,012)	(987)

	23,516	11,136	39,001	17,104
Change in non-cash operating items
Accounts receivable	(511)	272	4,913	2,587
Inventories	3,008	(8,244)	(11,375)	(10,203)
Prepaid expenses	(496)	2,742	(748)	639
Accounts payable and accrued liabilities	(2,180)	4,383	5,462	1,787
Management fee — performance bonus payable	(6,178)		(6,178)
Other liabilities	138	820	218	729

	17,297	11,109	31,293	12,643

Investing activities
Acquisition of timberland assets purchase price adjustment	—	—	517	—
Additions to property, plant and equipment, and timberlands and logging roads	(2,488)	(2,542)	(5,015)	(5,260)
Proceeds from sale of assets	3,819	1,218	9,589	4,077

	1,331	(1,324)	5,091	(1,183)

Financing activities
Credit facilities	(1,560)	—	—	—
Distributions to limited partners	(13,000)	(6,000)	(28,160)	(17,000)

	(14,560)	(6,000)	(28,160)	(17,000)

Increase (decrease) in cash	4,068	3,785	8,224	(5,540)
Cash, beginning of period	11,827	8,991	7,671	18,316

Cash, end of period	15,895	12,776	15,895	12,776

Supplemental cash flow information
Interest paid	—	—	12,421	12,452

The accompanying notes are an integral part of these financial statements.

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements reflect the accounts of Island Timberlands Limited Partnership (Island), including the results of Island’s interest in Strathcona Helicopters Ltd.

These statements should be read in conjunction with the most recently issued annual consolidated financial statements as not all disclosures required by Canadian generally accepted accounting principles for annual reporting are presented.

Island adopted new policies issued by the Canadian Institute of Chartered Accountants (CICA). The interim consolidated financial statements reflect CICA Handbook changes (s1530, s3855, & s3865) effective January 1, 2007 but otherwise follow the same accounting policies and methods of application used in the audited annual consolidated financial statements of December 31, 2006. The objective of the CICA changes is to harmonize (to the extent possible) with U.S. GAAP and International Accounting Standards (IAS 39).

Under the new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. For derivatives that qualify as hedging instruments, unrealized gains or losses are included in either other comprehensive income or in earnings, depending on whether it is a “cash flow hedge” or a “fair value hedge”. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings. The Company does not have any derivatives that qualify as hedging instruments. In accordance with the provisions of these new standards, Island reflected the following adjustments as of January 1, 2007:

•	A presentational reclassification of amounts previously recorded in “Cumulative translation adjustments” to “Accumulated other comprehensive income”.

•	A presentational reclassification of the deferred gain on former interest rate swaps previously recorded on the balance sheet to “Accumulated other comprehensive income”.

•	A presentational reclassification of the deferred debt issue costs from assets to being included in the initial carrying amount of Island’s long-term debt.

The adoption of these new standards had no impact on Island’s consolidated statements of operations.

Except for these new standards, Island follows the same accounting policies and methods of application used in the audited annual consolidated financial statements of December 31, 2006.

2.	MANAGEMENT FEE — PERFORMANCE BONUS

Pursuant to the terms of the Management Agreement between Island and Brookfield Timberlands Management (BTM), management fees are payable to BTM as compensation for the services provided by BTM on behalf of Island. These fees are comprised of a base management fee which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds.

The performance bonus is calculated annually using independent valuation reports, however the final calculation of the amount owing with respect to the performance fee is subject to a clawback calculation for every five year period starting in 2011 and every fifth year thereafter. In accordance with the terms of this clawback clause, if Island has paid BTM performance fees in excess of the amount that would have been paid if the performance fee had been calculated for each five year period, rather than annually, the excess amount will be repaid by BTM to Island.

The performance fee payable to BTM was estimated to be $40.0 million and was included in other expenses at December 31, 2006. The fee has since been calculated at $39.5 million with the adjustment being recorded as a reduction to other expenses during the current quarter. The obligation is considered subordinate to the Senior Bonds, and accordingly has not been included in calculating compliance with the covenants of the Trust Indenture. As long as the Partnership remains in compliance with the covenants stated in the Trust Indenture, payment can be made on the management fee payable.

The 2007 performance fees will be payable in installments over a 7 year-period, and will bear interest at a rate of 6.02%. The performance fee payment in the current quarter was $5.65 million.

In the 2nd quarter of 2007 Brookfield commenced arrangements to transfer a substantial portion of its limited partnership units to an infrastructure fund. During the review process, the independent auditors determined that the estimated performance bonus originally recorded in 2007 must be restated to 2006. As a result, the $40 million charge originally recorded in the first quarter of 2007 has been removed and restated to 2006.

3.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2007			December 31, 2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
	$	$	$	$

HBU land	105,458	—	105,458	110,303
Buildings	1,099	219	880	677
Plant and equipment	3,984	1,510	2,474	2,855

	110,541	1,729	108,812	113,835

For the 6 months ended June 30, 2007, Island sold Higher and Better Use (“HBU”) for net proceeds of $9,536 (2006 - $4,077) resulting in a gain of $3,959 (2006 - $987). Other fixed asset sales generated proceeds and gain on sale of $53 (2006 - $Nil).

4.	TIMBERLANDS AND LOGGING ROADS

	June 30, 2007
		Accumulated		December 31, 2006
		depletion and	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Timberlands	790,824	33,864	756,960	768,305
Reforestation	8,636	—	8,636	6,065
Logging roads	14,784	11,167	3,617	4,488

	814,244	45,031	769,213	778,858

5.	PARTNERS’ EQUITY ACCOUNTS

	Number of
	units
	authorized	Participation
	and issued	%

Limited Partners interests	53,168,984	99.999
General Partner interest	1	0.001

6.	EMPLOYEE BENEFIT PLANS

Island maintains a defined contribution employee pension plan for salaried employees and contributes to an industry plan for hourly employees. Pension expense for the six month period ended June 30, 2007 was $388 (2006 — $832).

7.	SEGMENT INFORMATION

Island manages its business as a single operating segment. All of the operations and assets are located in British Columbia.

	Three Months ended		Six Months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	$	$	$	$

Sales by location of customer
Canada	28,893	17,534	45,990	26,799
United States	25,522	27,096	47,467	47,110
Japan and Asia	26,594	15,471	37,431	22,804

	81,009	60,101	130,888	96,713

Sales by product line
Logs	80,870	59,960	130,697	96,517
Other	139	141	191	196

	81,009	60,101	130,888	96,713

8.	RELATED PARTY TRANSACTIONS

The Partnership had the following transactions with related parties which have been recorded at the exchange amounts agreed to by the parties:

(i)	Island engages in various transactions with Western Forest Products Ltd. (“Western”), a company under the common control of one of the limited partners. Reference to transactions with Western, include those with Cascadia, which was effectively purchased by Western in 2006. During the year, each entity purchased and sold logs, as well as boom gear, to each other. These transactions were recorded at the exchange amount determined by reference to current market pricing. Certain overhead and administrative fees were charged between Island and Western for services that are provided from one entity to the other. During the year, Island billed $7,995 (2006 - $5,635) to Western and recognized billings from Western in the amount of $6,153 (2006 - $5,896).

(ii)	Pursuant to the WYL asset purchase agreement, the Partnership provided a limited guarantee in favour of WYL of the obligations of Cascadia (now Western) under the WYL asset purchase agreement (the “Island Guarantee”). Western has agreed to indemnify the Partnership in respect of any liability that it incurs under the Island Guarantee. As security for the indemnity, Western has assumed responsibility for a debenture, originally issued by Cascadia, in the amount of $100,000 in favour of the Partnership, which charges all of Western’s purchased Cascadia real property and grants a security interest over all such present and after-acquired personal property. The debenture places certain restrictions on Western of the type typically found in grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of the Partnership.

(iii)	Island engaged in transactions with Brookfield and its affiliates related to administrative and other functions that were controlled by Brookfield. During the year, Island was billed $7,568 (2006 - $1,484) for these services.

(iv)	Under a loan agreement with IT Finance, a company under common control of one of the limited partners, Island incurred interest payments in the amount of $12,404 (2006 - $12,404) and charged IT Finance $Nil (2006 - $13) for expenses paid on their behalf.

(v)	Under an agreement with Brookfield, on the sale of Cascadia in 2006, Island will receive an amount equivalent to the excess of sale proceeds over $100,000 plus carrying costs from May 26, 2005. An excess amount of $5,499 was recorded as a reduction of the purchase price paid by Island for the acquisition of the timberland assets for the year ended December 31, 2006. The amount has been received by Island during the quarter ended March 31, 2007.

(vi)	Island holds a 50% interest in Strathcona Helicopters Ltd. (“Strathcona”). During the year, Island utilized Strathcona for helicopter transport services totalling $365 (2006 - $333).

(vii)	Receivable (payable) balances with entities under common control:

	June 30,	December 31,
	2007	2006
	$	$
Western	49	336
Carma Developers LP	—	(74)
Brookfield	—	4,649
IT Finance	(8,264)	(8,269)
Other	—	(7)

	(8,215)	(3,365)

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Partnership’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States generally accepted accounting principles (“US GAAP”). There are no material measurement differences that would affect these financial statements had they been prepared in accordance with US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

     (a) Joint ventures

The Partnership accounts for its investments in Strathcona using the proportionate consolidation method. Under US GAAP, this investment would be accounted for using the equity method. This difference does not affect net income (loss).

The following summarizes the Company’s proportionate interest in Strathcona including intercompany revenue and expenses:

	Six Months Ended
	June 30, 2007		June 30, 2006

	$		$
Income (loss)
Revenues		191		196
Expenses		360		337

Net loss		(169)		(141)

Cash flows provided by (used in)
Operating activities		13		27
Investing activities		(13)		(27)
Financial activities		—		—

     (b) Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the interest in Strathcona would be shown as an equity investment and not proportionately consolidated.

     (c) Presentation of consolidated financial statements

Under U.S. GAAP, certain presentation adjustments would be required. Within the statement of operations and comprehensive income these items include other expense (income), gain on sale of assets and management fee - performance bonus, which would be presented as an operating item. These adjustments have no impact on shareholder’s equity or net income.

     (d) Recent accounting pronouncements — US GAAP

Fair value measurements

In September 2006, FASB issued Statement No. 157, Fair Value Measurements, Statement 157 (“FAS 157”) establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Partnership is currently evaluating the effect that FAS 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of FAS 157 in fiscal 2008.

     (e) Recent accounting pronouncements — Canadian GAAP

(i)	Accounting changes

In July 2006, the CICA revised Section 1506, Accounting Changes, which requires that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. Section 1056 is effective for fiscal years beginning on or after January 1, 2007 with early adoption permitted. The implementation of this guidance is not expected to have a material impact on the Partnership’s consolidated financial statements.

(ii)	Capital disclosures

The CICA has also issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The Company will be required to adopt this new standard effective January 1, 2008. Management is currently in the process of assessing the impact that this new standard will have on the Company’s financial statements in the period of initial application.

(iii)	Inventories

The CICA has also issued CICA Handbook Section 3031, Inventories. The standard provides guidance on the measurement and disclosure requirements for inventories. Specifically, the standard requires that inventories be measured at the lower of cost and net realizable value, and provide guidance on the determination of cost and its subsequent recognition as an expense, including any writedown to net realizable value. The standard also provides guidance on the cost formulas used to assign costs to inventories. The Company will be required to adopt this new standard effective January 1, 2008. Management is currently in the process of assessing the impact that this new standard will have on the Company’s financial statements in the period of initial application.

LONGVIEW FIBRE COMPANY

As at December 31, 2006 and 2005 and for the year ended December 31, 2006, the two months ended December 31, 2005 and
the years ended October 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
  Longview Fibre Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and other comprehensive income (loss), of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Longview Fibre Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006, the two months ended December 31, 2005, and for each of the two years in the period ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pensions and other postretirement plans in 2006.

(signed) PricewaterhouseCoopers LLP
Portland, Oregon

February 27, 2007

LONGVIEW FIBRE COMPANY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands, except per share)

		Year Ended	Two Months Ended
		December 31,	December 31,	Year Ended October 31,
	Note	2006	2005	2005	2004

NET SALES:
Timber		$193,021	$27,425	$186,783	$192,840
Manufacturing		757,645	116,121	711,309	638,326

Total net sales		950,666	143,546	898,092	831,166
Cost of products sold, including outward freight		800,997	125,187	742,686	689,470

GROSS PROFIT		149,669	18,359	155,406	141,696
Selling, administrative and general expenses		96,391	17,644	93,559	82,752
Loss (gain) on impairment and disposition of assets	15	7,229	(1,348)	9,692	—
Advisory fees and REIT-related expenses	10	13,940	—	—	—

OPERATING PROFIT (LOSS):
Timber		78,595	14,310	84,792	90,039
Manufacturing		(46,486)	(12,247)	(32,637)	(31,095)

Total operating profit		32,109	2,063	52,155	58,944

Interest income		984	102	286	188
Interest expense		(36,394)	(6,200)	(37,044)	(37,493)
Other income (expense)	11	(12,946)	(5,118)	1,137	1,262

INCOME (LOSS) BEFORE INCOME TAXES		(16,247)	(9,153)	16,534	22,901
Provision (benefit) for income taxes:	13
Current		(4)	33	1,688	123
Deferred		(35,218)	(3,333)	4,492	8,877
		(35,222)	(3,300)	6,180	9,000

NET INCOME (LOSS)		$18,975	$(5,853)	$10,354	$13,901

Per share data:	4
Net income (loss)		$0.29	$(0.09)	$0.16	$0.21
Cash dividends paid:
Regular dividends		$0.65	—	$0.06	$0.04
REIT-Special Earnings and Profits Distribution	3	$1.17	—	—	—
Shares outstanding	3,4	65,752	65,750	65,750	65,750

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

		Year Ended	Two Months Ended
		December 31,	December 31,	Year Ended October 31,
	Note	2006	2005	2005	2004

Net income (loss)		$18,975	$(5,853)	$10,354	$13,901
Other comprehensive loss on derivatives, net of tax	12	(3,640)	—	—	—

Other comprehensive income (loss)		$15,335	$(5,853)	$10,354	$13,901

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except per share)

						Accumulated
				Additional	Retained	Other	Total
		Common Stock		Paid-In	Earnings	Comprehensive	Shareholder’s
	Note	Shares	Amounts	Capital	(Deficit)	Loss	Equity

Balance at October 31, 2003		51,077	$76,615	$3,306	$352,386	$—	$432,307
Net income		—	—	—	13,901	—	13,901
Cash dividends at $0.05 per common share		—	—	—	(2,554)	—	(2,554)

Balance at October 31, 2004		51,077	76,615	3,306	363,733	—	443,654
Net income		—	—	—	10,354	—	10,354
Cash dividend at $0.08 per common share		—	—	—	(4,086)	—	(4,086)

Balance at October 31, 2005		51,077	76,615	3,306	370,001	—	449,922
Net loss		—	—	—	(5,853)	—	(5,853)

Balance at December 31, 2005		51,077	76,615	3,306	364,148	—	444,069
Net income		—	—	—	18,975	—	18,975
Issuance of common stock under Dividend Reinvestment Plan	18	9	14	164	—	—	178
Cash dividends declared or paid at $0.88 per common share		—	—	—	(58,339)	—	(58,339)
REIT E&P Special Dividend Distribution:	3
Common stock		14,673	22,010	286,107	(308,117)	—	—
Cash		—	—	—	(77,012)	—	(77,012)
Adjustment to initially apply SFAS 158, net of tax	2	—	—	—	—	(23,171)	(23,171)
Unrealized loss on derivatives, net of tax	12	—	—	—	—	(3,640)	(3,640)

Balance at December 31, 2006		65,759	$98,639	$289,577	$(60,345)	$(26,811)	$301,060

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share and shares)

		As of Dec. 31	As of Dec. 31
	Note	2006	2005

ASSETS
Current assets:
Cash		$2,753	$1,608
Accounts and notes receivable		122,194	111,514
Allowance for doubtful accounts		(755)	(1,000)
Refundable income taxes		319	3,898
Inventories	5	75,785	65,727
Prepaid expenses and other assets		11,934	9,295

Total current assets		212,230	191,042

Capital assets:
Buildings, machinery and equipment at cost	6	1,757,092	1,815,044
Accumulated depreciation		(1,196,042)	(1,186,618)

Costs to be depreciated in future years		561,050	628,426
Plant sites at cost		3,335	3,549

		564,385	631,975

Timber, at cost less depletion		202,953	198,462
Roads, at cost less amortization		8,613	8,967
Timberlands, at cost		25,213	24,807

		236,779	232,236

Total capital assets		801,164	864,211

Pension and other noncurrent assets	14	123,724	155,010

Total assets		$1,137,118	$1,210,263

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to bank resulting from checks in transit		$827	$5,115
Trade accounts payable		52,648	48,414
Dividends payable	7	15,125	—
Advisory fees and REIT-related expenses payable		3,443	1,063
Short-term borrowings	9	6,000	—
Accrued payroll liabilities		17,938	15,940
Other taxes payable		6,779	6,782
Other accrued liabilities	8	14,461	17,587
Current portion of long-term debt	9	2,987	—

Total current liabilities		120,208	94,901

Long-term debt	19	510,202	428,918

Deferred tax liabilities — net	13	158,407	205,698

Postretirement and other liabilities	14	47,241	36,677
Commitments and contingencies	19	—	—

Total liabilities		836,058	766,194
Shareholders’ equity:
Preferred stock; authorized 2,000,000 shares		—	—
Common stock		98,639	76,615
Additional paid-in capital		289,577	3,306
Retained earnings (deficit)		(60,345)	364,148
Accumulated other comprehensive loss		(26,811)	—

Total shareholders’ equity		301,060	444,069

Total liabilities and shareholders’ equity		$1,137,118	$1,210,263

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

		Year Ended	Two Months Ended
		December 31,	December 31,	Year Ended October 31,
	Note	2006	2005	2005	2004

CASH PROVIDED BY (USED FOR) OPERATIONS:
Net income (loss)		$18,975	$(5,853)	$10,354	$13,901
Adjustments to income (loss) not requiring (providing) cash:
Depreciation		70,696	12,051	71,729	70,906
Depletion and amortization		9,964	1,078	10,775	8,612
Deferred tax liabilities — net		(35,218)	(3,333)	4,492	8,877
Loss (gain) on impairment and disposition of assets		7,229	(1,348)	10,590	5,039
Loss (gain) on extinguishment of debt		(742)	1,013	—	—
Change in:
Accounts and notes receivable — net		(10,925)	(4,670)	4,529	(11,969)
Refundable income taxes		3,579	33	(3,931)	—
Inventories		(10,058)	6,383	11,413	(18,175)
Prepaid expenses and other assets		7	(424)	(1,315)	(195)
Pension and other noncurrent assets		4,503	(77)	(4,776)	(1,775)
Trade accounts payable, payroll and other taxes payable, and other accrued liabilities		3,956	1,313	(2,618)	14,254
Advisory fees and REIT-related expenses payable		2,380	—	—	—
Postretirement and other liabilities		1,597	92	(283)	2,436

Cash provided by operations		65,943	6,258	110,959	91,911

CASH PROVIDED BY (USED FOR) INVESTING:
Additions to: Plant and equipment		(22,245)	(4,654)	(31,968)	(44,052)
Timber and timberlands		(14,762)	(2,932)	(10,180)	(24,946)
Proceeds from sale of capital assets		11,312	47	2,655	3,269

Cash used for investing		(25,695)	(7,539)	(39,493)	(65,729)

CASH PROVIDED BY (USED FOR) FINANCING:
Additions to long-term debt	9	314,086	200,032	191	192
Reduction in long-term debt	9	(230,311)	(124,500)	(30,000)	—
Short-term borrowings, net		6,000	(63,500)	(35,500)	(25,000)
Debt issue costs		(4,542)	(3,959)	—	—
Payable to bank resulting from checks in transit		(4,288)	(5,184)	(2,071)	1,180
Cash dividends paid:
Regular dividends		(43,214)	—	(4,086)	(2,554)
REIT E&P Dividend Distribution	3	(77,012)	—	—	—
Proceeds from sale of common stock		178	—	—	—

Cash provided by (used for) financing		(39,103)	2,889	(71,466)	(26,182)

Change in cash position		1,145	1,608	—	—
Cash position, beginning of year		1,608	—	—	—

Cash position, end of year		$2,753	$1,608	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest (net of amount capitalized)		$43,467	$4,957	$37,604	$36,822
Capitalized interest		545	59	610	876
Income taxes		12	—	5,782	113

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

(a)	Nature of business

We are a publicly held real estate investment trust (“REIT”) engaged in two primary businesses: (1) the ownership and management of timberlands in Oregon and Washington, which principally produce logs for sale, and (2) our manufacturing facilities, consisting of (a) the ownership and operation of our Longview mill, which produces kraft paper and paperboard, and (b) the ownership and operation of converting plants, which produce finished products such as corrugated containers. All of our facilities are located in the United States (“U.S.”).

(b)	Principles of consolidation

The financial statements include the accounts of Longview Fibre Company and all of its subsidiaries after elimination of intercompany balances and transactions.

(c)	Accounts receivable and allowance for doubtful accounts

Accounts receivable is stated at historical cost and is comprised mainly of trade accounts receivable primarily from the sale of products on credit. Credit is extended to customers based on an evaluation of their financial condition. We determine the adequacy of allowance for doubtful accounts based on historical experience and past due status, in addition to evaluating individually large customer accounts based on ability to pay, bankruptcy, payment history, and other factors.

Bad debt expense associated with uncollectible accounts was $0.3 million for each of the years ended December 31, 2006 and October 31, 2005, and $0.6 million for the year ended October 31, 2004.

(d)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a last-in, first-out method except for supplies, which are stated using the average cost method.

(e)	Property and depreciation

Buildings, machinery and equipment are recorded at cost and include those additions and improvements that add to production capacity or extend useful life. Cost includes interest capitalized during the construction period on all significant asset acquisitions. Impairment is reviewed annually, or whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recovered pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Impairment evaluates whether or not the undiscounted future cash flows generated by an asset will exceed its carrying value. If estimated future cash flows indicate the carrying value of an asset or group of assets may not be recoverable, impairment exists, and the asset’s net book value is written down to its estimated realizable value (See Note 15). When properties are sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts, and the resulting profit or loss is recorded in income. The costs of maintenance and repairs are charged to income when incurred.

Depreciation for financial accounting purposes is computed on the straight-line basis over the estimated useful lives of the assets. The estimated useful lives of assets range from 20 to 40 years for buildings and principally from 15 to 20 years for machinery and equipment.

(f)	Timberlands, depletion and amortization

Timber, timberlands and timber roads are stated at cost, net of accumulated depletion and amortization. Timber, upon reaching the age of 35 years, is considered merchantable and available for harvesting, with all timber younger than 35 years of age being classified as premerchantable. Timber is tracked on a county-by-county basis whereby capital costs and estimated recoverable timber volumes are accumulated in the county in which the related timber is located. Expenditures for reforestation, including costs such as site preparation, tree planting, fertilization and herbicide application for the two years after planting, are capitalized and depleted as timber is harvested. After two years of age, seedling reforestation maintenance and tree farm management costs, consisting of recurring items necessary to the ownership and administration of the timber and timberlands, are recorded as a current period expense.

Provision for depletion of merchantable timber represents a charge per unit of production (depletion rate) applied to actual harvest volumes. Depletion rates are recognized on a county-by-county basis. A single depletion rate is applied to all timber in a given county, regardless of the merchantable timber age, species or quality in any particular case. The applicable county-wide depletion rate for each county is determined on a county-by-county basis using a computer growth index model that tracks the timber volumes through the growth cycle and is based upon actual growth rates from permanent timber growth plots throughout the Pacific Northwest. County-wide depletion rates are adjusted every five years for timber maturity, estimated growth, and actual harvest volumes for the prior five-year period and when there is a significant acquisition or disposition.

Direct costs associated with the building of the primary access timber roads are capitalized and amortized on the straight-line basis over estimated useful lives ranging from 3 to 15 years. Costs incurred for timber roads that serve short-term harvest needs are expensed as incurred. Costs for road base construction of mainline roads, such as clearing and grading, are not amortized and remain a capitalized cost until disposition as they provide permanent value to the timberlands.

Gains or losses on timberland exchanges are recognized in earnings when the exchange has commercial substance, in accordance with SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29.” An exchange is considered to have commercial substance when our future cash flows are expected to change significantly as a result of the exchange.

(g)	Financial instruments

We account for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended. This standard requires that all derivative financial instruments, such as our interest rate swap agreements, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The changes in the fair value of derivative financial instruments are recognized periodically either in other comprehensive income or net income, depending on whether the derivative is being used to hedge changes in cash flows or fair value (see Note 12).

(h)	Earnings per share

Basic earnings per share is based on the average number of shares of common stock outstanding. We do not have dilutive securities. Therefore, our basic and diluted earnings per share are the same for all periods presented in the consolidated statements of income (loss). Net income (loss) per share and cash dividends paid per share are computed using the average number of common shares outstanding during the period, after giving retroactive effect to all periods presented for the 14,673,663 additional shares issued as part of the REIT E&P Special Dividend Distribution (see Note 3).

(i)	Revenue recognition

We recognize revenues from product sales to our customers when title and risk of loss pass to the customer, and when the sales price is fixed or determinable. For substantially all sales, ownership transfers upon receipt by customers for converted products and lumber (FOB-destination), and upon shipment to customers for paper, paperboard and log products (FOB-shipping point).

Previously, we renegotiated a long-standing barter agreement whereby we swapped equivalent units of paper for paperboard. This “buy/sell” agreement provides that we sell paper to our counterparty’s converting facilities, and that we purchase paperboard from them for use in our converting facilities. Under this agreement, we recorded net sales of $12.8 million in the consolidated statement of income (loss) for the first three quarters of the year ended October 31, 2004. The impact on operating profit was not material. Effective in the fourth quarter of the year ended October 31, 2004, we began recording the transactions under the buy/sell agreement as an exchange using carryover basis as contemplated by Accounting Principles Board Bulletin No. 29, “Accounting for Nonmonetary Transactions”.

(j)	Recent accounting pronouncements and developments

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs-An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151, which was effective for years beginning after June 15, 2005, amends the previously issued authoritative guidance to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as current-period charges. In addition, SFAS 151 requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. We adopted SFAS 151 beginning November 1, 2005 and it did not have a material effect on our financial condition or results of operations for the two months ended December 31, 2005 or for the year ended December 31, 2006.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47, which was effective no later than the year ended after December 15, 2005, clarifies that conditional obligations meet the definition of an asset retirement obligation in SFAS No. 143, “Accounting for Asset Retirement Obligations”, and should be recognized if their fair values are reasonably estimable. We adopted FIN 47 on November 1, 2005 and it did not have a material effect on our financial condition or results of operations for the two-month period ended December 31, 2005 or for the year ended December 31, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as an adjustment of previously issued financial statements to reflect a change in the reporting entity. The reporting of a correction of an error, by restating previously issued financial statements, is also addressed by SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in years beginning after December 15, 2005; however, SFAS 154 does not change the transition provisions of any existing accounting pronouncements. We adopted SFAS 154 on January 1, 2006, and it did not have a material effect on our financial position or results of operations for the year ended December 31, 2006.

In September 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-13, “Accounting for Purchase and Sales of Inventory with the Same Counterparty” (“EITF 04-13”), addressing the situation in which an entity sells inventory to another entity that operates in the same line of business pursuant to a single arrangement (such as our buy/sell agreements). EITF 04-13 states that finished goods sold to acquire work-in-process inventories should be recognized at fair value, while work-in-process inventories sold to acquire work-in-process or finished goods inventories should be recognized at their carrying values. The adoption of this interpretation is effective for new or modified agreements for periods beginning on or after March 16, 2006 and it did not have a material effect on our financial position or results of operations for the year ended December 31, 2006.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes guidance for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Recognition of an asset or liability is required if it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN 48 is effective for years beginning after December 15, 2006, with any adjustment in a company’s tax provision being accounted for as a cumulative effect of accounting change in retained earnings. We do not expect the adoption of FIN 48 to have a material effect on our consolidated financial statements for the year ending December 31, 2007.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (“rollover method”) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (“iron curtain method”). Under SAB 108, both methods are required to be used in evaluating materiality. If misstatements were determined to be material under either approach, we could have elected to either restate our consolidated financial statements or recognize a cumulative effect adjustment in beginning retained earnings (deficit) in the year of adoption of SAB 108. We adopted SAB 108 during the year ended December 31, 2006 and it did not have any effect on our financial position or results of operations.

See Note 2 for the impact of Financial Accounting Standards Board No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” on our consolidated balance sheet as of December 31, 2006.

(k)	Reclassifications

Prior year amounts have been reclassified to conform to current year classifications. These reclassifications have no impact upon net income or shareholders’ equity. Within the consolidated statement of cash flows, debt prepayment premiums of $4.5 million for the two months ended December 31, 2005 have been reclassified from “Cash provided by financing” to “Cash provided by operations” and movements in accounts payable for construction, previously reported with “Cash used for financing” have been netted against additions to plant and equipment within “Cash used for investing.” Both of these changes are to ensure consistency with current year classifications.

(l)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires us to establish accounting policies and to make estimates that affect both the amounts and timing of the recording of assets, liabilities, revenues and expenses. Our critical accounting policies are those that may require a higher level of judgment, estimates and complexity. Actual results could differ from those estimates.

2. APPLICATION OF SFAS 158-ACCOUNTING FOR DEFINED PENSION BENEFIT AND POSTRETIREMENT PLANS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158, which is effective for years ending after December 15, 2006, required us to prospectively recognize adjustments to assets, liabilities and shareholders’ equity (through an equity account called Accumulated Other Comprehensive Loss) in our consolidated balance sheet as of December 31, 2006 for the difference between the fair values of plan assets and the benefit obligations of our defined benefit pension and postretirement health care plans.

The incremental effect of applying SFAS 158 on the individual line items in our consolidated balance sheet as of December 31, 2006 is as follows:

			After
	Before Application		Application of
	of SFAS 158	Adjustments	SFAS 158
	(dollars in thousands)

Pension and other assets	$152,656	$(28,932)	$123,724
Total assets	1,166,050	(28,932)	1,137,118
Deferred tax liabilities — net	171,725	(13,318)	158,407
Other liabilities	39,684	7,557	47,241
Total liabilities	841,819	(5,761)	836,058
Accumulated other comprehensive loss	(3,640)	(23,171)	(26,811)
Total shareholders’ equity	$324,231	$(23,171)	$301,060

Accumulated Other Comprehensive Loss as of December 31, 2006 includes the following components that have not yet been recognized as components of net periodic expense for defined benefit pension and postretirement health care plans:

	Pension	Postretirement	Total
	(dollars in thousands)

Unrecognized net actuarial (gain) loss	$(6,848)	$4,653	$(2,195)
Unrecognized prior service cost	35,780	—	35,780
Unrecognized transition obligation	—	2,904	2,904

Total	$28,932	$7,557	$36,489

The following amounts included in Accumulated Other Comprehensive Loss as of December 31, 2006 are expected to be recognized as components of net periodic expense for the defined benefit pension and postretirement health care plans for the year ending December 31, 2007:

	Pension	Postretirement	Total
	(dollars in thousands)

Amortization of net actuarial loss	$—	$34	$34
Prior service cost amortization	7,936	—	7,936
Amortization of transition obligation	—	499	499

Total	$7,936	$533	$8,469

3. REIT CONVERSION AND SPECIAL DISTRIBUTION

Effective January 1, 2006, we restructured our operations to qualify for treatment as a real estate investment trust (“REIT”) for federal income tax purposes. Our election for Longview Fibre Company to be taxed as a REIT, effective January 1, 2006, will be made in connection with the filing of our federal income tax return for 2006. As a REIT, Longview Fibre Company will generally not be subject to corporate income taxes on income and gains from investments in real estate, including proceeds from the sale of standing timber, to the extent that we distribute such income and gains to our shareholders.

Our assets and businesses that cannot be held or operated directly by Longview Fibre Company, consistent with REIT tax rules, were transferred, effective December 31, 2005, to Longview Fibre Paper and Packaging, Inc. (“Longview TRS”), a newly formed, wholly-owned, taxable REIT subsidiary of Longview Fibre Company. Longview TRS is subject to corporate-level income tax on its earnings. The transferred assets consist principally of our various manufacturing and processing facilities, including our Longview mill, our converting plants, and the related businesses and operations. As required by REIT tax rules, we changed our fiscal year end from October 31 to December 31, effective January 1, 2006.

To qualify as a REIT, we were required, among other things, to distribute to our shareholders in a taxable distribution, our accumulated and undistributed earnings and profits (“E&P”) attributable to taxable periods prior to January 1, 2006. On August 7, 2006, we made this one-time special cash-and-stock distribution of E&P (“REIT E&P Special Dividend Distribution”), including amounts representing anticipated current-year REIT capital gains that would, if retained by us, be subject to federal corporate income tax. The REIT E&P Special Dividend Distribution of $7.54 per share (based on 51,076,567 outstanding shares, prior to the additional shares issued in the REIT E&P Special Dividend Distribution) totaled $385.1 million, which consisted of $77.0 million in cash and 14,673,663 shares of our common stock valued (based on a per-share value of $20.997) at $308.1 million. The consolidated statements of income (loss) give retroactive effect under “Per share data” and “Shares outstanding” for all periods presented to the shares issued in the REIT E&P Special Dividend Distribution (see Note 4).

4. EARNINGS PER SHARE

Net income (loss) and dividends paid per share for each period presented was composed of the following:

	Year Ended	Two Months Ended
	December 31,	December 31,	Year Ended October 31,
	2006	2005	2005	2004
	(in thousands, except per share)

Numerator:
Net income (loss)	$18,975	$(5,853)	$10,354	$13,901
Cash dividends paid:
Regular dividends	$43,214	$—	$4,086	$2,554
REIT-Special Earnings and Profits Distribution (Note 3)	$77,012	$—	$—	$—
Denominator:
Basic and diluted shares	65,752	65,750	65,750	65,750
Per share:
Net income (loss)	$0.29	$(0.09)	$0.16	$0.21
Cash dividends paid:
Regular dividends	$0.65	$—	$0.06	$0.04
REIT-Special Earnings and Profits
Distribution(a)	$1.17	$—	$—	$—

(a)	The computation of the cash distribution per share made in REIT-Special Earnings and Profits Distribution (see Note 3) includes the 14,673,663 shares issued in the special cash-and-stock distribution. The total number of common shares used in the computation was 65,750,230.

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2006	2005
	(dollars in thousands)

Finished goods	$37,806	$30,909
Goods in process	37,786	32,479
Raw materials	11,050	6,525
Supplies (at average cost)	45,259	41,180

	131,901	111,093
LIFO reserve	(56,116)	(45,366)

Total inventories	$75,785	$65,727

As of December 31, 2006 and 2005, the allowance for obsolete supplies inventory was $0.6 million and $1.0 million, respectively.

6. BUILDINGS, MACHINERY AND EQUIPMENT

Buildings, machinery and equipment consisted of the following:

	As of December 31,
	2006	2005
	(dollars in thousands)

Buildings	$133,689	$137,484
Machinery and equipment	1,623,403	1,677,560

Total buildings, machinery and equipment	$1,757,092	$1,815,044

7. DIVIDENDS PAYABLE

Our Board of Directors declared a quarterly cash dividend of $0.23 per share, or $15.1 million, to shareholders of record at the close of business on December 15, 2006, which was paid on January 3, 2007.

8. OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	As of December 31,
	2006	2005
	(dollars in thousands)

Workers’ compensation liabilities	$9,135	$7,513
Accrued interest on debt	1,971	10,074
Current portion of accumulated postretirement health care benefit obligation(a)	2,955	—
Other	400	—

Total other accrued liabilities	$14,461	$17,587

(a)	The current portion of the accumulated postretirement health care benefit obligation was reclassified for 2006 in accordance with the requirements of SFAS 158. For 2005, the amount was included in “Postretirement and other liabilities” and is not material.

9. LINE OF CREDIT AND LONG-TERM DEBT

Our line of credit and long-term debt consisted of the following:

	As of December 31,
	2006	2005
	(dollars in thousands)

Credit agreement
Revolving line of credit facility (floating rates, 9.0%)(a)(b)	$6,000	$—
Term Loan A Facility (floating rates, 7.11%)(a)	200,000	200,000
Term Loan B Facility (floating rates, 7.11%)(a)	298,689	—
Revenue bonds payable through 2018 (floating rates, 3.92% to 4.07%)(a)	14,500	14,500
Senior subordinated notes due 2009 (10.00% fixed interest rate)	—	215,000

Total line of credit and long-term debt	519,189	429,500
Less Revolving Credit Facility reported as short-term borrowings in consolidated balance sheet	(6,000)	—
Less unamortized discount	—	(582)

Total long-term debt	513,189	428,918
Less current portion of Term Loan B Facility	(2,987)	—

Net long-term debt	$510,202	$428,918

Scheduled maturities of long-term debt (dollars in thousands)
2007	$2,987
2008	2,957
2009	2,927
2010	202,898
2011	2,869
2012-2018	298,551

Total	$513,189

(a)	Interest rates as of December 31, 2006.

(b)	Interest rate does not include a commitment fee of 0.4% on the unused portion of the revolving line of credit facility.

Our credit agreement, entered into in December 2005 and amended during the second quarter of 2006, provided $700 million of variable rate borrowing capacity, consisting of a $200 million revolving line of credit facility (“Revolving Credit Facility”) expiring in 2010, and two term loan facilities, a $200 million five-year senior secured term loan A facility (“Term Loan A Facility”), and a $300 million seven-year senior secured term loan B facility (“Term Loan B Facility”). The credit agreement includes an option to increase the borrowing commitment by $50 million to be applied pro rata across the Revolving Credit Facility and the Term Loan A Facility. Under the Revolving Credit Facility, we can also utilize letters of credit of up to an aggregate $50 million. The amount of available borrowings under the Revolving Credit Facility at any particular time is reduced by the amount of outstanding letters of credit.

The credit agreement is secured by our timberland holdings. We are required to maintain certain financial covenants under the credit agreement, including: (1) a collateral value of two times the total commitments under the credit agreement, and maintaining (2) a minimum consolidated net worth, (3) a maximum debt to capitalization ratio, and (4) a minimum interest coverage ratio, in addition to certain other requirements. At December 31, 2006, we were in compliance with the covenants under the credit agreement.

The Term Loan A Facility matures in 2010. The Term Loan B Facility requires quarterly principal payments of 1% per annum of the outstanding balance with the remaining balance due in 2013.

In December 2005, we utilized the Term Loan A Facility to (1) prepay $124.5 million of our then existing 7.25%-8.83% Senior Notes, (2) pay Senior Notes prepayment premiums and fees of approximately $4.5 million, (3) pay off the existing balance of the old credit agreement of $63.5 million, and (4) pay up-front fees and other costs of issuance of the new credit agreement totaling $4.1 million. We made the early redemption of the Senior Notes to reduce our borrowing costs and to eliminate covenant restrictions prohibiting the payment of the REIT E&P Special Dividend Distribution.

During the second and third quarters of 2006, we utilized the Term Loan B Facility to (1) retire our 10% Senior Subordinated Notes due in 2009 totaling $215 million, (2) pay consent and redemption premiums and tender fees of $11.8 million (see Note 11) and interest related to the retirement of the Senior Subordinated Notes, (3) pay a portion of the $77.0 million cash dividends of the REIT E&P Special Dividend Distribution (see Note 3), and (4) pay certain REIT conversion expenses.

As discussed in Note 12, we utilize certain derivative financial instruments to manage changes in cash flow as a result of changes in interest rate movements on our Term Loan A and Term Loan B Facilities.

Revenue bonds payable, totaling $14.5 million at December 31, 2006, were used for the purchase of manufacturing equipment. Such debt is secured by equipment liens and letters of credit.

10. ADVISORY FEES AND REIT-RELATED EXPENSES

Advisory fees and REIT-related expenses consist of (1) advisory fees paid or payable to two investment banking firms that we engaged during the first quarter of 2006 to provide us with financial advisory services in exploring strategic sales options for the Company, and (2) legal fees in connection with the REIT conversion.

11. NET FINANCING EXPENSES RELATED TO EARLY RETIREMENT OF DEBT

In connection with the early extinguishment of our Senior Subordinated Notes, as discussed in Note 9, we incurred net expenses totaling $11.1 million, consisting of cash payments of: (1) $11.3 million for consent and redemption premiums, and (2) $0.5 million for tender fees, offset by (3) net non-cash income of $0.7 million, consisting of: (a) $3.6 million of net deferred income on previously terminated interest rate swap agreements (see Note 12), less (b) $2.4 million of deferred debt issue costs, and (c) $0.5 million of unamortized debt discount costs. This net expense was included in “Other income (expense)” in the consolidated statement of income for 2006.

In connection with the early extinguishment of our Senior Notes, totaling $124.5 million in December 2005, as discussed in Note 9, we paid prepayment premiums of $4.5 million and wrote off $1.0 million of unamortized debt issuance costs, for a total of $5.5 million. This expense was recognized in “Other income (expense)” for the two-month transition period ended December 31, 2005.

12. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We currently use fixed interest rate swap agreements (“swaps”) to manage changes in cash flow as a result of changes in interest rate movements on certain of our variable rate debt under our credit agreement. We have designated these swaps as cash flow hedges. To receive hedge accounting treatment, all of our swaps are formally documented at the inception of each hedge and the hedges must be highly effective at swap inception and at least quarterly in offsetting changes to future cash flows on hedged transactions. If our swaps are highly effective, the change in fair value, net of income taxes, is recorded in other comprehensive income or loss, except for any ineffectiveness portion of the fair value change, which is recognized in earnings. If our swaps were not to be highly effective, then we would record the change in fair value in earnings. All of our swaps were highly effective through December 31, 2006. We determine the ineffectiveness portion of the fair value change in our swaps by comparing to hypothetical swaps that identically match the critical terms of our variable rate debt. There was no ineffectiveness in the change in the fair value of our swaps for the year ended December 31, 2006.

During 2006, we entered into four swaps for notional amounts totaling $275.0 million, or 55% of $498.7 million of our variable rate Term Loan A and Term Loan B Facilities (see Note 9), that fixed the interest rates at rates ranging from 5.45% to 5.69%, plus a spread of 1.50% to 1.75% applicable to the variable rate debt.

The fair values of our swaps were estimated using pricing models widely used in financial markets and represent the amounts at December 31, 2006 that we would receive or pay if the swaps were terminated. For 2006, we recognized $3.6 million in other comprehensive loss, consisting of the net adjustment to fair value of the swaps of $5.0 million less income tax benefits of $1.4 million.

In prior years, we used certain variable interest rate swap agreements to hedge the fair value of a portion of our then existing fixed interest rate Senior Subordinated Notes. We designated these swaps as fair value hedges, which were used to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing by replacing fixed rate debt with floating rate debt. If the fair value hedges were highly effective, then only the ineffectiveness portion of the fair value change of the swaps would have been required to be recognized in earnings. We were able to use the short-cut method under SFAS 133 for these fair value hedges. No ineffectiveness was recognized in earnings for years ended October 31, 2005 and 2004.

During the year ended October 31, 2005 and in prior years, we terminated these fair value hedges, recognized net deferred gains in “Other liabilities” in the consolidated balance sheets, and amortized such net deferred gains as a reduction in interest expense over the life of the Senior Subordinated Notes. With the retirement of the Senior Subordinated Notes in 2006 (see Note 9), we wrote off the remaining $3.6 million of these net deferred gains from the previously terminated swap agreements to “Other income (expense)” in the consolidated statement of income for the year ended December 31, 2006 (see Note 11).

13. INCOME TAXES

For the year ended December 31, 2006, the provision (benefit) for income taxes has been computed based on our reporting as a REIT for federal income tax purposes. As a REIT, we are not subject to corporate income taxes on REIT-qualifying income and gains from investments in real estate if we distribute such income and gains to our shareholders. Our non-REIT activities, including our manufacturing operations and the harvesting and sale of logs, are conducted in Longview TRS, which is subject to corporate income taxes. For the years ended October 31, 2005 and 2004, we were taxed as a regular corporation and all of our earnings were subject to corporate level income taxes.

The provision (benefit) for income taxes consisted of the following:

	Year Ended	Two Months Ended	Year Ended October 31,
	December 31, 2006	December 31, 2005	2005	2004
	(dollars in thousands)

Current:
Federal	$—	$(14)	$725	$—
State	(4)	47	963	123

Total current tax	(4)	33	1,688	123

Deferred:
Federal	(36,474)	(3,086)	4,475	8,200
State	1,256	(247)	17	677

Total deferred tax	(35,218)	(3,333)	4,492	8,877

Total provision (benefit) for taxes on income	$(35,222)	$(3,300)	$6,180	$9,000

An analysis of the income tax (benefit) provision follows:

	Year Ended	Two Months Ended	Year Ended October 31,
	December 31, 2006	December 31, 2005	2005	2004
	(dollars in thousands)

Expected federal income tax provision (benefit) at statutory rate	$(5,686)	$(3,204)	$5,787	$8,015
REIT income and gains not subject to corporate income taxes	(21,242)	—	—	—
Elimination of pre-conversion net deferred tax liabilities	(7,994)	—	—	—
State income taxes less federal income tax benefit	(1,077)	(147)	630	520
Credits	(284)	—	(551)	(200)
Other	1,061	51	314	665

Income tax (benefit) provision	$(35,222)	$(3,300)	$6,180	$9,000

The tax effect of temporary differences giving rise to our deferred tax assets and deferred tax liabilities is as follows:

	As of December 31,
	2006	2005
	(dollars in thousands)

Deferred tax assets:
Alternative minimum tax	$—	$(398)
State credits and other assets	(10,633)	(8,465)

Total deferred tax assets	(10,633)	(8,863)

Deferred tax liabilities:
Depreciation/depletable assets	142,355	173,267
Employee benefit plans	19,376	36,622
Other liabilities	204	213

Total deferred tax liabilities	161,935	210,102

Deferred income taxes — net	$151,302	$201,239

The deferred tax assets and deferred tax liabilities recorded in the consolidated balance sheet are as follows:

	As of December 31,
	2006	2005
	(dollars in thousands)

Deferred tax liabilities-net	$158,407	$205,698
Less: deferred tax assets included in “Prepaid expenses and other assets”	7,105	4,459

Total	$151,302	$201,239

Deferred tax liabilities-net were reduced as of December 31, 2006 by $13.3 million for the tax benefits associated with the implementation of SFAS 158 as discussed in Note 2.

We have also recognized income tax benefits of $7.7 million from losses generated by Longview TRS during 2006 because we expect to realize such benefits for income tax purposes in periods after December 31, 2006 from (1) future Longview TRS earnings, (2) the reversal of temporary difference primarily due to depreciation previously recognized as deferred tax liabilities, and (3) tax planning strategies, if necessary. Accordingly, we have not recognized a valuation allowance for the tax benefits from Longview TRS losses during 2006.

14.	RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

December 31 is the measurement date for the year ended December 31, 2006; October 31 is the measurement date for the years ended October 31, 2005 and 2004.

Retirement plans

We have two defined benefit pension plans that cover a majority of employees who have completed one year of continuous service. The plans provide benefits of a stated amount for each year of service with an option for some employees to receive benefits based on an average earnings formula.

The change in projected benefit obligation is as follows:

	Year Ended	Two Months Ended	Year Ended October 31,
	December 31, 2006	December 31, 2005	2005	2004
	(dollars in thousands)

Benefit obligation at beginning of year	$444,733	$428,953	$415,210	$376,616
Service cost	10,441	1,583	9,403	8,499
Interest cost	26,269	4,271	24,413	23,986
Amendments	19,750	—	82	21
Change in assumptions	1,575	13,326	—	24,280
Actuarial (gain) loss	2,904	—	1,538	1,708
Benefits paid	(28,657)	(3,400)	(21,693)	(19,900)

Benefit projected obligation at end of year	$477,015	$444,733	$428,953	$415,210

The change in fair value of plan assets is as follows:

	Year Ended	Two Months Ended	Year Ended October 31,
	December 31, 2006	December 31, 2005	2005	2004
	(dollars in thousands)

Fair value of plan assets at beginning of year	$521,500	$500,918	$462,167	$437,193
Actual return on plan assets	88,749	23,982	60,444	41,872
Employee contribution	—	—	—	2
Employer contributions	—	—	—	3,000
Benefits paid	(28,657)	(3,400)	(21,693)	(19,900)

Fair value of plan assets at end of year	$581,592	$521,500	$500,918	$462,167

The funded status (the difference between the fair value of plan assets and the projected benefit obligation) of the plans and the pension assets included in “Pension and other assets” in the consolidated balance sheets are as follows:

	As of December 31,
	2006(a)	2005
	(dollars in thousands)

Funded status	$104,577	$76,767
Unrecognized net actuarial loss	—	38,266
Unrecognized prior service cost	—	23,226

Pension assets included in “Pension and other assets” in consolidated balance sheets	$104,577	$138,259

(a)	As required by SFAS 158, we recorded in Accumulated Other Comprehensive Loss as of December 31, 2006 the unrecognized net actuarial loss and unrecognized prior service costs—See Note 2.

Major assumptions used in the calculation of the funded status (pension benefit obligation) are as follows:

	As of
	December 31,
Pension benefit obligation (as used in computation of consolidated balance sheet amounts)	2006	2005

Discount rate	6.00%	5.75%
Rate of compensation increase	3.81%	4.75%

Major assumptions used in measuring net periodic pension expense (income) are as follows:

	Year Ended
	December 31,	Year Ended October 31,
Net periodic pension expense (income)	2006	2005	2004

Discount rate	5.75%	6.00%	6.50%
Rate of compensation increase	4.75%	4.75%	4.75%
Expected long-term rate of return on plan assets	8.50%	8.75%	9.00%

The discount rate assumption is based on rates of return on long-term high quality bonds. The expected long-term rate of return on plan assets assumption considers the historical rate of return on plan assets as well as expected rate of return on the target asset allocations. The 10-year historical return on plan assets was 10.4% and the 5-year historical return on plan assets was 9.5%. This consideration resulted in a selection of 8.50% for the year ending December 31, 2007 long-term rate of return.

The changes in the assumptions used in measuring net periodic pension expense for 2006 had the effect of increasing net periodic pension expense by $2.4 million, consisting of $1.2 million for the change in the discount rate and $1.2 million for the change in the expected long-term rate of return. The changes in the assumptions used in measuring net periodic pension income for the year ended October 31, 2005 resulted in a decrease in net periodic pension income of $1.7 million, consisting of (1) $0.4 million for the change in the discount rate, and (2) $1.3 million for the change in the expected long-term rate of return.

The components of net periodic pension expense (income) by year are summarized as follows:

	Year Ended	Two Months Ended
	December 31,	December 31,	Year Ended October 31,
	2006	2005	2005	2004
	(dollars in thousands)

Service cost — benefits earned during the year	$10,441	$1,583	$9,403	$8,499
Interest cost on projected benefit obligation	26,269	4,271	24,413	23,986
Expected return on plan assets	(40,784)	(6,933)	(43,830)	(45,234)
Recognized net actuarial loss	1,626	43	—	—
Amortization of prior service cost	7,197	933	5,887	5,950

Net periodic benefit (income) expense	$4,749	$(103)	$(4,127)	$(6,799)

The change in net periodic benefit expense of $4.7 million for the year ended December 31, 2006 compared to net periodic benefit income of $(4.1) million for the year ended October 31, 2005 resulted in an increase in expense of $8.9 million. This increase in expense was primarily due to (1) changes in the discount rate and expected long-term rate of return assumptions of $2.4 million, (2) a $4.5 million increase from changes in the collective bargaining agreement for the Longview mill and certain converting facilities, effective June 1, 2006, which increased the value of current and future benefits, and (3) recognition of $1.6 million of previous net actuarial losses on pension plan assets.

Plan assets

The pension plan weighted-average asset allocations are as follows:

	As of December 31,
Asset Classes	2006	2005

Large Cap U.S. Equity	27%	40%
Small/Mid Cap U.S. Equity	22	23
International Equity	22	13
Private Equity	3	4
Real Estate	10	7
Other	16	13

Total	100%	100%

The objective of the plans is to provide sufficient funds to pay pension obligations for current and future participants and beneficiaries, based on current and foreseeable employment, employer contributions, investment experience, liabilities of the plan, contribution rates in labor agreements, statutes, regulations and other pertinent factors. The target asset allocation shall be broadly diversified, with no disproportionate or extreme positions that might cause significant diminution of value given adverse developments. An asset allocation study was prepared to evaluate the asset allocation strategy of the plans. As a result of the study, it was decided to change the asset allocation strategy in order to reduce volatility but maintain a high level of return. This change in strategy, which was implemented during the year ended October 31, 2005, reduces exposure to domestic equities by shifting to more international equities and absolute return investments. In addition, assets will be invested in real estate and various other investments.

The target asset allocation is as follows:

Target Asset
Allocation as of
December 31,
Asset Classes	2006

Large Cap U.S. Equity	28%
Small/Mid Cap U.S. Equity	20
International Equity	20
Private Equity	5
Real Estate	12
Other	15

Total	100%

We do not expect to make any contributions to the plans in 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Payments
(dollars in thousands)

2007	$22,499
2008	23,680
2009	25,588
2010	27,687
2011	29,552
2012-2016	177,341

Total	$306,347

Postretirement benefits other than pensions

We provide postretirement health care insurance benefits through an indemnity plan and a health maintenance organization (“HMO”) plan for all salaried and certain non-salaried employees and their dependents. Individual benefits generally continue until age 65. We do not pre-fund these benefits, and, accordingly, have no plan assets. The plan also includes a retiree contribution requirement for certain salaried and certain hourly employees. The retiree contribution amount is adjusted annually.

The change in the accumulated postretirement health care benefit obligation is as follows:

	Year Ended	Two Months Ended	Year Ended October 31,
	December 31, 2006	December 31, 2005	2005	2004
	(dollars in thousands)

Change in accumulated benefit obligation:
Accumulated benefit obligation at beginning of year	$41,430	$40,996	$39,569	$32,780
Service cost	1,448	243	1,377	1,266
Interest cost	2,268	399	2,308	2,297
Change in assumptions	(272)	—	—	—
Actuarial (gain) loss	(632)	206	(237)	5,010
Benefits paid	(2,686)	(414)	(2,021)	(1,784)

Accumulated benefit obligation at end of year	$41,556	$41,430	$40,996	$39,569

The unfunded status (accumulated postretirement health care benefit obligation) of the postretirement health care benefit liabilities included “Postretirement and other liabilities” in the consolidated balance sheets is summarized as follows.

	As of
	December 31,
Accumulated postretirement health care benefit obligation	2006(a)	2005
	(dollars in thousands)

Unfunded status	$41,556	$41,430
Unrecognized net loss	—	(5,613)
Unrecognized transition obligation	—	(3,403)

Postretirement health care benefit liabilities included in “Postretirement and other liabilities” in the consolidated balance sheets	$41,556	$32,414

(a)	As required by SFAS 158, we recorded in Accumulated Other Comprehensive Loss as of December 31 2006 the unrecognized net loss and unrecognized transition obligation — see Note 2.

Assumptions used in determining the unfunded status (accumulated postretirement health care benefit obligation) are as follows:

	As of December 31,
Accumulated postretirement health care benefit obligation	2006	2005

Discount rate	6.0%	6.0%
Health care cost trend rate
Indemnity plan	11.0%	13.0%
HMO plan	5.5%	5.5%
Ultimate trend rate
Indemnity plan	5.5%	5.5%
HMO Plan	5.5%	5.5%
Year ultimate trend rate reached
Indemnity plan	2010	2009
HMO Plan	2000	2000

The components of net periodic postretirement health care benefit cost by year are summarized as follows:

	Year Ended	Two Months Ended	Year Ended October 31,
Net periodic postretirement health care benefit cost	December 31, 2006	December 31, 2005	2005	2004
	(dollars in thousands)

Service cost — benefits earned during the year	$1,448	$243	$1,377	$1,266
Interest cost on accumulated benefit obligation	2,268	399	2,308	2,297
Amortization of transition obligation	499	87	499	499
Amortization of net loss	56	10	113	45

Net periodic postretirement health care benefit cost	$4,271	$739	$4,297	$4,107

Assumptions for the discount rates and health care cost trend rates used in measuring net periodic postretirement health care benefit cost are as follows:

	Year Ended
	December 31,	Year Ended October 31,
Net periodic postretirement health care benefit cost	2006	2005	2004

Discount rate	5.75%	6.0%	6.0%
Health care cost trend rate
Indemnity plan	11.00%	13.0%	15.0%
HMO plan	5.50%	5.5%	5.5%
Ultimate trend rate
Indemnity plan	5.50%	5.5%	5.5%
HMO Plan	5.50%	5.5%	5.5%
Year ultimate trend rate reached
Indemnity plan	2010	2009	2009
HMO Plan	2000	2000	2000

The effect of a one-percent change in the health care cost trend rate as of December 31, 2006 is as follows:

	1-Percent	1-Percent
	Increase	Decrease
	(dollars in thousands)

Effect on accumulated postretirement health care benefit obligation	$3,810	$(3,371)
Effect on aggregate service and interest cost components of net periodic postretirement health care benefit cost	$596	$(343)

The following postretirement health care benefit amounts, which reflect expected future service, as appropriate, are expected to be paid in the period indicated:

Postretirement
Health Care
Benefit Payments
(dollars in thousands)

2007	$2,955
2008	3,005
2009	3,346
2010	3,717
2011	4,104
2012-2016	19,525

Total	$36,652

Savings plans

Voluntary savings plans are maintained for all employees who have completed one year of continuous service. The plans allow salary deferrals in accordance with section 401(k) of the Internal Revenue Code of 1986, as amended. Our contribution as a matching incentive was $2.6 million, $2.5 million and $2.5 million during the years ended December 31, 2006 and October 31, 2005 and 2004, respectively.

Estimated matching contributions:

Savings Plans
Matching
Contributions
(dollars in thousands)

2007	$2,690
2008	2,800
2009	2,910
2010	3,030
2011	3,150
2012-2016	16,900

Total	$31,480

15.	IMPAIRMENT ASSESSMENT-LEAVENWORTH SAWMILL AND POSSIBLE DIVESTITURE OF CONVERTING PLANTS

We continually review our capital assets, consisting primarily of buildings, machinery and equipment, and timber and timberlands for impairment at least annually or when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. We also review, from time-to-time, possible dispositions of various assets in light of current and anticipated economic and industry conditions, our operating plan and other relevant circumstances. The determination to dispose of particular assets can require us to make assumptions regarding the transaction structure of the disposition and to estimate the net sales proceeds, which may be less than previous estimates of undiscounted future net cash flows. Therefore, we may be required to record impairment charges to operations in connection with a decision to dispose of assets in subsequent quarters once a definitive plan or program for divestiture of these assets has been implemented.

We are currently exploring the possibility of divesting eight of our converting plants located in the eastern and central regions of the United States and we closed and sold our sawmill located in Leavenworth, Washington, as discussed below under “Impairment loss and closure of Leavenworth sawmill.” Except for the Leavenworth sawmill, for which an impairment adjustment was made in the third quarter of 2006, we concluded that the undiscounted cash flows from the manufacturing segment, both with and without the eight converting plants being considered for divestiture, exceeds their carrying values. As of December 31, 2006, the divestiture was not considered to be more likely than not, as our Board of Directors was considering various strategic alternatives. However, if subsequent information determines that these facilities are required to be sold as individual converting plants or in more than one or two groups, there is a possibility that material write downs of such assets could occur in later periods.

The No. 4 paper machine in our Longview paper mill, which is currently idle, has provided paperboard raw materials for the aforementioned eight converting plants. If and when these converting plants are sold, the No. 4 paper machine and related supporting equipment may no longer be needed for paperboard production and it is likely that the machine will be permanently shut down. A net realizable value assessment will be performed at the time of such event or occurrence to reflect the fair value of the No. 4 machine, and an adjustment for this equipment could be made in a subsequent period.

(a)	Impairment loss and closure of Leavenworth sawmill

During the third quarter of 2006, we recognized an impairment loss of $10.8 million for the excess of the net carrying value over the fair value of the Leavenworth sawmill. The fair value was determined based on ongoing market negotiations for the sawmill. In December of 2006, we closed the sawmill and sold the remaining assets for $5.0 million to a buyer that does not intend to operate the sawmill. Sawmill employee termination and other costs of approximately $1.0 million were recognized during the fourth quarter of 2006. The sawmill was recognized in our Timber segment.

The net impairment adjustment of $10.8 million, and the gain on the sale of the sawmill of $0.3 million recorded in the fourth quarter of 2006, have been reported as a net $10.5 million in “Loss (gain) on impairment and disposition of assets” in the consolidated statement of income for 2006.

In connection with the sale of the sawmill, we also entered into a five-year agreement with the same buyer, with an option by either party to renew the agreement for another five years, to provide logs from our timberlands to the buyer at prevailing market prices. The buyer paid us $4.0 million as consideration for the log supply agreement. We have recognized the $4.0 million log supply agreement amount as deferred revenue in the consolidated balance sheet as of December 31, 2006 and will amortize the amount to income over the life of the agreement.

(b)	Permanent shut down of paper machines in 2005

During the year ended October 31, 2005, after considerable review of current market conditions, future expectations, and costs of operating and maintaining the No. 1 and No. 3 paper machines, we decided to permanently shut down those machines primarily because of: (1) declining profit margins and reduced production demand for products produced by those machines, and (2) the assignment of remaining production to another paper machine. Accordingly, we recorded a non-cash charge of $9.7 million to “Loss (gain) on impairment and disposition of assets” during the fourth quarter of 2005 in the consolidated statement of income for the No. 1 and No. 3 paper machines and related dedicated spare parts. These paper machines were recognized in our Manufacturing segment.

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounts receivable, revenue bonds and borrowings under our credit agreement approximate fair value as reported in the consolidated balance sheets because they are either short-term in nature or the debt has variable interest rates that are periodically adjusted to reflect current market conditions. The fair value of the outstanding 10% Senior Subordinated Notes as of December 31, 2005 was estimated using discounted cash flow analysis, based on our incremental borrowing rates for similar types of borrowing arrangements with similar remaining maturities. The fair value of these notes was approximately $214.4 million at December 31, 2005 compared to the carrying value of $215.0 million. The fair value of our interest rate swap agreements is discussed in Note 12.

17.	SHAREHOLDER RIGHTS PLAN

On January 26, 1999, our board of directors authorized a rights plan (the “Plan”). The Plan provided for a dividend distribution of one right for each share of common stock to shareholders of record at the close of business on March 1, 1999 and the attachment of a right to any subsequently issued shares of our common stock. The rights expire on March 1, 2009, if not previously redeemed or exercised. Each right entitles the holder to purchase one-tenth of one common share at a price of $5.00 ($50 per whole share), subject to adjustment under certain circumstances. With certain exceptions, the rights will become exercisable only upon the earlier of (i) the first date of public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of our common stock (the “Stock Acquisition Date”) or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of our common stock.

In the event that our Board of Directors determines that (i) any person becomes an Acquiring Person (other than us, our affiliates or members of the “Approved Group”, as described in the Rights Agreement), or (ii) an Acquiring Person engages in various self-dealing transactions with us, each holder of a right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of our common stock (or, in certain circumstances, cash, property or other securities of Longview Fibre Company) having a value equal to two times the purchase price for each whole share of our common stock issuable pursuant to the exercise of the rights.

In the event that, at any time following the Stock Acquisition Date, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation, (ii) any person consolidates with, or merges with or into, us, and we are the continuing or surviving corporation of such consolidation or merger, or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a right (other than the Acquiring Person) shall thereafter have the right to receive, upon exercise, common stock of, in the situations discussed in (i) and (ii), the surviving corporation, and, in the situation discussed in (iii) above, the person or entity to which the majority of the assets are sold, having a value equal to two times the then current purchase price for each whole share of our common stock issuable pursuant to the exercise of the rights.

We will generally be entitled to redeem the rights at $0.01 per right at any time until the tenth business day following the Stock Acquisition Date or, if earlier, a change of control of Longview Fibre Company approved by our board of directors.

In connection with the REIT E&P Special Dividend Distribution (see Note 3), the purchase price for each whole share of our common stock pursuant to the exercise of a right under the shareholder rights plan was adjusted from $50.00 to $36.79.

NOTE: The Plan was amended, as discussed in Note 22, to render it inapplicable pending the acquisition of the Company by Brookfield Asset Management Inc.

18.	DIVIDEND REINVESTMENT PLAN

During the third quarter of 2006, we established a Dividend Reinvestment Plan (“Plan”) whereby shareholders may elect to have cash dividends we pay on all or a percentage of their common shares automatically reinvested in shares of our common stock. Dividends reinvested will be used to purchase shares, at our option, either:

•	On the open market, at the weighted-average price per share of all shares purchased by the plan administrator on the investment date; or

•	From us, at a price per share equal to the average of the high and low sales prices of our common stock on the New York Stock Exchange on the investment date.

Common shares totaling 3,250,000 have been reserved by us for reinvestment of cash dividends under the Plan, of which 8,776 shares of common stock were issued under the Plan during the fourth quarter of 2006. In connection with the dividends that were declared in the fourth quarter of 2006 and paid on January 3, 2007 (see Note 7), we issued 20,112 shares of common stock to shareholders automatically electing to reinvest their cash dividends.

NOTE: The Plan is currently suspended pending the acquisition of the Company by Brookfield Asset Management Inc., as discussed in Note 22, and may be terminated if the acquisition is completed.

19.	COMMITMENTS AND CONTINGENCIES

The estimated costs to complete approved capital projects were $24.0 million and $17.2 million at December 31, 2006 and 2005, respectively, including estimated capital commitments to reforest our harvested timberlands of $5.4 million and $4.3 million. There are various claims, lawsuits and pending actions against us incident to our operations. It is our opinion that the ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

At December 31, 2006, we were obligated under agreements for the lease of certain rail cars with lease terms ranging from five to eleven years. The leases may be terminated without penalty, at our option, after five years. Annual payments under these operating leases are expected to be $1.7 million in each year for the next five years.

20.	SEGMENT INFORMATION AND CHANGE IN REPORTING OF SEGMENTS

We own and operate tree farms in Oregon and Washington, which produce logs for sale. Our pulp and paper mill at Longview, Washington produces pulp, which is manufactured into kraft paper and containerboard. The raw material fibers come primarily from purchased wood chips and sawdust with important contributions from fiber reclaimed from post-consumer and post-industrial waste, purchased bleach pulp, and augmented by log chipping operations that we own and also by others. Our fifteen converting plants in twelve states produce shipping containers.

During the fourth quarter of 2006, we restructured our management so that the daily operating decisions for our manufacturing businesses, consisting of the Longview mill and the converting plants are now made by our Chief Operating Officer, subject to review and approval by our Chief Executive Officer.

In accordance with the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, we have combined our previously reported Paper and Paperboard segment and Converted Products segment into one Manufacturing segment. We now report two segments in the consolidated financial statements, Timber and Manufacturing, instead of the previous reported three segments, Timber, Paper and Paperboard, and Converted Products. Segment information for prior periods included in the consolidated financial statements has been restated for reporting of the Timber and Manufacturing segments.

Net sales includes export sales, which are denominated in U.S. dollars, of $93.1 million, $101.8 million and $105.2 million during the years ended December 31, 2006 and October 31 2005 and 2004, respectively. Our primary export markets are Japan and Southeast Asia, with additional export net sales attributable to China and Canada, among other countries. Our total export net sales for the years ended December 31, 2006 and October 31, 2005 and 2004 include $31.5 million, $27.3 million and $46.7 million to Japan and $17.1 million, $28.3 million and $23.4 million to Southeast Asia, for the corresponding periods.

Identifiable assets are segregated or allocated to segments as follows:

1. Assets used wholly within a segment are assigned to that segment.

2. Assets used jointly are allocated to each segment on a percentage determined by dividing total cost of product produced for the two segments into cost of product produced for each segment.

	Year Ended	Two Months Ended
	December 31,	December 31,	Year Ended October 31,
	2006	2005	2005	2004
	(dollars in thousands)

Net sales:
Timber	$193,021	$27,425	$186,783	$192,840
Manufacturing	757,645	116,121	711,309	638,326

Total net sales	950,666	143,546	898,092	831,166

Operating profit (loss):
Timber	78,595	14,310	84,792	90,039
Manufacturing	(46,486)	(12,247)	(32,637)	(31,095)

Total operating profit	32,109	2,063	52,155	58,944

Depreciation, depletion and amortization:
Timber	12,650	1,590	13,729	11,618
Manufacturing	68,010	11,539	68,775	67,900

Total depreciation, depletion and amortization	80,660	13,129	82,504	79,518

Additions to capital assets:
Timber	14,762	4,654	31,968	24,946
Manufacturing	22,245	2,932	10,180	44,052

Total additions to capital assets	$37,007	$7,586	$42,148	$68,998

	December 31,
	2006	2005
	(dollars in thousands)

Identifiable assets at balance sheet date:
Timber	$267,979	$278,276
Manufacturing	869,139	931,987

Total assets	$1,137,118	$1,210,263

21.	QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarters
	1st	2nd	3rd	4th	Total
	(dollars in thousands, except per share)

Year ended December 31, 2006:
Net sales	$220,057	$246,501	$245,617	$238,491	$950,666
Gross profit	29,780	52,550	40,385	26,954	149,669
Net income (loss)	(11,019)	5,501	21,379	3,114	18,975

Net income (loss) per share(a)	(0.17)	0.08	0.33	0.05	0.29

Year ended October 31, 2005:
Net sales	$224,080	$224,409	$224,919	$224,684	$898,092
Gross profit	34,770	44,747	41,181	34,708	155,406
Net income (loss)	2,621	8,759	5,849	(6,875)	10,354

Net income (loss) per share(a)	0.04	0.13	0.09	(0.10)	0.16

Year ended October 31, 2004:
Net sales	$169,927	$213,383	$220,486	$227,370	$831,166
Gross profit	14,074	39,449	42,029	46,144	141,696
Net income (loss)	(9,283)	5,947	7,905	9,332	13,901

Net income (loss) per share(a)	(0.14)	0.09	0.12	0.14	0.21

(a)	Net income (loss) per share has been retroactively restated for all periods presented for the 14.7 million shares issued as part of the REIT E&P Special Dividend Distribution on August 7, 2006 (see Note 3).

22.	PENDING SALE OF THE COMPANY

On February 2, 2007, we entered into an Agreement and Plan of Merger (“Merger Agreement”) where Brookfield Asset Management Inc. (“Brookfield”) will acquire all of our outstanding common shares for $24.75 per share in cash. We expect the acquisition to close in the second quarter of 2007, subject to approval by our shareholders. If we should terminate the Merger Agreement under specified circumstances, including a termination whereby we would enter into an agreement to be acquired by another company, we would be required to pay Brookfield a termination fee of $57 million.

Also on February 2, 2007, our Board of Directors amended the Shareholders Rights Plan whereby the plan is no longer applicable pending the acquisition of the Company by Brookfield. The Dividend Reinvestment Plan was also suspended pending the acquisition. See Notes 17 and 18.

On February 5, 2007, we filed merger-related documents included on Form 8-K, Form 8-A/A, Schedule 14A with the Securities and Exchange Commission (SEC) dealing with the pending acquisition of our Company by Brookfield. We also intend to file with the SEC a proxy statement, including a detailed description of the terms of the Merger Agreement, as well as other important information about the proposed transaction.

LONGVIEW FIBRE COMPANY

As at March 31, 2007 and December 31, 2006 and
for the three months ended March 31, 2007 and 2006
(Unaudited)

LONGVIEW FIBRE COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
THREE MONTHS ENDED MARCH 31
(dollars in thousands except per share)

	2007	2006

Net sales
Timber	$41,649	$41,849
Manufacturing	187,029	178,208

	228,678	220,057
Cost of products sold, including outward freight	213,758	191,073

Gross profit	14,920	28,984

Selling, administrative and general expenses	22,666	24,467
Loss (gain) on impairment and disposition of assets	44,680	(84)
Advisory fees and REIT-related expenses	24,737	11,108
Operating profit (loss)
Timber	17,134	17,569
Manufacturing	(94,297)	(24,076)

	(77,163)	(6,507)
Interest income	247	119
Interest expense	(9,819)	(8,567)
Other income (expense)	(3,995)	(2,371)

Income (loss) before taxes	(90,730)	(17,326)

Provision (benefit) for taxes
Current	15	15
Deferred	(30,026)	(6,322)

	(30,011)	(6,307)

Net income (loss)	$(60,719)	$(11,019)

Per share data
Net income (loss) per share	$(0.92)	$(0.17)
Cash dividends paid
Regular dividends	$0.23	$—
Weighted average shares outstanding	65,779	65,750

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current assets:
Cash	$806	$2,753
Accounts and notes receivable	103,937	122,194
Allowance for doubtful accounts	(625)	(755)
Refundable income taxes	95	319
Inventories	67,840	75,785
Prepaid expenses and other assets	11,337	11,934
Current assets held for sale	28,825	—

Total current assets	212,215	212,230

Capital assets:
Buildings, machinery and equipment at cost	1,500,162	1,757,092
Accumulated depreciation	(1,034,867)	(1,196,042)

Costs to be depreciated in future years	465,295	561,050
Plant sites at cost	2,001	3,335

	467,296	564,385

Timber at cost less depletion	203,022	202,953
Roads at cost less amortization	8,408	8,613
Timberlands at cost	25,213	25,213

	236,643	236,779

Capital assets held for sale	41,028	—

Total capital assets	744,967	801,164

Pension and other assets	121,633	123,724

Pension and other assets — held for sale	119	—

	$1,078,934	$1,137,118

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to bank resulting from checks in transit	$9,843	$827
Trade accounts payable	52,721	52,648
Dividends payable	15,129	15,125
Advisory fees and REIT-related expenses payable	24,608	3,443
Short term borrowings	14,200	6,000
Accrued payroll liabilities	20,448	17,938
Accrued payroll liabilities — held for sale	706	—
Other taxes payable	8,283	6,779
Other accrued liabilities	19,159	14,461
Current portion of long-term debt	2,979	2,987

Total current liabilities	168,076	120,208

Long-term debt	509,463	510,202

Deferred tax liabilities — net	129,364	158,407

Postretirement and other liabilities	42,423	47,241

Shareholders’ equity:
Preferred stock
Common stock	98,669	98,639
Additional paid-in capital	289,991	289,577
Retained earnings (deficit)	(135,881)	(60,345)
Accumulated other comprehensive loss	(23,171)	(26,811)

Total shareholders’ equity	229,608	301,060

Total liabilities and shareholders’ equity	$1,078,934	$1,137,118

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THREE MONTHS ENDED MARCH 31
(dollars in thousands)

	2007	2006

Cash provided by (used for) operations:
Net income (loss)	$(60,719)	$(11,019)
Adjustments to income (loss) not requiring (providing) cash:
Depreciation	16,962	18,095
Depletion and amortization	1,755	1,845
Deferred taxes — net	(30,026)	(6,322)
Loss (gain) on impairment and disposition of assets	44,684	(84)
Change in:
Accounts and notes receivable — net	928	(1,204)
Refundable income taxes	119	2,674
Inventories	(3,659)	1,395
Prepaid expenses and other assets	597	471
Pension and other noncurrent assets	1,972	2,143
Trade accounts payable, payroll and other taxes payable, and other accrued liabilities	8,933	5,402
Dividends payable	5	—
Advisory fees and REIT-related expenses payable	21,165	10,524
Postretirement and other liabilities	223	66

Cash provided by operations	2,939	23,986

Cash provided by (used for) investing:
Additions to: Plant and equipment	(5,183)	(4,862)
Timber and timberlands	(1,662)	(1,666)
Proceeds from sale of capital assets	197	290

Cash used for investing	(6,648)	(6,238)

Cash provided by (used for) financing:
Additions to long-term debt	—	48
Reduction in long-term debt	(747)	—
Short-term borrowings, net	8,200	—
Payable to bank resulting from checks in transit	9,016	(5,115)
Cash dividends paid	(15,129)	—
Proceeds from sale of common stock	444	—

Cash used for financing	1,784	(5,067)

Less cash held for sale	(22)	—

Change in cash position	(1,947)	12,681
Cash position, beginning of period	2,753	1,608

Cash position, end of period	$806	$14,289

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
THREE MONTHS ENDED MARCH 31
(dollars in thousands)

	Note	2007	2006

Net income (loss)		$(60,719)	$(11,019)
Other comprehensive loss, net of tax
Unrealized loss on derivatives	9	3,640	—

Comprehensive income (loss), net of tax		$(57,079)	$(11,019)

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)
(dollars in thousands)

			Additional	Retained	Accumulated	Total
	Common Stock		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Capital	(Deficit)	Loss	Equity

Balance at December 31, 2006	65,759	$98,639	$289,577	$(60,345)	$(26,811)	$301,060
Fin 48 Adoption	—	—	—	312	—	312

				(60,033)		301,372
Cash dividends of $0.23 per share paid on April 3, 2007	—	—	—	(15,129)	—	(15,129)
Purchase of common stock (DRIP)	20	30	414	—	—	444
Net loss	—	—	—	(60,719)	—	(60,719)
Other comprehensive income (loss)	—	—	—	—	3,640	3,640

Balance at March 31, 2007	65,779	$98,669	$289,991	$(135,881)	$(23,171)	$229,608

The accompanying notes are an integral part of these financial statements.

LONGVIEW FIBRE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, and disclosures necessary to present fairly, in all material respects, the consolidated financial position, results of operations and cash flows except that certain information and note disclosures made in the latest Annual Report on Form 10K have been condensed or omitted from the accompanying consolidated financial statements. Accordingly, these consolidated financial statements should be read in conjunction with our latest Annual Report on Form 10-K.

(a)	Reclassifications

Prior period amounts have been reclassified to conform to current period classifications. These reclassifications have no impact upon net income or shareholders’ equity.

(b)	Recent accounting pronouncements and developments

FAS 157 — Fair Value Measurements

Issued in September 2006 this statement defines fair value, establishes a framework for measuring fair value in GAAP and expands the disclosures about fair value measurement. It is effective for financial statements issued for fiscal years beginning after November 15, 2007. We continue our evaluation of the implementation of this statement.

FAS 159 — The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115.

This statement permits entities to choose to measure many financial instruments and certain other items at fair value. It is intended to provide a method of reducing volatility of earnings fluctuations without the application of complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We continue our evaluation of the implementation of this statement.

2.	EARNINGS PER SHARE

Basic earnings per share are based on the number of shares of common stock outstanding. We do not have dilutive securities. Therefore, our basic and diluted earnings per share are the same for periods presented in the consolidated statements of operations.

Net income per share for the three months ended March 31, 2006 has been computed using the number of common shares outstanding during the period after giving retroactive effect to the 14,673,663 additional shares that were issued as part of the REIT-required special distribution. On August 7, 2006, we distributed to our shareholders in a taxable cash and stock distribution our accumulated and undistributed earnings and profits attributable to taxable periods ending prior to January 1, 2006. We also distributed in this special distribution amounts representing anticipated 2006 REIT capital gains that would, if retained by us, be subject to federal corporate income tax. The total distribution was $385.1 million, consisting of 14,673,663 shares of our common stock valued at $308.1 million and $77.0 million in cash.

Net income and cash dividends paid per share for each period presented is as follows:

	Three Months Ended March 31,
	2007	2006
	(in thousands, except per share)

Numerator:
Net income (loss)	$(60,719)	$(11,019)
Cash dividends paid	$15,129	$—
Denominator:
Basic and diluted	65,779	65,750
Per share:
Net income per share	$(0.92)	$(0.17)
Cash dividends paid per share	$0.23	$—

3.	INVENTORIES

Inventories consist of the following:

	March 31, 2007	December 31, 2006
	(in thousands)

Finished Goods	$38,586	$37,806
Goods in process	34,672	37,786
Raw materials	21,122	11,050
Supplies (at average cost)	47,265	45,259

	141,645	131,901
LIFO reserve	(62,201)	(56,116)

Total inventories	$79,444	$75,785

4.	DIVIDENDS PAYABLE

Our Board of Directors declared a dividend payable of $0.23 per share, or $15.1 million, to shareholders of record on March 15, 2007, which was paid on April 3, 2007.

5.	OTHER ACCRUED LIABILITIES

Other accrued liabilities include the following:

	March 31, 2007	December 31, 2006
	(in thousands)

Workers’ compensation liabilities	$8,303	$9,135
Accrued interest on debt	1,907	1,971
Current portion of accumulated postretirement health care benefit obligation	2,955	2,955
Fixed interest rate swap liabilities	5,594	—
Other	400	400

Total other accrued liabilities	$19,159	$14,461

The fixed interest rate swaps have been reclassified as current due to their pending settlement and ineffective determination. See Note 9 for further discussion.

6.	ADVISORY FEES AND REIT-RELATED EXPENSES

Advisory fees and REIT-related expenses for the three months ended March 31, 2007 consisted of (1) advisory fees paid or payable to two investment banking firms to provide us with financial advisory services in exploring strategic sales options for the Company, and (2) legal fees in connection with the REIT conversion.

7.	OTHER INCOME (EXPENSE)

Other expense for the three months ended March 31, 2006 primarily consisted of debt and equity issue costs of approximately $2.7 million related to proposed public offerings of common stock and debt securities that were expensed because we did not proceed with the offerings.

Other expense for the three months ended March 31, 2007 primarily consisted of the loss recognized on the termination of the fixed interest rate swap agreements of $5.6 million.

8.	LONG-TERM DEBT

(a)	Credit Agreement

Our credit agreement provides $700 million of borrowing capacity consisting of a $200 million five-year senior secured term loan A facility (“Term Loan A Facility”), a $300 million seven-year senior secured term loan B facility (“Term Loan B Facility”), and a $200 million five-year senior secured revolving credit facility (“Revolving Credit Facility”). As of March 31,2007, the Term Loan A and Term Loan B Facilities were fully utilized and the Revolving Credit Facility had outstanding borrowings of $14.2 million. The Term Loan B Facility requires quarterly principle payments of 1% per annum and thus has a March 31, 2007 balance of $297.9 million. This amount less the quarterly minimum principle payments is due on June 13, 2013.

The outstanding borrowings under the Revolving Credit Facility consisted of “swingline” loans that were requested on an expedited basis and were required to be repaid within ten days. Accordingly, we have classified these swingline loans as “Short-term borrowings” in the consolidated balance sheet. Our remaining borrowing capacity as of March 31, 2007 was $175.9 million under all credit facilities, after reduction for outstanding letters of credit of $9.9 million and “swingline” loans of $14.2 million.

See Note 9 and Note 15 for a discussion of related derivative instruments and subsequent settlements of the debt.

9.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use fixed interest rate swap agreements (“swaps”) to manage changes in cash flow as a result of changes in interest rate movements on our variable rate debt. We have designated these swaps as cash flow hedges. To receive hedge accounting treatment, all of our swaps are formally documented at the inception of each hedge and the hedges must be highly effective at swap inception and at least quarterly in offsetting changes to future cash flows on hedged transactions. If our swaps are highly effective, the change in fair value, net of income taxes, is recorded in other comprehensive income or loss, except for any ineffectiveness portion of the fair value change, as discussed in a following paragraph, which is recognized in earnings. If our swaps are not highly effective, then we record the change in fair value in earnings.

During the second and third quarters of 2006, we entered into four interest rate swap agreements (“swaps”) for notional amounts totaling $275.0 million on a portion of our variable rate Term Loan A and Term Loan B Facilities (“Facilities”) to manage changes in cash flow as a result of changes in interest rate movements.

These swaps fixed the interest rates on a portion of our Facilities at rates ranging from 5.45% to 5.69%, plus a spread of 1.50% to 1.75% applicable to those Facilities.

The fair values of our swaps were estimated using pricing models widely used in financial markets and represent the amounts that we would receive or pay if the swaps were terminated. At March 31, 2007, we recorded $4.1 million in miscellaneous income and expense, consisting of the net adjustment to fair value of the swaps of $5.6 million less income tax benefits of $1.5 million. At December 31, 2006, we recorded $3.6 million in other comprehensive income, consisting of the net adjustment to fair value of the swaps of $5.0 million less income tax benefits of $1.4 million. The acquisition by Brookfield Asset Management precipitated settlement of the related debt and, accordingly, the swaps were determined to be ineffective and reclassified as current. See Notes 12 and 15 for further discussion of the acquisition.

10.	INCOME TAXES

We adopted the provisions of Financial Standards Accounting Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”) on January 1, 2007. As a result of the adoption, we recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, we had gross unrecognized tax benefits of $3.2 million, including interest, of which $1.5 million, if recognized, would impact the effective tax rate.

For the three months ended March 31, 2007, the provision (benefit) for income taxes has been computed based on our reporting as a REIT for federal income tax purposes. As a REIT, we are not subject to corporate income taxes on REIT-qualifying income and gains from investments in real estate if we distribute such income and gains to our shareholders. Our non-REIT activities, including our manufacturing operations and the harvesting and sale of logs, are conducted in Longview TRS, which is subject to corporate income taxes. For the three months ended March 31, 2006, the provision (benefit) for income taxes was computed as a regular corporation whereby all of our earnings were subject to corporate level income taxes.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of January 1, 2007, we had approximately $0.2 million of gross accrued interest related to uncertain tax positions.

For the quarter ending March 31, 2007, we had no material change in unrecognized tax benefits.

Tax years ending October 31, 2003 through December 31, 2006 remain open to examination by the major taxing jurisdictions to which we are subject.

11.	RETIREMENT AND POSTRETIREMENT BENEFIT PLANS

We have defined benefit pension and postretirement health care plans that cover a majority of our employees who have completed one year of continuous service. The pension plans provide benefits of a stated amount for each year of service with an option for some employees to receive benefits based on an average earnings formula. The postretirement health care plan covers salaried and certain non-salaried employees who retire and their dependents until they reach age 65.

The following table sets forth the components of net periodic (income) expense for the pension and postretirement health care plans:

	Pension		Postretirement
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2007	2006	2007	2006
	(In thousands)		(In thousands)

Components of net periodic income:
Service cost — benefits earned during year	$2,841	$2,629	$378	$379
Interest cost on benefit obligation	6,943	6,246	601	590
Expected return on plan assets	(10,847)	(10,196)	—	—
Amortization of prior service cost	1,984	1,080	—	—
Amortization of actuarial losses	—	397	9	38
Amortization of transition obligation	—	—	125	124

Net periodic expense	$921	$156	$1,113	$1,131

In developing the net periodic expense for the pension plans for the year ending December 31, 2007, we changed discount rate assumption from 5.75% to 6.00%, the rate of anticipated compensation increase was reduced from 4.75% to 3.81%, and we updated the mortality tables used for determining life expectancies. The effect of the changes in these assumptions increased net period expense by approximately $325,000 for the three months ended March 31, 2007.

Net periodic expense for 2007 for the pension plans and the postretirement health care plan is expected to be $3.5 million and approximately $4.5 million, respectively.

We did not make any contributions to our pension plans during the three months ended March 31, 2007 and March 31, 2006. We paid $786,000 and $715,000 in postretirement health care benefits during the three months ended March 31, 2007 and 2006, respectively.

We also maintain multiple voluntary 401(k) savings (defined contribution) plans for all employees who have completed one year of continuous service. We make matching contributions to these plans based on contributions made by employees. We contributed $634,000 and $636,000 to these plans for the three months ended March 31, 2007 and 2006, respectively.

12.	PENDING SALE OF THE COMPANY

During the first quarter of 2007, we entered into an Agreement and Plan of Merger (“Merger Agreement”) where Brookfield Asset Management Inc. (“Brookfield”) will acquire all of our outstanding common shares for $24.75 per share in cash. The acquisition closed in the second quarter of 2007 after approval by our shareholders. During the period from the signing of the Merger Agreement to the date of the closing of the acquisition, Brookfield placed certain restrictions on our ability to perform certain business transactions without the prior written consent of Brookfield. These restrictions included, among other things, (1) purchasing timberlands, selling higher and better use lands and acquiring other capital assets above specified amounts in our timber and manufacturing segments, (2) limitations on borrowings under our credit agreement except for working capital purposes and transactions in the ordinary course of business, (3) prohibitions on the acquiring, issuing, selling, or splitting of our capital stock, and (4) restrictions on paying dividends above our current dividend policy or which are in excess of REIT distribution requirements.

In conjunction with the Merger Agreement, the Company also entered into termination protection agreements with certain executive officers of the Company, which, in the event of termination of employment without cause (as defined in the termination protection agreements), such executive officers would receive their normal compensation ranging from one to three years and also certain other benefits. Based on the acquisition completion date of April 20, 2007, if the executive officers were terminated without cause on that date, the Company would be obligated to pay to these officers approximately $4.0 million with the obligation decreasing over the one to three years of the agreement. Refer to Note 15 for discussion of the subsequent closing of the sale of the company.

13.	SALE OF CONVERTING FACILITIES AND IMPAIRMENT OF CERTAIN ASSETS

In March 2007, we entered into an agreement with U.S.C. Acquisition Corp. to sell eight of our converting facilities located in the central and eastern United States for $80.7 million in cash. We completed the sale in the second quarter of 2007. At the date of the signing of the agreement, the net carrying value of these facilities exceeded the total net sales price by $31.4 million and, accordingly, we recognized this loss in “Loss (gain) on impairment and disposition of capital assets” in the consolidated statement of income (loss) for the three months ended March 31, 2007.

Certain of the pulp and paper assets, including #4 paper machine and #15 furnace, were used in the production of paperboard raw materials for the eight converting plants that have now been sold. As a result, we permanently curtailed #4 paper machine, and determined that the cost of maintaining #15 furnace was no longer economical in light of the reduced demand, and recorded an impairment of this and other related equipment in the first quarter of 2007. An impairment analysis of this equipment in the first quarter of 2007 determined that its net carrying value exceeded its net realizable value by $12.7 million and, accordingly, we recognized this loss in “Loss (gain) on impairment and disposition of capital assets” in the consolidated statement of income (loss) for the three months ended March 31, 2007.

The converting facilities sold and the impairment recognition of the mill equipment are both within the manufacturing segment. The timber segment experienced no unusual asset changes during the period ended March 31,2007.

The specific assets held for sale are identified in the following table:

(in thousands)

Current assets:
Cash	$22
Accounts receivable — net	17,199
Inventories	11,604

Total current assets	28,825
Capital assets:
Buildings, machinery and equipment at cost	117,672
Accumulated depreciation	(77,974)
Plant sites at cost	1,330

Total capital assets	41,028
Other long-term assets	119
Total assets held for sale	$69,972

14.	DIVIDEND REINVESTMENT PLAN

In conjunction with the cash dividends of $0.23 per share that were declared in the fourth quarter of 2006 and paid on January 3, 2007, we issued 20,112 shares of common stock in the first quarter of 2007 to shareholders automatically electing to reinvest their cash dividends under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan was terminated on February 5, 2007 due to the acquisition of the Company by Brookfield as discussed in Notes 12 and 15.

15.	SUBSEQUENT EVENTS

On April 19, 2007, the shareholders of Longview Fibre Company voted to accept the merger agreement put forth by Brookfield Asset Management. On April 20, 2007 Brookfield Asset Management acquired all of the outstanding voting shares of Longview Fibre Company. Longview Fibre Paper & Packaging Inc. then ceased to be listed on the New York Stock Exchange as a public company. Longview Fibre Company is now a wholly owned subsidiary of Brookfield Asset Management.

As part of the acquisition, Brookfield retired most of the outstanding debt of Longview Fibre Company, and terminated the swap agreements related to that debt. The terminated debt included senior notes A and B, the revolver and swingline agreements, with the industrial revenue bonds projected for retirement by the end of July.

On April 26, 2007, the sale of the central and eastern container plants to U.S.C. Acquisition Corp. was completed (see Note 13 above). The gain or loss associated with the sale, net of the impairment recorded in the first quarter 2007, will be recorded in the second quarter of 2007. The operations of the plants continued until the date of closing the transaction. This required that the working capital amount for closing the transaction be based upon an estimate calculated just prior to the transaction date. As such, the Asset Purchase Agreement allows for a subsequent “true-up” adjustment to the exact figure coincident with the date and time of the closing.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

As at and for the years ended December 31, 2006 and 2005

Independent Auditors’ Report

To the Directors of
  Great Lakes Power Limited:

We have audited the accompanying balance sheets of Great Lakes Power Limited Transmission Division (the “Division”) as of December 31, 2006 and December 31, 2005, and the related statements of capital account, income and cash flows for the years then ended. These financial statements are the responsibility of the Division’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Division’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Division as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

Toronto, Ontario May 30, 2007	(Signed) Deloitte & Touche LLP Chartered Accountants Licensed Public Accountants

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

BALANCE SHEET
AS AT DECEMBER 31
(thousands of CDN dollars)

	Notes	2006	2005

ASSETS
Current assets
Cash		$4,937	$1,960
Accounts receivable		3,512	5,595
Due from related parties	3	8,500	6,505
Prepaid expenses and other		157	109
Taxes receivable		—	711
Current portion of regulatory asset	6	1,649	1,649

		18,755	16,529
Deferred financing fees		998	1,035
Regulatory asset	6	3,299	4,948
Property, plant and equipment, net	4	195,954	182,182

		$219,006	$204,694

LIABILITIES AND CAPITAL ACCOUNT
Current liabilities
Accounts and other payables		$5,159	$10,356
Taxes payable		4,307	—
Due to related parties	3	7,179	2,092

		16,645	12,448
Future income taxes	9	21,707	23,364
First mortgage bonds	5	115,750	115,750

		154,102	151,562
Capital account		64,904	53,132

		$219,006	$204,694

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF CAPITAL ACCOUNT
YEAR ENDED DECEMBER 31
(thousands of CDN dollars)

	2006	2005

Balance, beginning of year	$53,132	$44,154
Net income	11,772	8,978

Balance, end of year	$64,904	$53,132

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31
(thousands of CDN dollars)

	Notes	2006	2005

Revenues		$34,686	$28,909

Expenses
Operating and administrative		4,277	4,558
Maintenance		1,475	968
Taxes, other than income taxes		482	519

		6,234	6,045

Net operating income		28,452	22,864

Interest	8	6,555	2,565
Depreciation		5,530	4,425
Amortization		37	—
Loss on disposal of property, plant and equipment, net	6	1,436	1,671
Other income		(179)	(90)

Net income before income taxes		15,073	14,293
Income taxes — current	9	4,958	5,318
Income taxes — future	9	(1,657)	(3)

Net income		$11,772	$8,978

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31
(thousands of CDN dollars)

	Notes	2006	2005

Operating activities
Net income		$11,772	$8,978
Items not affecting cash
Depreciation and amortization		5,567	4,425
Future income taxes		(1,657)	(3)
Loss on disposal of property, plant and equipment, net	6	1,436	1,671
Net change in non-cash working capital	7	6,943	7,481

		24,061	22,552

Investing activities
Due from related parties		(1,995)	(6,405)
Proceeds on disposition of property, plant and equipment		250	—
Additions to property, plant and equipment		(19,339)	(44,079)

		(21,084)	(50,484)

Financing activities
Due to related parties		—	27,000

		—	27,000

Increase (decrease) in cash		2,977	(932)
Cash, beginning of year		1,960	2,892

Cash, end of year		$4,937	$1,960

The accompanying notes are an integral part of these statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

NOTES TO FINANCIAL STATEMENTS
(in thousands of CDN dollars)

1.	NATURE AND DESCRIPTION OF BUSINESS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the basis that the Transmission Division (the “Division”) of Great Lakes Power Limited (“GLPL”) operates as a separate legal entity. The Division is engaged in the transmission of electricity to the area adjacent to Sault Ste. Marie, Canada and is subject to the regulations of the Ontario Energy Board (the “OEB”). These divisional financial statements do not include all of the assets, liabilities, revenues and expenses of GLPL. Consolidated financial statements of GLPL have been prepared for issuance to the shareholders and have been reported on by its auditors.

These financial statements have been derived from the consolidated financial statements and accounting records of GLPL using historical results of operations and historical basis of assets and liabilities of the Division. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Division’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Division been a stand-alone company during the years presented.

These financial statements include allocations of certain expenses and liabilities, including the items described below.

General Corporate Expenses

GLPL allocates some of its general corporate expenses for each fiscal year based on variable drivers depending on the nature of each expense. These general corporate expenses include accounting and administration, management salaries, planning and maintenance services and information technology. Administration costs such as accounting and management salaries are allocated equally across the divisions whereas information technology is allocated based on headcount. Total allocations amounted to $1,286 in 2006 ($1,384- 2005). These expenses have been included in operating and administrative expenses on the income statement. Management believes the cost of these services charged to the Division are a reasonable representation of the costs that would have been incurred if the Division had performed these functions as a stand-alone company.

Income taxes

The Division’s income taxes are calculated on a separate tax return basis. However, GLPL was managing its tax position for the benefit of its business as a whole, and its tax strategies are not necessarily reflective of the tax strategies that the Division would have followed as a stand-alone company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied in the preparation of these financial statements:

(a)	Property, plant and equipment

Property, plant and equipment are recorded at cost, including costs of acquisition incurred by the Division and its parent, less accumulated depreciation. The cost of the property, plant and equipment is depreciated over the estimated service lives of the assets as follows:

	Method	Rate

Buildings	Straight-line	40 years
Transmission stations, towers and related fixtures	Straight-line	25 to 40 years
Equipment	Straight-line	5 to 40 years

Construction work in progress is not depreciated until the assets are put into service.

(b)	Impairment of long-lived assets

The Division reviews long-lived assets for other than temporary impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The determination of whether impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. Should an asset be considered to be impaired, an impairment loss is recognized in an amount equal to the excess of the asset’s carrying value over its fair value.

(c)	Deferred financing fees

Financing costs associated with the offering of long-term debt are deferred and amortized over the term of the related debt.

(d)	Capitalization of interest

Interest on funds used in construction is charged to construction work in progress at the prescribed rate of return applicable to the rate base.

(e)	Revenue recognition

The Division recognizes revenue on an accrual basis, when electricity is wheeled, at the regulated rate established by the OEB.

(f)	Income taxes

The Division uses the asset and liability method in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted, or substantively enacted, tax rates and laws that will be in effect when the differences are expected to reverse, taking into account the organization of the Division’s financial affairs and its impact on taxable income and tax losses.

(g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. During the years presented, management has made a number of estimates and valuation assumptions including accruals, depreciation and those relevant to the defined benefit pension plan. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(h)	Rate Regulation

On January 1, 2005, the Division adopted CICA Handbook Accounting Guideline 19, Disclosure by Entities Subject to Rate Regulation. The Division is regulated by the OEB. Accounting standards recognize that rate regulation can create economic benefits and obligations, which are reported in the financial statements as regulatory assets and liabilities. When the regulation provides assurance that incurred costs will be recovered in the future, the Division may defer these costs and report them as a regulatory asset. If current recovery is provided for costs expected to be incurred in the future, the Division reports a regulatory liability. Also, if the regulation provides for lesser or greater planned revenue to be received or returned by the Division through future rates, the Division recognizes and reports a regulatory asset or liability, respectively. The measurement of such regulatory assets and liabilities are subject to certain estimates and assumptions, including assumptions made in the interpretation of the regulation.

3.	RELATED PARTY TRANSACTIONS

(a)	The Division has provided advances to and received advances from entities under common control in the normal course of operations. The Division has also provided advances to and received advances from other divisions of GLPL. These advances are non-interest bearing, unsecured and due on demand.

(b)	In the normal course of operations, Riskcorp Inc., an insurance broker related through common control, entered into transactions with GLPL to provide insurance. These transactions have been measured at exchange value. The total cost allocated to the Division in 2006 for these services was $117 (2005 — $124) and no amount remains outstanding at year end (2005 — $nil).

(c)	As a result, the following balances are receivable (payable) at December 31:

	2006	2005

Due from related parties
Advances to other divisions of GLPL	$8,500	$6,505

Due to related parties
Advances from other divisions of GLPL	$(6,898)	$(2,087)
Advances from entities under common control	(281)	(5)

	$(7,179)	$(2,092)

4.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land	$544	$—	$544	$544
Buildings	15,466	4,475	10,991	11,318
Transmission stations, towers and related fixtures	231,568	49,342	182,226	147,349
Equipment	—	—	—	350
Construction work in progress	2,193	—	2,193	22,621

	$249,771	$53,817	$195,954	$182,182

Cost and accumulated depreciation as at December 31, 2005 were $230,881 and $48,699, respectively.

Property, plant and equipment were comprehensively revalued to fair value in 1996. At December 31, 2006, the fair value adjustment and the related accumulated depreciation were $78,941 and $19,888, respectively (2005 - $78,941 and $17,915, respectively).

5.	FIRST MORTGAGE BONDS

	2006	2005

Series 1 First Mortgage Bonds	$384,000	$384,000
Subordinated First Mortgage Bonds	115,000	115,000

	$499,000	$499,000

The Series 1 First Mortgage Bonds (“Series 1 Bonds”) bear interest at the rate of 6.60%. Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 16, 2013. Equal blended semi-annual payments of principal and interest on the Series 1 Bonds will commence on December 16, 2013 and will continue until and including June 16, 2023. The Series 1 Bonds will not be fully amortized by their maturity date. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023.

The Subordinated First Mortgage Bonds bear interest at the rate of 7.80%, payable on June and December 16 each year, and are due on June 16, 2023.

The Series 1 First Mortgage Bonds and the Subordinated First Mortgage Bonds are both secured by a charge on generation and transmission present and future real property assets of GLPL. The fair market value of the First Mortgage Bonds is $576,262 (2005 — $526,713) based on current market prices for debt with similar terms.

A total of $115,750 of the Series 1 Bonds (2005 — $115,750) has been allocated to the Division. Interest on the allocated Bonds is expensed in accordance with the interest rate prescribed by regulation. In 2006, the interest rate was 6.6% (2005 — 6.6%).

6.	EFFECT OF RATE REGULATION

The Division recorded the following regulatory asset as at December 31, 2006:

	2006	2005

Regulatory assets
Deferred loss on disposal of transmission assets	$4,948	$6,597
Less: current portion	(1,649)	(1,649)

Long-term portion	$3,299	$4,948

The Division operates in accordance with the regulations of the OEB. Regulatory assets and liabilities represent certain revenues earned or costs incurred in the current year or in prior years that have been or are expected to be recovered from customers upon approval from the OEB. In the absence of rate regulation, these balances would have been recorded as revenues or expenses in the statement of income.

Deferred loss on disposal of transmission assets

As prescribed by regulatory order, gains or losses on disposal of assets are recorded as a regulatory asset or liability subject to approval by the OEB. For the year ended December 31, 2005, the Division incurred a loss on disposal of transmission assets of $8,246. This regulatory asset is recovered over a period of five years, which commenced on April 1, 2005, through rate increases. During 2006, the Division recovered $1,649 (2005 - $1,649) of the deferred loss. As the deferred loss on disposal of transmission assets has been approved by the OEB for recovery, there is no risk of non-collection of this balance.

7.	STATEMENT OF CASH FLOWS

	2006	2005

Accounts receivable	$2,083	$(3,310)
Prepaid expenses and other	(48)	375
Due to related parties	5,087	169
Taxes receivable / payable	5,018	5,181
Accounts and other payables	(5,197)	5,066

	$6,943	$7,481

Non-cash activities for the year ended December 31 include:

	2006	2005

Regulatory asset recorded as a result of loss on disposal of transmission assets (note 6)	$—	$8,246

Due to related parties settled through the allocation of First Mortgage Bonds	$—	$27,000

Taxes payable settled through the allocation of First Mortgage Bonds	$—	$20,000

8.	INTEREST AND FINANCING FEES

The net interest and financing fees recorded in the financial statements as at December 31 are comprised as follows:

	2006	2005

Interest expense incurred	$7,659	$4,687
Capitalized interest	(1,104)	(2,122)

	$6,555	$2,565

9.	INCOME TAXES

The provision for income taxes in the statements of income represents an effective tax rate different than the Canadian statutory rate of 36% (2005 — 36%). The differences are as follows:

	2006	2005

Net income before income taxes	$15,073	$14,293

Computed income tax recovery at Canadian statutory rate	5,444	5,163
Increase resulting from:
Large corporation tax	—	205
Impact of future rate change on future income tax liability	(2,018)	—
Other	(125)	(53)

Income tax provision	$3,301	$5,315

Future income tax liabilities
CCA in excess of book depreciation	$21,792	$23,437
Other	(85)	(73)

	$21,707	$23,364

The Division’s future income tax liability of $21,707 (2005 — $23,364) is comprised principally of temporary differences relating to the CCA in excess of book depreciation. At December 31, 2006, the Division did not have any unused capital losses (2005 — $nil).

10.	FINANCIAL INSTRUMENTS

(a)	Interest rate risk

The Division’s long-term debt bears interest at a rate set periodically by the OEB. Consequently, there is cash flow exposure.

(b)	Fair value

The carrying amounts in the balance sheet of accounts receivable and accounts and other payables approximate their fair values, reflecting their short maturities.

The fair value of the related party balances is not determinable by management due to the related party nature of these balances.

(c)	Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where the Division would incur a loss in replacing the defaulted transaction. The Division’s financial instruments that are potentially exposed to credit risks are accounts receivable. The Division actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures.

11.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

In the normal course of operations, the Division executes agreements that provide for indemnification and guarantees to third parties in transactions such as debt issuances. The nature of substantially all of the indemnification undertakings prevents the Division from making a reasonable estimate of the maximum potential amount the Division could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Division has not made significant payments under such indemnification agreements.

On behalf of GLPL, Brookfield Power Corporation obtained a letter of credit totaling $19,008 (2005 — $19,008) to cover nine months of interest payments on the Series 1 First Mortgage Bonds. No amount has been drawn against this letter of credit.

In the normal course of operations, the Division has committed as at December 31, 2006 to spend approximately $5,500 (2005 — $12,700) on capital projects in future years.

The Division may, from time-to-time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business which the Division believes would not reasonably be expected to have a material adverse effect on the financial condition, results of operations and liquidity of the Division.

There are no specified decommissioning costs relating to the Ontario transmission assets. The Division has a comprehensive repair and capital expenditure program to ensure that its transmission lines are maintained to optimum industry standards. Replacement of the assets occur in accordance with a long term capital plan and would involve typical costs of removal as part of that process. In the circumstance where a portion of a line or other assets were removed completely, there may be some contractual obligations under private or crown easements or other land rights which require the transmission owner to reinstate the land to a certain standard, typically the shape it was prior to the construction of the transmission assets. As well, certain environmental, land use and/or utility legislation, regulations and policy may apply in which we would have to comply with remediation requirements set by the government. The requirements will typically depend on the specific property characteristics and what criteria the government determines to be appropriate to meet safety and environmental concerns. These asset lives are indeterminate given their nature. As the individual assets or components reach the end of their useful lives, they are retired and replaced. Historically, certain asset components have been replaced a number of times, thus creating a perpetual asset with an indeterminate life. As such, the retirement date for these lines cannot be reasonably estimated and therefore, the fair value of the associated liability cannot be determined at this time. As a result, no liability has been accrued in these financial statements.

12.	NEW FINANCIAL INSTRUMENTS STANDARDS

On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. These standards were effective January 1, 2007. The impact of implementing these new standards is not reflected in these financial statements.

13.	DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

There are no differences between net income and capital account as reported in each year and as would be reported were the Division’s financial statements prepared in accordance with generally accepted accounting principles in the United States of America.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

As at and for the years ended December 31, 2005 and 2004

Independent Auditors’ Report

To the Directors of
  Great Lakes Power Limited:

We have audited the accompanying balance sheets of Great Lakes Power Limited Transmission Division (the “Division”) as of December 31, 2005 and December 31, 2004, and the related statements of capital account, income and cash flows for the years then ended. These financial statements are the responsibility of the Division’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Division’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Division as of December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

Toronto, Ontario May 30, 2007	(Signed) Deloitte & Touche LLP Chartered Accountants Licensed Public Accountants

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

BALANCE SHEET
AS AT DECEMBER 31
(thousands of CDN dollars)

	Notes	2005	2004

ASSETS
Current assets
Cash		$1,960	$2,892
Accounts receivable		5,595	2,285
Due from related parties	3	6,505	100
Taxes receivable		711	—
Prepaid expenses and other		109	484
Current portion of regulatory asset	6	1,649	—

		16,529	5,761
Deferred financing fees		1,035	—
Regulatory asset	6	4,948	—
Property, plant and equipment, net	4	182,182	150,796

		$204,694	$156,557

LIABILITIES AND CAPITAL ACCOUNT
Current liabilities
Accounts and other payables		$10,356	$5,290
Taxes payable		—	14,108
Due to related parties	3	2,092	917

		12,448	20,315
Future income taxes	9	23,364	23,338
First mortgage bonds	5	115,750	68,750

		151,562	112,403
Capital account		53,132	44,154

		$204,694	$156,557

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF CAPITAL ACCOUNT
YEARS ENDED DECEMBER 31
(thousands of CDN dollars)

	2005	2004

Balance, beginning of year	$44,154	$41,266
Net income	8,978	2,888

Balance, end of year	$53,132	$44,154

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
(thousands of CDN dollars)

	Notes	2005	2004

Revenues		$28,909	$24,574

Expenses
Operating and administrative		4,558	4,045
Maintenance		968	1,863
Taxes, other than income taxes		519	419

		6,045	6,327

Net operating income		22,864	18,247

Interest	8	2,565	3,949
Depreciation		4,425	3,957
Loss on disposal of property, plant and equipment, net	6	1,671	5,745
Other income		(90)	(28)

Net income before income taxes		14,293	4,624
Income taxes — current	9	5,318	4,154
Income taxes — future	9	(3)	(2,418)

Net income		$8,978	$2,888

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31
(thousands of CDN dollars)

	Notes	2005	2004

Operating activities
Net income		$8,978	$2,888
Items not affecting cash
Depreciation		4,425	3,957
Future income taxes		(3)	(2,418)
Loss on disposal of property, plant and equipment, net	6	1,671	5,745
Net change in non-cash working capital	7	7,481	17,715

		22,552	27,887

Investing activities
Due from related parties		(6,405)	(100)
Proceeds on disposition of property, plant and equipment		—	76
Additions to property, plant and equipment		(44,079)	(35,560)

		(50,484)	(35,584)

Financing Activities
Due to related parties		27,000	10,500

		27,000	10,500

(Decrease) increase in cash		(932)	2,803
Cash, beginning of year		2,892	89

Cash, end of year		$1,960	$2,892

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

NOTES TO FINANCIAL STATEMENTS
(in thousands of CDN dollars)

1.	NATURE AND DESCRIPTION OF BUSINESS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the basis that the Transmission Division (the “Division”) of Great Lakes Power Limited (“GLPL”) operates as a separate legal entity. The Division is engaged in the transmission of electricity to the area adjacent to Sault Ste. Marie, Canada and is subject to the regulations of the Ontario Energy Board (the “OEB”). These divisional financial statements do not include all of the assets, liabilities, revenues and expenses of GLPL. Consolidated financial statements of GLPL have been prepared for issuance to the shareholder and have been reported on by its auditors.

These financial statements have been derived from the consolidated financial statements and accounting records of GLPL using historical results of operations and historical basis of assets and liabilities of the Division. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Division’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Division been a stand-alone company during the years presented.

These financial statements include allocations of certain expenses and liabilities, including the items described below.

General Corporate Expenses

GLPL allocates some of its general corporate expenses for each fiscal year based on variable drivers depending on the nature of each expense. These general corporate expenses include accounting and administration, management salaries, planning and maintenance services and information technology. Administration costs such as accounting and management salaries are allocated equally across the divisions whereas information technology is allocated based on headcount. Total allocations amounted to $1,384 in 2005 ($1,322 — 2004). These expenses have been included in operating and administrative expenses on the income statement. Management believes the cost of these services charged to the Division are a reasonable representation of the costs that would have been incurred if the Division had performed these functions as a stand-alone company.

Income taxes

The Division’s income taxes are calculated on a separate tax return basis. However, GLPL was managing its tax position for the benefit of its business as a whole, and its tax strategies are not necessarily reflective of the tax strategies that the Division would have followed as a stand-alone company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied in the preparation of these financial statements:

(a)	Property, plant and equipment

Property, plant and equipment are recorded at cost, including costs of acquisition incurred by the Division and its parent, less accumulated depreciation. The cost of the property, plant and equipment is depreciated over the estimated service lives of the assets as follows:

	Method	Rate

Buildings	Straight-line	40 years
Transmission stations, towers and related fixtures	Straight-line	25 to 40 years
Equipment	Straight-line	5 to 40 years

Construction work in progress is not depreciated until the assets are put into service.

(b)	Impairment of long-lived assets

The Division reviews long-lived assets for other than temporary impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The determination of whether impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. Should an asset be considered to be impaired, an impairment loss is recognized in an amount equal to the excess of the asset’s carrying value over its fair value.

(c)	Deferred financing fees

Financing costs associated with the offering of long-term debt are deferred and amortized over the term of the related debt.

(d)	Capitalization of interest

Interest on funds used in construction is charged to construction work in progress at the prescribed rate of return applicable to the rate base.

(e)	Revenue recognition

The Division recognizes revenue on an accrual basis when electricity is wheeled at the established regulated rate by the OEB.

(f)	Income taxes

The Division uses the asset and liability method in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted, or substantively enacted, tax rates and laws that will be in effect when the differences are expected to reverse, taking into account the organization of the Division’s financial affairs and its impact on taxable income and tax losses.

(g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. During the years presented, management has made a number of estimates and valuation assumptions including accruals, depreciation and those relevant to the defined benefit pension plan. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(h)	Rate Regulation

On January 1, 2005, the Division adopted CICA Handbook Accounting Guideline 19, Disclosure by Entities Subject to Rate Regulation. The Division is regulated by the OEB. Accounting standards recognize that rate regulation can create economic benefits and obligations, which are reported in the financial statements as regulatory assets and liabilities. When the regulation provides assurance that incurred costs will be recovered in the future, the Division may defer these costs and report them as a regulatory asset. If current recovery is provided for costs expected to be incurred in the future, the Division reports a regulatory liability. Also, if the regulation provides for lesser or greater planned revenue to be received or returned by the Division through future rates, the Division recognizes and reports a regulatory asset or liability, respectively. The measurement of such regulatory assets and liabilities are subject to certain estimates and assumptions, including assumptions made in the interpretation of the regulation.

3.	RELATED PARTY TRANSACTIONS

(a) The Division has provided advances to and received advances from entities under common control in the normal course of operations. The Division has also provided advances to and received advances from other divisions of GLPL. These advances are non-interest bearing, unsecured and due on demand.

(b) In the normal course of operations, Riskcorp Inc., an insurance broker related through common control, entered into transactions with GLPL to provide insurance. These transactions have been measured at exchange value. The total cost allocated to the Division in 2005 for these services was $124 (2004 — $138) and no amount remains outstanding at year end (2004 — $nil).

(c) As a result, the following balances are receivable (payable) at December 31:

	2005	2004

Due from related parties
Advances to other divisions of GLPL	$6,505	$100

Due to related parties
Advances from other divisions of GLPL	$(2,087)	$(917)
Advances from entities under common control	(5)	—

	$(2,092)	$(917)

4.	PROPERTY, PLANT AND EQUIPMENT

	2005			2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land	$544	$—	$544	$544
Buildings	15,466	4,148	11,318	11,496
Transmission stations, towers and related fixtures	189,919	42,570	147,349	103,699
Equipment	3,164	2,814	350	451
Construction work in progress	22,621	—	22,621	34,606

	$231,714	$49,532	$182,182	$150,796

Cost and accumulated depreciation as at December 31, 2004 were $197,824 and $47,028, respectively.

Property, plant and equipment were comprehensively revalued to fair value in 1996. At December 31, 2005, the fair value adjustment and the related accumulated depreciation were $78,941 and $17,915, respectively (2004 — $82,005 and $16,401, respectively).

5.	FIRST MORTGAGE BONDS

	2005	2004

Series 1 First Mortgage Bonds	$384,000	$384,000
Subordinated First Mortgage Bonds	115,000	115,000

	$499,000	$499,000

The Series 1 First Mortgage Bonds (“Series 1 Bonds”) bear interest at the rate of 6.60%. Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 16, 2013. Equal blended semi-annual payments of principal and interest on the Series 1 Bonds will commence on December 16, 2013 and will continue until and including June 16, 2023. The Series 1 Bonds will not be fully amortized by their maturity date. The remaining principal balance of the Series 1 Bonds will be fully paid on June 16, 2023.

The Subordinated First Mortgage Bonds bear interest at the rate of 7.80% and are due on June 16, 2023.

The Series 1 First Mortgage Bonds and the Subordinated First Mortgage Bonds are both secured by a charge on generation and transmission present and future real property assets of GLPL. The fair market value of the First Mortgage Bonds is $526,713 (2004 — $499,237) based on current market prices for debt with similar terms.

A total of $115,750 of the Series 1 Bonds (2004 — $68,750) has been allocated to the Division. Interest on the allocated Bonds is expensed in accordance with the interest rate prescribed by regulation. In 2005, the interest rate was 6.6% (2004 — 7.0%).

6.	EFFECT OF RATE REGULATION

The Division recorded the following regulatory asset as at December 31, 2005:

	2005	2004

Regulatory assets
Deferred loss on disposal of transmission assets	$6,597	$—
Less: current portion	(1,649)	—

Long-term portion	$4,948	$—

The Division operates in accordance with the regulations of the OEB. Regulatory assets and liabilities represent certain revenues or costs incurred in the current period or in prior periods that have been or are expected to be recovered from customers upon approval from the OEB. In the absence of rate regulation, these balances would have been recorded as revenues or expenses in the statement of income.

Deferred loss on disposal of transmission assets

As prescribed by regulatory order, gains or losses on disposal of assets are recorded as a regulatory asset or liability subject to approval by the OEB. For the year ended December 31, 2005, the Division incurred a loss on disposal of assets totalling $8,246 which will be recovered over a period of five years, commencing April 1, 2005, through increased rates. As a result of this loss, property, plant and equipment was reduced by $8,246 and a regulatory asset totaling $8,246 was established. During 2005, the Division recovered $1,649 of the deferred loss, resulting in a balance of $6,597 recorded in the regulatory asset account as at December 31, 2005. As the deferred loss on disposal of transmission assets has been approved by the OEB for recovery, there is no risk of non-collection of this balance.

7.	STATEMENT OF CASH FLOWS

	2005	2004

Accounts receivable	$(3,310)	$(116)
Prepaid expenses and other	375	(286)
Due to related parties	169	11,206
Taxes receivable / payable	5,181	4,079
Accounts and other payables	5,066	2,832

	$7,481	$17,715

Non-cash activities for the year ended December 31 include:

	2005	2004

Regulatory asset recorded as a result of loss on disposal of transmission assets (note 6)	$8,246	$—

Due to related parties settled through the allocation of First Mortgage Bonds	$27,000	$—

Taxes payable settled through the allocation of First Mortgage Bonds	$20,000	$—

8.	INTEREST AND FINANCING FEES

The net interest and financing fees recorded in the financial statements as at December 31 are comprised as follows:

	2005	2004

Interest expense incurred	$4,687	$4,813
Capitalized interest	(2,122)	(864)

	$2,565	$3,949

9.	INCOME TAXES

The provision for income taxes in the statements of income represents an effective tax rate different than the Canadian statutory rate of 36% (2005 — 36%). The differences are as follows:

	2005	2004

Net income before income taxes	$14,293	$4,624

Computed income tax expense at Canadian statutory rate	5,163	1,665
Increase resulting from:
Large corporation tax	205	38
Other	(53)	33

Income tax provision	$5,315	$1,736

Future income tax liabilities
CCA in excess of book depreciation	$23,437	$23,383
Other	(73)	(45)

	$23,364	$23,338

The Division’s future income tax liability of $23,364 (2004 — $23,338) is comprised principally of temporary differences relating to the CCA in excess of book depreciation. At December 31, 2005, the Division did not have any unused capital losses (2004 — $nil).

10.	FINANCIAL INSTRUMENTS

(a)	Interest rate risk

The Division’s long-term debt bears interest at a rate set periodically by the OEB. Consequently, there is cash flow exposure.

(b)	Fair value

The carrying amounts in the balance sheet of accounts receivable and accounts and other payables approximate their fair values, reflecting their short maturities.

The fair value of the related party balances is not determinable by management due to the related party nature of these balances.

(c)	Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where the Division would incur a loss in replacing the defaulted transaction. The Division’s financial instruments that are potentially exposed to credit risks are accounts receivable. The Division actively manages its exposure to credit risk by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continually monitors these exposures.

11.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

In the normal course of operations, the Division executes agreements that provide for indemnification and guarantees to third parties in transactions such as debt issuances. The nature of substantially all of the indemnification undertakings prevents the Division from making a reasonable estimate of the maximum potential amount the Division could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Division has not made significant payments under such indemnification agreements.

On behalf of GLPL, Brookfield Power Corporation obtained a letter of credit totaling $19,008 to cover nine months of interest payments on the Series 1 First Mortgage Bonds. No amount has been drawn against this letter of credit.

In the normal course of operations, the Division has committed as at December 31, 2005 to spend approximately $12,700 (2004 — $32,570) on capital projects in future years.

The Division may, from time-to-time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business which the Division believes would not reasonably be expected to have a material adverse effect on the financial condition, results of operations and liquidity of the Division.

There are no specified decommissioning costs relating to the Ontario transmission assets. The Division has a comprehensive repair and capital expenditure program to ensure that its transmission lines are maintained to optimum industry standards. Replacement of the assets occur in accordance with a long term capital plan and would involve typical costs of removal as part of that process. In the circumstance where a portion of a line or other assets were removed completely, there may be some contractual obligations under private or crown easements or other land rights which require the transmission owner to reinstate the land to a certain standard, typically the shape it was prior to the construction of the transmission assets. As well, certain environmental, land use and/or utility legislation, regulations and policy may apply in which we would have to comply with remediation requirements set by the government. The requirements will typically depend on the specific property characteristics and what criteria the government determines to be appropriate to meet safety and environmental concerns. These asset lines are indeterminate given their nature. As the individual assets or components reach the end of their useful lives, they are retired and replaced. Historically, certain asset components have been replaced a number of times, thus creating a perpetual asset with an indeterminate life. As such, the retirement date for these lines cannot be reasonably estimated and therefore, the fair value of the associated liability cannot be determined at this time. As a result, no liability has been accrued in these financial statements.

12.	DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

There are no differences between net income and capital account as reported in each year and as would be reported were the Division’s financial statements prepared in accordance with generally accepted accounting principles in the United States of America.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

As at June 30, 2007 and December 31, 2006 and
for the three and six months ended June 30, 2007 and 2006
(Unaudited)

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

BALANCE SHEET
(thousands of CDN dollars)

		June 30	December 31
	Note	2007	2006
		(unaudited)

ASSETS
Current assets
Cash		$1,536	$4,937
Accounts receivable		3,724	3,512
Due from related parties		16,862	8,500
Prepaid expenses and other		271	157
Current portion of regulatory asset		1,649	1,649

		24,042	18,755
Deferred financing fees	3	—	998
Regulatory asset		2,474	3,299
Property, plant and equipment, net		196,657	195,954

		$223,173	$219,006

LIABILITIES AND CAPITAL ACCOUNT
Current liabilities
Accounts and other payables		$3,819	$5,159
Taxes payable		6,784	4,307
Due to related parties		6,753	7,179

		17,356	16,645
First mortgage bonds	3	114,770	115,750
Future income taxes		21,498	21,707

		153,624	154,102
Capital account		69,549	64,904

		$223,173	$219,006

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF CAPITAL ACCOUNT (UNAUDITED)
SIX MONTHS ENDED JUNE 30
(thousands of CDN dollars)

	2007	2006

Balance, beginning of period	$64,904	$53,136
Net income	4,645	7,145

Balance, end of period	$69,549	$60,281

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF INCOME (UNAUDITED)
(thousands of CDN dollars)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Revenues	$8,637	$8,667	$17,572	$17,182

Expenses
Operating and administration	1,217	990	2,359	2,086
Maintenance	462	179	626	263
Taxes, other than income taxes	125	124	247	240

	1,804	1,293	3,232	2,589

Net operating income	6,833	7,374	14,340	14,593
Interest	1,858	1,514	3,740	3,069
Depreciation	1,547	1,326	3,095	2,653
Amortization	—	10	—	19
Loss on disposal of property, plant and equipment	413	413	825	825
Other income	(34)	(39)	(60)	(60)

Net income before income taxes	3,049	4,150	6,740	8,087

Current	1,031	1,336	2,304	2,736
Future	(264)	(1,877)	(209)	(1,794)

Net income	$2,282	$4,691	$4,645	$7,145

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

STATEMENT OF CASH FLOWS (UNAUDITED)
(thousands of CDN dollars)

		Three Months Ended		Six Months Ended
		June 30	June 30	June 30	June 30
	Note	2007	2006	2007	2006

Operating activities
Net income		$2,282	$4,691	$4,645	$7,145
Items not affecting cash
Depreciation and amortization		1,547	1,336	3,095	2,672
Non-cash interest expense	3	9	—	18	—
Future income taxes		(264)	(1,877)	(209)	(1,794)
Loss on disposal of property, plant and equipment		413	413	825	825
Net change in non-cash working capital and other
Accounts receivable		(525)	396	(212)	334
Prepaid expenses and other		56	(34)	(114)	(93)
Accounts and other payables		(1,900)	(5,389)	(1,340)	(4,531)
Due to related parties		(593)	3,898	(426)	4,104
Taxes payable/receivable (net)		1,171	(1,457)	2,477	45

		2,196	1,977	8,759	8,707

Investing activities
Due from related party		(1,559)	(1,423)	(8,362)	(4,288)
Additions to property, plant and equipment		(2,602)	(1,168)	(3,798)	(3,959)

		(4,161)	(2,591)	(12,160)	(8,247)

Decrease increase in cash		(1,965)	(614)	(3,401)	460
Cash, beginning of period		3,501	3,034	4,937	1,960

Cash, end of period		$1,536	$2,420	$1,536	$2,420

The accompanying notes are an integral part of these financial statements.

GREAT LAKES POWER LIMITED TRANSMISSION DIVISION

NOTE TO FINANCIAL STATEMENTS (UNAUDITED)
(in thousands of CDN dollars)

1.	NATURE AND DESCRIPTION OF BUSINESS

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the basis that the Transmission Division (the “Division”) of Great Lakes Power Limited (“GLPL”) operates as a separate legal entity. The Division is engaged in the transmission of electricity to the area adjacent to Sault Ste. Marie, Canada and is subject to the regulations of the Ontario Energy Board (the “OEB”). These divisional financial statements do not include all of the assets, liabilities, revenues and expenses of GLPL.

2.	BASIS OF PRESENTATION

The Division’s unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. All amounts are reported in thousands of Canadian dollars, except as otherwise noted. These unaudited interim financial statements should be read in conjunction with the 2006 annual audited financial statements.

These unaudited interim financial statements have been prepared on a basis consistent with the disclosed audited financial statements for the fiscal year ended December 31, 2006, with the exception of the change in accounting policy described in note 3.

The preparation of these unaudited interim financial statements requires management to make assumptions and estimates that affect the amounts reported in the financial statements and the notes. Actual results could differ from these estimates. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

3.	CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the Division adopted the following new accounting standard for Canadian generally accepted accounting principles:

Handbook Section 3855, Financial Instruments — Recognition and Measurement

Under Section 3855, all financial instruments are classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, other financial liabilities, or available-for-sale financial assets. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost using the effective interest rate method of amortization. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

The Division has implemented the following classifications:

Cash is designated as a financial asset held-for-trading and is measured at fair value through net income at each period end.

Accounts receivable and due from related parties are classified as receivables. Accounts and other payables and due to related parties are classified as other financial liabilities. These accounts are measured at fair value at inception which, due to their short-term nature, approximates amortized cost.

After its initial fair value measurement, long-term debt is measured at amortized cost using the effective interest rate method.

Starting January 1, 2007, the Division is now using the effective interest rate method to amortize its deferred financing fees.

The adoption of this section is done prospectively without restatement of the financial statements of prior periods. As at January 1, 2007, the impact on the financial statements of measuring the financial assets and liabilities using the effective interest method and reclassifying the deferred financing fees directly attributable to the issuance of the long-term debt to the Division is summarized in the table below:

	December 31	January 1	Net
	2006	2007	Impact

Long-term debt	115,750	114,752	998
Deferred financing fees	998	—	(998)

4.	DIFFERENCES FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

There are no differences between net income and capital account as reported in each year and as would be reported were the Division’s financial statements prepared in accordance with generally accepted accounting principles in the United States of America.

CERTIFICATE OF THE ISSUER AND PROMOTER

Date:                , 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part XI of The Securities Act, 1988 (Saskatchewan), by Part VII of The Securities Act (Manitoba), by Part XV of the Securities Act (Ontario), by Part 6 of the Securities Act (New Brunswick), by Section 63 of the Securities Act (Nova Scotia), by Part II of the Securities Act (Prince Edward Island), by Part XIV of The Securities Act (Newfoundland and Labrador), by Part 3 of the Securities Act (Yukon), by the Securities Act (Northwest Territories) and by the Securities Act (Nunavut) and the respective regulations thereunder. This prospectus, as required by the Securities Act (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

By:		By:
	Co-Chief Executive Officer of its manager, Brookfield Infrastructure Group Inc.		Chief Financial Officer of its manager, Brookfield Infrastructure Group Inc.

On behalf of the Board of Directors
of its general partner, Brookfield
Infrastructure Partners Limited

By:		By:
	Director		Director

The Promoter

BROOKFIELD ASSET MANAGEMENT INC.

By:
  Managing Partner and
General Counsel

C-1

With a focus on global infrastructure, Brookfield Infrastructure Partners is distinguished by unique investment dynamics that include: High quality assets in demand by investors Strong external growth prospects Proprietary access to opportunities through Brookfield Asset Management Ability to leverage Brookfield’s operating platforms